As filed with the Securities and Exchange Commission on June 11, 2026.
Registration No. 333-296151
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FIRST CAROLINA FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

North Carolina	6022	27-2136973
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2626 Glenwood Avenue, Suite 200
Raleigh, NC 27608
(252) 937-2152
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ronald A. Day
Chairman, President and Chief Executive Officer
First Carolina Financial Services, Inc.
2626 Glenwood Avenue, Suite 520
Raleigh, NC 27608
(252) 451-2960
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Michael P. Reed Dwight S. Yoo Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Stuart M. Rigot General Counsel and Chief Legal Officer First Carolina Financial Services, Inc. 2626 Glenwood Avenue, Suite 200 Raleigh, NC 27608 (252) 937-2152	Seth A. Winter Alexander T. Yarbrough Troutman Pepper Locke LLP 1001 Haxall Point, 15th Floor Richmond, VA 23219 (804) 697-1200

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities or accept your offer to buy any of them until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE 11, 2026
PRELIMINARY PROSPECTUS

5,500,000 Shares
Common Stock
This prospectus relates to the initial public offering of shares of common stock of First Carolina Financial Services, Inc., a North Carolina corporation and the bank holding company for First Carolina Bank, our principal subsidiary and a North Carolina state-chartered bank.
We are offering 5,500,000 shares of our common stock, par value $0.50 per share. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price per share of our common stock to be between $14.00 and $16.00. We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “FCBM”. This offering is subject to the approval of our listing application.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as a result, are subject to reduced public company disclosure standards. See the section entitled “Implications of Being an Emerging Growth Company.”
Investing in our common stock involves risks. See the section entitled “Risk Factors,” beginning on page 36 to read about factors you should consider before investing in our common stock.
None of the United States Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds before expenses, to us	$	$

(1)	See the section entitled “Underwriting” for additional information regarding underwriting compensation.
At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, principal shareholders, employees, business associates, and related persons who have expressed an interest in purchasing our common stock in this offering. See section entitled “Underwriting—Directed Share Program.”
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional 825,000 shares of our common stock at the initial public offering price, less underwriting discounts and commissions.
These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.
The underwriters expect to deliver the shares of our common stock to purchasers on or about    , 2026, subject to customary closing conditions.
Sole Bookrunner

Keefe, Bruyette & Woods
A Stifel Company

Co-Managers

Raymond James	Hovde Group, LLC

Prospectus dated   , 2026.

Through and including    , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that has been prepared on our behalf or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Our business, financial condition, and results of operations may have changed since that date.
For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States. See the section entitled “Underwriting.”
i

CERTAIN DEFINED TERMS
Unless we state otherwise or the context otherwise requires, references in this prospectus to:

ACH	Automated Clearing House
AMLA	Anti-Money Laundering Act of 2020
Articles	Our Articles of Incorporation and all amendments thereto
Bank	First Carolina Bank
BHCA	U.S. Bank Holding Company Act of 1956, as amended
Bylaws	Our Amended and Restated Bylaws, as in effect at completion of this offering
CAC	Customer acquisition cost
CAGR	Compound annual growth rate
CFPB	Consumer Financial Protection Bureau
Code	Internal Revenue Code of 1986, as amended
Common stock	Our common stock, par value $0.50 per share
CRA	Community Reinvestment Act of 1977, as amended
DIF	Deposit Insurance Fund
DOE	U.S. Department of Education
Exchange Act	Securities Exchange Act of 1934, as amended
FDIC	Federal Deposit Insurance Corporation
FHLB	Federal Home Loan Bank
FASB	Financial Accounting Standard Board
FOMC	Federal Open Market Committee
FRB	Federal Reserve Bank of Richmond, acting under delegated authority from the Federal Reserve, the primary federal regulator of the Company
FDI Act	Federal Deposit Insurance Act, as amended
GAAP	U.S. Generally Accepted Accounting Principles
IRS	Internal Revenue Service
Federal Reserve	Board of Governors of the Federal Reserve System
JOBS Act	Jumpstart Our Business Startups Act of 2012, as amended
NCBCA	North Carolina Business Corporation Act
NCCOB	North Carolina Commissioner of Banks
OCC	Office of the Comptroller of the Currency
Sarbanes-Oxley Act	Sarbanes-Oxley Act of 2002, as amended
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
USA PATRIOT Act	USA PATRIOT Act of 2001, as amended

ii

ABOUT THIS PROSPECTUS
In this prospectus, “we,” “our,” “us,” “First Carolina,” our “Company,” the “Company,” and the “Registrant” refer to First Carolina Financial Services, Inc., a North Carolina corporation, and its direct and indirect consolidated subsidiaries. The Bank is a North Carolina-chartered bank and wholly owned subsidiary of First Carolina Financial Services, Inc., BM Technologies, Inc., a Delaware corporation, is a wholly owned subsidiary of the Bank and the parent company of BMTX, Inc. We refer to BM Technologies, Inc. and its subsidiary, BMTX, Inc., collectively, as our “Payments business” or “BM Tech”.
Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
We intend to effect a 2-for-1 forward split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering. Unless otherwise noted, the information in this prospectus gives effect to such stock split. However, the financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information therein, are presented only on a historical basis and because the stock split will not be completed by the date of effectiveness of the registration statement of which this prospectus forms a part, see “Summary Historical Consolidated Financial Data and Other Information—Selected Pro Forma Financial Data (Unaudited)” for a presentation of pro forma financial information that gives effect to the 2-for-1 forward split of our common stock in accordance with the principles of Article 11 of Regulation S-X. See also “Capitalization.”
INDUSTRY AND MARKET DATA
This prospectus includes statistical and other industry and market data that we obtained from government reports and other third-party sources. None of such reports or other third-party sources were commissioned by or on behalf of the Company, and none of the information contained therein was prepared in connection with, or specifically for use in, this prospectus. Our internal data, estimates and forecasts are based on information obtained from government reports, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that this information (including the industry publications and third-party research, surveys and studies) is accurate and reliable, we have not independently verified such information. In addition, estimates, forecasts and assumptions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. Finally, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.
TRADEMARKS, SERVICE MARKS, AND TRADENAMES
We own or otherwise have rights to the trademarks, service marks, and tradenames, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, service marks and tradenames which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks, service marks and tradenames referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of the applicable licensor to these trademarks, service marks and tradenames.
iii

PROSPECTUS SUMMARY
This summary highlights selected information contained in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and the accompanying notes included in this prospectus. Unless otherwise noted, the share and per share amounts have been adjusted to give effect to the 2-for-1 forward split of our common stock.
Company Overview
At First Carolina, with our focused banking footprint and national financial services business, we strive to be a high-performing, opportunistically driven financial services company. We are dedicated to providing innovative banking solutions and financial services to a diverse client base that totals over 650,000 deposit accounts as of March 31, 2026, including small and medium-sized businesses, individuals, professionals, as well as institutions of higher education. Our core values — being enterprising, intentional, responsive and considerate — underpin both how we operate and serve our customers and communities. As of March 31, 2026, we had total assets of $3.4 billion, total loans of $2.7 billion, total deposits of $3.0 billion, and total shareholders’ equity of $353.4 million. First Carolina owns 100% of the issued and outstanding capital stock of the Bank. Our deposit accounts are insured to the maximum extent permitted by applicable law.
Our history of profitability and prudent expense management is matched by our commitment to innovation. Through 2024 and 2025 we made strategic investments to build an operating platform capable of supporting long-term scale that we believe are essential to achieving increased operating leverage over the near and long-term. We remain confident in our ability to return to and exceed historical levels of profitability as these investments mature. We have a technology-forward platform that we believe augments our sophisticated commercial and consumer banking divisions and enhances our enterprise risk management operations while improving and expanding the suite of offerings we can provide to our customers. We manage and curate data as a corporate asset and are deploying scalable, data-driven marketing and risk mitigation initiatives based upon proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments.
Since our inception in 2012, we have successfully raised approximately $313.9 million in capital across eleven private placements. We believe this repeated success underscores our deep network of committed stakeholders, our strong relationships within the investor community and our successful ability to grow while delivering great financial performance for our shareholders.

Our Diversified Business Model
We have four primary lines of business: Commercial Banking, Payments, Consumer Banking and Wealth Management. Consistent across these lines of business is our steadfast focus on personalized, relationship-driven service underpinned by market and product expertise. Each business has experienced leadership that partners with market and industry executives for execution tailored to the respective business and geography.

We aim to drive financial performance through this diversified business model and believe that our business lines will enable us to capitalize on a wide range of strategic opportunities. We believe our Commercial Banking business has significant headroom for growth and margin expansion, as older fixed-rate loans originated during lower rate environments pay off and we make new variable-rate loans in today’s comparatively higher rate environment. Parallel to our lending growth, we are aggressively expanding our treasury management and commercial deposit platform. By providing mission-critical liquidity management and automated payment solutions to our corporate clients, we are securing low-cost, ‘sticky’ operating deposits with an expected low probability of account closure that serve as a foundational funding source. We aim to attract additional deposits through our Payments relationships with higher education institutions, and we expect that such additional deposits will help us manage wholesale borrowings and improve our overall cost of funds. We believe our Consumer Banking business and technological capabilities give us a unique opportunity to graduate student deposit accounts into long-term, franchise banking relationships.

Commercial Banking Operations
Primarily serving our core Southeast markets, our Commercial Banking line of business is made up of our Real Estate Banking and Commercial & Industrial Banking (“CBI”) divisions.
Real Estate Banking. Our Real Estate Banking division delivers term and construction financing solutions for commercial real estate (“CRE”) properties. Our team of CRE lending experts provides financing for CRE purchases, rehabilitation/repositioning and refinancings by deploying local market expertise and building strong relationships to understand the needs of our customers. The success of this relationship-driven model is evidenced by our high level of borrower loyalty, with 67% of our new originations consistently sourced from existing clients as of March 31, 2026. Our streamlined and centralized loan origination process leverages regional underwriting support and in-house risk committee oversight, thus effectively managing risks associated with our CRE lending activities while making efficient and well-informed credit decisions. As of March 31, 2026, we had an average yield of 6.0% on our CRE loans and carry $252 million in unfunded CRE commitments. Our CRE loan portfolio is substantially diverse across asset classes and geographic regions, with over 280 CRE loan relationships. We intentionally limit our credit risk to borrowers and CRE properties in the hospitality and quick service restaurant industries. Our primary source of repayment is cash flow generated by the property that secures our CRE loans. We prioritize “velocity” lending, favoring facilities with terms of five years or less and floating-rate structures to optimize yield and capital efficiency.
Our centralized Real Estate Banking division (housed in Raleigh, NC) also provides business line leadership, underwriting, fulfillment, closing and processing program management, and origination support for our portfolio consumer real estate loan product. This product is a relationship-based home mortgage loan to prime borrowers that follows the same philosophy of our real estate lending business in general which is to prioritize “velocity” lending, favoring facilities with terms of five years or less and capital efficiency given the majority of this portfolio currently is first-lien loans. The loans are originated by private and commercial bankers across our traditional bank footprint, and the residential real estate portfolio exceeded $352 million as of March 31, 2026.
Commercial & Industrial. Our commercial and industrial (“C&I”) Banking division specializes in delivering C&I banking solutions throughout all of our markets, including loans on owner-occupied CRE properties and lines of credit to closely held companies. These loans most commonly support short-term working capital needs, equipment financing, or the purchase or refinance of real estate owned by the operating business or a related entity. We selectively provide financing for management buyouts, acquisitions, re-caps and asset-based lending (“ABL”) facilities. We target a “Standard C&I Profile” consisting of firms that generally have annual revenue between $5 million and $250 million that demonstrate consistent profitability and an appropriately deep management team. Our primary source of repayment is cash flow generated by the operating business, and we typically require personal guarantees of the business owners.
Among our key strengths in our Commercial Banking operations is the fact that as of March 31, 2026, 85.8% of our CRE and C&I clients maintain deposit relationships with the Bank, and a significant majority thereof conduct their primary deposit banking activities and maintain the majority of their deposit balances with us. Further, our commercial banking strategy opts for loan origination in place of pursuing participation or passive syndication strategies. We are focused on inculcating relationships that foremostly serve the commercial banking needs of our clients in this space, and on providing further deposit and related banking support to attend to the holistic needs of our clients. The result is an integrated, responsive and full-service approach to our clients’ commercial banking and related needs.

Payments
In 2023, we established a partnership with BM Tech to add core, insured deposit relationships with higher education students across the country. In 2025, we acquired BM Tech to form the basis of our Payments business which has allowed us to capture, on a year-to-date average basis, approximately $535 million in deposits ($268 million from our disbursements products and $267 million from our BankMobile platform) with a cost of 0.02% as of March 31, 2026. Given seasonality, this business generated over $483 million in average daily deposit balances for the fiscal year 2025. Our Payments business is an industry leader in the higher education funds disbursement sector, which has a total addressable market of more than $127 billion in annual grants and loans in 2025, offering higher education institutions the ability to process financial aid disbursements and refunds to students. In this role, we offer students flexible options to receive funds from federal grants and scholarships through our refund management disbursement platform. As a competitive differentiator, we also offer students the option to deposit funds into our BankMobile Platform deposit account offering. We monetize our Payments business services in three primary ways: (1) institutional fees (both transactional and subscriptions) in exchange for us providing financial aid and other student refund disbursement services, (2) interchange and account fees generated by our BankMobile Platform deposit account offering and associated debit cards, which are utilized by both current and former students, and (3) as a significant source of low-cost deposits derivative of moving over $13.5 billion annually. We believe that our Payments business provides us with a transformational opportunity and a nationwide platform for deposit-gathering and establishing new customer relationships in addition to creation of significant non-interest fee income. Regarding our market position, the CFPB’s December 2024 annual report to Congress on college banking and credit card agreements indicated that, within its sample of existing higher education institutions’ partnerships with third-party financial service providers, our Payments business held a dominant market share based on active accounts and relationships with a 73% market share based on number of partnerships. As of March 31, 2026, our Payments business serves over 750 higher education campuses across 46 states, as shown in the figure below.

Our Higher Education National Presence (46 out of 50 States)

WA
OR
ID
WY
ND
SD
NE
MN
WI
IA
MI
NV
UT
CO
KS
MO
IL
IN
OH
PA
NY
ME
NH
MA
RI
CT
NJ
MD
DE
WV
VA
KY
CA
AZ
OK
AR
TN
NC
SC
TX
MS
AL
GA
LA
FL
HI

• Campus locations of our Payments business’s Higher Education Institution clients

As depicted in the graphic below, we believe our Payments business has significant opportunity for growth by simply capturing a larger share of the annual disbursements volume it already processes.
BM Tech / BankMobile Business 2025 Money Flows

Consumer Banking
Our Consumer Banking business is primarily driven by our BankMobile Platform and online presence, serving approximately 514,000 customers across the nation as of March 31, 2026, and supplemented by our retail banking division serving the personal day-to-day banking needs of our commercial clients, business owners and other professionals of high net worth, in our core Southeast markets.
BankMobile Platform. Our BankMobile Platform provides digital-first checking and savings accounts through our BankMobile Platform app with market-competitive features, such as peer-to-peer transfers, and reward programs along with traditional features such as a physical debit card. All students that receive disbursements through our Payments business can apply to receive their disbursements to a BankMobile Platform account (issued by the Bank). Our BankMobile Platform provides an evergreen pipeline for new accounts (with a near zero CAC) with an inherent opportunity of graduating these accounts into long-term, franchise relationships. As noted, we monetize these accounts from interchange and account fees, in addition to being a source of durable, low-cost deposits.
Retail Banking. Our retail banking division serves the personal day-to-day banking needs of our commercial clients, business owners and other professionals of high net worth. We aim to provide our customers with a single view of their financial relationship with us with easy navigation, high-touch, personalized service delivered primarily through our nine full-service offices that cover: in North Carolina, the Raleigh, Rocky Mount, Wilmington and Greensboro market areas; in Georgia, the Atlanta metro area; in Virginia, the Virginia Beach market area; and in South Carolina, the Columbia and Greenville market areas. Our banking franchise is focused on personalized, relationship-driven service combined with local market management and expertise.
Wealth Management
We deliver a full suite of wealth management services through First Carolina Wealth. We build strong partnership relationships with our wealth management clients, which we believe differentiates us from our peers, to offer a superior menu of wealth management, trusts and financial planning solutions that serve clients’ needs throughout their respective life cycles. We personalize our services based upon each client’s resources, needs and goals to best achieve their priorities in pursuit of an abundant and fulfilled life.

Strategic Focus and Growth Strategies
We have demonstrated a strong trajectory of growth, expanding our physical footprint and balance sheet while maintaining profitability. Our strategic focus is to drive sustainable growth by leveraging our established banking platform, capitalizing on market disruption, leveraging our market leadership position with our Payments business, and adapting to an evolving banking landscape. We believe that we deliver an excellent customer experience by building strong client relationships, providing personalized service and delivering market-leading products. In doing so we can deliver profitable growth through enhanced revenue generation and disciplined expense management. We believe that we will be able to continue to successfully leverage our strengths to sustain our growth trajectory:

Expand High-Quality Loan Portfolio. Our consistent organic loan growth is originated by a high-quality team of knowledgeable bankers with deep market and commercial real estate expertise. We support this organic loan growth with a deposit strategy that prioritizes relationship-driven banking with tailored treasury management services. We fund our loan growth primarily through low-cost core customer deposits. The strength of our commercial loan and deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek lending relationships with our existing depositors.
Deepen and Expand Higher Education Client Relationships and Services. We intend to leverage our established relationships with colleges and universities (across over 750 campuses as of March 31, 2026) via our Payments business services to build profitable, full-service banking relationships with these institutions. We are a trusted partner to these institutions who are reluctant to leave as switching costs are comparatively high and the operational risk of non-performance would be material to them. This customer base helps ensure predictable, high-margin noninterest income streams and continued access to low-cost core deposits that support our balance sheet growth. We also intend to strategically target additional higher education institutions that we believe could benefit from our Payments services and other integrated offerings such as our identity verification tool to assist higher education institutions in mitigating student admissions and financial aid fraud.
Expand Deposit Base. We fund our loan growth primarily through low-cost core customer deposits. Our ratio of core deposits (total deposits, less time deposits greater than $250,000 and brokered deposits) was 73.9% of total deposits and our loan to deposit ratio was 90.5%, as of March 31, 2026. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships as well the customers through our BankMobile Platform digital consumer checking accounts and higher education business. As of March 31, 2026, 99.0% of our CRE borrowers have deposits with the Bank, and often our new originations come from existing customers. Additionally, we attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products. The relationships we establish with students through our Payments business provides us a unique opportunity to capitalize and convert these accounts into long-term client relationships. As we are the platform through which students receive their disbursements, we have the unique opportunity to create durable and long-lasting relationships with high engagement with them. With minimal CAC of student deposits accounts, converting these students to long-term, everyday banking customers is a key objective in expanding our deposit base.

Deposit Portfolio
($ in millions)

$1,106
$309
$55
$494
$69
$180
$1,675
$587
$104
$662
$123
$199
$2,361
$814
$134
$578
$187
$648
$2,511
$977
$123
$583
$295
$533
$2,796
$987
$140
$759
$377
$533
$2,967
$766
$132
$931
$479
$659
2021
2022
2023
2024
2025
Q1 '26
Non-Interest Bearing Deposits
NOW Accounts
Money Market & Savings
Jumbo Time Deposits
Retail Time Deposits

Maintain Strong Credit Quality and Enterprise Risk Management Culture. We believe that our ability to maintain exceptional credit quality and conservative underwriting standards throughout our significant organic loan growth is a key differentiator for us. We do not and will not compromise our conservative credit culture. We believe we can originate high-quality loans that fit our customers’ needs and that minimize our future loss exposure. Our credit administration and risk management teams work together with our disciplined loan origination teams, and we have a proven track record of strong asset quality. Through our management loan and Board Risk Oversight committees, we maintain a multi-faceted loan monitoring process that regularly evaluates our loans, our monitoring systems and our loan grading. We believe our enterprise risk management framework and compliance management system (“CMS”) infrastructure strongly supports our Payments business to appropriately manage its risks. In addition, we believe our enterprise risk management and CMS are highly scalable to support the growth of our BankMobile Platform deposit franchise and Payments business, as well as other strategic opportunities we may identify in the future.
We proactively manage our liquidity position with a low to moderate risk appetite by optimizing the diversity of our funding sources and maintaining a stable size and mix of liquidity sources on our balance sheet. In line with our goal of securing long-term profitability and independence, we have focused on decreasing our reliance on less stable brokered and wholesale funding, prioritizing core deposits instead. Our loan-to-deposit ratio trends below peer levels, which reflects a deliberate and conservative posture intended to maximize liquidity before deploying capital into high-quality organic growth opportunities.
Additionally, the Bank has a robust periodic review process in place covering the majority of the portfolio to detect deterioration in credit quality. In support of this, most commercial credits are subject to more frequent financial reporting and covenant monitoring requirements. This credit risk monitoring includes monthly or quarterly reporting on all criticized, classified, and nonaccrual asset relationships, individually evaluated loans with proper supporting third-party values, and the identification of loans modified to borrowers experiencing financial difficulties. Regular impairment analyses are supported by current appraisals, to ensure adequate collateral coverage or appropriate reserves on all individually reviewed loans.

Identify Revenue and Efficiency Opportunities through Data Analytics. We are deploying scalable, data-driven marketing and risk mitigation initiatives. They operate using proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments. For example, we have an identity verification service that we offer to our higher-education institution customers to help them: verify student identities, reduce fraudulent enrollments, and secure account onboarding. This strengthens compliance, reduces fraud risk and supports trusted program enrollment and account access, as our higher education institution customers continue to encounter significant activity in student impersonation and fraudulent ACH activity, among other fraud schemes. To achieve our goal of reducing fraudulent activity we are developing a collaborative fraud prevention and education program, which we believe could represent an important noninterest income source in future periods.
Strategic Expansion and Scarcity Value. Organic loan growth and deposit growth have been primary tenets since our inception, and we believe this growth is paramount in driving long-term shareholder value. We grow by recruiting seasoned, entrepreneurial bankers in our attractive Southeast metropolitan markets and empowering them to build deep, holistic customer relationships. Since 2019, we have added 23 bankers and regularly evaluate opportunities to add additional experienced banking professionals within our current footprint and may seek to expand our operations in attractive and adjacent markets with experienced banking teams that are a cultural fit and knowledgeable of our target client base. In our recruiting efforts, we aim to capitalize on customers and employees displaced by bank merger and acquisition activity in our markets. Recent elevated bank merger and acquisition activity has created high levels of disruption, particularly in our core Raleigh-Cary and Atlanta markets. This dislocation allows us to grow as our bankers act as advocates for their customers, with access to all levels of management to meet our customer needs with speed and decisiveness. While organic growth has historically been our main strategic goal, we may selectively pursue future acquisitions and new market expansions to supplement organic growth in our core markets. We may also make acquisitions or open additional offices in our existing markets. We will only pursue opportunities that we believe could provide meaningful financial benefits, long-term organic growth opportunities and economies of scale without compromising asset quality or our broader enterprise risk management framework. We believe we have significant scarcity value as we maintain our status as: (i) the second-largest bank holding company headquartered in Raleigh, NC, (ii) both the second-largest bank with less than $10 billion in assets and the fourth-largest with under $100 billion in assets (excluding affiliated banks) headquartered in North Carolina and (iii) a top ten bank in our primary markets of North Carolina, South Carolina and Georgia under $20 billion in assets, each as of March 31, 2026.

Proprietary Data and Technology Platform
We are data-driven company, focused on accelerating revenue growth and achieving high operational performance through information-based decisioning. We manage and curate data as a corporate asset, while democratizing access for team members for improved decision-making, better forecasting, and faster detection of market shifts and behavioral changes. We believe all of this is especially important in the dynamic financial services space.
Our Payments business and our BankMobile Platform provide us with significant information scale, allowing us to be ahead of the curve to know what’s coming. These learnings come from handling over $13.5 billion in annual student disbursements volume, processing over $1.9 billion in annual purchase volume through our customers’ BankMobile accounts and approving over 148,000 new BankMobile checking accounts in 2025. We possess data at both the account level and the transaction/instrument level (merchant name, location, merchant category code, dollar value, etc.) with over seven years of history. Leveraging this information, we are deploying scalable, data-driven marketing initiatives based upon proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments. For example, we are targeting other cohorts of likely graduates with incentives to make our BankMobile Platform their choice for payroll direct deposit.
We embrace opportunities for artificial intelligence (“AI”) and automation for enhanced outcomes and to reimagine how “work gets done.” As an organization, we have a culture focused on continuous learning.
Our BankMobile Platform app is available in leading app stores and offers market competitive features.

Our Competitive Strengths
We believe that the following strengths will help us execute our strategic and growth plans:
Experienced and Invested Leadership. Our board of directors and executive leadership team are founders and have decades of combined business experience from a variety of backgrounds. Our directors actively participate in and support community activities, which we believe significantly benefits our business development efforts and have expanded our expansive referral network. Collectively, our directors beneficially owned approximately 14.2% of our total common stock outstanding as of March 31, 2026. Led by Ronald Day, our Chairman, President and Chief Executive Officer, our executive leadership team is comprised of established industry veterans with a track record of profitable growth, operating efficiencies and strong risk management. In addition to our executive leadership team, we are supported by a deep and talented bench of market leaders, many of whom have been with us for much of our existence.
Culture of Excellence. The culture we have developed, which permeates all our customer interactions and operational functions, provides continuity of purpose and a deeply ingrained winning mentality. Our executive leadership team, many of whom have been with us since our early days, champion a set of core values: being enterprising, intentional, responsive and considerate. This ethos promotes a collaborative workplace and an environment of transparency and shared purpose. As of March 31, 2026, approximately 47% of our legacy employees (i.e., employees who were employed by us prior to our acquisition of BM Tech) were shareholders, underscoring a collective commitment to First Carolina’s long-term success.
Diversified Business with Unique Expertise in Higher Education Offerings. Our diversified loan portfolio is structured to support growth while effectively managing risk across various sectors and geographic markets. Based on the location of customers and the location for collateral for commercial real estate loans, approximately 60.9% of our total loans are based in North Carolina, 29.6% based in Virginia, South Carolina or Georgia, our other core Southeastern markets, and the remaining 9.5% distributed nationally, as of March 31, 2026. We believe this geographic and sector diversification strengthens our ability to manage risk among our banking divisions.
Additionally, we have developed unique expertise in providing banking products and services to higher education institution customers. Many institutions of higher education are customers of larger national banks and report significantly lower levels of client service and satisfaction from those national banks, as compared to the levels that we provide. We believe our expertise in the student disbursements ecosystem coupled with our high-touch service level allows us to build lasting relationships with these higher education institutions as they continue to see the tangible benefits from our offerings.
Proven Organic Growth Capabilities Through Strong Relationships in Core Markets. We have demonstrated an ability to grow our loans and deposits organically. Our team of professionals has been an important driver of our organic growth by developing banking relationships with current and potential clients. We believe the strength of our culture and brand has been the core of our success in attracting talented professionals and banking relationships. Our focus is on being the premier commercial bank for small and medium-sized businesses, their owners, and their employees in our core high-growth Southeastern metropolitan markets. We win by delivering a superior level of responsiveness and sophisticated banking solutions, competing aggressively in our larger metropolitan areas while aiming for market dominance where we have a long-standing presence. We operate on the core belief that our success is a direct result of the success of the customers and communities we serve. We dedicate significant effort and resources to developing and maintaining relationships with entrepreneurs, business leaders and talented bankers in our markets. We believe that our focus on leveraging local talent and market knowledge has made us one of the fastest-growing banks in North Carolina and the Southeast since 2015.
Proprietary Technology Platforms. Our internally developed disbursements platform seamlessly connects to over 750 higher education campuses as of March 31, 2026, to provide a reliable and secure mechanism to transfer over $13.5 billion annually to 3.2 million student recipients across 8.7 million transactions. This platform is key to our competitive and technological advantage and has been optimized with risk management capabilities to promote safe and secure disbursement services. Similarly, our internally developed BankMobile Platform provides complete “neo-bank” functionality to customers. In conjunction with our entire array of technology-enabled banking, disbursement and deposit services, our technology gives us access to a plethora of data that we believe will help us drive future customer and deposit growth and boost profitability in our Payments business. In summary, our technological capabilities are robust and scalable for future growth, targeting high operating leverage yields.

Advanced and Scalable Enterprise Risk Management. We have a culture of well-developed risk management procedures at all levels of our organization. Our loan portfolio is primarily originated from borrowers within our footprint and is subject to a rigorous credit evaluation process that seeks to balance responsiveness with prudent underwriting and pricing practices. We have established processes to monitor our loan portfolio on a regular basis. Our management team and board of directors have established concentration limits by loan type, and related borrowers, which are regularly reviewed in light of current conditions in our core market areas to mitigate developing risk areas within our loan portfolio and to provide for strong asset quality in our loan portfolio. Our CRE (excluding loans secured by owner-occupied properties) and construction and development (“C&D”) loans as a percentage of total capital on March 31, 2026, were 483.5% and 79.2% respectively. When credit issues arise, our management team takes an active approach in handling the problem. We monitor our loan loss reserve and seek to maintain an adequate reserve for future losses. We have also strongly managed our loan portfolio for interest rate risks, with 56.0% of loans fixed rate and 44.0% variable rate as of March 31, 2026, compared to 66.8% fixed and 33.2% variable as of March 31, 2025. As of March 31, 2026, our balance sheet was slightly asset sensitive with 99.4% of our variable rate loans having rate floors with a weighted average floor of 5.9%.
Diversified Core Deposit Base. We have a valuable deposit franchise supported by a substantial level of core deposits including those generated from our Commercial Banking and Consumer Banking divisions. We believe our deposit generation is driven by our strong personal service with an emphasis on developing the total client relationship. Our bankers are skilled deposit gatherers and are incentivized to hit deposit goals. Our BankMobile Platform and Payments business generate significant core deposits, that have created long-term deposit relationships for the Bank. The BankMobile Platform and Payments business generated over $483 million in average daily deposit balances for the fiscal year 2025. As of March 31, 2026, we had total customer deposit balances of approximately $3.0 billion across more than 650,000 open accounts. Approximately 17% of deposits are uninsured, underscoring the stability of the deposit base.
Significant Total Addressable Market: The Bank aims to capitalize on significant market opportunities across its primary geographic footprint in North Carolina, Georgia, Virginia, and South Carolina, which collectively represent a population of over 10 million people and host more than 200,000 businesses. In these dynamic, high-growth metropolitan areas like Raleigh and Atlanta, we serve a diverse customer base of small and medium-sized businesses, professionals, and individuals by deploying a high-touch, relationship-focused banking model that provides a distinct competitive advantage over larger, money-center institutions. To this end, our markets are served by numerous larger regional and money-center financial institutions, which provides us with an outsized opportunity for future growth in CRE and C&I lending, as well as deposit gathering. Our market opportunity expanded exponentially with the acquisition of BM Tech, which acquisition transformed the Bank to a national franchise and a proprietary digital platform serving higher education institutions across over 750 campuses as of March 31, 2026, and reaching over 3.2 million student refund recipients annually. Through BM Tech, we believe there is still significant opportunity to expand as almost 10 million students at approximately 5,500 schools received over $111 billion of federal financial aid in fiscal year 2022, according to a 2023 CFPB report, and in 2025 the total addressable market was approximately $127 billion. As we expand, we continue to evaluate and target new markets with significant deposit opportunities such as Charleston and Charlotte.

Our Core Markets
We provide banking services from nine full-service offices in eight separate metropolitan statistical areas (“MSA”): in North Carolina, the Raleigh, Rocky Mount, Wilmington and Greensboro service areas; in Georgia, the Atlanta service area; in Virginia, the Virginia Beach service area; and in South Carolina, the Columbia and Greenville service areas. These four states, which comprise our core markets for our Commercial Banking line of business, are all top 10 in net domestic migration, which has accounted for their significant population expansion in recent years. Of community banks, we have a top five deposit market share in each of Rocky Mount, Raleigh-Cary and Wilmington MSAs, and hold the top deposit market share in our combined counties of operations. Our markets are a mix of higher-growth areas and stable markets with strong core deposits. We believe that we are well positioned to capture value in some of the fastest growing and most valuable markets in the country. Below is market information in the MSAs and selected counties in which we operate, as well as deposit information:

Market Area	Total Population 2026 (Estimated)	Gross Domestic Product ($ in billions)	Projected Population Change 2026-2031 (%)	Projected Median Household Income 2031 ($)	Projected Household Income Change 2026-2031 (%)	Unemployment Rate (%)
Raleigh-Cary MSA	1,611,719	110.6	8.3	121,727	13.3	3.0
Rocky Mount MSA	148,258	6.9	2.8	77,992	14.5	4.8
Wilmington MSA	498,333	17.7	9.0	96,508	13.0	3.4
Atlanta-Sandy Springs-Alpharetta MSA	6,500,242	471.7	4.2	106,823	11.4	3.3
Virginia Beach-Chesapeake-Norfolk MSA	1,795,848	104	0.7	98,678	11.2	3.6
Greensboro-High Point MSA	808,012	52.9	3.3	78,811	12.2	3.9
Columbia MSA	882,398	47.0	4.8	81,377	11.9	4.7
Greenville-Anderson-Greer MSA	1,018,490	50.8	6.6	87,836	14.3	4.6
Total	13,263,300	861.6	4.6(1)	101,964(1)	12.0(1)
United States			2.6		11.3	4.4
Southeast United States(2)			2.3		10.0	3.9

(1)	Population weighted estimate.
(2)	Southeast United States is defined as Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia.

Market Area(1)(2)	Year Entered	Market Deposits ($bn)	Market Rank	Deposit Market Share (%)	Branches	First Carolina Deposits ($mm)	Deposits Per Branch ($mm)	YoY Deposit Growth (%)
Raleigh-Cary MSA	2017	103	7	1.87	2	1,919	960	7
Rocky Mount MSA	2000	3	5	10.32	1	318	318	8
Wilmington MSA	2020	26	12	0.66	1	175	175	26
Atlanta-Sandy Springs-Alpharetta MSA	2022	240	54	0.05	1	119	119	19
Virginia Beach-Chesapeake-Norfolk MSA	2021	30	13	0.58	1	175	175	36
Greensboro-High Point MSA	2009	16	19	0.45	1	73	73	7
Columbia MSA	2022	27	27	0.05	1	15	15	-59
Greenville-Anderson-Greer MSA	2023	26	39	0.02	1	4	4	15

(1)	Source: S&P Global Market Intelligence and U.S. Bureau of Labor Statistics.
(2)
Unemployment data as of December 31, 2025; other market deposit data as of June 30, 2025; First Carolina deposit data as of December 31, 2025; total deposit and market share data shown inclusive of First Carolina’s December 31, 2025 deposit data; corporate deposits included in Raleigh-Cary MSA.

Our Performance
Over the course of our history, we have operated our business at high levels of performance, as seen in our return on average assets (“ROAA”) of 1.20% in 2021 and 1.25% in 2022, while maintaining peer-leading balance sheet growth, strong levels of capital and solid credit quality metrics. These elevated performance metrics were primarily driven by our strong revenue growth coupled with disciplined loan and deposit pricing and an efficient, branch light operating model. However, our net interest margin began to decline in 2023 as a result of the Federal Reserve increasing the target range for the federal funds rate by 525 basis points between March 2022 and July 2023 and a significantly more competitive deposit environment for all depository institutions. Additionally, the recent moderation in our profitability has reflected a deliberate strategic choice to prioritize our deposit portfolio and long-term infrastructure scalability over short-term earnings. Since 2023, we have purposefully invested in technology and human capital to support our pivot towards our Payments business and building a more sophisticated enterprise risk management framework for further growth in all lines of business. As we continue to grow our balance sheet and customer base, we will further leverage this expense base, which we believe will drive higher profitability metrics.

To bridge this transformation, we successfully raised proceeds of $45.4 million (before offering expenses) in common equity capital in the fourth quarter of 2024, allowing us to invest in our Payments business without compromising our balance sheet strength. During the first quarter of 2025 we acquired our Payments business, which is a nationwide low-cost deposit platform. Our Payments business has helped address our elevated deposit interest expense and added significant noninterest income to the Bank.

Note: Revenue defined as the sum of noninterest income and net interest income.
We further believe that these investments have built a scalable platform, positioning us to transition from a period of investment back to a high-profitability and high-growth business.
Additionally, we believe there will be additional opportunities to generate incremental fee income as we integrate and season our Payments business.

Certificate of Deposits Maturity Schedule

($ in millions)

$228.5
3.8%
3.8%
$139.1
3.3%
$15.0
2.3%
$18.0
3.9%
$102.6
3.8%
$25.3
4.4%
$126.6
3.9%
$51.5
Q2 '26
Q3 '26
Q4 '26
Q1 '27
Q2 '27
Q3 '27
Q4 '27
2028 & Beyond
Balance Maturing ($)
Weighted Average Rate on CDs Maturing (%)

Loan Maturity Schedule
($ in millions)

6.5%
$829.7
5.5%
6.4%
6.2%
5.8%
$581.1
$573.8
$251.5
$448.4
2026
2027
2028
2029
2030 & Beyond
Balance Maturing
Weighted Average Yield

Operating Leverage
We have built a culture focused on strong revenue growth and prudent expense management, balanced with strategic investments in talent and technology to drive long-term operating leverage. We believe that superior operating performance and profitability in the future will be the result of a disciplined growth strategy, an efficient branch-light operating model, a focus on sophisticated commercial, real estate, higher education institutions and consumer clients, and the ability of our seasoned professionals to manage significant assets. This capacity is increasingly amplified by our national footprint, strategic technology enhancements, newly redesigned enterprise risk management platform and investment in human capital designed to create a scalable, efficient, and secure banking platform.
We remain focused on key efficiency metrics and believe that our results for the fourth quarter of 2025 begin to demonstrate our potential for improved efficiency and financial performance. We believe that our higher efficiency ratio and noninterest expense to average assets ratio during 2024 and 2025 highlight the investments we have made throughout our organization for the growth opportunities in front of us. During the first quarter of 2026, we began to realize noninterest expense savings following certain actions taken after the acquisition of BM Tech. These expense savings are being realized through an employee restructuring and reduction in force that occurred in 2025, as well as through implementation of a data analytics platform to significantly reduce fraud in our Payments business and BankMobile Platform and to help identify additional operational synergies. Additionally, we believe there will be strong revenue growth capabilities through incremental loan and deposit growth opportunities in our core Southeast markets and in our Payments business and BankMobile Platform businesses as well as incremental fee income growth identified through our data analytics platform via interchange income, account fees and payments. In summary, through incremental customer loan and deposit growth, improving expense management and increases in fee income, we believe our performance metrics will return to historical levels.

Operating Leverage
($ in millions)

$140.0
$132.2
$97.0
$117.6
$104.9
$68.2
$59.3
$72.4
$39.6
$42.3
$27.2
$17.9
2021
2022
2023
2024
2025
Q1'26
Operating Expense
Operating Revenue

Corporate Structure
The diagram below depicts our organizational structure, which remains the same as prior to the offering, and our voting interests immediately following the consummation of this offering.

Summary Risk Factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:
•	We may be adversely affected by economic conditions in our market area.
•	Our future success is dependent on our ability to compete effectively in our markets and in a highly competitive industry.
•	There can be no assurance that we will be successful in fully integrating BM Tech into our business.
•	The financial performance of acquired entities may expose us to intangible asset impairment risk, which could affect our results of operations.
•	Our business is significantly dependent on conditions in our real estate markets, which could increase our credit losses and negatively affect our financial results.
•	The small to medium-sized businesses which we target may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.
•	We have a concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.
•	Our construction and development loans involve a higher degree of risk than other segments of our loan portfolio.
•
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks, including environmental liabilities, associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

•	Our recovery on commercial real estate loans could be further reduced by a lack of a liquid secondary market for such loans.
•
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned (“OREO”) and repossessed personal property may not accurately describe the net value of the asset.

•
Our allowance for credit losses may prove to be insufficient to cover actual loan losses, which could have a material adverse effect on our financial condition, results of operations and the value of our common stock.

•	We are subject to interest rate risk, which could adversely affect our profitability.
•	We may not be able to measure and manage our credit risk adequately, which could adversely affect our profitability.
•	Our risk management framework may not be effective in mitigating risks and/or losses to us.
•	Liquidity needs could adversely affect our financial condition, results of operations and the value of our common stock.
•	Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
•	We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.
•	We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.
•	We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

•	Our largest loan relationships make up a material percentage of our total loan portfolio and credit risks relating to these loans would have a disproportionate impact.
•	Our accounting estimates and risk management processes rely on analytical and forecasting techniques and models.
•
Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

•
Part of our expansion strategy involves targeting select acquisitions of parts or all of other financial institutions, nonbanking companies or financial services companies, which exposes us to acquisition risks.

•
We may be liable to or we may lose customers if any agreements that we maintain with colleges and universities are terminated, or if other performance triggers, performance conditions, or financial obligations are triggered.

•
A change in the availability of student loans or financial aid, as well as budget constraints, could materially and adversely affect our financial performance by reducing demand for our Payments business or our BankMobile Platform.

•	Our disbursement business depends in part on the current government financial aid regime that relies on the outsourcing of financial aid disbursements through higher education institutions.
•	If we are unable to protect or enforce our intellectual property rights, we may lose a competitive advantage and incur significant expenses.
•	We may incorporate open source software (“OSS”) into our products and we anticipate continuing to incorporate OSS in our business in the future.
•	We may be subject to claims that our services or solutions violate the patents or other intellectual property of others, which would be costly and time-consuming to defend.
•	Changes in interest rates and monetary policy may adversely affect our results of operations.
•	Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.
•
We are subject to capital adequacy standards and, if we fail to meet these standards, or more stringent standards in the future, we will be subject to restrictions on our ability to make capital distributions and other restrictions.

•	As a result of our Payments business and BankMobile Platform, we operate a nationwide business and are required to comply with significantly more state laws and regulations.
•	We are subject to various laws and regulations related to higher education and disbursements.
•	Our liquidity is dependent on dividends from the Bank.
•	The Federal Reserve may require us to commit capital resources to support the Bank.
•
Our operations may require us to raise additional capital, which may result in dilution to our then-existing shareholders and may not be available when it is needed, on terms that are acceptable to us, or at all.

•
We are subject to numerous “fair and responsible banking” laws and other laws and regulations designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.

•	Investors in this offering will experience immediate and substantial dilution.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•
we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•	we are not required to submit certain executive compensation matters to shareholders for advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and
•
we are not required to disclose certain executive compensation related items, such as the correlation between executive compensation and performance (so called “pay versus performance disclosure”) and comparisons of the chief executive officer’s compensation to our median employee compensation (so called “CEO pay ratio disclosure”).

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of (a) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more, (b) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities, and (c) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such fiscal year.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption.
For risks related to our status as an emerging growth company, see the section entitled “Risk Factors—Risks Related to an Investment in Our Common Stock and the Offering—We are an “emerging growth company,” as defined in the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.”
Corporate Information
Our principal executive office is located at 2626 Glenwood Avenue, Suite 200, Raleigh, NC 27608, and our telephone number is (252) 937-2152. We maintain a website at www.firstcarolinabank.com. This reference to our website is included here and elsewhere in this prospectus for the convenience of investors only and our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part.
Channels for Disclosure of Information
Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.firstcarolinabank.com), press releases, public conference calls, and public webcasts.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

THE OFFERING
The following summary contains basic information about the offering of our common stock and is not intended to be complete. It does not contain all the information that may be important to you in connection with an investment in our common stock. For a more complete description of our common stock, see the section entitled “Description of Capital Stock.”
Share information presented below reflects a 2-for-1 forward split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.
Issuer
First Carolina Financial Services, Inc.
Common Stock Offered
5,500,000 shares (or 6,325,000 shares including the underwriters’ option to purchase additional shares in full)
Shares Outstanding After the Offering
30,245,752 shares (or 31,070,752 shares if the underwriters’ option to purchase additional shares is exercised in full)
Price Per Share
We currently expect the initial public offering price per share of our common stock to be between $14.00 and $16.00.
Use of Proceeds
Assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $73.6 million, or approximately $85.1 million if the underwriters’ option to purchase additional shares is exercised in full.
We intend to use the net proceeds to us from this offering for general corporate purposes, which may include supporting organic growth, potential acquisitions, refinancing of outstanding indebtedness and working capital.
Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds. See the section entitled “Use of Proceeds.”
Dividend Policy
The declaration of all future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements applicable to us and the Bank, regulatory constraints, and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from the Bank are the principal source of funds for the payment of dividends on our stock. The Bank is subject to certain restrictions under banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.
Exchange Listing
We have applied to list our common stock on the NYSE under the symbol “FCBM.”

Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, principal shareholders, employees, business associates, and related persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See the section entitled “Underwriting—Directed Share Program.”
Risk Factors
Investing in our common stock involves risks. See the sections entitled “Risk Factors,” “Summary of Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that you should carefully consider before making an investment decision.
Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering are based on 24,614,852 shares of our common stock issued and outstanding as of March 31, 2026 (after giving effect to the 2-for-1 forward split of our common stock). Except as otherwise indicated, the information in this prospectus:
•
reflects a 2-for-1 forward split of our common stock which will occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering;

•
reflects (i) 133,000 shares of restricted stock (after giving effect to the 2-for-1 forward split of our common stock) granted subsequent to March 31, 2026, to certain employees under the 2025 Plan (defined below) that vest, subject to continued employment, in equal installments beginning on January 1, 2027 and each anniversary of such date for four years thereafter, and (ii) the surrender of 2,100 shares of common stock (after giving effect to the 2-for-1 forward split of our common stock) by an employee upon the employee’s termination subsequent to March 31, 2026 (collectively, the “Net Employee Grants”);

•
excludes 1,259,702 shares of our common stock reserved for issuance under the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) (after giving effect to the 2-for-1 forward split of our common stock);

•	assumes no exercise of the underwriters’ option to purchase additional shares of our common stock;
•	assumes an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	assumes the filing and effectiveness of the articles of amendment to our Articles and the effectiveness of our Bylaws, each of which will occur prior to the completion of this offering; and
•
does not attribute to any director, officer, principal shareholder or related person any purchases of shares of our common stock in this offering, including through the directed share program described in the section entitled “Underwriting—Directed Share Program.”

The share and per share information in the financial statements and the related notes thereto included elsewhere in this prospectus are presented on a historical basis only and therefore do not reflect the 2-for-1 forward split of our common stock. See section entitled “Summary Historical Consolidated Financial Data and Other Information—Selected Pro Forma Financial Data (Unaudited)” for a presentation of pro forma financial information that gives effect to the 2-for-1 forward split of our common stock in accordance with the principles of Article 11 of Regulation S-X. See also “Capitalization.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION
The following tables summarize our historical consolidated financial and operating information. We have derived the consolidated statement of operations information for the years ended December 31, 2025 and 2024 and the consolidated balance sheet information as of December 31, 2025, from our audited annual consolidated financial statements included elsewhere in this prospectus. The selected historical financial information as of and for the years ended December 31, 2023, 2022 and 2021, except for the selected ratios, is derived from our audited financial statements not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2026 and 2025 and the consolidated balance sheet data as of March 31, 2026, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. These interim condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, and cash flows for the periods presented.
Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.
The share and per share information in the financial statements and the related notes thereto included elsewhere in this prospectus are presented on a historical basis only and therefore do not reflect the 2-for-1 forward split of our common stock. See section entitled “Summary Historical Consolidated Financial Data and Other Information—Selected Pro Forma Financial Data (Unaudited)” for a presentation of pro forma financial information that gives effect to the 2-for-1 forward split of our common stock in accordance with the principles of Article 11 of Regulation S-X. See also “Capitalization.”

	As of and for the Year Ended (Audited)					As of and for the Three Months Ended March 31, (Unaudited)
	2021	2022	2023	2024	2025	2025	2026
(Dollars in thousands, except per share data)
Statement of Operations Data
Interest Income	$46,918	$77,166	$135,567	$176,086	$189,434	$44,409	$45,741
Interest Expense	8,487	19,604	69,689	84,526	90,993	20,623	20,214
Net Interest Income	38,431	57,562	65,878	91,560	98,441	23,786	25,527
Provision (Benefit) for Credit Losses	2,747	4,186	1,300	(1,766)	8,541	532	(398)
Noninterest Income	1,650	1,761	2,406	5,475	43,241	9,688	7,641
Merger Related Expenses	—	—	—	163	2,675	232	—
Noninterest Expense	17,937	27,203	42,287	72,199	114,912	26,886	26,232
Income Before Income Taxes	19,397	27,934	24,697	26,439	15,554	5,824	7,334
Income Tax Expense	4,516	6,297	5,069	5,527	3,353	1,119	1,423
Net Income	14,881	21,637	19,628	20,912	12,201	4,705	5,911
Less Net Income (Loss) Allocable to Noncontrolling Interest	(46)	160	—	—	—	—	—
Net Income Allocable to First Carolina Services, Inc.	14,835	21,797	19,628	20,912	12,201	4,705	5,911
Core Net Income(1)	14,452	21,797	19,541	21,038	14,888	5,296	6,361
Pretax Pre-provision Net Income	22,144	32,120	25,997	24,673	24,095	6,356	6,936
Pretax Pre-provision Core Net Income(1)	21,659	32,120	25,887	24,836	27,589	7,125	7,521

Balance Sheet Data (Period End)(9)
Cash and Cash Equivalents	$68,177	$130,040	$160,970	$168,055	$134,116	$219,061	$190,323
Securities, Available for Sale	41,968	65,684	119,985	116,863	312,090	113,811	331,641

	As of and for the Year Ended (Audited)					As of and for the Three Months Ended March 31, (Unaudited)
	2021	2022	2023	2024	2025	2025	2026
Securities, Held to Maturity	94,502	84,590	82,208	51,761	—	43,771	—
Federal Home Loan Bank stock,at cost	5,033	4,967	1,487	4,298	5,732	2,143	2,364
Loans, Net of Unearned Income(2)	1,172,159	1,760,834	2,230,443	2,593,820	2,648,174	2,649,799	2,684,469
Allowance for Credit Losses	(7,490)	(11,669)	(18,897)	(20,402)	(20,893)	(21,693)	(21,121)
Goodwill	1,792	1,792	1,792	1,792	46,266	42,470	46,266
Other Intangible	—	—	—	—	24,129	26,205	23,436
Deferred Tax Asset, Net	2,593	4,965	8,549	7,268	25,142	31,049	24,092
Bank Owned Life Insurance	12,518	27,113	27,898	39,340	58,356	39,683	58,910
Other Assets	26,768	44,116	110,940	76,543	84,396	82,528	77,997
Total Assets	1,418,020	2,112,432	2,725,375	3,039,338	3,317,508	3,228,827	3,418,377
Deposits	1,106,271	1,674,913	2,360,739	2,510,532	2,795,673	2,707,590	2,966,594
Borrowings	152,000	100,000	—	100,000	75,000	75,000	—
Subordinated Debt, Net	50,203	63,116	63,223	63,329	63,436	63,356	63,463
Total Liabilities	1,313,098	1,856,011	2,457,002	2,702,021	2,970,583	2,885,638	3,065,023
Total Shareholders’ Equity	104,922	256,421	268,373	337,317	346,925	343,189	353,354
Total Liabilities and Shareholders’ Equity	1,418,020	2,112,432	2,725,375	3,039,338	3,317,508	3,228,827	3,418,377
Tangible Common Equity(1)	103,130	254,629	266,581	335,525	276,530	274,514	283,652

Select Per Share Data
Book Value Per Share	$20.06	$23.96	$24.80	$27.41	$28.30	$27.52	$28.71
Tangible Book Value Per Share(1)	19.72	23.79	24.63	27.26	22.55	22.01	23.05
Diluted Earnings per Share	2.84	2.04	1.81	1.90	0.99	0.38	0.48
Diluted Core Earnings Per Share(1)	2.76	2.04	1.81	1.91	1.20	0.42	0.52

Performance Metrics
Return on Average Assets(3)	1.20%	1.25%	0.83%	0.71%	0.36%	0.60%	0.70%
Core Return on Average Assets(1)(3)	1.17%	1.26%	0.83%	0.72%	0.44%	0.68%	0.76%
Pretax Pre-Provision Core Return on Average Assets(1)(3)	1.75%	1.85%	1.09%	0.84%	0.82%	0.91%	0.89%
Return on Average Shareholders’ Equity(4)	15.36%	10.11%	7.63%	7.43%	3.55%	5.59%	6.80%
Return on Average Tangible Shareholders’ Equity(1)(8)	15.65%	10.20%	7.68%	7.48%	4.42%	6.46%	8.50%
Net Interest Margin	3.21%	3.46%	2.89%	3.26%	3.12%	3.22%	3.25%
Yield on Loans	4.63%	4.95%	5.98%	6.32%	6.16%	6.19%	6.16%
Cost of Deposits (Including Noninterest Demand)	0.47%	1.14%	3.24%	3.13%	2.98%	2.91%	2.63%
Noninterest Income to Average Assets(3)	0.13%	0.10%	0.10%	0.19%	1.26%	1.24%	1.12%
Noninterest Expense to Average Assets(3)	1.45%	1.57%	1.79%	2.46%	3.42%	3.46%	3.34%
Efficiency Ratio	45.30%	45.86%	62.03%	74.57%	84.01%	81.01%	79.35%
Core Efficiency Ratio(1)	45.30%	45.86%	62.03%	74.40%	80.29%	78.72%	77.25%
Loans to Deposits	105.96%	105.13%	94.48%	103.32%	94.72%	97.87%	90.49%
Noninterest Bearing Deposits to Total Deposits	16.26%	11.91%	27.44%	21.47%	19.07%	23.78%	22.20%

	As of and for the Year Ended (Audited)					As of and for the Three Months Ended March 31, (Unaudited)
	2021	2022	2023	2024	2025	2025	2026
Credit Quality Ratios
Nonperforming Assets to Total Assets(5)	0.00%	0.00%	0.00%	0.76%	0.65%	0.72%	0.65%
Nonperforming Assets to Total Loans and OREO(5)	0.00%	0.00%	0.00%	0.89%	0.81%	0.88%	0.83%
Nonperforming Loans to Total Loans(2)	0.00%	0.00%	0.00%	0.67%	0.81%	0.66%	0.83%
Allowance for Credit Losses to Total Loans	0.64%	0.66%	0.85%	0.79%	0.79%	0.82%	0.79%
Allowance for Credit Losses to Nonperforming Loans(2)	0.00%	0.00%	0.00%	117.13%	96.83%	124.55%	94.54%
Net Loan Charge-offs to Average Loans(6)	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%

Consolidated Capital Ratios (Unless otherwise noted)
Common Equity to Assets	7.40%	12.14%	9.85%	11.10%	10.46%	10.63%	10.34%
Tangible Common Equity to Tangible Assets(1)	7.28%	12.06%	9.79%	11.05%	8.52%	8.69%	8.47%
Tier 1 Leverage Ratio	7.63%	12.49%	10.30%	11.08%	7.91%	8.46%	8.24%
Common Equity Tier 1 Capital Ratio	7.76%	12.20%	9.43%	11.28%	9.20%	8.81%	9.50%
Tier 1 Risk-based Ratio	7.76%	12.20%	9.43%	11.28%	9.20%	8.81%	9.50%
Total Risk-based Capital Ratio	12.09%	15.75%	12.58%	14.23%	12.02%	11.56%	12.09%
C&D Concentration Ratio (Bank)	85.40%	71.10%	102.40%	75.70%	73.10%	90.00%	79.24%
CRE Concentration Ratio (Bank)	417.00%	390.60%	445.10%	434.60%	487.20%	528.60%	483.51%

Composition of Loan Portfolio
Construction Land and Land Development	$162,812	$228,911	$360,024	$314,687	$255,740	$308,467	$283,894
Other Commercial Real Estate	634,594	1,029,485	1,206,690	1,492,444	1,449,044	1,505,047	1,449,799
Owner-occupied Commercial Real Estate	118,619	174,047	232,917	264,671	295,346	267,723	268,906
Commercial and Industrial	152,085	194,130	253,991	268,860	299,853	307,508	327,404
1-4 Family	102,752	133,532	175,283	251,308	346,601	259,112	352,530
Consumer and Other Loans	1,297	729	1,538	1,850	1,590	1,942	1,936
Total Loans	1,172,159	1,760,834	2,230,443	2,593,820	2,648,174	2,649,799	2,684,469

Composition of Deposits
Noninterest-bearing Demand	$179,851	$199,427	$647,856	$533,034	$533,232	$643,853	$658,708
NOW Accounts	68,658	122,946	186,940	294,360	376,537	331,508	479,032
Savings	8,395	9,702	64,679	31,116	27,205	39,372	32,859
Money Market Accounts	485,423	652,614	513,316	552,101	731,992	568,234	898,412
Certificates of Deposit— $250,000 and Less(7)	309,260	586,593	813,551	976,933	986,568	986,743	765,606
Certificates of Deposit—More than $250,000(7)	54,684	103,631	134,397	122,988	140,139	137,880	131,977
Total Deposits	1,106,271	1,674,913	2,360,739	2,510,532	2,795,673	2,707,590	2,966,594

(1)
See definitions of our non-GAAP financial measures and reconciliations to their most comparable GAAP metrics in “Summary Historical Consolidated Financial Data and Other Information—Non-GAAP Financial Measures.”

(2)	Includes nonaccrual loans and loans 90 days and more past due.
(3)	Calculated based upon the average daily balance of total assets.

(4)	Calculated based upon the average daily balance of total shareholders’ equity.
(5)	Nonperforming assets include all nonperforming loans and other real estate owned, or OREO, properties acquired through or in lieu of foreclosure.
(6)	Calculated based upon the average daily balance of the outstanding loan principal balance.
(7)	Includes Qwickrate and Brokered Deposits.
(8)	Calculated based upon the average daily balance of tangible common equity.
(9)	Presented on a historical basis without giving effect to the 2-for-1 forward split of our common stock.

SELECTED PRO FORMA FINANCIAL DATA (UNAUDITED)
The following table sets forth certain historical financial data on a pro forma basis (after giving effect to the 2-for-1 forward split of our common stock). The pro forma financial information has been prepared on a basis consistent with our audited financial statements included in this prospectus and reflects adjustments only to the per share and share count data to give effect to the 2-for-1 forward split of our common stock as if it had occurred as of the earliest period presented in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following pro forma financial information should be read in conjunction with our audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Year Ended December 31, 2025		As of and for the Three Months Ended March 31, 2026
	Actual	Pro Forma(2)	Actual	Pro Forma(2)
(Dollars in thousands, except per share data)
Net Income	$12,201	$12,201	$5,911	$5,911
Core Net Income(1)	14,888	14,888	6,361	6,361
Tangible Common Equity(1)	276,530	276,530	283,652	283,652
Common Shares Outstanding at Period End	12,260,597	24,521,194	12,307,426	24,614,852
Weighted Average Common Shares Outstanding
Basic	12,304,107	24,608,214	12,374,617	24,749,234
Diluted	12,368,157	24,736,314	12,305,184	24,610,368
Earnings Per Share
Basic	$0.99	$0.50	$0.48	$0.24
Diluted	0.99	0.49	0.48	0.24
Select Per Share Data
Book Value Per Share	$28.30	$14.15	$28.71	$14.36
Tangible Book Value Per Share(3)	22.55	11.28	23.05	11.52
Diluted Core Earnings Per Share(4)	1.20	0.60	0.52	0.26

(1)
See definitions of our non-GAAP financial measures and reconciliations to their most directly comparable GAAP metrics in “Summary Historical Consolidated Financial Data and Other Information—Non-GAAP Financial Measures.”

(2)	Pro forma figures are calculated after giving effect to the number of shares outstanding following the 2-for-1 forward share split of the common stock.
(3)
Tangible book value per share, on a pro forma basis, is a non-GAAP financial measure defined as tangible common equity, which does not change on a pro forma basis, divided by the total number of common shares outstanding (after giving effect to the 2-for-1 forward split of our common stock).

(4)
Diluted core earnings per share, on a pro forma basis, is a non-GAAP financial measure calculated by dividing core net income, which does not change on a pro forma basis, by the weighted average diluted common shares outstanding (after giving effect to the 2-for-1 forward split of our common stock).

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
The following tables set forth a summary of selected quarterly financial data. The information for each quarter has been prepared on a basis consistent with our audited financial statements included in this prospectus and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair depiction of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited financial statements.
The share and per share information in the financial statements and the related notes thereto included elsewhere in this prospectus are presented on a historical basis only and therefore do not reflect the 2-for-1 forward split of our common stock. See section entitled “Summary Historical Consolidated Financial Data and Other Information—Selected Pro Forma Financial Data (Unaudited)” for a presentation of pro forma financial information that gives effect to the 2-for-1 forward split of our common stock in accordance with the principles of Article 11 of Regulation S-X. See also “Capitalization.”

	As of and for the Three Months Ended (Unaudited)
(Dollars in thousands, except per share data)	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Statement of Operations Data
Interest Income	$42,717	$45,976	$45,672	$44,409	$46,358	$50,190	$48,476	$45,741
Interest Expense	21,415	22,965	21,754	20,623	22,829	24,677	22,863	20,214
Net Interest Income	21,302	23,011	23,918	23,786	23,529	25,513	25,613	25,527
Provision (Benefit) for Credit Losses	265	(784)	(195)	532	(169)	9,350	(1,173)	(398)
Noninterest Income	1,361	1,316	1,813	9,688	13,206	12,930	7,417	7,641
Merger Related Expenses	—	—	163	232	291	2,137	15	—
Noninterest Expense	16,725	18,581	18,609	26,886	30,455	29,972	27,599	26,232
Income Before Income Taxes	5,673	6,530	7,154	5,824	6,158	(3,016)	6,589	7,334
Income Tax Expense	1,328	1,345	1,447	1,119	1,567	(1,016)	1,684	1,423
Net Income	4,345	5,185	5,707	4,705	4,591	(2,000)	4,905	5,911
Less Net Income (Loss) Allocable to Noncontrolling Interest	—	—	—	—	—	—	—	—
Net Income Allocable to First Carolina Services, Inc.	4,345	5,185	5,707	4,705	4,591	(2,000)	4,905	5,911
Core Net Income(1)	4,345	5,185	5,833	5,296	5,435	(1,293)	5,450	6,361
Pretax Pre-provision Net Income	5,939	5,746	6,959	6,356	5,989	6,333	5,417	6,936
Pretax Pre-provision Core Net Income(1)	5,939	5,746	7,122	7,125	7,086	7,252	6,126	7,521

Balance Sheet Data (Period End)(9)
Cash and Cash Equivalents	$146,189	$154,221	$168,055	$219,061	$151,910	$297,177	$134,116	$190,323
Securities, Available for Sale	123,080	144,473	116,863	113,811	284,608	310,833	312,090	331,641
Securities, Held to Maturity	72,085	66,876	51,761	43,771	37,421	250	—	—
Federal Home Loan Bank stock, at cost	1,908	4,283	4,298	2,143	2,143	2,143	5,732	2,364
Loans, Net of Unearned Income(2)	2,540,548	2,616,059	2,593,820	2,649,799	2,696,875	2,695,350	2,648,174	2,684,469
Allowance for Credit Losses	(19,521)	(19,804)	(20,402)	(21,693)	(21,760)	(23,492)	(20,893)	(21,121)
Goodwill	1,792	1,792	1,792	42,470	42,357	43,259	46,266	46,266
Other Intangible	—	—	—	26,205	25,513	24,821	24,129	23,436

	As of and for the Three Months Ended (Unaudited)
(Dollars in thousands, except per share data)	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Deferred Tax Asset, Net	7,752	7,329	7,268	31,049	31,366	27,706	25,142	24,092
Bank Owned Life Insurance	38,647	38,991	39,339	39,683	57,239	57,798	58,356	58,910
Other Assets	71,073	71,627	76,544	82,528	78,823	80,677	84,396	77,997
Total Assets	2,983,553	3,085,847	3,039,338	3,228,827	3,386,495	3,516,522	3,317,508	3,418,377
Deposits	2,532,738	2,596,192	2,510,532	2,707,590	2,938,224	3,070,454	2,795,673	2,966,594
Borrowings	75,000	100,000	100,000	75,000	—	—	75,000	—
Subordinated Debt, Net	63,276	63,303	63,329	63,356	63,383	63,409	63,436	63,463
Total Liabilities	2,703,334	2,799,020	2,702,020	2,885,638	3,036,950	3,176,908	2,970,583	3,065,023
Total Shareholders’ Equity	280,219	286,827	337,317	343,189	349,545	339,613	346,925	353,354
Total Liabilities and Shareholders' Equity	2,983,553	3,085,847	3,039,338	3,228,827	3,386,495	3,516,522	3,317,508	3,418,377
Tangible Common Equity(1)	278,427	285,035	335,525	274,514	281,675	271,533	276,530	283,652

Select Per Share Data
Book Value Per Share	$25.46	$26.04	$27.41	$27.52	$28.00	$27.70	$28.30	$28.71
Tangible Book Value Per Share(1)	25.30	25.88	27.26	22.01	22.57	22.15	22.55	23.05
Diluted Earnings per Share	0.40	0.47	0.52	0.38	0.37	(0.16)	0.40	0.48
Diluted Core Earnings Per Share(1)	0.40	0.47	0.53	0.42	0.44	(0.11)	0.44	0.52

Performance Metrics
Return on Average Assets(3)	0.61%	0.69%	0.74%	0.60%	0.56%	(0.22%)	0.57%	0.70%
Core Return on Average Assets(1)(3)	0.61%	0.69%	0.76%	0.68%	0.66%	(0.15%)	0.63%	0.76%
Pretax Pre-Provision Core Return on Average Assets(1)(3)	0.83%	0.76%	0.93%	0.91%	0.86%	0.81%	0.71%	0.89%
Return on Average Shareholders’ Equity(4)	6.28%	7.25%	7.75%	5.59%	5.36%	(2.29%)	5.66%	6.80%
Return on Average Tangible Shareholders’ Equity(1)(8)	6.32%	7.30%	7.80%	6.46%	6.69%	(2.85%)	7.05%	8.50%
Net Interest Margin	3.11%	3.16%	3.23%	3.22%	3.05%	3.06%	3.16%	3.25%
Yield on Loans	6.29%	6.40%	6.25%	6.19%	6.23%	6.33%	6.28%	6.16%
Cost of Deposits (Including Noninterest Demand)	3.26%	3.33%	3.07%	2.91%	3.04%	3.04%	2.89%	2.63%
Noninterest Income to Average Assets(3)	0.19%	0.17%	0.24%	1.24%	1.60%	1.45%	0.85%	1.12%
Noninterest Expense to Average Assets(3)	2.35%	2.47%	2.45%	3.46%	3.77%	3.62%	3.25%	3.34%
Efficiency Ratio	73.80%	76.38%	72.96%	81.01%	83.70%	87.44%	83.60%	79.35%
Core Efficiency Ratio(1)	73.80%	76.38%	72.32%	78.72%	80.71%	80.25%	81.46%	77.25%
Loans to Deposits	100.31%	100.77%	103.32%	97.87%	91.79%	87.78%	94.72%	90.49%
Noninterest Bearing Deposits to Total Deposits	22.12%	30.51%	21.47%	23.78%	19.64%	25.82%	19.07%	22.20%

Credit Quality Ratios
Nonperforming Assets to Total Assets(5)	0.58%	0.56%	0.76%	0.72%	0.89%	0.63%	0.65%	0.65%

	As of and for the Three Months Ended (Unaudited)
(Dollars in thousands, except per share data)	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Nonperforming Assets to Total Loans and OREO(5)	0.68%	0.66%	0.89%	0.88%	1.11%	0.83%	0.81%	0.83%
Nonperforming Loans to Total Loans(2)	0.68%	0.66%	0.67%	0.66%	0.90%	0.83%	0.81%	0.83%
Allowance for Loan Losses to Total Loans	0.77%	0.76%	0.79%	0.82%	0.81%	0.87%	0.79%	0.79%
Allowance for Loan Losses to Nonperforming Loans(2)	113.44%	115.08%	117.13%	124.55%	89.75%	105.26%	96.84%	94.54%
Net Loan Charge-offs to Average Loans(6)	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%	0.10%	0.00%

Consolidated Capital Ratios (Unless otherwise noted)
Common Equity to Assets	9.39%	9.29%	11.10%	10.63%	10.32%	9.66%	10.46%	10.34%
Tangible Common Equity to Tangible Assets(1)	9.34%	9.24%	11.05%	8.69%	8.49%	7.87%	8.52%	8.47%
Tier 1 Leverage Ratio	9.80%	9.57%	11.08%	8.46%	8.32%	7.54%	7.92%	8.24%
Common Equity Tier 1 Capital Ratio	9.18%	9.37%	11.28%	8.81%	8.87%	8.96%	9.20%	9.50%
Tier 1 Risk-Based Ratio	9.18%	9.37%	11.28%	8.81%	8.87%	8.96%	9.20%	9.50%
Total Risk-Based Capital Ratio	12.10%	12.26%	14.23%	11.56%	11.57%	11.83%	12.02%	12.09%
C&D Concentration Ratio (Bank)	82.56%	77.15%	75.73%	89.97%	94.37%	91.34%	73.14%	79.24%
CRE Concentration Ration (Bank)	483.64%	490.57%	434.56%	528.58%	520.59%	510.39%	487.18%	483.51%

Composition of Loan Portfolio
Construction Land and Land Development	$300,555	$285,481	$314,687	$308,467	$330,465	$315,487	$255,740	$283,894
Other Commercial Real Estate	1,461,390	1,531,022	1,492,444	1,505,047	1,493,746	1,448,761	1,449,044	1,449,799
Owner-occupied Commercial Real Estate	249,874	249,780	264,671	267,723	283,528	296,887	295,346	268,906
Commercial and Industrial	305,630	306,823	268,860	307,508	297,347	322,688	299,853	327,405
1-4 Family	221,093	240,978	251,308	259,112	289,823	309,869	346,601	352,530
Consumer and Other Loans	2,006	1,975	1,850	1,942	1,966	1,658	1,590	1,935
Total Loans	2,540,548	2,616,059	2,593,820	2,649,799	2,696,875	2,695,350	2,648,174	2,684,469

Composition of Deposits
Noninterest-bearing Demand	$560,260	$792,133	$533,034	$643,853	$577,066	$792,736	$533,232	$658,708
NOW Accounts	300,251	291,221	294,360	331,508	284,266	313,754	376,537	479,032
Savings	36,618	37,392	31,116	39,372	32,002	32,244	27,205	32,859
Money Market Accounts	545,181	519,869	552,101	568,234	585,867	544,718	731,992	898,412
Certificates of Deposit—$250,000 and Less(7)	954,533	819,296	976,933	986,743	1,314,183	1,242,946	988,568	765,606
Certificates of Deposit— More than $250,000(7)	135,895	136,281	122,988	137,880	144,840	144,056	138,139	131,977
Total Deposits	2,532,738	2,596,192	2,510,532	2,707,590	2,938,224	3,070,454	2,795,673	2,966,594

	As of and for the Three Months Ended (Unaudited)
(Dollars in thousands, except per share data)	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Non-GAAP Financial Measures(1)
Core Net Income	$4,345	$5,185	$5,833	$5,296	$5,435	$(1,293)	$5,450	$6,361
Pretax Pre-provision Core Net Income	5,939	5,746	7,122	7,125	7,086	7,252	6,126	7,521
Tangible Common Equity	278,427	285,035	335,525	274,514	281,675	271,533	276,531	283,652
Diluted Core Earnings Per Share	0.40	0.47	0.53	0.42	0.44	(0.11)	0.44	0.52
Tangible Book Value Per Share	25.30	25.88	27.26	22.01	22.57	22.15	22.55	23.05
Core Return on Average Assets	0.61%	0.69%	0.76%	0.68%	0.66%	(0.15)%	0.63%	0.76%
Core Efficiency Ratio	73.80%	76.38%	72.32%	78.72%	80.71%	80.25%	81.46%	77.25%
Tangible Common Equity to Tangible Assets	9.34%	9.24%	11.05%	8.69%	8.49%	7.87%	8.52%	8.47%
Pretax Pre-Provision Core Return on Average Assets	0.83%	0.76%	0.93%	0.91%	0.86%	0.81%	0.71%	0.89%

(1)
See definitions of our non-GAAP financial measures and reconciliations to their most directly comparable GAAP metrics in “Summary Historical Consolidated Financial Data and Other Information—Non-GAAP Financial Measures.”

(2)	Includes nonaccrual loans and loans 90 days and more past due.
(3)	Calculated based upon the average daily balance of total assets.
(4)	Calculated based upon the average daily balance of total shareholders’ equity.
(5)	Nonperforming assets include all nonperforming loans and other real estate owned, or OREO, properties acquired through or in lieu of foreclosure.
(6)	Calculated based upon the average daily balance of the outstanding loan principal balance.
(7)	Includes Qwickrate and Brokered Deposits.
(8)	Calculated based upon the average daily balance of tangible common equity.
(9)	Presented on a historical basis without giving effect to the 2-for-1 forward split of our common stock.

NON-GAAP FINANCIAL MEASURES
Some of the financial measures discussed herein, including in our summary historical consolidated financial data, are non-GAAP financial measures. In accordance with SEC rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in our statements of income, balance sheets or statements of cash flows.
Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional non-GAAP financial measures. Management uses these non-GAAP financial measures because it believes they may provide useful supplemental information for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures may also provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as a comparison to financial results for prior periods. These non-GAAP financial measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP and are not necessarily comparable to other similarly titled measures used by other companies.
We present net interest income, noninterest income, noninterest expense, net income, earnings per share and certain related ratios described below on an “adjusted,” or “core,” basis, each a non-GAAP financial measure. Core measures exclude from the corresponding GAAP measure the impact of certain items that we do not believe are representative of our financial results or our ongoing business.
Core net income excludes, as applicable, merger-related costs, amortization of intangibles, and gains (losses) on sale of securities. Management excludes such expenses from our analysis of our “core” financial metrics, including core net income, core noninterest expense, core return on average assets, pretax pre-provision core return on average assets, core return on average tangible common equity, core efficiency ratio and diluted core earnings per share to better illustrate and understand our operating performance.
Pretax pre-provision return is defined as net interest income plus noninterest income less noninterest expense.
Operating revenue is defined as net interest income plus noninterest income less gain (loss) on sale of securities.
Tangible common equity is defined as total shareholders’ equity less goodwill and other intangible assets.
Tangible book value per share is defined as tangible common equity divided by total common shares outstanding. We believe this measure is important because it shows changes from period to period in book value per share exclusive of changes in intangible assets.
Tangible common equity to tangible assets is defined as the ratio of tangible common equity divided by total tangible assets. We believe this measure is important because it shows relative changes from period to period in equity and total assets, each exclusive of changes in intangible assets.
Return on average tangible common equity, core return on average tangible common equity, tangible common equity to tangible assets, core return on average assets, and pretax pre-provision core return on average assets and tangible book value per share are non-GAAP financial measures. We compute our return on average tangible common equity as the ratio of net income to average tangible common equity, which is calculated by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total shareholders’ equity. We compute our core return on average tangible common equity as the ratio of core net income to average tangible common equity, which is calculated by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total shareholders’ equity. We compute our tangible common equity to tangible assets as the ratio of tangible common equity to tangible assets, each of which we calculate by subtracting (and thereby effectively excluding) the value of our goodwill. We compute our core return on average assets as the ratio of core net income to average assets. We compute pretax pre-provision core return on average assets as the ratio of pretax pre-provision core return to average assets. We compute our tangible book value per share as the ratio of tangible common equity to outstanding shares.
Efficiency ratio is defined as total noninterest expense divided by the sum of net interest income and noninterest income, excluding only gains from securities transactions. We believe this measure is important as an indicator of productivity because it shows the amount of revenue generated for each dollar spent.

We compute our core efficiency ratio as the ratio of core noninterest expense, before the amortization of intangibles and merger expenses, to the sum of core net interest income and core noninterest income, excluding only gains from securities transactions.
We compute our core return on average total assets as the ratio of core net income to average total assets.
We define core adjusted earnings per share as core net income divided by the weighted average common shares outstanding for the period, reflecting the dilution that may occur if equity-based awards are converted into common stock equivalents as calculated using the treasury stock method. We use diluted core earnings per share as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance.
We believe that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP. However, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other banking companies use. Other banking companies may use names similar to those we use for the non-GAAP financial measures we disclose, but may calculate them differently. You should understand how we and other companies each calculate their non-GAAP financial measures when making comparisons.
The following reconciliation table provides a more detailed analysis of the non-GAAP financial measures discussed herein along with their most directly comparable financial measures calculated in accordance with GAAP.
The share and per share information in the financial statements and the related notes thereto included elsewhere in this prospectus are presented on a historical basis only and therefore do not reflect the 2-for-1 forward split of our common stock. See section entitled “Summary Historical Consolidated Financial Data and Other Information—Selected Pro Forma Financial Data (Unaudited)” for a presentation of pro forma financial information that gives effect to the 2-for-1 forward split of our common stock in accordance with the principles of Article 11 of Regulation S-X. See also “Capitalization.”

	As of and for the Year Ended (Unaudited)					As of and for the Three Months Ended March 31, (Unaudited)
(Dollars in thousands, except per share data)	2021	2022	2023	2024	2025	2025	2026
Net income to common shareholders	$14,835	$21,797	$19,628	$20,912	$12,201	$4,705	$5,911
Add: merger costs	—	—	—	163	2,675	232	—
Add: Amortization of intangibles	—	—	—	—	2,538	537	693
Less: Gain (loss) of securities	485	—	110	—	1,719	—	108
Less: Tax effect of adjustments	(102)	—	(23)	37	807	178	135
Core Net Income	14,452	21,797	19,541	21,038	14,888	5,296	6,361
Average assets	1,235,893	1,735,976	2,367,346	2,939,701	3,361,341	3,173,124	3,408,376
Core return on average assets	1.17%	1.26%	0.83%	0.72%	0.44%	0.68%	0.76%
Net Interest Income	$38,431	$57,562	$65,878	$91,560	$98,441	$23,786	$25,527
Noninterest Income	1,650	1,761	2,406	5,475	43,241	9,688	7,641
Noninterest Expense	17,937	27,203	42,287	72,362	117,587	27,118	26,232
Pretax Pre-Provision Return	22,144	32,120	25,997	24,673	24,095	6,356	6,936
Add: merger costs	—	—	—	163	2,675	232	—
Add: Amortization of intangibles	—	—	—	—	2,538	537	693
Less: Gain (loss) of securities	485	—	110	—	1,719	—	108

	As of and for the Year Ended (Unaudited)					As of and for the Three Months Ended March 31, (Unaudited)
(Dollars in thousands, except per share data)	2021	2022	2023	2024	2025	2025	2026
Pretax Pre-Provision Core Return	21,659	32,120	25,887	24,836	27,589	7,125	7,521
Average assets	1,235,893	1,735,976	2,367,346	2,939,701	3,361,341	3,173,124	3,408,376
Pretax Pre-Provision Core Return on Average Assets	1.75%	1.85%	1.09%	0.84%	0.82%	0.91%	0.89%
Total shareholders equity	$104,922	$256,421	$268,373	$337,317	$346,925	$343,189	$353,354
Less: intangible assets	1,792	1,792	1,792	1,792	70,395	68,675	69,702
Tangible common equity	103,130	254,629	266,581	335,525	276,530	274,514	283,652
Common shares outstanding at period end	5,230	10,704	10,823	12,307	12,261	12,471	12,307
Tangible book value per share	19.72	23.79	24.63	27.26	22.55	22.01	23.05
Total assets at end of period	1,418,020	2,112,433	2,725,376	3,039,338	3,317,508	3,228,827	3,418,378
Less: Intangible Assets	1,792	1,792	1,792	1,792	70,395	68,675	69,702
Adjusted total assets at end of period	1,416,228	2,110,641	2,723,584	3,037,546	3,247,113	3,160,152	3,348,676
Tangible common equity to tangible assets	7.27%	12.05%	9.78%	11.04%	8.34%	8.69%	8.47%
Total average shareholders equity	96,588	215,590	257,260	281,282	344,020	341,193	352,294
Less: average intangible assets	1,792	1,792	1,792	1,792	67,875	45,811	70,156
Average tangible common equity	94,796	213,798	255,468	279,490	276,145	295,382	282,138
Net income to common shareholders	14,835	21,797	19,628	20,912	12,201	4,705	5,911
Return on average tangible common equity	15.65%	10.20%	7.68%	7.48%	4.42%	6.46%	8.50%
Average tangible common equity	94,796	213,798	255,468	279,490	276,145	295,382	282,138
Core Net Income	14,452	21,797	19,541	21,038	14,888	5,296	6,361
Core return on average tangible common equity	15.25%	10.20%	7.65%	7.53%	5.39%	7.27%	9.14%
Total noninterest expenses	$17,937	$27,203	$42,287	$72,362	$117,587	$27,118	$26,232
Net interest income	38,431	57,562	65,878	91,560	98,441	23,786	25,527
Total noninterest income	1,650	1,761	2,406	5,475	43,241	9,688	7,641
Less: gain (loss) on sale of securities	485	—	110	—	1,719	—	108
Operating revenue	39,596	59,323	68,174	97,035	139,963	33,474	33,060
Efficiency Ratio	45.30%	45.86%	62.03%	74.57%	84.01%	81.01%	79.35%
Total noninterest expenses	$17,937	$27,203	$42,287	$72,362	$117,587	$27,118	$26,232

	As of and for the Year Ended (Unaudited)					As of and for the Three Months Ended March 31, (Unaudited)
(Dollars in thousands, except per share data)	2021	2022	2023	2024	2025	2025	2026
Less: merger expenses	—	—	—	163	2,675	232	—
Less: Amortization of intangibles	—	—	—	—	2,538	537	693
Core noninterest expenses	17,937	27,203	42,287	72,199	112,374	26,349	25,539
Net interest income	38,431	57,562	65,878	91,560	98,441	23,786	25,527
Total noninterest income	1,650	1,761	2,406	5,475	43,241	9,688	7,641
Less: gain (loss) on sale of securities	485	—	110	—	1,719	—	108
Operating revenue	39,596	59,323	68,174	97,035	139,963	33,474	33,060
Core efficiency ratio	45.30%	45.86%	62.03%	74.40%	80.29%	78.72%	77.25%
Diluted Weighted Average Shares Outstanding	$5,230	$10,704	$10,823	$11,018	$12,368	$12,469	$12,305
Diluted Core Earnings: Per Share	2.76	2.04	1.81	1.91	1.20	0.42	0.52

	As of the Three Months Ended (Unaudited)
(Dollars in thousands, except per share data)	June 30, 2024	Sept. 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	Sept. 30, 2025	December 31, 2025	March 31, 2026
Net income to common shareholders	$4,345	$5,185	$5,707	$4,705	$4,591	$(2,000)	$4,905	$5,911
Add: merger costs	—	—	163	232	291	2,137	15	—
Add: Amortization of intangibles	—	—	—	537	806	503	692	693
Less: Gain (loss) of securities	—	—	—	—	—	1,721	(2)	108
Less: Tax effect of adjustments	—	—	37	178	253	212	164	135
Core Net Income	4,345	5,185	5,833	5,296	5,435	(1,293)	5,450	6,361
Average assets	2,854,883	2,985,653	3,041,591	3,173,124	3,298,670	3,531,906	3,436,889	3,408,376
Core return on average assets	0.61%	0.69%	0.76%	0.68%	0.66%	-0.15%	0.63%	0.76%
Net Interest Income	$21,302	$23,011	$23,918	$23,786	$23,529	$25,513	$25,613	$25,527
Noninterest Income	1,361	1,316	1,813	9,688	13,206	12,930	7,417	7,641
Noninterest Expense	16,725	18,581	18,773	27,118	30,746	32,109	27,614	26,232
Pretax Pre-Provision Return	5,939	5,746	6,959	6,356	5,989	6,333	5,417	6,936
Add: merger costs	—	—	163	232	291	2,137	15	—
Add: Amortization of intangibles	—	—	—	537	806	503	692	693
Less: Gain (loss) of securities	—	—	—	—	—	1,721	(2)	108
Pretax Pre-Provision Core Return	5,939	5,746	7,122	7,125	7,086	7,252	6,126	7,521
Average assets	2,854,883	2,985,653	3,041,591	3,173,124	3,298,670	3,531,906	3,436,889	3,408,376
Pretax Pre-Provision Core Return on Average Assets	0.83%	0.76%	0.93%	0.91%	0.86%	0.81%	0.71%	0.89%
Total shareholders equity	$280,219	$286,827	$337,317	$343,189	$349,545	$339,613	$346,925	$353,354
Less: intangible assets	1,792	1,792	1,792	68,675	67,870	68,080	70,394	69,702
Tangible common equity	278,427	285,035	335,525	274,514	281,675	271,533	276,531	283,652
Common shares outstanding at period end	11,006	11,013	12,307	12,471	12,483	12,261	12,261	12,307

	As of the Three Months Ended (Unaudited)
(Dollars in thousands, except per share data)	June 30, 2024	Sept. 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	Sept. 30, 2025	December 31, 2025	March 31, 2026
Tangible book value per share	25.30	25.88	27.26	22.01	22.57	22.15	22.55	23.05
Total assets at end of period	2,983,553	3,085,847	3,039,338	3,228,827	3,386,495	3,516,522	3,317,508	3,418,377
Less: Intangible Assets	1,792	1,792	1,792	68,675	67,870	68,080	70,394	69,702
Adjusted total assets at end of period	2,981,761	3,084,055	3,037,546	3,160,152	3,318,625	3,448,442	3,247,114	3,348,675
Tangible common equity to tangible assets	9.34%	9.24%	11.05%	8.69%	8.49%	7.87%	8.52%	8.47%
Total average shareholders equity	277,637	283,726	292,202	341,193	343,492	345,831	344,020	352,294
Less: average intangible assets	1,792	1,792	1,792	45,811	68,398	67,606	67,875	70,156
Average tangible common equity	275,845	281,934	290,410	295,382	275,094	278,225	276,145	282,138
Net income to common shareholders	4,345	5,185	5,707	4,705	4,591	(2,000)	4,905	5,911
Return on average tangible common equity	6.32%	7.30%	7.80%	6.46%	6.69%	-2.85%	7.05%	8.50%
Average tangible common equity	$275,845	$281,934	$290,410	$295,382	$275,094	$278,225	$276,145	$282,138
Core Net Income	4,345	5,185	5,833	5,296	5,435	(1,293)	5,450	6,361
Core return on average tangible common equity	6.32%	7.30%	7.97%	7.27%	7.92%	-1.84%	7.83%	9.14%
Total noninterest expenses	16,725	18,581	18,773	27,118	30,746	32,109	27,614	26,232
Net interest income	21,302	23,011	23,918	23,786	23,529	25,513	25,613	25,527
Total noninterest income	1,361	1,316	1,813	9,688	13,206	12,930	7,417	7,641
Less: gain (loss) on sale of securities	—	—	—	—	—	1,721	(2)	108
Operating revenue	22,663	24,327	25,731	33,474	36,735	36,722	33,032	33,060
Efficiency Ratio	73.80%	76.38%	72.96%	81.01%	83.70%	87.44%	83.60%	79.35%
Total noninterest expenses	$16,725	$18,581	$18,773	$27,118	$30,746	$32,109	$27,614	$26,232
Less: merger expenses	-—	—	163	232	291	2,137	15	—
Less: Amortization of intangibles	—	—	—	537	806	503	692	693
Core noninterest expenses	16,725	18,581	18,610	26,349	29,649	29,469	26,907	25,539
Net interest income	21,302	23,011	23,918	23,786	23,529	25,513	25,613	25,527
Total noninterest income	1,361	1,316	1,813	9,688	13,206	12,930	7,417	7,641
Less: gain (loss) on sale of securities	—	—	—	—	—	1,721	(2)	108
Operating revenue	22,663	24,327	25,731	33,474	36,735	36,722	33,032	33,060
Core efficiency ratio	73.80%	76.38%	72.32%	78.72%	80.71%	80.25%	81.46%	77.25%
Diluted Weighted Average Shares Outstanding	11,000	11,012	11,067	12,469	12,478	12,268	12,261	12,305
Diluted Core Earnings: Per Share	0.40	0.47	0.53	0.42	0.44	(0.11)	0.44	0.52

RISK FACTORS
An investment in our common stock involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before you decide to invest in our common stock, you should carefully read and consider the risk factors described below as well as the other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. Any of these risks, if they are realized, could have an adverse effect on our business, financial condition and results of operations, and consequently, the value of our common stock. In any such case, you could lose all or a portion of your original investment. Further, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely affect us. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business
We may be adversely affected by economic conditions in our market area.
Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets in which we operate and in the United States as a whole. Unlike many of our larger competitors that maintain significant operations located outside our market, many of our borrowers are individuals and businesses located and doing business in the state of North Carolina, where we are headquartered, and to a lesser extent, the surrounding region as a result of our branches in South Carolina, Virginia, and Georgia (such region, the “Southeast”).
While we may continue to expand our operations beyond North Carolina and the Southeast, a significant portion of our borrowers are, and will be, individuals and businesses located and doing business in the state of North Carolina, particularly in the eastern half of the state. As a result, our success depends to a large degree on the general economic conditions in the Southeast. Changes in the local or regional economy may influence the growth rate of our loans and deposits, the quality of our loan portfolio and our loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control, would impact these local or regional economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and results of operations.
A weakening or worsening of the real estate or employment market in our market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Although we might not have significant exposure to all the businesses in the areas in which we primarily operate, the downturn in any of these businesses could have a negative impact on local economic conditions, real estate collateral values generally and the ability of our borrowers to repay loans, which could negatively affect our financial condition, results of operations and the value of our common stock.
Our future success is dependent on our ability to compete effectively in our markets and in a highly competitive industry.
We have many competitors. Our principal competitors are commercial banks, credit unions, and savings and loan associations, including large national financial institutions that operate in our markets. To a lesser extent, we also compete with financial technology companies, mortgage companies, consumer financial companies, and other non-bank providers of financial services. Many of our competitors are larger than us, have significantly more resources, greater brand recognition and more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits and making loans. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the emergence of alternative providers of traditional banking products and services. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability.

Additionally, like many of our competitors, we rely on customer deposits as our primary source of funding for our lending activities, and we continue to seek and compete for customer deposits to maintain this funding base. Our future growth will largely depend on our ability to retain and grow our deposit base. As of March 31, 2026, we had $3.0 billion in deposits and a loan to deposit ratio of 90.5%. As of the same date, using deposit account related information such as tax identification numbers, account vesting and account size, we estimated that $505 million of our deposits, or 17% of our total deposits, exceeded the insurance limits established by the FDIC. Additionally, we have $213 million of public funds deposits secured by collateral letters of credit or through FDIC insured reciprocal deposit services.
We have expanded our deposit gathering capabilities through our Payments business, which partners with colleges, universities, and other organizations to provide financial disbursement services and deposit account offerings to their constituents. Disbursements made into our BankMobile Platform deposit account offerings are a significant source of deposits for us. While our Payments business provides us with access to a broader and more geographically diverse deposit base, it also introduces additional risks and uncertainties. For example, a significant portion of these deposits are sourced through relationships with higher education institutions, and the loss or deterioration of any such relationship could result in a substantial reduction on our deposits. In addition, deposit customers originated through our Payments business may exhibit different behaviors and sensitivities compared to our traditional branch-based customers, which could increase the volatility of our deposit base. Furthermore, the digital nature of our BankMobile Platform may make it easier for customers to move funds quickly in response to market or company-specific developments, potentially resulting in more rapid deposit outflows than we have historically experienced. These factors could require us to adjust our pricing or product offerings, or to seek alternative funding sources, any of which could adversely affect our business, financial condition and results of operations.
Customer deposits, including those sourced through our Payments business, are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of our control, such as increasing competitive pressures for deposits, changes in interest rates and returns on other investment classes, customer perceptions of our financial health and general reputation, or a loss of confidence by customers in us or the banking sector generally, particularly with respect to regional banks, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. Additionally, any such loss of funds could result in lower loan originations, which could have an adverse effect on our business, financial condition and results of operations.
Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have an adverse effect on our business, financial condition and results of operations.
Additionally, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers such as digital assets and blockchains, as well as advances in robotic process automation, could significantly affect the competition for financial services. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits.
We operate in a highly competitive financial services industry that could become even more competitive as a result of continued industry consolidation. This consolidation may produce larger, better capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. For example, certain financial institutions within the markets in which we operate have recently announced or completed mergers or acquisitions. These transactions may allow those financial institutions to benefit from cost savings and shared resources.
Our ability to compete successfully depends on a number of factors, including, among other things: (i) the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets; (ii) the ability to expand within our marketplace and with our market position; (iii) the scope, relevance and pricing of products and services offered to meet customer needs and demands; (iv) the rate at which we introduce new products and services relative to our competitors; and (v) customer satisfaction with our level of service. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that we will be successful in fully integrating BM Tech into our business.
In January 2025, we completed our acquisition of BM Tech. The success of this acquisition will depend, in large part, on the ability of our combined company to realize anticipated benefits from such acquisition. The failure to successfully integrate and to successfully manage the challenges presented by the integration process may result in the failure to achieve some or all of the anticipated benefits of the acquisition, which could have a material adverse effect on our future results, operations and financial condition.
The financial performance of acquired entities may expose us to intangible asset impairment risk, which could affect our results of operations.
In connection with accounting for the acquisition of BM Tech, we recorded assets acquired and liabilities assumed at their fair value, which resulted in the recognition of certain intangible assets, including goodwill. Adverse conditions in our business climate, such as a significant decline in future operating cash flows, changes in our Payments business, a significant decrease in the valuation or stock price of the Company or other bank holding companies, or a deviation from our expected growth rate and performance, may trigger impairment losses on goodwill. Any such impairment could have a material adverse effect on our business, financial condition and results of operations.
Our business is significantly dependent on conditions in our real estate markets, which could increase our credit losses and negatively affect our financial results.
We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer, and other loans. In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate collateral, and as of March 31, 2026, approximately 87.7% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral, with 91.2% of these real estate loans concentrated in North Carolina, Georgia, South Carolina, and Virginia. Real property values in our markets may be different from, and in some instances worse than, real property values in other markets or in the United States as a whole and may be affected by a variety of factors outside of our control and the control of our borrowers, including national, regional and local economic conditions, generally. Consequently, a decline in regional or local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Specifically, a decline in local or regional economic conditions may adversely affect the ability of borrowers to repay loans and the value of the collateral securing those loans.
Further, the real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. As a result, declines in real property values in our markets could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. If borrowers default on their loans, we may have to foreclose on real estate assets, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition and results of operations.
The small to medium-sized businesses which we target may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.
We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan.
In addition, the success of small and medium-sized businesses often depends on the management skills, talents and efforts of one or two people or a small group of key individuals, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or any of our borrowers otherwise are affected by adverse business developments, our small to medium-sized borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, resulting in an adverse effect on our business, financial condition and results of operations.

We have a concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.
As of March 31, 2026, we had approximately $1.7 billion in loans secured by commercial real estate. These loans represented approximately 64.5% of our total loans outstanding at that date. The real estate consists primarily of owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for credit losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition, the value of our common stock and corresponding impact on capital ratios.
Banking regulators generally give commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management and policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on our results of operations.
Our construction and development loans involve a higher degree of risk than other segments of our loan portfolio.
As of March 31, 2026, approximately 10.6% of the total dollar value of our loan portfolio, or $284 million, consisted of construction and development loans. Construction financing typically involves a higher degree of credit risk than commercial real estate lending. Risk of loss on a construction loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction and the bid price and estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. In addition, if we foreclose on a property during construction, we may face additional difficulty realizing the value of the collateral. When lending to builders, the cost of construction breakdown is provided by the builder, as well as supported by the appraisal. Although our underwriting criteria are designed to evaluate and minimize the risks of each construction loan, there can be no guarantee that these practices will safeguard against material delinquencies and losses to our operations.
We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks, including environmental liabilities, associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Since we originate loans secured by real estate, we may have to foreclose on collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate, including environmental liabilities. We may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected the property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability, and we may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental clean-up liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of real estate, could have a material adverse effect on our business, financial condition and results of operations.

Our recovery on commercial real estate loans could be further reduced by a lack of a liquid secondary market for such loans.
Our current business strategy includes commercial real estate lending. A secondary market for most types of commercial real estate loans is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans. As a result of these characteristics, if we foreclose on a commercial real estate loan, our holding period for the collateral typically is longer than for residential mortgage loans because there are fewer potential purchasers of the collateral. Accordingly, charge-offs on commercial real estate loans may be larger as a percentage of the total principal outstanding than those incurred with our residential or consumer loan portfolios.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property, and in determining the value of real estate collateral, we rely on external appraisals and assessment of property values by our internal staff. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. In the case of non-real estate collateral, we rely on a variety of sources, including external estimates of value and judgments based on the experience and expertise of our internal staff. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property.
In addition, we rely on appraisals and other valuation techniques, such as third-party price opinions or internally developed pricing models, to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not accurately reflect the value of assets we acquire through foreclosure, and our allowance for loan and lease losses may not accurately reflect loan impairments. This could have a material adverse effect on our business, financial condition, and results of operations.
Our allowance for credit losses may prove to be insufficient to cover actual loan losses, which could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
Our future success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.
Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. We maintain an allowance for credit losses in an attempt to cover any loan losses that may occur. In calculating our allowance for credit losses, our management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans.
If our assumptions are wrong, our current allowance for credit losses may not be sufficient to cover future loan losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance for credit losses in the form of provisions for credit losses would materially decrease our net income.
In addition, the FDIC and NCCOB periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for credit losses or loan charge-offs as required by these regulators could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
We are subject to interest rate risk, which could adversely affect our profitability.
Our profitability, like that of most financial institutions of our type, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities and pricing of our assets and liabilities, our efforts may not be effective, which could have a material effect on our financial condition, results of operations and the value of our common stock. Specifically, changes in interest rates or interest rate spreads may:
•	Affect the difference between the interest that we earn on assets and the interest that we pay on liabilities, which impacts our overall net interest income and profitability;
•
Adversely affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments (including due to an inability to refinance loans), which, in turn, affects our loss rates on those assets;

•	Decrease the demand for interest-rate based products and services, including loans and deposits;
•	Affect our ability to hedge various forms of market and interest rate risk and may decrease the profitability or protection or increase the risk or cost associated with such hedges;
•	Increase the unrealized losses on our available-for-sale investment portfolio; and
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Affect mortgage prepayment speeds and result in the impairment of capitalized mortgage servicing assets, reduce the value of loans held for sale and increase the volatility of mortgage banking revenues, potentially adversely affecting our results of operations.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of our assets and liabilities and the average duration of our assets and liabilities. Any substantial, unexpected or prolonged change in market interest rates could have an adverse effect on our business, financial condition and results of operations. As of March 31, 2026, 50% of our earning assets and 59% of our interest-bearing liabilities were variable-rate, where our variable rate liabilities reprice at a slower rate than our variable rate assets. Our interest sensitivity profile was slightly asset sensitive as of March 31, 2026.
Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, loan origination volume and the value of our common stock.
We may not be able to measure and manage our credit risk adequately, which could adversely affect our profitability.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Additional factors related to the credit quality of residential real estate loans, construction and land real estate loans and commercial real estate loans include the quality of management of the business and tenant vacancy rates.
Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately manage credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan and lease portfolio. A failure to effectively measure and limit the credit risk associated with our loan and lease portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to material risks, such as credit, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design, their implementation or the degree to which we adhere to them, or as a result of the lack of adequate, accurate or timely information, changes in methods pursued by external bad actors or otherwise.
If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our business, financial condition and results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators. Our techniques for managing the risks we face may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate, which could have a material adverse effect on our business, financial position and results of operations.
Liquidity needs could adversely affect our financial condition, results of operations and the value of our common stock.
Liquidity is essential to our business, and we monitor our liquidity and manage our liquidity risk at the holding company and Bank level. We require sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to a number of factors, which include, but are not limited to, an over-reliance on a particular source of funding, changes in the liquidity needs of our depositors, borrowers’ inability to make loan repayments, adverse regulatory actions against us, or a downturn in the markets in which our loans are concentrated.
Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have an adverse effect on our business, financial condition and results of operations, and could result in the closure of the Bank.
The Bank’s primary funding sources are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments, general economic conditions, and, particularly with respect to our deposits sourced through our Payments business, the seasonality of the financial aid disbursement process. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include FHLB advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are adequate for our current needs, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions change. FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations and to support our continued growth. The unavailability of a sufficient funding could have an adverse effect on our business, financial condition and results of operations. Further, the expense of borrowing funds to meet liquidity needs may adversely affect our results of operations. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate, which could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
We are exposed to environmental liabilities and other risks associated with foreclosing on and taking title to real property which may substantially raise the cost of foreclosure or prevent us from foreclosing at all.
Our loan portfolio is frequently secured by real property. In the ordinary course of our business, we may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our financial condition, results of operations, and the value of our common stock.
In addition, environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability, and we may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental clean-up liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of real estate, could have a material adverse effect on our business, financial condition and results of operations.
Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution’s total risk-based capital; or (ii) total commercial real estate loans (excluding loans secured by owner-occupied properties) representing 300% or more of the institution’s total risk-based capital, where the outstanding balance of the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital.
We have a concentration in commercial real estate loans and we have experienced significant growth in our commercial real estate portfolio in recent years. From December 31, 2021, through March 31, 2026, our commercial real estate loan balances have increased by $937 million. As of March 31, 2026, commercial real estate loans (excluding loans secured by owner-occupied properties) represent 483.5% of our total risk-based capital. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. In addition, we may be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition and results of operations.
Technological advances impact our business and our ability to successfully adopt and implement new technologies that our customers desire will affect our competitive position.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. For instance, we recently acquired BM Tech, one of the largest digital banking platforms in the United States for students and schools of higher education. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Certain of our competitors have substantially greater resources to invest in technological improvements than we do.
Despite our focus into the financial technology space, we may nonetheless not be able to effectively implement new, technology-driven products and services, implement them as quickly as our competitors do or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes, such as AI technologies, and upgrades to maintain current systems and integrate new systems may also cause service interruptions, transaction processing errors and system conversion delays, and may cause us to fail to comply with applicable laws or may otherwise result in an increase, potentially a material increase, in our expenses, or otherwise distract management from our core banking and lending business. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could cause us to lose customers or have a material adverse effect on our business, financial condition and results of operations.
We expect that new technologies and business processes applicable to the financial services industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have a material adverse effect on our business, financial condition and results of operations. And because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes and optimize the opportunities deriving from our strategic initiatives could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition and results of operations.
System failures, breaches and interruptions in the availability of our platforms may adversely affect our business, results of operations, and financial condition.
Our business depends on the confidentiality, integrity, and availability of our technology platform, that comprises both third-party and proprietary systems. Any system outage, service interruption, data loss, security breach, malware attack or performance issue could negatively impact operations and financial results. We may experience disruptions caused by infrastructure failures, software errors, capacity constraints, natural disasters, cyberattacks, or third-party service failures.
Identifying and resolving these issues promptly can be challenging, and remediation often requires significant resources. As our customer base and transaction volume grow, maintaining sufficient processing capacity and uptime becomes increasingly critical. Performance issues or downtime, whether from internal systems or third-party providers—may prevent customers from disbursing funds, accessing funds or completing transactions, harming our brand, reducing customer satisfaction, and exposing us to contractual penalties under service-level agreements.
Additionally, reliance on third-party infrastructure, such as data centers and cloud services, introduces further risk. Insurance coverage may not fully mitigate financial exposure from these events. Extended outages or security incidents could lead to customer attrition and reputational damage or have a material adverse effect on our business, financial condition and results of operations.
We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of customers, counterparties or other third parties, such as independent auditors as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite, and service loans. Our financial condition, results of operations and the value of our common stock could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on information provided to us, such as financial statements that do not comply with GAAP, that is materially misleading.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.
Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the FHLB, any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.
We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
As of March 31, 2026, the book value of our investment securities portfolio was approximately $333 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and instability in the capital markets. A security is considered impaired if its fair value is less than its amortized cost. When a security is impaired, a valuation is used to determine whether the impairment is other than temporary. The valuation of securities may involve a significant degree of judgment and assumptions that are inherently uncertain and may result in material adjustments, which in turn may materially and adversely affect our results of operation. Any of these factors, among others, could cause other-than-temporary impairments (“OTTI”) and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations. The process for determining whether impairment of a security is OTTI usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer, any collateral underlying the security and our intent and ability to hold the security for a sufficient period of time to allow for any anticipated recovery in fair value, in order to assess the probability of receiving all contractual principal and interest payments on the security. Our failure to correctly and timely assess any impairments or losses with respect to our securities could have an adverse effect on our financial condition, results of operations and the value of our common stock.
Our largest loan relationships make up a material percentage of our total loan portfolio and credit risks relating to these loans would have a disproportionate impact
As of March 31, 2026, our top 20 borrowing relationships (including unfunded commitments) totaled approximately $761 million (representing, in the aggregate, 24.6% of our total outstanding commitments) and was comprised of 64 loans to 58 different borrowers. Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The allowance for credit losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.
Our accounting estimates and risk management processes rely on analytical and forecasting techniques and models.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management’s judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.
Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our possible need to revise or, if in error, restate prior period financial statements, cause damage to our reputation and the price of our common stock and adversely affect our business, financial condition and results of operations. As noted above, our critical accounting policies require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include credit risk management, troubled debt restructurings, the allowance for credit losses, fair value measurements, goodwill impairment, and income taxes. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for credit losses or sustain loan losses that are significantly higher than the reserve provided; recognize significant impairment on goodwill and other intangible asset balances; reduce the carrying value of an asset measured at fair value; or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our financial condition, results of operations, and the value of our common stock.
Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.
As of March 31, 2026, our 30 largest deposit relationships, accounted for more than $912 million, or 30% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. If a significant amount of these deposits were withdrawn within a short period of time, it could have a negative impact on our short—term liquidity and have an adverse impact on our earnings. We may also be forced, as a result of withdrawals of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which would adversely affect our results of operations. Under applicable regulations, if the Bank were no longer “well capitalized,” the Bank would not be able to accept brokered deposits without the approval of the FDIC.
Part of our expansion strategy involves targeting select acquisitions of parts or all of other financial institutions, nonbanking companies or financial services companies, which exposes us to acquisition risks.
Historically, our growth strategy has focused on organic growth in which we have sought to grow our business through increased loan production, market penetration, and the development of new products or services. When entering new geographic markets, we have historically focused on hiring key revenue generating employees, establishing a physical market presence through de novo entry, and then providing the necessary resources and capital to grow organically. We do, however, from time to time evaluate opportunities to potentially expand our business through mergers, acquisitions, or other business combination activity, such as our recently consummated acquisition of BM Tech.
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we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, including related to due diligence activities, financial modeling, and the negotiation of definitive agreements;

•	our estimates and judgments used to evaluate credit, operations, management, compliance, risk management, and market risks relating to target businesses may not be accurate;
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any institutions or businesses we acquire may have distressed assets and there can be no assurance that we will be able to realize the value we predict from those assets or that we will make sufficient provisions or have sufficient capital for future losses;

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we may be required to take write-downs or write-offs, restructuring and impairment, or other charges related to any institutions or businesses we acquire that could have a significant negative effect on our financial condition and results of operations;

•	there may be substantial lag-time between completing an acquisition and generating sufficient revenue, assets and/or deposits to support costs of the expansion;

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our management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business and we may not be able to successfully integrate such operations and personnel;

•	we may not be able to obtain regulatory approval for an acquisition target on the timeline we expect or at all;
•	we may enter new markets where we lack local experience or that introduce new risks to our operations, or that otherwise result in adverse effects on our results of operations;
•	we may introduce new products and services we are not equipped to manage or that introduce new risks to our operations, or that otherwise result in adverse effects on our results of operations;
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we may obtain intangible assets in connection with an acquisition, or the intangible assets we obtain may become impaired, which could result in adverse short-term effects on our results of operations;

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we may assume liabilities in connection with an acquisition, including both unrecorded liabilities that are not discovered at the time of the transaction and known potential liabilities that are not properly evaluated or quantified, and the repayment of such liabilities may have an adverse effect on our results of operations, financial condition and the value of our common stock; or

•	we may lose key employees and customers that were part of the reason we pursued an acquisition.
If we seek to expand our business through merger and acquisition activity, we cannot assure you that we will be able to identify and successfully consummate any acquisitions or successfully integrate any banks, nonbanking companies, or financial services companies that we acquire into our operations or retain the customers that we acquire in any acquisition. If any of these risks occur in connection with our expansion efforts, it may have a material adverse effect on our results of operations, financial condition, and the value of our common stock.
We depend on a strong brand and a failure to maintain and develop that brand in a cost-effective manner may hurt our ability to expand our customer base.
Maintaining and developing our brands, including the Bank and our BankMobile Platform, are critical to expanding and maintaining our customer base. We believe the importance of brand recognition will increase as competition in our market further intensifies. Maintaining and developing our brand will depend largely on our ability to continue to provide high quality products and services at cost effective and competitive prices, as well as after-sale customer service. While we intend to continue investing in our brand, no assurance can be given as to the success of these investments. If we fail to maintain and enhance our brand, incur excessive expenses in this effort, or our reputation is otherwise tainted, including by association with the wider financial services industry or because of data security breaches or negative press, we may be unable to maintain loyalty among our existing customers or attract new customers, which could materially and adversely affect our business, financial condition, and results of operations.
We may be liable to or we may lose customers if any agreements that we maintain with colleges and universities are terminated, or if other performance triggers, performance conditions, or financial obligations are triggered.
We enter into contractual arrangements with colleges and universities, or higher education institutions, that govern the terms and conditions pursuant to which we provide services to such institutions. Our agreements with colleges and universities contain and will contain certain termination rights, performance triggers, and other conditions, including indemnity obligations, which, if exercised or triggered, may result in penalties, financial obligations, and/or early termination of such agreements, which could cause us to be liable to customers or lose customers, thereby materially impacting our business, financial condition, and results of operations. Additionally, while we customarily include contractual provisions that attempt to limit our financial exposure, such as limitation of liability provisions or indemnification obligations on the part of our higher education clients, such provisions may be ineffective. For example, colleges and universities that are public or state agencies or instrumentalities may be prohibited from providing indemnification or may have their legal liability limited by applicable state law. To the extent our contractual provisions are ineffective, it could adversely affect our business and results of operations.
A change in the availability of student loans or financial aid, as well as budget constraints, could materially and adversely affect our financial performance by reducing demand for our Payments business or our BankMobile Platform.
The higher education industry depends heavily upon the ability of students to obtain student loans and financial aid. As part of the disbursement services we offer to our higher education institutional clients, students’ financial aid credit balances and other refunds are sent to us for disbursement. The fees that we charge most of our higher education clients will be based, in part, on the number of financial aid disbursements made to students. In addition, our relationships with higher education institutional clients provides us with a market for BankMobile Platform deposit accounts, including interchange income from students’ use of debit cards associated with such accounts. If the availability of student loans and financial aid were to decrease, the number of enrolled students could decrease, and our BankMobile Platform’s addressable market for student disbursement services would shrink. Future legislative and executive branch efforts to reduce the U.S. federal budget deficit or worsening economic conditions may require the government to severely curtail its financial aid spending, which could adversely affect our disbursement business and, in turn, could materially and adversely affect our business, financial condition, and results of operations.
Our disbursement business depends in part on the current government financial aid regime that relies on the outsourcing of financial aid disbursements through higher education institutions.
In general, the U.S. federal government distributes financial aid to students through higher education institutions as intermediaries. Following the receipt of financial aid funds and the payment of tuition and other expenses, higher education institutions have typically processed refund disbursements to students by preparing and distributing paper checks and/or electronically disbursing such funds. Our disbursements service provides higher education institutional clients with a turn-key, proprietary electronic system for improving the administrative efficiency of this refund disbursement process, alleviating the internal administrative burden on our client institutions. If the federal government, through legislation, executive branch action or initiatives or regulatory action, restructured the existing financial aid regime in such a way that reduces or eliminates the intermediary role played by higher education institutions or limited or materially changes the role played by service providers like us, through our Payments business, including use of, and the addressable market for, our BankMobile Platform, would be negatively affected, which could materially and adversely affect our financial condition, results of operations and the prospects for future growth of our Payments business and other service offerings.
If we are unable to protect or enforce our intellectual property rights, we may lose a competitive advantage and incur significant expenses.
Our business and product and service offerings depend on certain registered and unregistered intellectual property rights and proprietary information. We rely on, and expect to continue to rely on, a combination of patent, copyright, trademark, service mark and trade secret laws, as well as nondisclosure agreements with employees, consultants and third parties with whom we have relationships, and technical measures (such as the password protection and encryption of our data and systems) to protect our brand, technology and intellectual property rights, including our proprietary software. Existing laws afford only limited protection for our intellectual property rights. Intellectual property rights or registrations granted to us may provide an inadequate competitive advantage or be too narrow to protect our products and services in the relevant jurisdictions. Similarly, there is no guarantee that our pending applications for intellectual property protection will result in registrations or sufficiently protect our rights. The protections may not be sufficient to prevent unauthorized use, misappropriation or disclosure of our intellectual property or technology, and may not prevent competitors from copying, infringing, or misappropriating our products and services. Various events outside of our control may pose a threat to our intellectual property rights, as well as to our products and services. We cannot be certain that others will not independently develop, design around, or otherwise acquire equivalent or superior technology or intellectual property rights to ours. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective in protecting our intellectual property rights; intellectual property laws may change, and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. If we are unable to adequately protect our intellectual property rights, our business and growth prospects could be materially and adversely affected.
One or more patents we own may be categorized as so-called “business method” patents. The general validity of software patents and business method patents has been challenged in a number of jurisdictions, including the United States. Such patents may become less valuable or unenforceable if software or business methods are found to be a non-patentable subject matter or if additional requirements are imposed that such patents do not meet. Moreover, a patent we own may cover only certain aspects of our products and processes, and competitors and other third parties may be able to circumvent or design around the patent. There can be no assurance that third parties will not create new designs, processes or other technologies that achieve similar or better results without infringing upon any patent we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

We also rely on numerous marks, trademarks, and service marks, including “First Carolina Bank,” “BankMobile,” “BankMobile Disbursements,” and “First Carolina Wealth.” We may be unable to adequately obtain or maintain trademark protection in the relevant jurisdictions, such that we may not be able to distinguish our products and services from those of our competitors. Further, we may not timely or successfully register our trademarks. If the validity of these marks were challenged, our brand may be damaged, or we may be required to face considerable expense defending or changing our marks.
We also have chosen not to register any copyrights and instead rely primarily on trade secret protection to protect our proprietary software, information and technology. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software under copyright laws may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our technologies and use information that we regard as proprietary to create products and services that compete with ours.
We may incorporate open source software (“OSS”) into our products and we anticipate continuing to incorporate OSS in our business in the future.
Certain OSS licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the OSS on unfavorable terms or at no cost, and we may be subject to such terms if we combine, link or otherwise integrate our proprietary software with OSS in certain ways. The terms of many OSS licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that some source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. In such event, we could be required to make any open source code utilized in certain of our proprietary software available to third parties (including competitors) to seek licenses from third-parties, to re-engineer, or to discontinue the offering of our products or services, or we could become subject to other consequences, any of which could adversely affect our business, financial condition, and results of operations.
We may be subject to claims that our services or solutions violate the patents or other intellectual property of others, which would be costly and time-consuming to defend. If our services and solutions are found to infringe the patents or other intellectual property rights of others, we may be required to change our business practices or pay significant costs and monetary penalties.
The services and solutions that our Payment business and BankMobile Platform provide may infringe upon the patents or other intellectual property rights of others. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the financial services industry. There has also been a corresponding increase in litigation based on allegations of infringement or other violations of intellectual property, including by or against financial service companies. We cannot be sure that our services and solutions, or the products of others that we use or offer to our clients, do not and will not infringe upon the patents or other intellectual property rights of third parties, and we may have infringement claims asserted against us or our clients. If others claim that we have infringed upon their patents or other intellectual property rights, we could be liable for significant damages and incur significant legal fees and expenses. In addition, we have agreed to indemnify many of our clients against claims that our services and solutions infringe upon the proprietary rights of others. In some instances, the potential amount of these indemnities may be greater than the revenues received from the client.
Regardless of merit, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial costs or damages, obtain a license, which may not be available on commercially reasonable terms or at all, pay significant ongoing royalty payments, settlements or licensing fees, satisfy indemnification obligations, prevent us from offering our products or services or using certain technologies, force us to implement expensive and time-consuming work-arounds, distract management from our business or impose other unfavorable terms. Such results could limit our ability to provide a solution or service to clients and have a material adverse effect on our business, results of operations, or financial condition.

Risks Related to Our Industry and Regulation
Changes in interest rates and monetary policy may adversely affect our results of operations.
As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, changes in interest rates, including in the shape of the yield curve or in spreads between different market interest rates, as well as changes linked to inflation, can have a material effect on our business and profitability and the value of our assets and liabilities. For example, changes in interest rates or interest rate spreads may:
•	affect the difference between the interest that we earn on assets and the interest that we pay on liabilities, which impacts our overall net interest income and profitability;
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adversely affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments (including due to an inability to refinance loans), which, in turn, affects our loss rates on those assets;

•	decrease the demand for interest rate-based products and services, including loans and deposits;
•	affect our ability to hedge various forms of market and interest rate risk and may decrease the profitability or protection or increase the risk or cost associated with such hedges;
•	increase the unrealized losses on our available-for-sale investment portfolio; and
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affect mortgage prepayment speeds and result in the impairment of capitalized mortgage servicing assets, reduce the value of loans held for sale and increase the volatility of mortgage banking revenues, potentially adversely affecting our results of operations.

Interest rates and the yield curve are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies and, in particular, the Federal Reserve which, through the FOMC, may raise or lower interest rates in response to economic conditions. The FOMC increased the federal funds target range to 5.25% to 5.5% through several hikes during 2022 and 2023 and held that interest rate at the elevated level until it decreased the federal funds target interest range to 4.25% to 4.5% between September 2024 and December 2024. The federal funds target range remained steady until September 2025, when the FOMC decreased the federal funds target range to 4.00% to 4.25%, decreased it again to a range of 3.75% to 4.00% in October 2025, and decreased it again to a range of 3.50% to 3.75% in December 2025. The timing, pace and direction of additional interest rate changes remains uncertain, and will largely depend on trends in inflation, employment and other macroeconomic factors that are outside of our control.
Any of the foregoing effects from interest rate changes could have a material adverse effect on our business, financial condition, liquidity, and results of operations.
We are subject to extensive regulation and supervision, which could limit or restrict our activities and negatively impact our financial performance.
We operate in a highly regulated industry and are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities who supervise us, including, at the bank level, the NCCOB and the FDIC and, at the holding company level, the Federal Reserve. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not shareholders. Our compliance with these regulations is costly and restricts certain of our activities and lines of business, our payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of banking offices. The cost of regulatory compliance is particularly burdensome on smaller institutions such as the Bank, which has a smaller earning asset base than our larger competitors to offset these compliance costs. If we are unsuccessful in managing our compliance costs or such costs continue to increase, it could have a material adverse effect on our financial condition, results of operations, and the value of our common stock.
Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or supervisory guidance or expectations, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, have and could continue to affect us in substantial and unpredictable ways. Such changes have subjected us to, and could continue to subject us to, additional costs, limit the types of financial services and products we may offer, limit our ability to return capital to shareholders or conduct certain activities, or increase the ability of non-banks to offer competing financial services and products, among other things.

Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing and have pursued aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting our operations, and could in turn have a material adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law, may substantially increase our compliance expenses including with respect our student disbursement business. In addition, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that any state in which we operate will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted or pursued enforcement actions against a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, such laws or regulations could have an adverse effect on our business, financial condition and results of operations.
In addition, new regulations or increased regulatory scrutiny often occur in response to negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations. See the section entitled “Supervision and Regulation.”
Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.
The Federal Reserve, the FDIC and the NCCOB periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, the FDIC, or the NCCOB were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations (such as information technology or trust operations) had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions may include requiring us to remediate any such adverse examination findings, such as through inclusion in reports of examination of matters requiring board attention. If we fail to address supervisory criticism or concerns in a timely and effective manner, it can result in our regulators taking increasingly elevated regulatory actions against us.
In addition, these agencies have the power to take formal and informal enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place our Bank into receivership or conservatorship. Any regulatory enforcement action against us could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
We are subject to capital adequacy standards and, if we fail to meet these standards, or more stringent standards in the future, we will be subject to restrictions on our ability to make capital distributions and other restrictions.
We and the Bank are each required to comply with applicable capital adequacy standards established by the Federal Reserve and the FDIC, respectively. From time to time, the Federal Reserve and the FDIC change these capital adequacy standards. In particular, the capital requirements applicable to us and the Bank under the Basel III Capital Rules became fully effective on January 1, 2019. Under the Basel III Capital Rules, we are required to maintain a common equity Tier 1, or CET1, capital ratio of 4.5%, a Tier 1 capital ratio of 6%, a total capital ratio of 8%, and a leverage ratio of 4%. In addition, we must maintain an additional capital conservation buffer of 2.5% of total risk weighted assets. Changes in capital rules are often precipitated by market events or economic conditions or events that expose perceived weaknesses or gaps in regulatory capital rules affecting banking organizations. For example, following the failures of three banks with assets over $100 billion during the first half of 2023, the federal bank regulatory agencies issued a proposed rulemaking in July 2023 designed to improve the resilience of the U.S. banking system by modifying capital requirements for large banking organizations to better reflect their risks and apply more transparent and consistent requirements across large banking organizations. On March 19, 2026, the federal banking agencies issued a package of proposed rulemakings that would significantly amend the regulatory capital requirements applicable to most U.S. banks and bank holding companies with greater than $100 billion in assets. While these most recent rules, as proposed, would not have applied to us as a banking organization with less than $100 billion in total assets, they serve as an example of how the capital requirements for banking organizations can quickly change or be modified.
The application of more stringent capital requirements for us could, among other things, result in lower returns on invested capital, require the raising of additional capital and result in additional regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could limit our ability to make distributions, including paying dividends.
Banking institutions that fail to meet the effective minimum capital ratios including the capital conservation buffer will be subject to constraints on capital distributions, including dividends and share repurchases, and certain discretionary executive compensation. The severity of the constraints depends on the amount of the shortfall and the institution’s “eligible retained income” (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) the average net income over the preceding four quarters).
As a result of our Payments business and BankMobile Platform, we operate a nationwide business and are required to comply with significantly more state laws and regulations.
Our Payments business services higher education institutions throughout the U.S. Additionally, as a result of the wide geographic distribution of those clients, as well as their students, and the digital nature of our BankMobile Platform, we have deposit customers located in many different states. Unlike our historic deposit customers, who often established a relationship with us because they were physically located near one of our full-service, brick-and-mortar offices in North Carolina, Georgia, South Carolina, or Virginia, our BankMobile Platform customers are attracted to our digital banking platform. Some of our employees and personnel are also more geographically dispersed, which requires us to comply with additional state laws and regulations, including employment and tax laws and regulations. The complexity of, and cost to comply with, state laws applicable to our business has increased as a result of our Payments business and BankMobile Platform. If we are unable to successfully control such costs of compliance or if we fail to comply with applicable state laws and regulations, it could materially and adversely affect our results of operations and financial condition.
We are subject to various laws and regulations related to higher education and disbursements.
Because we provide services to some higher education institutions that involve handling federal student financial aid funds, BM Tech is considered a “third-party servicer” under Title IV of the Higher Education Act of 1965, which governs the administration of federal student financial aid programs. Under regulations promulgated by the DOE, a third-party servicer that contracts with a Title IV institution acts in the nature of a fiduciary in the administration of Title IV programs. Among other requirements, the regulations provide that a third-party servicer is jointly and severally liable with its client institution for any liability to the DOE arising out of the servicer’s violation of Title IV or its implementing regulations, which could subject us to material fines related to acts or omissions of entities beyond our control. The DOE is also empowered to limit, suspend, or terminate the violating servicer’s eligibility to act as a third-party servicer and to impose significant civil penalties on the violating servicer. We have entered into “Tier 1” arrangements with higher educational institutions, which are subject to more stringent regulations than certain other “Tier 2” or “non-covered” arrangements.
Additionally, on behalf of our higher education institution clients, we are required to comply with the DOE’s cash management regulations regarding payment of financial aid credit balances to students and providing bank accounts, such as our BankMobile Platform account offering, to students that may be used for receiving such payments. In the event the DOE concludes that we have violated Title IV or its implementing regulations and should be subject to one or more sanctions, our business and results of operations could be materially and adversely affected.
The DOE’s cash management regulations include, among others, provisions related to (i) restrictions on the ability of higher education institutions and third-party servicers like BM Tech to market financial products to students including sending unsolicited debit cards to students, (ii) prohibitions on the assessment of certain types of account fees on student account holders, and (iii) requirements related to ATM access for student account holders.
These regulations also require higher education institutions (and, in turn, any third-party servicer engaged by such institutions) to: offer students additional choices regarding how to receive their student aid funds (including prohibiting an institution from requiring students to open an account into which their credit balances must be deposited); provide a list of account options from which a student may choose to receive credit balance funds electronically, where each option is presented in a neutral manner and the student’s preexisting bank account is listed as the first and most prominent option with no account preselected; ensure electronic payments made to a student’s preexisting financial account are initiated in a manner as timely as, and no more onerous than, payments made to an account, such as our BankMobile Platform account offering, under a Tier 1 arrangement; include additional restrictions on the institution’s use of personally identifiable information and the sharing of such information with a third-party servicer; require that the terms of the contractual arrangements between third-party servicers and schools be publicly disclosed; and require that schools establish and evaluate the contractual arrangements with third-party servicers in light of the best financial interests of students. These regulations increase our compliance costs and could negatively affect our results of operations and financial condition, particularly if we fail to, or the DOE asserts that we, or our higher education clients, have violated such regulations.
Our liquidity is dependent on dividends from the Bank.
We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, is dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank, various business considerations and applicable laws and regulations. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to us without regulatory approval. As is generally the case for banking institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and economic conditions in general.
The Federal Reserve may require us to commit capital resources to support the Bank.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank may become more difficult and expensive relative to other corporate borrowings.
Our operations may require us to raise additional capital, which may result in dilution to our then-existing shareholders and may not be available when it is needed, on terms that are acceptable to us, or at all.
We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We can offer no assurance that our capital resources following this offering will be adequate to satisfy our capital requirements for the foreseeable future. Accordingly, we may need to raise additional capital by issuing securities. The issuance of additional equity capital could be dilutive to the interests of our then-existing shareholders, including investors in this offering.

Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, we may be unable to comply with regulatory capital requirements, which could cause our federal and state regulators to restrict our operations. Our inability to raise additional capital when needed could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
We are subject to numerous “fair and responsible banking” laws and other laws and regulations designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.
The Equal Credit Opportunity Act, or ECOA, the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act prohibits unfair or deceptive acts or practices, and the Dodd-Frank Act prohibits unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice, federal and state banking agencies, and other federal and state agencies, including the CFPB, are responsible for enforcing these fair and responsible banking laws and regulations. Smaller banks, including the Bank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by federal banking agencies for compliance with federal consumer protection laws and regulations. Accordingly, CFPB rulemaking has the potential to have a significant impact on the operations of the Bank.
A challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.
We may be adversely impacted by changes to interchange rates and associated debit card regulations.
We generate revenue from interchange fees when customers use our branded debit cards. Interchange fees vary based on factors such as card network rates, transaction type, merchant agreements, and regulatory changes—many of which are outside our control. Card networks periodically adjust fees and rules, and while we have negotiated favorable pricing in some cases, these agreements are complex and contingent on specific conditions. Failure to meet these conditions or renew agreements on favorable terms could increase our costs per transaction.
The Durbin Amendment and Regulation II govern debit card interchange fees, network exclusivity, and transaction routing. Although we are currently exempt from interchange fee caps due to our asset size, we cannot guarantee that we will remain exempt. Regulation II also mandates that debit card issuers enable at least two unaffiliated networks for transaction routing, giving merchants flexibility to choose networks based on fees. This may reduce our payments revenue and impact our financial performance. Any changes to interchange rates, network fees, or regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.
Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.
We are subject to various privacy, information security and data protection laws and regulations, including, to the extent applicable, requirements concerning data breach notification, and we could be adversely impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain obligations related to sharing non-public personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of certain information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as maintain plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data breach notification laws and regulations with varying requirements for consumer, regulator, and/or law enforcement notification in certain circumstances in the event of a security breach.
Our higher education institution clients are also subject to the Family Educational Rights and Privacy Act of 1995 (“FERPA”), which provides, with certain exceptions, that an educational institution that receives any federal funding under a program administered by the DOE may not have a policy or practice of disclosing education records or “personally identifiable information” from education records, other than directory information, to third-parties without the student’s or parent’s written consent. In connection with our BM Tech disbursement service, our higher education institution clients disclose to us both directory information and certain non-directory information concerning their students, including student identification numbers and the amount of students’ credit balances. While we believe that our higher education institution clients are and will be able to disclose this information without the students’ or their parents’ consent pursuant to one or more exceptions under FERPA, if the DOE asserts that we do not fall into one of these exceptions, or if future changes to legislation or regulations (or interpretations thereof) require student consent before our higher education institution clients can disclose this information, a sizable number of students may cease using our products and services, which could materially and adversely affect our business, financial condition, and results of operations. Additionally, as we are indirectly subject to FERPA, we cannot permit the transfer of any personally identifiable information to another party other than in a manner in which a higher education institution may disclose it. In the event that we re-disclose student information in violation of this requirement, FERPA requires our clients to suspend our access to any such information for a period of five years. Any such suspension could have a material adverse effect on our business, financial condition, and results of operations.
In addition to the requirements that apply to us under existing laws and regulations, state and federal legislators and regulators are increasingly adopting or revising privacy, information security and data protection laws and regulations that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee personal information, and some of our current or planned business activities. Those legislative and regulatory changes have also been accompanied by increased privacy-related enforcement activity at the federal level, by federal financial regulators, as well as at the state level, such as with regard to sales and sharing of personal information.
Compliance with current or future privacy, data protection and information security laws (including those regarding data breach notification) affecting customer or employee personal information to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have an adverse effect on our business, financial condition or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
We face a risk of non-compliance and enforcement actions with the federal Bank Secrecy Act of 1970 (the “BSA”) and other anti-money laundering and counter terrorist financing statutes and regulations.
The BSA, USA PATRIOT Act USA PATRIOT Act, AMLA and other laws and regulations require financial institutions, among others, to institute and maintain an effective anti-money laundering compliance program and to file reports such as suspicious activity reports and currency transaction reports. Our products and services are subject to an increasingly strict set of legal and regulatory requirements to help detect and prevent money laundering, terrorist financing and other illicit activities. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and the U.S. Treasury Department’s Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. If we violate these laws and regulations, or our policies, procedures and systems are deemed deficient, we could face severe consequences, including sanctions, fines, regulatory actions and reputational consequences. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
In recent years, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Moreover, our efforts to comply with such laws and regulations could result in increased costs related to our regulatory oversight, as we may be required to add additional compliance personnel or incur other significant compliance-related expenses. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition and results of operations.

Our Bank’s FDIC deposit insurance premiums and assessments may increase.
Our Bank’s deposits are insured by the FDIC up to legal limits and, accordingly, our Bank is subject to insurance assessments based on our Bank’s average consolidated total assets less its average tangible equity. Our Bank’s regular assessments are determined by its CAMELS composite rating (a supervisory rating system developed to classify a bank’s overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk), taking into account other factors and adjustments. In order to maintain a strong funding position and the reserve ratios of the DIF required by statute and FDIC estimates of projected requirements, the FDIC has the power to increase deposit insurance assessment rates and impose special assessments on all FDIC-insured financial institutions. Any future increases or special assessments could reduce our profitability and could have an adverse effect on our business, financial condition and results of operations.
Adverse developments in U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
We are subject to income taxation at the U.S. federal level and by certain states and municipalities because of the scope of our operations. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more U.S. taxing authorities could seek to impose incremental, retroactive or new taxes on us. In addition, jurisdictions in which we operate are actively considering significant changes to current tax law. Any adverse developments in tax laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies could increase the amount of taxes to which we are subject, and could increase our effective tax rate, which could similarly adversely affect our financial condition and results of operations.
We may be subject to claims and litigation pertaining to our fiduciary responsibilities.
Some of the services we provide, such as our investment services, require us to act in a fiduciary capacity or similar role for our customers and others. From time to time, third parties may make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition and results of operations.
Risks Related to an Investment in Our Common Stock and the Offering
No public market currently exists for our common stock, and an active trading market may not develop.
Prior to this offering there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or may not be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock. The initial public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters. This price may not be indicative of the price at which our common stock will trade after the offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business through acquisitions using our common stock as consideration, should we elect to do so.
Investors in this offering will experience immediate and substantial dilution.
The initial public offering price of our stock is substantially higher than the pro forma net tangible book value per share of our common stock (after giving effect to the 2-for-1 forward split of our common stock) immediately following the offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. Based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and our net tangible book value as of March 31, 2026, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $(3.19) per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.
Future sales of our common stock in the public market could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.
The sale of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of 30,245,752 outstanding shares of common stock (or 31,070,752 shares if the underwriters exercise their option to purchase additional shares in full) after giving effect to the 2-for-1 forward split of our common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased or held by our affiliates, as that term is defined under Rule 144 of the Securities Act, and may be sold only in compliance with the limitations described in the section entitled “Shares Eligible for Future Sale.” The remaining shares outstanding will be restricted securities as defined under Rule 144 subject to certain restrictions on resale.
We have agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any shares of our common stock, subject to certain exceptions, for the 180-day period following the date of this prospectus, without the prior consent of Keefe, Bruyette & Woods, Inc. on behalf of the underwriters. Our executive officers, directors, certain employees and other designated persons will enter into similar lock-up agreements with the underwriters as described in “Shares Eligible for Future Sale-Lock-up Agreements.” After giving effect to the 2-for-1 forward split of our common stock, upon the completion of this offering, 6,604,464 shares of our common stock will be subject to such lock-up agreements after. However, the remaining 18,141,288 shares will not be subject to the contractual 180-day lock up period described in “Shares Eligible for Future Sale-Lock-up Agreements.” Further, the underwriters may, at any time, release us or any of our executive officers or directors from this lock-up agreement and allow us to sell shares of our common stock within this 180-day period.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 or registration under the Securities Act. As restrictions on resale end, the market price of our shares of common stock could drop significantly.
Further, from time to time, we explore and evaluate merger and acquisition opportunities as part of our ongoing business practices, and we may pursue mergers and acquisitions in the future. See the section entitled “Risk Factors—Part of our expansion strategy involves targeting select acquisitions of parts or all of other financial institutions, nonbanking companies or financial services companies, which exposes us to acquisition risks.” If we issue shares of our common stock as consideration for any acquisition, it would dilute the ownership of existing holders of our common stock and could result in a decline in the market price of our common stock.
We also intend to file one or more registration statements on Form S-8 to register shares of our common stock issued pursuant to one or more equity incentive plans. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our common stock.
We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.
Our stock price may be volatile, and you could lose part or all of your investment as a result.
Stock price volatility may negatively impact the price at which our common stock may be sold and may also negatively impact the timing of any sale. Our stock price may fluctuate widely in response to a variety of factors including the risk factors described herein and, among other things:
•	actual or anticipated variations in quarterly or annual operating results, financial conditions or credit quality;
•	changes in business or economic conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;
•	changes in recommendations or research reports about us or the financial services industry in general published by securities analysts;
•	the failure of securities analysts to cover, or to continue to cover, us after this offering;
•	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;
•	news reports relating to trends, concerns and other issues in the financial services industry;
•	reports related to the impact of natural or manmade disasters in our market;
•	perceptions in the marketplace regarding us and or our competitors;
•	sudden increases in the demand for our common stock, including as a result of any “short squeezes”;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•	additional investments from third parties;
•	additions or departures of key personnel;
•	future sales or issuance of additional shares of common stock;
•	fluctuations in the stock price and operating results of our competitors;
•	changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws or regulations;
•	new technology used, or services offered, by competitors;
•	additional investments from third parties; or
•	geopolitical conditions such as acts or threats of terrorism, pandemics or military conflicts.
In particular, the realization of any of the risks described in this section could have an adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or change their recommendations regarding our common stock, or if our operating results do not meet their expectations, the market price of our common stock and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, or our operating results do not meet their expectations, either absolutely or relative to our competitors, the market price of our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we would lose visibility in the financial markets, which in turn could cause the market price of our common stock or trading volume to decline. If we fail to meet the expectations of analysts for our operating results, the market price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause the market price of our common stock and trading volume to decline.
The holders of our debt obligations and any preferred stock we may issue will have priority over the holders of our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.
In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us as well as any preferred stock that has been issued. As of March 31, 2026, we had outstanding an aggregate of $63.5 million of subordinated notes, net of debt issuance costs, and we did not have any outstanding preferred stock. We could incur additional debt obligations or issue preferred stock in the future to raise additional capital. In such event, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to the debt holders are satisfied and holders of subordinated debt and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, we will be required to pay interest on the subordinated notes and dividends on any outstanding preferred stock (to the extent of any dividend preference) before we will be able to pay any dividends on our common stock.
We have implemented anti-takeover devices and are subject to anti-takeover laws that could make it more difficult for another company to acquire us, even though such an acquisition may increase shareholder value.
In some cases, shareholders of our common stock would receive a premium for their shares if we were acquired by another company. However, state and federal law and our Bylaws make it difficult for anyone to acquire us without approval of our board of directors. For example, our articles of incorporation require a supermajority vote of two-thirds of our outstanding shares of all classes of capital stock, voting together as a single class (unless class voting rights are specifically permitted for any class of capital stock) in order to approve a sale or merger of the company in certain circumstances. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See the section entitled “Description of Capital Stock—Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects.”
Our Bylaws have an exclusive forum provision and a federal forum provision, which could limit a shareholder’s ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our Bylaws have an exclusive forum provision providing that, unless we consent in writing to the selection of an alternative forum, either a state court located within the City of Raleigh in Wake County, North Carolina or the United States District Court for the Eastern District of North Carolina shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, shareholder, employee or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any current or former director, officer, shareholder, employee or agent of the Company arising out of or relating to any provision of the North Carolina Business Corporation Act, the Articles or the Bylaws or (iv) any action asserting a claim against the Company or any current or former director, officer, shareholder, employee or agent of the Company governed by the internal affairs doctrine of the State of North Carolina.
Additionally, our Bylaws provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in U.S. federal court and cannot be brought in state court. There is uncertainty as to whether a court would enforce a Federal Forum Provision, and the enforceability of similar provisions in other companies’ organizational documents has been challenged in legal proceedings.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in U.S. federal court.
Any person or entity purchasing, otherwise acquiring or holding any interest in any shares of our capital stock will be deemed to have notice of and to have consented to this provision of our Bylaws. The exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations and growth prospects.

An investment in our common stock is not an insured deposit.
An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, the DIF, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.
Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a public company will be expensive and time consuming and may strain our resources.
As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance, operations and investor relations staff and on our accounting, financial and information systems, and will increase our legal and accounting compliance costs as well as our compensation expense as we expect to hire additional legal, accounting, tax, finance and investor relations staff. As a public company we may need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to a public company. The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, including, among others, additional costs we may incur that we have not currently anticipated.
In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until we are no longer an emerging growth company and no longer a non-accelerated filer. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our accounting staff and our outside independent registered public accounting firm and testing of our internal control over financial reporting by our accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.
We have not performed an evaluation of our internal control over financial reporting nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting, in each case as contemplated by Section 404 of the Sarbanes-Oxley Act, as of any balance sheet date reported in our financial statements. Had we performed such an evaluation of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified.
If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, or suspension or delisting of our common stock from the NYSE and could have a material adverse effect on our business, results of operations and financial condition.

Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.
We will have broad discretion in allocating the net proceeds from the offering.
We intend to use the net proceeds from this offering for general corporate purposes, which may include supporting organic growth, potential acquisitions, refinancing of outstanding indebtedness and working capital. Accordingly, investors will not have the opportunity to evaluate the economic, financial, and other relevant information that we may consider in the application of the net proceeds. In addition, we may not use the net proceeds from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds in securities until we can deploy these proceeds will provide lower yields than we generally earn on loans, which may have a material adverse effect on our profitability. Further, an individual investor may ultimately disagree with how we elect to utilize the net proceeds from the offering, but our management retains broad discretion on how it chooses to utilize the proceeds from the offering. Our failure to apply these funds effectively could have a material adverse effect on our financial condition, results of operations, and the value of our common stock. See the section entitled “Use of Proceeds.”
We are an “emerging growth company,” as defined in the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various requirements generally applicable to public companies. These exemptions allow us, among other things, to present only two years of audited financial statements and discuss our results of operations for only two years in related Management’s Discussions and Analyses; not to provide an auditor attestation of our internal control over financial reporting; to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies; and not to seek a non-binding advisory vote on executive compensation or golden parachute arrangements.
We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.235 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may a less active trading market for our common stock, and our stock price may be more volatile or decline.
We are subject to risk arising from failure or circumvention of our controls and procedures.
Our internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls and procedures are met. Any failure or circumvention of our controls and procedures; failure to comply with regulations related to controls and procedures; or failure to comply with our corporate governance procedures could have a material adverse effect on our reputation, business, financial condition and results of operations, including subjecting us to litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding the proliferation of technology and technology-based risk and control systems, our businesses ultimately rely on people as our greatest resource, and we are subject to the risk that they make mistakes or engage in violations of applicable policies, laws, rules or procedures that in the past have not, and in the future may not always be prevented by our technological processes or by our controls and other procedures intended to prevent and detect such errors or violations. Human errors, malfeasance and other misconduct, even if promptly discovered and remediated, can result in reputational damage or legal risk and have a material adverse effect on our business, financial condition and results of operations.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.
From time to time, the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. As a result of changes to financial accounting or reporting standards, whether required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have a material adverse effect on our business, financial condition and results of operations.
New or acquired bank office facilities may not be profitable.
Part of our historical growth strategy has been to expand into new markets that we believe have attractive business climates and in which we can compete successfully. For example, we opened branches in Columbia, South Carolina, and Atlanta, Georgia, in 2022 and a branch in Greenville, South Carolina in 2023. The costs to start up bank offices in new markets and the additional costs to operate such facilities increases our noninterest expense and may decrease our earnings. No assurance can be provided that we will be able to continue to expand our business through new market entry, or that our new offices will become or remain profitable. If any branch expansion we may pursue in the future is unable to generate sufficient revenue to offset the costs of operations, such expansion could have a material adverse effect on our financial condition, results of operations and the value of our common stock.
General Risk Factors
We rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations.
We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our senior executive officers, particularly such officers that are customer facing and responsible for loan production. While we have entered into employment agreements with certain of our senior officers, such officers can terminate such agreements in accordance with their terms. The unexpected loss of any of our key employees could have a material adverse effect on our business and operations, which would have a material adverse effect on our financial condition, results of operations and the value of our common stock.
Our success is largely dependent upon our ability to successfully execute our business strategy.
There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations, or increase in the future. A downturn in economic conditions in our markets, particularly in the real estate market, heightened competition from other financial services providers, an inability to retain or grow our core deposit base, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow assets, or increase profitability, as rapidly as we have in the past. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, managing a growing number of customer relationships, scaling technology platforms, hiring and retaining qualified employees and successfully implementing our strategic initiatives. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient and timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new branches. Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to effectively manage and grow our banking franchise, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth. We may not have, or may not be able to develop, the knowledge or relationships necessary to be successful in new markets. Our failure to sustain our historical rate of growth, adequately manage the factors that have contributed to our growth or successfully enter new markets could have an adverse effect on our earnings and profitability and, therefore on our business, financial condition and results of operations.

Our reputation is critical to our business, and damage to it could have an adverse effect on us.
A key differentiating factor for our business is the strong reputation we are building in our markets. Maintaining a positive reputation is critical to attracting and retaining customers and employees. Adverse perceptions of us could make it more difficult for us to execute on our strategy. Harm to our reputation can arise from many sources, including actual or perceived employee misconduct, errors or misconduct by our third-party vendors or other counterparties, litigation or regulatory actions, our failure to meet our high customer service and quality standards and compliance failures.
In particular, it is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have an adverse effect on our business, financial condition and results of operations.
Additionally, as a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers and other third parties targeting us and our customers or data. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Although we devote substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, we may experience financial losses or reputational harm as a result of fraud.
Negative publicity about us, whether or not accurate, may also damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.
New lines of business, and new products and services, expose us to additional risks, which may negatively impact our financial performance if we are unsuccessful in properly assessing and managing such risks.
The Bank has introduced, and in the future, may introduce new products and services to differing markets either alone or in conjunction with third parties. New lines of business, products or services could have a significant impact on the effectiveness of our system of internal controls or the controls of third parties, our risk management programs, and could reduce our revenues and potentially generate losses. There are material, inherent risks and uncertainties associated with offering new products and services, especially when new markets are not fully developed or when the laws and regulations regarding a new product or service offering are not mature or are evolving. Even with traditional bank service offerings or products, novel or additional risks may be presented when such offerings or products are made utilizing new technologies or through innovative delivery channels, such as through third-party partnerships.
New products and services, or entrance into new markets or lines of business, are carefully scrutinized by regulatory agencies and may require substantial time, resources and capital, and profitability targets may not be achieved or risks associated with such new services or product offerings may not be properly managed. In June 2023, the federal bank regulatory agencies issued guidance regarding risk management associated with third-party relationships, which, among other things, offered the agencies’ views on sound risk management principles for banking organizations when developing and implementing risk management practices for all stages in the life cycle of third-party relationships. The guidance provided that the use of third parties, especially those using new technologies, may present elevated risks to banking organizations and their customers, including operational, compliance, and strategic risks. Even if we believe we have properly identified risks associated with such partnerships, and that we have an effective risk management program in place to manage and supervise such third-party relationships and associated risks, no assurances can be provided that our state and federal banking regulators will agree with our assessments or not find deficiencies in our risk management program(s) or that our risk management and compliance programs will in fact prove to be effective. Failure to properly manage these risks, or failure of any product or service offerings to be successful and profitable, could have a material adverse effect on our financial condition, results of operations, and the value of our common stock.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on relationships with third-party providers for services, such as core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems, many of which also depend on third-party providers. The failure of these systems, a cybersecurity incident involving any of our third-party service providers, or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing third-party service providers or addressing other issues with our third-party service providers could entail substantial delay, expense and disruption of service.
As a result, if these third-party service providers experience service interruptions, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If such interruption were to continue for a significant period of time, such delay could have an adverse effect on our business, financial condition and results of operations. Even if we are able to replace third-party service providers, it may be at a higher cost to us to engage such third-party service providers on short notice, which could adversely affect our business, financial condition and results of operations.
Furthermore, third-party service providers, and banking organizations’ relationships with those providers, are subject to demanding regulatory requirements and attention by bank regulators. Our regulators may hold us responsible for any perceived deficiencies in our oversight of our third-party service providers and in the performance of the parties with which we have these relationships. As a result, if our regulators assess that we have not exercised adequate oversight and control over our third-party service providers or that such providers have not performed adequately, we could be subject to administrative penalties, fines, or other forms of regulatory enforcement action as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition and results of operations.
System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation, damage to our reputation and other potential losses.
Failures in, or breaches of, our computer systems and network infrastructure, or those of our third-party vendors or other service providers, including as a result of cyberattacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any such damage or failure that causes a prolonged interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure, including our internet banking activities, against damage from physical break-ins, cybersecurity incidents and other disruptive problems caused by the internet or other users. Cybersecurity incidents and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and damage to our reputation, and may discourage current and potential customers from using our internet banking services, which could in turn have an adverse effect on our business, financial condition and results of operations. Our security measures, including firewalls and penetration testing, may not prevent or detect all future system failures or cybersecurity incidents.
In the normal course of business, we collect, process, and retain sensitive and confidential information regarding our customers. Although we devote appropriate resources and management focus to maintaining the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our third-party service providers, could be vulnerable to external or internal security incidents, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. We and our third-party service providers have experienced these types of events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, regulatory enforcement action, damage to our reputation, loss of customers and business or a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had an adverse effect on us, we cannot be sure this will be the case in the future. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Information security risks for financial institutions like us have increased recently in part because of new technologies, including AI-assisted attacks, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyberattacks or other security incidents involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing websites. We are not able to anticipate or implement preventive measures that are effective against all possible cyber—attacks, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Our early detection and response mechanisms may be overpowered by sophisticated attacks and malware designed to avoid detection, which could in turn have an adverse effect on our business, financial condition and results of operations if such attacks are successful.
The incidence of fraud in government programs, including federal student aid programs, has been increasing and exposes our business to fraud losses and other risks associated with our participation in the student refund disbursement process.
We provide banking and payment services in connection with the disbursement of federal student financial aid credit balances under Title IV programs. These activities involve high transaction volumes, the rapid availability of funds to end users, and reliance on educational institutions for student eligibility determinations, disbursement instructions and identify verification. These characteristics increase the risk of fraud, improper payments, and funds diversion.
Fraud risks include, among others, identity theft, synthetic or fictitious student identities, enrollment of ineligible or non-attending individuals, account takeover, and the use of compromised credentials or identities to redirect or withdraw funds. Because we do not control key aspects of the Title IV eligibility and certification process, and instead must rely, in part, on data and instructions provided by higher education institutions, our ability to detect and prevent certain forms of improper payments or fraud prior to disbursement is limited. Additionally, there has been increased focus from the executive branch on eliminating and rooting out fraud in government programs, which could create increased regulatory and governmental agency scrutiny and action related to the student refund disbursement process.
With respect to our Payments business and BankMobile account offerings, fraud-risk to which we may be exposed, includes:
•	the establishment or use of accounts or profiles with stolen, falsified, or synthetic identities to receive student aid refunds;
•	the diversion of funds through account takeover, phishing, or other cyber-enabled schemes;
•	the processing of disbursements tied to ineligible students or inaccurate institutional certifications;
•	the deposit, transfer, or withdrawal of improperly obtained Title IV funds; and
•	control failures by us, by educational institutions, or other third parties that result in undetected improper payments and the loss of funds.
As noted, consumer fraud and transaction losses can arise from a variety of activities, including (i) unauthorized electronic transactions, such as debit card, ACH, or wire fraud, (ii) account or refund management profile takeover and identity theft incidents, (iii) check fraud, including altered, counterfeit, or stolen checks, (iv) social engineering scams, including phishing, and authorized push payment fraud, and (v) merchant disputes and chargebacks associated with fraudulent activity. To the extent such losses are attributable to us or not recoverable under applicable law from account holders, higher education institutions, third-party banks, networks, or other parties, we bear the financial risk of such reimbursements, which, in the aggregate, can be substantial.
We are also subject to DOE requirements applicable to the handling of Title IV funds, including obligations that may arise in connection with program reviews, audits or findings involving participating institutions. Failures by us, or by institutions or third parties on which we rely, to comply with applicable requirements or effectively prevent or respond to fraud may result in indemnification claims, loss of program relationships, regulatory or enforcement actions, restitution obligations, and reputational harm.
Any of the foregoing risks, individually or in the aggregate, could expose us to increased losses, heightened regulatory scrutiny, and operational constraints, and could materially and adversely affect our business, financial condition, and results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.
In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, financial condition and results of operations.
We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line items.
The nature of our business makes us sensitive to the large body of accounting rules in the United States. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have an adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains, and future oral and written statements by us and our management may contain, forward-looking statements. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Such forward-looking statements are based on various assumptions (some of which may be beyond our control) and are subject to risks and uncertainties, which change over time, and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to:
•	adverse developments in our borrowers’ industries and, in particular, declines in real estate values;
•	our ability to maintain compliance with federal and state laws that regulate our business and capital levels;
•	our ability to raise capital as needed by our business;
•	our ability to manage growth;
•	the loss of any of our key employees;
•	changes in the interest rates affecting our deposits, loans, and securities portfolio;
•	our ability to maintain adequate liquidity and control our cost of funds;
•	the strength of the economy in our current and future market areas, as well as general economic, market, or business conditions;
•	negative developments in the financial industry and credit markets;
•	an insufficient allowance for credit losses as a result of inaccurate assumptions or otherwise;
•	the ability of our current and any future markets to weather a downturn in the economy;
•	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;
•
changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	changes in laws, regulations and the policies of federal or state regulators and agencies;
•	governmental monetary and fiscal policies, including the policies of the Federal Reserve;
•	our ability to maintain internal control over financial reporting and an effective risk management framework;
•	our effective use of technology or an interruption or breach in security of our information systems;
•
our reliance on secondary sources, such as FHLB advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

•	inaccurate or incomplete information about our clients;
•	our ability to assess and manage our asset quality;
•
natural disasters, pandemics or other public health crises, geopolitical events and conflicts, war, terrorist activities or civil unrest and their effects on the economic and business environments in which we operate;

•	risks associated with unauthorized access, cyber-crime and other threats to data security;
•	our use of the net proceeds from this offering; and
•	other factors that are discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.
In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS
Assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $73.6 million, or approximately $85.1 million if the underwriters exercise their option to purchase additional shares from us in full.
Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive from this offering by approximately $5.1 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $14.00 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds to us from this offering for general corporate purposes, which may include supporting organic growth, potential acquisitions, refinancing of outstanding indebtedness and working capital.

CAPITALIZATION
The following table sets forth our capitalization and regulatory capital ratios on a consolidated basis as of March 31, 2026:
•	on an actual basis;
•	on a pro forma basis, giving effect to (a) the 2-for-1 forward split of our common stock and (b) the filing and effectiveness of the articles of amendment to our Articles; and
•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above, the Net Employee Grants and the offering and sale of shares of our common stock at the assumed initial public offering price per share of $15.00, which is the midpoint of the price range set forth on the cover page of this prospectus, resulting in net proceeds to us, after deducting underwriting discounts and estimated offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds”.

The following should be read together with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and our consolidated financial statements and accompanying notes that are included elsewhere in this prospectus.
The financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information therein, are presented only on a historical basis and therefore do not reflect the 2-for-1 forward split of our common stock, because the stock split will not be completed by the date of effectiveness of the registration statement of which this prospectus forms a part. The pro forma information included below has been prepared in accordance with the principles of Article 11 of Regulation S-X.

	As of March 31, 2026
(Dollars in thousands)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and Cash Equivalents	$190,323	$ 190,323	$263,948
Liabilities
Deposits	$2,966,594	$2,966,594	$2,966,594
Subordinated Debt	63,463	63,463	63,463
Other Liabilities	34,966	34,966	34,966
Total liabilities	3,065,023	3,065,023	3,065,023
Shareholders’ Equity
Preferred stock, $0 par value, 10,000,000 shares authorized, no shares issued or outstanding. Common stock, $1.00 par value per share (actual), $0.50 par value per share (pro forma and pro forma as adjusted), 100,000,000 shares authorized; 12,307,426 shares issued and outstanding (actual); 24,614,852 shares issued and outstanding (pro forma); 30,245,752 shares issued and outstanding (pro forma as adjusted).	12,307	12,307	15,122
Additional paid-in capital	240,684	240,684	314,659
Retained earnings	101,160	101,160	101,160
Net accumulated other comprehensive income	(797)	(797)	(797)
Total shareholders’ equity	353,354	353,354	430,144
Total liabilities and shareholders’ equity	3,418,377	3,418,377	3,495,167

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive from this offering by approximately $5.1 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $14.0 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
Information in this Dilution section reflects a 2-for-1 forward split of our common stock to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.
If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon completion of this offering. Net tangible book value per common share represents the amount of our tangible assets less total liabilities, divided by the number of shares of common stock outstanding.
As of March 31, 2026, we had a pro forma net tangible book value of $283.7 million, or $11.46 per share (after giving effect to the 2-for-1 forward split of our common stock and Net Employee Grants). After giving effect to the issuance and sale of 5,500,000 shares of our common stock in this offering, based upon an assumed initial offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2026, would have been approximately $357.5 million, or $11.81 per share. This represents an immediate increase in net tangible book value of $0.35 per share to our existing shareholders and an immediate dilution of $(3.19) per share to new investors purchasing common stock in this offering.
The following table illustrates this dilution on a per share basis:

	Per Share
Assumed initial public offering price per share of common stock		$15.00
Pro forma net tangible book value (deficit) per share of common stock before giving effect to this offering	11.46
Increase in pro forma net tangible book value (deficit) per share attributable to new investors	0.35
Pro forma net tangible book value (deficit) per share of common stock after this giving effect to this offering		$11.81
Dilution in pro forma as adjusted net tangible book value (deficit) per share to investors in this offering		$(3.19)

Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma net tangible book value after this offering by approximately $5.1 million, or approximately $0.17 per share, and the dilution per share to new investors would increase (decrease) by approximately $0.83, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) our pro forma net tangible book value after this offering by approximately $14.0 million, or approximately $0.45 per share, and the dilution per share to new investors would increase (decrease) by approximately $0.07, assuming the initial public offering price of $15.00 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of common stock in this offering, our pro forma net tangible book value per share would be $11.87 per share of common stock and the dilution to new investors in this offering would be $(3.13) per share of common stock, assuming the initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of immediately following the completion of this offering, the difference between existing shareholders and new investors in this offering with respect to the aggregate number of shares of common stock purchased and the total consideration and average price per share of common stock paid to us (assuming that none of the shares of common stock sold in this offering are purchased by existing shareholders).

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing shareholders	24,745,752	82%	$249,917,256	75%	$10.10
New investors	5,500,000	18%	$82,500,000	25%	$15.00
Total	30,245,752	100.0%	$332,417,256	100.0%

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, our existing shareholders would own 80% of the total number of shares of our common stock outstanding and our new investors would own 20% of the total number of shares of our common stock outstanding.
To the extent that we issue additional shares of common stock in the future, including if options are issued and exercised or other new awards are issued under the 2025 Plan (in each case with an exercise or purchase price that is less than the price per share paid by new investors in this offering), new investors in this offering will experience further dilution.

DIVIDEND POLICY
We have never declared or paid any dividends on our common stock. We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of North Carolina or other applicable law affecting the payment of dividends and distributions to shareholders, and other considerations that our board of directors deems relevant.
In addition, the terms of our debt agreements (such as those governing our outstanding subordinated debt securities) may limit our ability to pay dividends in certain circumstances and future agreements governing our indebtedness may similarly limit our ability to pay dividends.
We are organized under the NCBCA, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the Federal Reserve may impose restrictions on cash dividends paid by us. See the section entitled “Supervision and Regulation—Payment of Dividends and Other Restrictions” for additional discussion regarding restrictions on the payment of cash dividends applicable to us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information included elsewhere in this prospectus.
To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to containing historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements, except to the extent required by law.
The following discussion presents management’s perspective on our results of operations and financial condition on a consolidated basis. However, because we conduct all of our material business operations through the Bank and its subsidiaries, the discussion and analysis relate primarily to activities conducted by the Bank and its subsidiaries. This section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, including the share and per share information herein, is presented only on a historical basis and therefore do not reflect the 2-for-1 forward split of our common stock, because the stock split will not be completed by the date of effectiveness of the registration statement of which this prospectus forms a part. See “Summary Historical Consolidated Financial Data and Other Information—Selected Pro Forma Financial Data (Unaudited)” for a presentation of pro forma financial information that gives effect to the 2-for-1 forward split of our common stock in accordance with the principles of Article 11 of Regulation S-X. See also “Capitalization.”
Company Overview
At First Carolina, with our focused banking footprint and national financial services business, we strive to be a high-performing, opportunistically driven financial services company. We are dedicated to providing innovative banking solutions and financial services to a diverse client base that totals over 650,000 deposit accounts as of March 31, 2026, including small and medium-sized businesses, individuals, professionals, as well as institutions of higher education. Our core values — being enterprising, intentional, responsive and considerate — underpin both how we operate and serve our customers and communities. As of March 31, 2026, we had total assets of $3.4 billion, total loans of $2.7 billion, total deposits of $3.0 billion, and total shareholders’ equity of $353.4 million. First Carolina owns 100% of the issued and outstanding capital stock of the Bank. Our deposit accounts are insured to the maximum extent permitted by applicable law.
Our history of profitability and prudent expense management is matched by our commitment to innovation. Through 2024 and 2025 we made strategic investments to build an operating platform capable of supporting long-term scale that we believe are essential to achieving increased operating leverage over the near and long-term. We remain confident in our ability to return to and exceed historical levels of profitability as these investments mature. We have a technology-forward platform that we believe augments our sophisticated commercial and consumer banking divisions and enhances our enterprise risk management operations while improving and expanding the suite of offerings we can provide to our customers. We manage and curate data as a corporate asset and are deploying scalable, data-driven marketing and risk mitigation initiatives based upon proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments.
Our Diversified Business Model
We have four primary lines of business: Commercial Banking, Payments, Consumer Banking and Wealth Management. Consistent across these lines of business is our steadfast focus on personalized, relationship-driven service underpinned by market and product expertise. Each business has experienced leadership that partners with market and industry executives for execution tailored to the respective business and geography.
We aim to drive financial performance through this diversified business model and believe that our business lines will enable us to capitalize on a wide range of strategic opportunities. We believe our Commercial Banking business has significant headroom for growth and margin expansion, as older fixed-rate loans originated during lower rate environments pay off and we make new variable-rate loans in today’s comparatively higher rate environment. Parallel to our lending growth, we are aggressively expanding our treasury management and commercial deposit platform. By providing mission-critical liquidity management and automated payment solutions to our corporate clients, we are securing low-cost, ‘sticky’ operating deposits with an expected low probability of account closure that serve as a foundational funding source. We aim to attract additional deposits through our Payments relationships with higher education institutions, and we expect that such additional deposits will help us manage wholesale borrowings and improve our overall cost of funds. We believe our Consumer Banking business and technological capabilities give us a unique opportunity to graduate student deposit accounts into long-term, franchise banking relationships.
Commercial Banking Operations
Primarily serving our core Southeast markets, our Commercial Banking line of business is made up of our Real Estate Banking and CBI divisions.
Real Estate Banking. Our Real Estate Banking division delivers term and construction financing solutions for commercial real estate (“CRE”) properties. Our team of CRE lending experts provides financing for CRE purchases, rehabilitation/repositioning and refinancings by deploying local market expertise and building strong relationships to understand the needs of our customers. The success of this relationship-driven model is evidenced by our high level of borrower loyalty, with 67% of our new originations consistently sourced from existing clients, as of March 31, 2026. Our streamlined and centralized loan origination process leverages regional underwriting support and in-house risk committee oversight, thus effectively managing risks associated with our CRE lending activities while making efficient and well-informed credit decisions. As of March 31, 2026, we had an average yield of 6.0% on our CRE loans and carry $252 million in unfunded CRE commitments. Our CRE loan portfolio is substantially diverse across asset classes and geographic regions, with over 280 CRE loan relationships. We intentionally limit our credit risk to borrowers and CRE properties in the hospitality and quick service restaurant industries. Our primary source of repayment is cash flow generated by the property that secures our CRE loans. We prioritize “velocity” lending, favoring facilities with terms of five years or less and floating-rate structures to optimize yield and capital efficiency.
Our centralized Real Estate Banking division (housed in Raleigh, NC) also provides business line leadership, underwriting, fulfillment, closing and processing program management, and origination support for our portfolio consumer real estate loan product. This product is a relationship-based home mortgage loan to prime borrowers that follows the same philosophy of our real estate lending business in general which is to prioritize “velocity” lending, favoring facilities with terms of five years or less and capital efficiency given the majority of this portfolio currently is first-lien loans. The loans are originated by private and commercial bankers across our traditional bank footprint, and the residential real estate portfolio exceeded $352 million as of March 31, 2026.
Commercial & Industrial. Our C&I Banking division specializes in delivering C&I banking solutions throughout all of our markets, including loans on owner-occupied CRE properties and lines of credit to closely held companies. These loans most commonly support short-term working capital needs, equipment financing, or the purchase or refinance of real estate owned by the operating business or a related entity. We selectively provide financing for management buyouts, acquisitions, re-caps and ABL facilities. We target a “Standard C&I Profile” consisting of firms that generally have annual revenue between $5 million and $250 million that demonstrate consistent profitability and an appropriately deep management team. Our primary source of repayment is cash flow generated by the operating business, and we typically require personal guarantees of the business owners.
Among our key strengths in our Commercial Banking operations is the fact that as of March 31, 2026, 85.8% of our CRE and C&I clients maintain deposit relationships with the Bank, and a significant majority thereof conduct their primary deposit banking activities and maintain the majority of their deposit balances with us. Further, our commercial banking strategy opts for loan origination in place of pursuing participation or passive syndication strategies. We are focused on inculcating relationships that foremostly serve the commercial banking needs of our clients in this space, and on providing further deposit and related banking support to attend to the holistic needs of our clients. The result is an integrated, responsive and full-service approach to our clients’ commercial banking and related needs.
Payments
In 2023, we established a partnership with BM Tech to add core, insured deposit relationships with higher education students across the country. In 2025, we acquired BM Tech to form the basis of our Payments business which has allowed us to capture, on a year-to-date average basis, approximately $535 million in deposits ($268 million from our disbursements products and $267 million from our BankMobile platform) with a cost of 0.02% as of March 31, 2026. Given seasonality, this business generated over $483 million in average daily deposit balances for the fiscal year 2025. Our Payments business is an industry leader in the higher education funds disbursement sector, which has a total addressable market of more than $127 billion annual grants and loans in 2025, offering higher education institutions the ability to process financial aid disbursements and refunds to students. In this role, we offer students flexible options to receive funds from federal grants and scholarships through our refund management disbursement platform. As a competitive differentiator, we also offer students the option to deposit funds into our BankMobile Platform deposit account offering. We monetize our Payments business services in three primary ways: (1) institutional fees (both transactional and subscriptions) in exchange for us providing financial aid and other student refund disbursement services, (2) interchange and account fees generated by our BankMobile Platform deposit account offering and associated debit cards, which are utilized by both current and former students, and (3) as a significant source of low-cost deposits derivative of moving over $13.5 billion annually. We believe that our Payments business provides us with a transformational opportunity and a nationwide platform for deposit-gathering and establishing new customer relationships in addition to creation of significant non-interest fee income. Regarding our market position, the CFPB’s December 2024 annual report to Congress on college banking and credit card agreements indicated that, within its sample of existing higher education institutions’ partnerships with third-party financial service providers, our Payments business held a dominant market share based on active accounts and relationships with a 73% market share based on number of partnerships. As of March 31, 2026, our Payments business serves over 750 higher education campuses across 46 states.
Consumer Banking
Our Consumer Banking business is primarily driven by our BankMobile Platform and online presence, serving approximately 514,000 customers across the nation as of March 31, 2026, and supplemented by our retail banking division serving the personal day-to-day banking needs of our commercial clients, business owners and other professionals of high net worth, in our core Southeast markets.
BankMobile Platform. Our BankMobile Platform provides digital-first checking and savings accounts through our BankMobile Platform app with market-competitive features, such as peer-to-peer transfers, and reward programs along with traditional features such as a physical debit card. All students that receive disbursements through our Payments business can apply to receive their disbursements to a BankMobile Platform account (issued by the Bank). Our BankMobile Platform provides an evergreen pipeline for new accounts (with a near zero CAC) with an inherent opportunity of graduating these accounts into long-term, franchise relationships. As noted, we monetize these accounts from interchange and account fees, in addition to being a source of durable, low-cost deposits.
Retail Banking. Our retail banking division serves the personal day-to-day banking needs of our commercial clients, business owners and other professionals of high net worth. We aim to provide our customers with a single view of their financial relationship with us with easy navigation, high-touch, personalized service delivered primarily through our nine full-service offices that cover: in North Carolina, the Raleigh, Rocky Mount, Wilmington and Greensboro market areas; in Georgia, the Atlanta metro area; in Virginia, the Virginia Beach market area; and in South Carolina, the Columbia and Greenville market areas. Our banking franchise is focused on personalized, relationship-driven service combined with local market management and expertise.
Wealth Management
We deliver a full suite of wealth management services through First Carolina Wealth. We build strong partnership relationships with our wealth management clients, which we believe differentiates us from our peers, to offer a superior menu of wealth management, trusts and financial planning solutions that serve clients’ needs throughout their respective life cycles. We personalize our services based upon each client’s resources, needs and goals to best achieve their priorities in pursuit of an abundant and fulfilled life.
Factors Affecting Comparability of Financial Results
On January 31, 2025, the Company completed its acquisition of BM Tech. See Note 2 of our audited consolidated financial statements for additional discussion. Prior to acquisition, BM Tech operated as a financial technology company that, in partnership with its banking partners, offered a digital banking platform and funds disbursement services. First Carolina Bank has served as BM Tech’s banking partner for its BankMobile Platform and higher education disbursement business since December 1, 2023.

Key Factors Affecting Our Business
Interest Rates
Net interest income is the most significant contributor to our net income and is the difference between the interest and fees earned on interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest-earning assets and interest-bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite as well as external influences such as economic conditions, competition for loans and deposits and market interest rates.
The cost of our deposits and short-term borrowings is primarily based on short-term interest rates, which are largely driven by the Federal Reserve’s actions and market competition. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the Federal Reserve’s actions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.
Based on our current asset sensitivity, a long-term inverted yield curve could have an adverse impact on our net interest income. Conversely, a continued flat yield curve would be expected to benefit our net interest income.
Operating Efficiency
We invest heavily in our infrastructure and personnel, primarily our management and core processing systems. As we begin to leverage these investments, we expect our efficiency will improve. We believe that we are well-positioned for future growth without needing significant additional investment in the near term.
Credit Quality
We have well established loan policies and underwriting practices that have resulted in very low levels of charge-offs and nonperforming assets. We strive to originate quality loans that will maintain the credit quality of our loan portfolio. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control and can adversely impact our financial condition.
Competition
The industry and businesses in which we operate are highly competitive. We may see increased competition in different areas including interest rates, underwriting standards and product offerings and structure. While we seek to maintain an appropriate return on our investments, we anticipate that we will experience continued pressure on our net interest margins as we operate in this competitive environment.
Economic Conditions
Our business and financial performance are affected by economic conditions generally in the United States and more directly in the Southeast, where we primarily operate. The significant economic factors that are most relevant to our business and our financial performance include, but are not limited to, GDP, real estate values, interest rates and unemployment rates.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and with general practices within the financial services industry. Application of these principles requires management to make complex and subjective estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.
Our most significant accounting policies are described in Note 1 to our consolidated financial statements for the years ended December 31, 2025 and 2024, which are contained elsewhere in this prospectus. We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of our consolidated financial statements to those judgments and assumptions, are critical to an understanding of our consolidated financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are reasonable and appropriate.
Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for adopting any new or revised accounting standards. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the standard on the application date for private companies.
We have elected to take advantage of the scaled disclosures and other relief under the JOBS Act, and we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us under the JOBS Act, so long as we qualify as an emerging growth company.
Allowance for Credit Losses (“ACL”)
The ACL represents management’s current estimate of credit losses for the remaining estimated life of financial instruments, with particular applicability on our balance sheet to loans held-for-investment and unfunded loan commitments. Estimating the amount of the ACL requires significant judgment and the use of estimates related to historical experience, current conditions, reasonable and supportable forecasts, and the value of collateral on collateral-dependent loans. The loan portfolio also represents the largest asset type on our consolidated balance sheet. Credit losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.
There are many factors affecting the ACL; some are quantitative, while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers the potential factors that could potentially result in credit losses, the process includes subjective elements and is susceptible to significant change. To the extent actual outcomes are worse than management estimates, additional provision for credit losses could be required that could adversely affect our earnings or financial position in future periods.
Fair Value Measurements
Accounting Standard Codification (“ASC”) 820 defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment is necessary to estimate fair value.
The fair values for available-for-sale (“AFS”) securities are generally based upon quoted market prices or observable market prices for similar instruments. Management utilizes a third-party pricing service to assist with determining the fair value of our securities portfolio. The pricing service uses observable inputs when available including benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids and offers. These values take into account recent market activity as well as other market observable data such as interest rate, spread and prepayment information.
We account for mergers and acquisitions that qualify as a business combination under ASC 805, Business Combinations, which requires the use of the acquisition method of accounting. Under the acquisition method, we record all identifiable assets acquired, including intangible assets and the liabilities assumed at their fair values as of the acquisition date. Determining fair values of net assets acquired often involves estimates based on third-party valuations, such as appraisals or internal valuations based on discounted cash flow analysis or other valuation techniques. These methodologies are inherently subjective and involve significant assumptions, adjustments, and judgment around the selection of assumptions including, among others, discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. The determination of the useful lives over which an intangible asset will be amortized is also subjective. While the selected fair values represented our best estimate of fair value as of the acquisition date, these estimates are inherently uncertain. In addition, the acquisition method of accounting allows for a measurement period to adjust acquisition accounting for up to one year after the acquisition date, for new information that existed at the acquisition date but may not have been known or available at that time.
From time to time, we may record assets at fair value on a nonrecurring basis, usually as a result of the write-downs of individual assets due to impairment or to value real estate or property obtained through foreclosure or repossession. In particular, nonaccrual loans may be carried at the fair value of collateral if repayment is expected solely from the collateral. Although management believes its processes for determining the fair value of collateral-dependent loans are appropriate, the processes require management judgment and assumptions and the value of such assets at the time they are revalued or divested may be significantly different from management’s determination of fair value.
In addition, changes in market conditions may reduce the availability of quoted prices or observable date. See Note 16 of our consolidated financial statements as of December 31, 2025, included elsewhere in this prospectus, for a complete discussion of fair value of financial assets and liabilities and their related measurement practices.
Goodwill Impairment
We record goodwill as a result of acquisitions accounted for under the acquisition method of accounting. Under the acquisition method, we are required to allocate the consideration paid for an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. Goodwill represents the excess cost over the fair value of net assets acquired and is not amortized but is tested for impairment when indicators of impairment exist, and, in any case, at least annually.
The value of recorded goodwill is supported by revenue that is driven by the volume of business transacted and our ability to provide quality, cost-effective services in a competitive marketplace. A decline in earnings as a result of a lack of growth or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. Goodwill impairment exists when the carrying value of the reporting unit (as defined by GAAP) exceeds its fair value and an impairment loss is recognized in earnings in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit.
The process of evaluating goodwill for impairment involves highly subjective and complex judgments, estimates and assumptions regarding the fair value of our reporting unit and, in some cases, goodwill itself. As a result, changes to these judgments, estimates and assumptions in future periods could result in materially different results.
We currently maintain two reporting units for goodwill impairment testing. Management takes into account all appropriate fair value measurements in determining the estimated fair value of the reporting unit. We perform our required annual impairment test during the fourth quarter of each year. We first assess qualitative factors to determine whether it is more likely-than-not that the fair value of the reporting unit is less than its carrying amount, including goodwill. In this evaluation, we assess relevant events and circumstances, which may include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, events specific to us and/or significant changes in the reporting unit. If we determine that it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amount, then performing the quantitative impairment test is unnecessary.
Goodwill represents the excess of the purchase price over the identifiable net assets of businesses acquired through business combinations accounted for under the acquisition method. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as customer relationships, are subject to impairment testing. Intangible assets are amortized on a straight-line basis from five to 10 years.
The Company tests goodwill for impairment annually, or more frequently if events or circumstances change, indicating that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The determination of fair value requires significant judgment and is sensitive to changes in market based assumptions, including discount rates, projected cash flows, interest rates and market participant expectations.
As of the most recent impairment test, the estimated fair value of BM Tech exceeded its carrying value of approximately $93.3 million by approximately 5-10% and goodwill allocated to this reporting unit totaled approximately $44.5 million. Because the excess of fair value over carrying value is limited, this reporting unit is sensitive to adverse changes in market conditions, including higher discount rates, or lower forecasted cash flows.

If market conditions negatively change or if our assumptions regarding future performance are not realized, we could be required to record a material goodwill impairment charge in a future period, which could materially affect our results of operations and financial condition.
Key assumptions used in the valuation include projected discounted cash flow, revenue growth rates, operating margins, and a weighted average cost of capital. These assumptions are inherently uncertain and could be adversely affected by factors including regulatory changes, macroeconomic conditions, interest rate changes, competitive pressures, changes in customer demand, or deterioration in financial performance.
If actual results differ from our assumptions, or if adverse changes in these factors occur, we could be required to record a material goodwill impairment charge in future periods, which could have a material effect on our results of operations and financial condition.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are more likely than not expected to be realized based upon available evidence.
Primary Factors Used to Evaluate Our Business
Results of Operations
In addition to net income, the primary factors we use to evaluate and manage our results of operations include net interest income, noninterest income and noninterest expense.
Net Interest Income
Net interest income is the most significant contributor to our net income. Net interest income represents interest income from interest earning assets, such as loans and investments, less interest expense on interest-bearing liabilities, such as deposits, FHLB advances, subordinated notes and other borrowings, which are used to fund those assets. In evaluating our net interest income, we measure and monitor yields on our interest-earning assets and interest-bearing liabilities as well as trends in our net interest margin. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets for the same period. We manage our earning assets and funding sources to maximize this margin while limiting credit risk and interest rate sensitivity to comply with our established risk appetite levels. Changes in market interest rates and competition in our market typically have the largest impact on periodic changes in our net interest margin.
Noninterest Income
Noninterest income is a secondary contributor to our net income. Noninterest income consists primarily of interchange and card revenue, servicing fees, revenue streams such as service charges on deposit accounts and fees, FHLB dividends, BOLI, and other miscellaneous income. Certain of the Company’s noninterest revenue streams, such as contracts with customers, are covered by Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (see Note 21 of the Company’s audited consolidated financial statements for additional information).
Noninterest Expense
Noninterest expense includes salaries and employee benefits, occupancy and equipment costs, Federal deposit insurance expense, data processing and software fees, professional services fees, advertising and promotional expense, loan-related costs and other general and administrative expenses. In evaluating our level of noninterest expense we closely monitor our efficiency ratio. The efficiency ratio is calculated by dividing noninterest expense by net interest income plus noninterest income. We constantly seek to identify ways to streamline our business and operate more efficiently.

Over the past several years, we have invested significant resources in personnel and infrastructure. We expect that our efficiency ratio will improve due, in part, to our past investment in infrastructure. We believe that we are currently well positioned to continue our growth trajectory without meaningful additions to our cost structure.
Financial Condition
The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.
Asset Quality
We manage the quality of our loans based upon trends at the overall loan portfolio level as well as within specific product type. We measure and monitor key factors that include the level and trend of classified, delinquent, nonaccrual and nonperforming assets, collateral coverage and credit scores and debt service coverage, where applicable. The metrics directly impact our evaluation of the adequacy of our allowance for credit losses.
Capital
We manage our capital by tracking our level and quality of capital with consideration given to our overall financial condition, our asset quality, our level of allowance for credit losses, our geographic and industry concentrations, and other risk factors in our balance sheet, including interest rate sensitivity. Bank holding companies and banks are subject to various regulatory capital requirements administered by federal bank and state regulatory agencies. The Bank is subject to minimum risk-based and leverage capital requirements under federal regulations implementing the Basel III framework, and to regulatory thresholds that must be met for an insured depository institution to be classified as “well-capitalized” under the prompt corrective action framework. Our capital ratios and the capital ratios of the Bank at March 31, 2026, exceeded all applicable minimum capital requirements and the regulatory standards for the Bank to be “well-capitalized.” See the section entitled “Supervision and Regulation” for more information regarding the regulatory capital adequacy requirements applicable to us.
Liquidity
The Bank’s liquidity is a measure of its ability to access funds to support loan growth, withdrawals and maturities of deposits, and other cash outflows in a cost-effective manner. The principal sources of liquidity are deposits, scheduled payments and prepayments of loan principal, maturities and pay-downs of investment securities, access to liquid deposits, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold, unpledged securities classified as AFS and investment securities classified as AFS) represented 13% of total assets on December 31, 2025.
The Bank strives to maintain a position of liquidity sufficient to fund future loan demand and to satisfy fluctuations in deposit levels. Should the need arise, the Bank would have the capability to sell available-for-sale securities or to borrow funds as necessary. In addition to deposits, the Bank has funding sources with its correspondent banks, the Federal Reserve and with the FHLB of Atlanta. At December 31, 2025, these funding sources consisted of: a $15 million line of credit (fed funds facilities) with its correspondent, Community Bankers Bank, based in Richmond, Virginia; a $25 million line of credit (fed fund facilities) with its correspondent, First National Bankers Bank, based in Baton Rouge, Louisiana; $183 million available with the Federal Reserve, and $491 million available with the FHLB. The Bank primarily uses advances from its lines of credit for short-term cash needs, with borrowing terms typically less than 30 days.
The Company also had two issuances of subordinated notes outstanding totaling an aggregate of $63.4 million (net) as of December 31, 2025. For additional discussion of the Company’s outstanding subordinated debt, see “Note 19–Borrowings” of our audited consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FHLB Advances and Other Borrowings.”

Results of operations—Three Months ended March 31, 2026, and March 31, 2025
Overview
For the three months ended March 31, 2026, our net income was $5.9 million as compared to $4.7 million for the three months ended March 31, 2025. The increase of $1.2 million, or 25.6%, was attributed primarily to:
•	an increase of $1.2 million in investment income, as investments were $174.1 million more year over year;
•	a $363 thousand decrease in deposit interest expense, as the Bank decreased interest rates paid on interest bearing deposits;
•	a $886 thousand decrease in noninterest expense; and
•	a $930 thousand decrease in the provision for credit losses.
These items were partially offset by a $2.0 million decrease in noninterest income in the first quarter of 2026 as compared to the comparative quarter in 2025.
Net Interest Income
Net interest income increased by $1.7 million, or 7.2%, to $25.5 million for the three months ended March 31, 2026, from $23.8 million for the three months ended March 31, 2025. Our net interest margin was 3.25% for the three months ended March 31, 2026, compared to 3.22% for the three months ended March 31, 2025. The modest increase in margin was primarily due to increased market competition for deposits and loans, along with the strategic growth of the investment portfolio. We were also willing to sacrifice some margin to increase our core deposits and reduce reliance on brokered deposits.
The following table discloses the components of net interest income for the three months ended March 31, 2026 and 2025:

	For the Three Months Ended March 31,		Change
(dollars in thousands)	2026	2025	$	%
Interest income
Loans	$40,063	$39,938	$125	0.31%
Securities, available for sale	3,692	1,598	2,094	131.05%
Securities, held to maturity	—	655	(655)	(100.00)%
Deposits in Banks and short-term investments	1,986	2,218	(232)	(10.47)%
Total interest income	45,741	44,409	1,332	3.00%
Interest expense
Deposits	19,076	19,439	(363)	(1.87)%
Subordinated debt, net	1,019	982	37	3.77%
Other borrowings	119	202	(83)	(41.06)%
Total interest expense	20,214	20,623	(409)	(1.98)%
Net interest income before the provision for/(recovery of) credit losses	25,527	23,786	1,741	7.32%

Average balance sheet, interest and yield/rate analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the three months ended March 31, 2026 and 2025. The average balances are daily averages and include both performing and nonperforming loans.

	For the Three Months Ended March 31,
	2026			2025
(Dollars in thousands)	Average Balance	Interest Inc/Exp	Average Yield/Rate	Average Balance	Interest Inc/Exp	Average Yield/Rate
Assets
Loans(1)	$2,656,562	$40,063	6.12%	$2,637,549	$39,938	6.14%
Securities, available for sale(2)	319,900	3,692	4.68%	113,292	1,599	5.72%
Securities, held to maturity(2)	—	—	0.00%	49,306	655	5.39%
Deposits in Banks and short-term investments	210,574	1,986	3.82%	193,852	2,218	4.64%
Total interest-bearing assets	3,187,036	45,741	5.82%	2,994,000	44,409	6.02%
Noninterest-earning assets(3)	221,340			179,124
Total assets	3,408,376			3,173,124
Liabilities and shareholders’ equity
Transaction accounts	389,712	3,139	3.27%	303,442	2,918	3.90%
Money market and savings	847,185	6,293	3.01%	588,848	5,006	3.45%
Time	972,238	9,644	4.02%	1,094,475	11,515	4.27%
Total interest-bearing deposits	2,209,135	19,076	3.50%	1,986,765	19,439	3.97%
Sub debt	63,453	1,019	6.51%	63,347	982	6.29%
Borrowings	12,535	119	3.85%	18,073	202	4.53%
Total interest-bearing liabilities	2,285,123	20,214	3.59%	2,068,185	20,623	4.04%
Noninterest-bearing demand deposits	731,313			714,900
Other liabilities	39,646			48,846
Shareholders’ equity	352,294			341,193
Total liabilities and shareholders’ equity	3,408,376			3,173,124
Net interest spread(4)			2.23%			1.98%
Net interest income and spread		25,527			23,786
Net interest income/margin(5)			3.25%			3.22%

(1)
Loan balance includes both loans held for investment and loans held for sale. Nonaccrual loans are included in total loan balances. No adjustment has been made for these loans in the yield calculations. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(2)
US government Agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, US Agency commercial mortgage backed securities, asset backed securities, and corporate securities.

(3)	Noninterest-earning assets includes the allowance for credit losses.
(4)	Net interest spread is the average yield on total interest-earning assets minus the average rate on total interest-bearing liabilities.
(5)	Net interest margin is net interest income divided by total interest-earning assets.

Interest rates and operating interest differential. Increases and decreases in interest income and interest expense result from change in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned from our interest-earning assets and interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the current period’s average rate. The effect of rate changes is calculated by multiplying the change in average rate by the previous period’s volume. The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

	For the Three Months Ended March 31,
	2026 vs 2025
	Variance Due To
(Dollars in thousands)	Volume	Yield/Rate	Total
Interest-earning assets:
Loans(1)	$288	$(163)	$125
Securities, available for sale(2)	2,916	(822)	2,094
Securities, held to maturity(2)	(655)	—	(655)
Deposits in Banks and short-term investments	191	(423)	(232)
Total interest-earnings assets	2,740	(1,408)	1,332
Interest-bearing liabilities:
Interest-bearing demand deposits	829	(608)	221
Money market and savings deposits	2,197	(909)	1,288
Time deposits	(1,286)	(586)	(1,872)
Total deposits	1,740	(2,103)	(363)
Subordinated debt, net	2	35	37
Other borrowings	(62)	(21)	(83)
Total interest-bearing liabilities	1,680	(2,089)	(409)

(1)
Loan balance includes both loans held for investment and loans held for sale. Nonaccrual loans are included in total loan balances. No adjustment has been made for these loans in the yield calculations. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(2)
US government Agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, US Agency commercial mortgage backed securities, asset backed securities, and corporate securities.

Total interest income increased by $1.3 million, or 3.0%, for the three months ended March 31, 2026, as compared to the same period of 2025. Interest and fees on loans were $40.1 million for the three months ended March 31, 2026, compared to $39.9 million for the three months ended March 31, 2025, an increase of $125 thousand or 0.31%. This increase was primarily attributable to an increase in average loans by $19.0 million, or 0.72%. The yield on gross loans decreased by 2 basis points during the period.
Total interest expense decreased by $409 thousand to $20.2 million for the three months ended March 31, 2026, from $20.6 million for the three months ended March 31, 2025. Interest expense on customer deposits decreased by $363 thousand to $19.1 million for the three months ended March 31, 2026, from $19.4 million for the same period of 2025. This decrease was due to Fed rate cuts, and a decrease in interest rates paid on money-market deposit accounts. These changes were partially offset by increased market competition for deposits and growth in the Bank’s deposit portfolio.
Provision (Benefit) for Credit Losses
The provision for credit losses is based on management’s assessment of the adequacy of our allowance for credit losses. Factors impacting the provision include inherent risk characteristics in our loan portfolio, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of the change in collateral values, and the funding probability on unfunded lending commitments. The provision for credit losses is charged against earnings to maintain our allowance for credit losses, which reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date.

We recorded a provision for credit losses on loans totaling $232 thousand for the three months ended March 31, 2026, as compared to a provision for credit losses on loans of $1.3 million for the three months ended March 31, 2025, a $1.1 million decrease in provision expense due to more favorable modeled economic assumptions. We recorded a benefit for credit losses related to unfunded commitments of $630 thousand for the three months ended March 31, 2026, as compared to a $782 thousand benefit for the three months ended March 31, 2025. The benefit recorded in 2026 and 2025, respectively, was due to a reduction in unfunded commitments as compared to the prior respective period.
Noninterest Income
Noninterest income decreased by $2.1 million to $7.6 million for the three months ended March 31, 2026, from $9.7 million for the three months ended March 31, 2025. The Company’s noninterest income during the first quarter of 2025 was positively impacted by a one-time $1.4 million payment received by BM Tech related to transition services rendered to a third party, which, on April 1, 2025, transitioned its partner bank under a private label banking program for which BM Tech provided deposit processing services.
The following table presents the major components of our noninterest income for the three months ended March 31, 2026 and 2025:

	For the Three Months Ended March 31,
(Dollars in thousands)	2026	2025	$ Increase (Decrease)	% Increase (Decrease)
Service charges on deposit accounts	$6,825	$7,834	$(1,009)	(12.88)%
Bank-owned life insurance income	554	344	210	61.05%
Gain on sale of securities, net	108	—	108	100.00%
Other	154	1,510	(1,356)	(89.80)%
	7,641	9,688	(2,047)	(21.13)%

Service charges on deposits accounts. Services charges on deposits accounts decreased by $1.0 million to $6.8 million for the three months ended March 31, 2026, from $7.8 million for the same period ended 2025. Within this category, the quarter over quarter variations were largely attributable to the acquisition of BM Tech and included the following:
•	a $214 thousand increase in interchange and card revenue in the first quarter of 2026 versus the comparative 2025 quarter;
•	$2.4 million decrease in servicing fees in the first quarter of 2026;
•	$2.3 million in university fees (including both transaction activity and subscriptions) during the first quarter of 2026, compared to $1.4 million during the first quarter of 2025; and
•	a $293 thousand increase in service charges during the first quarter of 2026 versus the comparative 2025 quarter.
Bank-owned life insurance income. Bank-owned life insurance income increased by $210 thousand to $554 thousand for the three months ended March 31, 2026, from $344 thousand for the same period ended 2025. The increase was related to income earned based on the increase in cash surrender value, net of premiums.
Gain on sale of securities, net. Gain on sale of securities, net, income was $108 thousand for the three months ended March 31, 2026, compared to $0 for the same period ended 2025. The increase was due to the sale of AFS securities as part of a strategic rotation in Q1 2026 that significantly reduced duration and convexity risk within the portfolio.
Other income decreased by $1.4 million to $154 thousand for the three months ended March 31, 2026, from $1.5 million for the same period ended 2025. The decrease was primarily due to a one-time payment received by BM Tech in the first quarter of 2025 to transition services rendered to a third party.
Noninterest Expense
Noninterest expense decreased by $886 thousand to $26.2 million for the three months ended March 31, 2026, from $27.1 million for the three months ended March 31, 2025.

The following table presents the major components of our noninterest expense for the three months ended March 31, 2026, and 2025:

	For the Three Months Ended March 31,
(Dollars in thousands)	2026	2025	$ Increase (Decrease)	% Increase (Decrease)
Compensation and benefits	$12,399	$12,381	$17	0.15%
Occupancy and equipment	4,325	3,000	1,325	44.17%
Data processing	1,952	1,844	108	5.87%
Federal deposit insurance premiums	1,050	795	255	32.08%
Service Fees	75	1,778	(1,703)	(95.79)%
Professional Fees	2,506	1,371	1,135	82.78%
Directors Fees	326	278	48	17.34%
Supplies	456	216	240	111.11%
Amortization of intangibles	693	537	156	28.88%
Consumer fraud and transaction losses	1,338	3,516	(2,178)	(61.95)%
Other operating expenses	1,112	1,402	(290)	(20.68)%
	26,232	27,118	(886)	(3.27)%

Federal deposit insurance premiums. Federal deposit insurance expense increased by $255 thousand to $1.05 million for the three months ended March 31, 2026, from $795 thousand for the same period ended 2025. The increase was primarily due to deposit growth and the increase in deposit premium related to the growth.
Director fees. Director fees increased by $48 thousand to $326 thousand for the three months ended March 31, 2026, from $278 thousand for the same period ended 2025. The increase was primarily due to vesting expense for restricted stock granted to directors for their board service.
Occupancy and equipment. Occupancy and equipment increased by $1.3 million to $4.3 million for the three months ended March 31, 2026, from $3.0 million for the same period ended 2025. This increased is mainly due to the increase in software costs.
Service Fees. Service fees decreased $1.7 million for the three months ending March 31, 2026 from $1.8 million for the same period ended 2025. The service fees were paid by the Bank to BM Tech prior to acquisition of BM Tech on January 31, 2025. The service fees between BM Tech and First Carolina Bank are now eliminated at the consolidated level.
Consumer fraud and transaction losses. Consumer fraud and transaction losses decreased $2.2 million for the three months ended March 31, 2026 from the $3.5 million for the same period ended in 2025. Consumer fraud and transaction losses are primarily associated with our BM Tech operating segment. See “—Operating Segment Analysis.” Consumer fraud and transaction losses can arise from a variety of activities, including:
•	Unauthorized electronic transactions, such as debit card, ACH, or wire fraud;
•	Account or student profile takeover and identity theft incidents;
•	Check fraud, including altered, counterfeit, or stolen checks;
•	Social engineering and/or phishing scams and authorized push payment fraud; and
•	Merchant disputes and chargebacks associated with fraudulent activity.
The level of fraud-related losses is influenced by several internal and external factors, including:
•	Growth in transaction volumes and increased use of digital and electronic payment channels;
•	Evolving fraud schemes and the sophistication of threat actors;
•	Effectiveness of the Company’s fraud detection, prevention, and monitoring controls;
•	Customer or student behavior and susceptibility to fraud schemes; and
•	Macroeconomic conditions that may impact fraud incidence and recovery rates.

The Company continually monitors these factors and may adjust its controls and processes, as necessary to mitigate risk and reflect changing conditions. No assurances can be given that the Company will be able to continue to reduce consumer fraud and transaction losses or that such losses may not increase in future periods.
Income Tax
The Company recognized tax expense of $1.4 million for the three-month period ended March 31, 2026, compared to $1.1 million during the same period of 2025. For the three-month periods ended March 31, 2026 and 2025, the variance between the effective tax rate and the U.S. statutory rate of 21% is primarily attributable to state income tax, non-taxable income resulting from the change in cash surrender value of bank-owned life insurance, non-deductible expenses, and a tax credit for research and development.
In accordance with FASB ASC Topic 740-10, “Accounting for Uncertainty in Income Taxes,” at March 31, 2026 and December 31, 2025, the Company had no material unrecognized tax benefits or accrued interest and penalties.
If applicable, the Company will record interest and penalties as a component of noninterest expense.
The Company is subject to routine audits of our tax returns by the Internal Revenue Service (“IRS”) as well as all states in which we conduct business. Generally, tax years prior to the year ended December 31, 2022 are no longer open to examination by federal and state taxing authorities.
Operating Segment Analysis
We have two reporting segments, Community Banking and BM Tech business line. The Company’s Community Banking segment is that of a traditional banking institution, gathering deposits and originating loans for portfolio in its respective primary markets. The BM Tech segment is comprised of a technology platform through which funds disbursement services are provided to higher education institutions and student consumers can open digital-first deposit accounts at the bank, in each cash, on a nationwide basis. As discussed in Note 20 of our audited consolidated financial statements included elsewhere in this prospectus, our reportable segments have been determined based on management’s focus and internal reporting structure.
Our reported segments and the financial information disclosed in the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures may result in future changes to previously reported operating segment financial information.

The following tables present our reported segment results for the three months ended March 31, 2026, and 2025:

	For the Three Months Ended March 31, 2026
(Dollars in thousands)	Community Banking	BM Tech	Total
Net Interest Income
Interest Income	$45,741	$—	$45,741
Interest Expense	(20,183)	(31)	(20,214)
Funds Transfer Credit	(5,603)	5,603	—
Net Interest Income	19,955	5,572	25,527
Provision for Credit Losses	398	—	398
Net interest income after Provision for Credit Losses	20,353	5,572	25,925
Interchange and card revenue	—	2,220	2,220
Service Charges	295	1,987	2,282
University fees-transaction activity	—	934	934
University fees-subscriptions	—	1,389	1,389
Bank-owned life insurance income	554	—	554
Gain on sale of securities, net	108	—	108
Other noninterest income(1)	154	—	154
Total noninterest Income	1,111	6,530	7,641
Total Employee Salary and Benefits	7,730	4,669	12,399
Occupancy and Equipment	1,378	2,947	4,325
Data Processing	665	1,287	1,952
Total Professional Fees	801	1,705	2,506
Consumer fraud and transaction losses	2	1,336	1,338
Other noninterest expense(2)	2,387	1,325	3,712
Total Noninterest Expense	12,963	13,269	26,232
Expense allocation	—	—	—
Net Income (loss) before taxes	8,501	(1,167)	7,334
Income tax expense (benefit)	1,681	(258)	1,423
Net Income (loss)	6,820	(909)	5,911
Period Ending Assets	3,316,017	102,360	3,418,377

(1)	Other noninterest income includes trust, rental and other miscellaneous income.
(2)	Other noninterest expense included in other expenses are costs for legal and regulatory filings, audit fees, other contractual services, and other miscellaneous expenses.

	For the Three Months Ended March 31, 2025
(Dollars in thousands)	Community Banking	BM Tech	Total
Net Interest Income
Interest Income	$44,409	$—	$44,409
Interest Expense	(20,602)	(21)	(20,623)
Funds Transfer Credit	(3,919)	3,919	—
Net Interest Income	19,888	3,898	23,786
Provision for Credit Losses	(532)	—	(532)
Net interest income after Provision for Credit Losses	19,356	3,898	23,254
Interchange and card revenue	387	1,619	2,006
Servicing Fees	—	2,425	2,425
Service Charges	284	1,705	1,989
University fees-transaction activity	—	522	522
University fees-subscriptions	—	892	892
Bank-owned life insurance income	344	—	344
Gain on sale of securities, net	—	—	—
Other noninterest income(1)	110	1,400	1,510
Total noninterest Income	1,125	8,563	9,688
Total Employee Salary and Benefits	8,240	4,141	12,381
Occupancy and Equipment	1,160	1,840	3,000
Data Processing	589	1,255	1,844
Total Professional Fees	893	478	1,371
Consumer fraud and transaction losses	(3)	3,519	3,516
Other noninterest expense(2)	3,953	1,053	5,006
Total Noninterest Expense	14,832	12,286	27,118
Expense allocation	—	—	—
Net Income (loss) before taxes	5,649	175	5,824
Income tax expense (benefit)	1,119	—	1,119
Net Income	4,530	175	4,705
Period Ending Assets	3,118,022	110,805	3,228,827

(1)	Other noninterest income includes trust, rental and other miscellaneous income.
(2)	Other noninterest expense included in other expenses are costs for legal and regulatory filings, audit fees, other contractual services, and other miscellaneous expenses.
Community Banking
For the three months ended March 31, 2026, the Community Banking segment reported net income of $6.8 million versus the $4.5 million reported over the same period of 2025. The increase was driven primarily by lower interest expense, lower provision expense year over year and less noninterest expense.
BM Tech
For the three months ended March 31, 2026, the BM Tech segment reported a loss of $909 thousand, driven primarily by consumer fraud and transaction losses of $1.3 million and amortization of intangibles of $693 thousand.

Results of operations—Years ended December 31, 2025 and December 31, 2024
Overview
For the year ended December 31, 2025, our net income was $12.1 million as compared to $20.9 million for the year ended December 31, 2024. The decrease of $8.8 million, or 42.1%, was attributed primarily to a $10.3 million year-over-year increase in provision expense and the assimilation of BM Tech, which contributed to the $25.6 million increase in compensation and benefits expense.
Net Interest Income
Net interest income increased by $6.9 million, or 7.5%, to $98.4 million for the year ended December 31, 2025 from $91.6 million for the year ended December 31, 2024. Our net interest margin was 3.13% for the year ended December 31, 2025 compared to 3.26% for the year ended December 31, 2024. The decrease in margin was primarily due to increased market competition for deposits and loans, along with the strategic growth of the investment portfolio. We were also willing to sacrifice some margin to increase our core deposits and reduce reliance on brokered deposits.
The following table discloses the components of net interest income for fiscal years 2025 and 2024:

	For the Years Ended December 31,
			Change
(Dollars in thousands)	2025	2024	$	%
Interest income
Loans	$166,678	$158,146	$8,532	5.40%
Securities, available for sale	11,337	6,856	4,481	65.36%
Securities, held to maturity	1,778	4,662	(2,884)	(61.86)%
Deposits in Banks and short-term investments	9,641	6,422	3,219	50.12%
Total interest income	189,434	176,086	13,348	7.58%
Interest expense:
Deposits	86,170	78,508	7,662	9.76%
Subordinated debt, net	4,252	3,371	881	26.13%
Other borrowings	571	2,647	(2,076)	(78.43)%
Total interest expense	90,993	84,526	6,467	7.65%
Net interest income before the provision for/(recovery of) credit losses	98,441	91,560	6,881	7.52%

Average balance sheet, interest and yield/rate analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yield earned and rates paid for the years ended December 31, 2025 and 2024. The average balances are daily averages and include both performing and nonperforming loans.

	For the Years Ended December 31,
	2025			2024
(Dollars in thousands)	Average Balance	Interest Inc/Exp	Average Yield/Rate	Average Balance	Interest Inc/Exp	Average Yield/Rate
Interest-Earning Assets
Loans(1)	$2,685,002	$166,678	6.21%	$2,502,674	$158,146	6.32%
Securities, available for sale(2)	231,684	11,337	4.89%	125,199	6,856	5.48%
Securities, held to maturity(2)	28,015	1,778	6.35%	72,369	4,662	6.44%
Deposits in Banks and short-term investments	215,142	9,641	4.48%	111,139	6,422	5.78%
Total interest-bearing assets	3,159,843	189,434	6.00%	2,811,381	176,086	6.26%
Noninterest-earning assets(3)	201,498			128,320
Total assets	3,361,341			2,939,701
Liabilities and shareholders’ equity
Transaction accounts	28,435	181	0.64%	26,854	231	0.86%
Money market and savings	836,527	32,862	3.93%	800,548	33,937	4.24%
Time	1,285,609	53,127	4.13%	981,169	44,340	4.52%
Total interest-bearing deposits	2,150,570	86,170	4.01%	1,808,571	78,508	4.34%

	For the Years Ended December 31,
	2025			2024
(Dollars in thousands)	Average Balance	Interest Inc/Exp	Average Yield/Rate	Average Balance	Interest Inc/Exp	Average Yield/Rate
Sub debt	63,387	4,252	6.71%	63,281	3,371	5.33%
Borrowings	14,150	571	4.03%	53,129	2,647	4.98%
Total interest-bearing liabilities	2,228,107	90,993	4.08%	1,924,981	84,526	4.39%
Noninterest-bearing demand deposits	745,622			702,852
Other liabilities	43,964			30,451
Shareholders’ equity	343,648			281,282
Total liabilities and shareholders’ equity	3,361,341			2,939,566

Net interest spread(4)			1.91%			1.87%
Net interest income and spread		98,441			91,560
Net interest income/margin(5)			3.12%			3.26%
(1)
Loan balance includes both loans held for investment and loans held for sale. Nonaccrual loans are included in total loan balances. No adjustment has been made for these loans in the yield calculations. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(2)
US government Agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, US Agency commercial mortgage backed securities, asset backed securities, and corporate securities.

(3)	Noninterest-earning assets includes the allowance for credit losses.
(4)	Net interest spread is the average yield on total interest-earning assets minus the average rate on total interest-bearing liabilities.
(5)	Net interest margin is net interest income divided by total interest-earning assets.
Interest rates and operating interest differential. Increases and decreases in interest income and interest expense result from change in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned from our interest-earning assets and interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the current period’s average rate. The effect of rate changes is calculated by multiplying the change in average rate by the previous period’s volume. The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

	For the Years Ended December 31,
	2025 vs 2024
	Variance Due To
(Dollars in thousands)	Volume	Yield/Rate	Total
Interest-earning assets:
Loans(1)	$11,522	$(2,990)	$8,532
Securities, available for sale(2)	5,831	(1,350)	4,481
Securities, held to maturity(2)	(2,857)	(27)	(2,884)
Deposits in Banks and short-term investments	5,621	(2,402)	3,219
Total interest-earnings assets	20,117	(6,769)	13,348
Interest-bearing liabilities:
Transaction accounts	14	(64)	(50)
Money market and savings	1,525	(2,600)	(1,075)
Time	13,758	(4,971)	8,787
Total interest-bearing deposits	15,297	(7,635)	7,662
Sub debt	6	875	881
Borrowings	(1,942)	(134)	(2,076)
Total interest-bearing liabilities	13,361	(6,894)	6,467
Net Interest Income	6,756	125	6,881
(1)
Loan balance includes both loans held for investment and loans held for sale. Nonaccrual loans are included in total loan balances. No adjustment has been made for these loans in the yield calculations. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(2)
US government Agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, US Agency commercial mortgage backed securities, asset backed securities, and corporate securities.

Total interest income increased by $13.3 million, or 7.6%, for the year ended December 31, 2025, as compared to the same period of 2024. Interest and fees on loans were $166.7 million for the year ended December 31, 2025 compared to $158.1 million for the year ended December 31, 2024, an increase of $8.5 million, or 5.4%. This increase was primarily attributable to an increase in average loans by $182.3 million, or 7.29%. The yield on gross loans decreased by 11 basis points during the period.
Total interest expense increased by $6.5 million to $91.0 million for the year ended December 31, 2025 from $84.5 million for the year ended December 31, 2024. Interest expense on customer deposits increased $7.7 million to $86.2 million for the year ended December 31, 2025 from $78.5 million for the same period of 2024. This increase is due to market competition and growth in the Bank’s deposit portfolio.
Provision (Benefit) for Credit Losses
The provision for credit losses is based on management’s assessment of the adequacy of our allowance for credit losses. Factors impacting the provision include inherent risk characteristics in our loan portfolio, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of the change in collateral values, and the funding probability on unfunded lending commitments. The provision for credit losses is charged against earnings to maintain our allowance for credit losses, which reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date.
We recorded a provision for credit losses on loans totaling $3.3 million for the year ended December 31, 2025 as compared to a provision for credit losses on loans of $1.6 million for the year ended December 31, 2024, a $1.7 million increase in provision expense due to loan growth and the write down of a problem asset. We recorded a benefit for credit losses related to unfunded commitments of $0.5 million for the year ended December 31, 2025 as compared to a $3.3 million benefit for the year ended December 31, 2024. The benefit recorded in 2025 and 2024, respectively, was due to a reduction in unfunded commitments, as compared to the respective immediately preceding fiscal year.
We recorded a provision for credit losses on HTM securities totaling $5.8 million for the year ended December 31, 2025, as compared to zero provision for credit losses on HTM securities for the year ended December 31, 2024. During the year ending December 31, 2025, we identified a credit impairment related to a HTM debt security. The issuer experienced significant financial deterioration during the period, and we concluded that the expected cash flows associated with the security were no longer collectible. The full amortized cost of the security was charged off against the allowance for credit loss.
Noninterest Income
Noninterest income increased by $37.8 million to $43.2 million for the year ended December 31, 2025 from $5.5 million for the year ended December 31, 2024. Included in this increase in noninterest income is approximately $14.0 million of fees associated with a deposit partnership relationship that was terminated in 2025.
The following table presents the major components of our noninterest income for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
(Dollars in thousands)	2025	2024	$ Increase (Decrease)	% Increase (Decrease)
Service charges on deposit accounts	$36,981	$3,256	$33,725	1035.78%
Bank-owned life insurance income	1,809	1,208	601	49.75%
Gain on sale of securities, net	1,719	—	1,719	100.00%
Other	2,732	1,011	1,721	170.23%
	43,241	5,475	37,766	689.79%

Service charges on deposits accounts. Services charges on deposits accounts increased by $33.7 million to $37.0 million for the year ended December 31, 2025, from $3.3 million for the same period ended 2024. Within this category, the increase was primarily driven by the acquisition of BM Tech and attributable to the following:
•	a $6.4 million increase in interchange and card revenue;
•	$12.1 million in servicing fees during 2025, compared to no such fees during 2024;
•	$7.1 million in University fees (including both transaction activity and subscriptions), compared to no such fees during 2024; and

•	an $8.1 million increase in service charges.
Bank-owned life insurance income. Bank-owned life insurance income increased by $601 thousand to $1.8 million for the year ended December 31, 2025, from $1.2 million for the same period ended 2024. The increase was related to income earned based on the increase in cash surrender value, net of premiums.
Gain on sale of securities, net. Gain on sale of securities, net, income was $1.7 million for the year ended December 31, 2025, compared to no such income for the 2024 fiscal year. The increase was due to the sale of AFS and HTM securities as part of a one-time strategic rotation in Q3 2025 that significantly reduced credit risk within the portfolio.
Other. Other income increased by $1.7 million to $2.7 million for the year ended December 31, 2025, from $1.0 million for the same period ended 2024. The increase was primarily due to a $1.6 million technology winddown fee related to the divesture of a private-label banking portfolio previously serviced by BM Tech.
Noninterest Expense
Noninterest expense increased by $45.2 million to $117.6 million for the year ended December 31, 2025 from $72.4 million for the year ended December 31, 2024. The increase was related to the BM Tech acquisition, which was partially offset by the elimination of the servicing fees between BM Tech and the Company through intercompany.
The following table presents the major components of our noninterest expense for the years ended December 31, 2025, and 2024:

	For the Years Ended December 31,
(Dollars in thousands)	2025	2024	$ Increase (Decrease)	% Increase (Decrease)
Compensation and benefits	$55,098	$29,455	$25,643	87.06%
Occupancy and equipment	15,554	4,382	11,172	254.95%
Data processing	8,181	2,063	6,118	296.56%
Federal deposit insurance premiums	3,892	2,951	941	31.89%
Service Fees	2,000	25,256	(23,256)	(92.08)%
Professional Fees	11,989	3,330	8,659	260.03%
Directors Fees	1,222	1,018	204	20.04%
Amortization of intangibles	2,538	—	2,538	100.00%
Consumer fraud and transaction losses	10,357	421	9,936	2360.10%
Other operating expenses	6,756	3,486	3,270	93.80%
	117,587	72,362	45,225	62.50%

Our noninterest expense increase was primarily driven by the acquisition of BM Tech. This acquisition increased compensation and benefits, occupancy and equipment, data processing, professional fees, consumer fraud and transaction losses and other related operating expenses.
Federal deposit insurance premiums. Federal deposit insurance expense increased by $941 thousand to $3.9 million for the year ended December 31, 2025, from $3.0 million for the same period ended 2024. The increase was primarily due to deposit growth and the increase in deposit premium related to the growth.
Director fees. Director fees increased by $204 thousand to $1.2 million for the year ended December 31, 2025, from $1.0 million for the same period ended 2024. The increase was primarily due to vesting expense for restricted stock granted to directors for their board service.
Income Tax
Income tax expense was $3.4 million and $5.5 million for the years ended December 31, 2025 and 2024 with an effective tax rate of 21.6% and 20.8%, respectively.
Operating Segment Analysis
We have two reporting segments, Community Banking and our BM Tech business line. The Company’s Community Banking segment is that of a traditional banking institution, gathering deposits and originating loans for portfolio in its respective primary markets. The BM Tech segment is comprised of a technology platform through which funds disbursement services are provided to higher education institutions and student consumers can open digital-first deposit accounts at the bank, in each cash, on a nationwide basis. As discussed in Note 20 of our notes to audited consolidated financial statements included elsewhere in this prospectus, our reportable segments have been determined based on management’s focus and internal reporting structure.
Our reported segments and the financial information disclosed in the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures may result in future changes to previously reported operating segment financial information.
The following table presents our reported segment results for the year ended December 31, 2025:

(Dollars in thousands)	Community Banking	BM Tech	Total
Net Interest Income
Interest Income	$189,434	$—	$189,434
Interest Expense	(90,869)	(124)	(90,993)
Funds Transfer Credit	(18,088)	18,088	—
Net Interest Income	80,477	17,964	98,441
Provision for Credit Losses	(8,541)	—	(8,541)
Net interest income after Provision for Credit Losses	71,936	17,964	89,900
Interchange and card revenue	1,354	7,197	8,551
Servicing Fees	—	12,092	12,092
Service Charges	1,216	7,986	9,202
University fees-transaction activity	—	2,234	2,234
University fees-subscriptions	—	4,902	4,902
Bank-owned life insurance income	1,809	—	1,809
Gain on sale of securities, net	1,719	—	1,719
Other noninterest income(1)	1,145	1,587	2,732
Total noninterest Income	7,243	35,998	43,241
Total Employee Salary and Benefits	33,098	22,000	55,098
Occupancy and Equipment	5,120	10,434	15,554
Data Processing	2,594	5,587	8,181
Total Professional Fees	6,904	5,085	11,989
Consumer fraud and transaction losses	22	10,335	10,357
Other noninterest expense(2)	11,656	4,752	16,408
Total Noninterest Expense	59,394	58,193	117,587
Net Income (loss) before taxes	19,785	(4,231)	15,554
Income tax expense (benefit)	4,351	(998)	3,353
Net Income (loss)	15,434	(3,233)	12,201
Period Ending Assets	3,215,076	102,432	3,317,508

(1)	Other noninterest income includes trust, rental and other miscellaneous income.
(2)	Other noninterest expense included in other expenses are costs for legal and regulatory filings, audit fees, other contractual services, and other miscellaneous expenses.
Community Banking
For the year ended December 31, 2025, the Community Banking segment reported income of $15.4 million, of the consolidated $12.1 million, a decrease of net income of 26.2%, over the $21.3 million reported over the same period of 2024. The decrease was driven primarily by higher provision expense of $10.3 million year over year higher customer deposit interest expense of $7.7 million year over year related to market competition offset by $13.3 million more in interest income related to loan growth and securities.

BM Tech
For the year ended December 31, 2025, the BM Tech segment reported a loss of $3.2 million, driven primarily by consumer fraud and transaction losses of $10.4 million and amortization of intangibles of $2.5 million.
Financial Condition
The following table summarizes selected components of our balance sheet as of March 31, 2026 and December 31, 2025 and 2024.

	As of March 31,	As of December 31,
(Dollars in thousands)	2026	2025	2024
Total assets	$3,418,377	$3,317,508	$3,039,338
Total loans (net of provision)	2,663,348	2,627,281	2,573,418
Total investments	331,641	312,090	168,624
Total deposits	2,966,594	2,795,673	2,508,421
Total subordinated notes	63,463	63,436	63,329
Total equity	353,354	346,925	337,317

Total Assets
Total assets as of March 31, 2026 were $3.4 billion compared to $3.3 billion at December 31, 2025, an increase of $100.8 million, or 3.04%. The increase was primarily driven by strong loan growth of $36.1 million, net investment growth of $19.6 million and cash and cash equivalents growth of $ 56.2 million.
Total assets as of December 31, 2025, were $3.3 billion compared to $3.0 billion at December 31, 2024, an increase of $278.2 million, or 9.2%. The increase was primarily driven by: loan growth of $53.9 million; net investment growth of $143.6 million; BOLI increase of $19.0 million, as the cash surrender value increased; and a $44.5 million increase in goodwill, $24.1 million increase in other intangible assets (net), and $17.9 million increase in deferred tax assets (net), in each case related to the BM Tech acquisition. The increases were partially offset by a decrease of $31.5 million in interest bearing deposits.
Our loan portfolio is our largest class of earning assets and typically provides higher yields than other types of earning assets. Associated with the higher yields is an inherent amount of credit risk which we attempt to mitigate with strong underwriting and stringent portfolio monitoring and management. As of March 31, 2026, loans remained consistent from year end. As of December 31, 2025, and 2024, our total loans held for investment amounted to $2.7 billion and $2.6 billion, respectively. The following table presents the balance and associated percentage of each major product type within our portfolio as of the dates indicated.

	For the Three Months Ended March 31, 2026		For the Year Ended December 31, 2025		For the Year Ended December 31, 2024
(Dollars in thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Construction Land & Land Development	$283,894	10.7%	$255,740	9.7%	$314,687	12.2%
Other Commercial Real Estate	1,449,799	54.4%	1,449,044	55.2%	1,492,444	58.0%
Owner-Occupied Commercial Real Estate	268,905	10.1%	295,346	11.2%	264,670	10.3%
Commercial Industrial and Agricultural	327,404	12.3%	299,853	11.4%	268,860	10.4%
Residential Real Estate	352,532	13.2%	346,601	13.2%	251,308	9.8%
Consumer	1,935	0.1%	1,590	0.1%	1,850	0.1%
Allowance for Credit Losses-Loans	(21,121)	0.8%	(20,893)	(0.8)%	(20,402)	(0.8)%
Total loans, net of allowance for credit losses on loans and leases(1)	2,663,348		2,627,281		2,573,418

(1)	Includes deferred (fees) costs and unamortized (discounts) premiums, net of $(6.5), $(6.9) and $(7.4) million at March 31, 2026, December 31, 2025 and December 31, 2024, respectively.
Construction, land, and land development loans are primarily comprised of loans for the purpose of constructing or rehabilitating commercial developments, such as multi-family, industrial, and self-storage properties. This category also includes loans to consumers to construct custom homes for owner occupancy, as well as loans to developers to build subdivisions to be held as rental properties. These loans may be highly dependent on the supply and demand for commercial real estate in the markets served by the Company. Deterioration in demand could result in a significant decrease in the underlying collateral values and make repayment of the outstanding loans more difficult. Land and land development loans are not considered a significant portion of this category.
Other commercial real estate loans include loans to finance income-producing commercial and multi-family properties. Loans in this category include neighborhood retail centers, single retail stores, medical and professional offices, industrial warehouses and distribution centers, apartments, and student housing facilities. The underwriting of these loans takes into consideration the occupancy, rental rates, and local market demand, as well as the financial health of the borrower and experience of the sponsor. The primary risk associated with loans secured by income-producing property is the inability of that property to produce adequate cash flow to service the debt which is the primary source of repayment for these types of loans. Tenant leases support approximately 97% of our investment CRE loan portfolio as of March 31, 2026. Loans secured by commercial real estate generally involve a greater degree of risk compared to loans secured by single-family residences due to more volatile collateral values and performance due to changes in economic and market conditions. While also in this category, loans secured by farmland represent an insignificant portion.
Owner-occupied commercial real estate includes loans secured by commercial real estate for which the primary source of repayment is the cash flow from the ongoing operations of the party, or an affiliate of the party, who owns the property. Loans in this category may be secured by industrial, office, and retail buildings, as well as senior housing facilities and private schools. These include both lines of credit and term loans which are amortized over the useful life of the assets financed. Personal guarantees from the business owners are generally required for these loans. Risks in this category may include economic cycles, competition, supply chain disruption, and the loss of key personnel.
Commercial & Industrial loans include loans and lines of credit to finance business operations, agricultural purposes, equipment and other non-real estate purchases for operating companies. Personal guarantees from the business owners are generally required for these loans. These loans generally share the same risk characteristics as owner-occupied real estate, though collateral valuations may be more volatile. As such, these loans are often subject to more frequent monitoring requirements.
Residential real estate loans, including home equity lines of credit, are comprised of loans secured by senior or junior liens on single-family residences. These loans are typically considered to involve a lesser degree of risk than other loan classes due to relative stability of collateral values compared to other collateral types, as well as expected priority of debt payments on a borrower’s primary residence.
Consumer loans are comprised of loans and lines of credit to individuals for personal, family or household use. At March 31, 2026 and December 31, 2025, this loan class is not considered a significant concentration within the Company’s portfolio and consists of many smaller dollar loans.
The following tables present the CRE loan balance, associated percentage of CRE concentrations by collateral type, and estimated collateral values, as of the dates indicated. Collateral values are determined at origination using third-party real estate appraisals or evaluations. Updated appraisals are obtained for loans that are downgraded to substandard. Loans over $3.0 million are reviewed annually, at which time an internal assessment of market conditions is completed.

	As of March 31, 2026
(Dollars in thousands)	Loan Balance	% of Commercial Real Estate	Weighted Average Loan-to-Value(1)
Multi-residential	$448,916	25.9%	53.66%
Industrial	293,382	16.9%	53.68%
Office	230,981	13.3%	55.42%
Retail	218,959	12.6%	48.54%
Self Storage	163,767	9.5%	60.58%
Mixed use	143,131	8.3%	56.25%
Residential	104,640	6.0%	54.30%
Land & Dev	59,984	3.5%	48.01%
All other types(2)	68,587	4.0%	44.57%
Total(3)	1,732,347	100.0%	53.58%

(1)	Based on the As-Stabilized value unless still classified as AD&C, in which case the As-Is or As-Completed value is utilized, as appropriate.
(2)
Types of collateral in the “all other types” category are those that individually make up less than 5.0% of CRE concentrations and include Elder Care, Hospitality, Mobile Home Parks, RV Parks, and Parking Facilities.

(3)	Excludes loans secured by Farmland.

	As of December 31, 2025
(Dollars in thousands)	Loan Balance	% of Commercial Real Estate	Weighted Average Loan-to-Value(1)
Multi-residential	$417,080	24.5%	54.72%
Industrial	305,092	17.9%	53.60%
Office	237,791	14.0%	55.15%
Self Storage	214,000	12.6%	48.16%
Retail	169,635	10.0%	61.00%
Mixed use	143,117	8.4%	56.37%
Residential	92,857	5.5%	54.20%
Land & Dev	48,604	2.9%	47.84%
All other types(2)	75,227	4.4%	44.87%
Total(3)	1,703,403	100.0%	53.79%
(1)	Based on the As-Stabilized value unless still classified as AD&C, in which case the As-Is or As-Completed value is utilized, as appropriate.
(2)
Types of collateral in the “all other types” category are those that individually make up less than 5.0% of CRE concentrations and include Elder Care, Hospitality, Mobile Home Parks, RV Parks, and Parking Facilities.

(3)	Excludes loans secured by Farmland.

	As of December 31, 2024
(Dollars in thousands)	Loan Balance	% of Commercial Real Estate	Weighted Average Loan-to-Value(1)
Multi-residential	$441,171	24.4%	55.27%
Industrial	288,657	16.0%	53.65%
Office	276,478	15.3%	54.69%
Self Storage	221,739	12.3%	59.35%
Retail	217,322	12.0%	48.91%
Mixed use	186,526	10.3%	53.92%
Residential	30,794	1.7%	52.55%
Land & Dev	48,085	2.7%	48.89%
All other types(2)	95,059	5.3%	48.68%
Total(3)	1,805,832	100.0%	53.76%
(1)	Based on the As-Stabilized value unless still classified as AD&C, in which case the As-Is or As-Completed value is utilized, as appropriate.
(2)
Types of collateral in the “all other types” category are those that individually make up less than 5.0% of CRE concentrations and include Elder Care, Hospitality, Mobile Home Parks, RV Parks, and Parking Facilities.

(3)	Excludes loans secured by Farmland.
Over the past few years, we have experienced significant growth in our loan portfolio, although the relative composition of the portfolio has not changed significantly. Our primary focus remains commercial real estate lending, which constitutes over 64.5% of our portfolio at March 31, 2026.
We recognize that our CRE concentration is significant within our balance sheet. CRE loan balances (excluding loans secured by owner-occupied properties) as a percentage of risk-based capital were 483.5% and 487.2% as of March 31, 2026 and December 31, 2025, respectively. Our loans are geographically concentrated with borrowers and collateral properties predominately in North Carolina, Virginia, South Carolina and Georgia. As of March 31, 2026, 91.2% of our commercial real estate loans were collateralized by properties in this region.

The following table presents the balance, associated percentage of real estate loan concentrations and total count of real estate loans collateralized by properties as of the dates indicated.

	As of March 31, 2026
(Dollars in thousands)	Loan Balance	% of Commercial Real Estate	Number of Loans
North Carolina	$961,631	55.5%	159
Georgia	271,144	15.7%	36
South Carolina	279,464	16.1%	47
Virginia	72,582	4.2%	17
Tennessee	45,416	2.6%	3
All other states	102,110	5.9%	18
Total	1,732,347	100.0%	280

	As of December 31, 2025
(Dollars in thousands)	Loan Balance	% of Commercial Real Estate	Number of Loans
North Carolina	$905,178	53.1%	168
Georgia	278,601	16.4%	37
South Carolina	269,197	15.8%	46
Virginia	101,213	5.9%	19
Tennessee	43,965	2.6%	3
All other states	105,248	6.2%	21
Total	1,703,403	100.0%	294

	As of December 31, 2024
(Dollars in thousands)	Loan Balance	% of Commercial Real Estate	Number of Loans
North Carolina	$940,733	52.1%	182
Georgia	279,944	15.5%	50
South Carolina	268,828	14.9%	36
Virginia	106,644	5.9%	23
Tennessee	51,035	2.8%	3
All other states	158,648	8.8%	26
Total	1,805,832	100.0%	320

At March 31, 2026, 8.5% of our real estate loans were collateralized by properties outside North Carolina, Virginia, South Carolina and Georgia. The collateral located outside of North Carolina, Virginia, South Carolina and Georgia is primarily located in Tennessee, Florida, and New York. The percentage of real estate loans with collateral in these states is 2.6%, 1.8%, and 1.0%, respectively.
We believe that our past success is attributable to focusing on products and markets where we have significant expertise. Given our concentrations, we have established strong risk management practices including risk-based lending standards, annual evaluations of income property loans and quarterly top down stress testing. We expect to continue growing our loan portfolio. We do not currently expect our product or geographic concentrations to materially change.

The following table sets forth the contractual maturities of our loan portfolio as of March 31, 2026:

	As of March 31, 2026
(Dollars in thousands)	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total
Loans:
Construction Land & Land Development	$143,399	$139,868	$626	$—	$283,894
Other Commercial Real Estate	379,753	1,065,045	5,002	—	1,449,799
Owner-Occupied Commercial Real Estate	44,088	174,236	50,581	—	268,905
Commercial Industrial	185,792	119,505	22,108	—	327,404
Residential Real Estate	16,745	261,241	68,034	6,512	352,532
Consumer	1,224	448	263	—	1,935
Total loans	771,001	1,760,342	146,614	6,512	2,684,469

The following table sets forth the composition of fixed and variable (floating) rate loans as compared to total loans as of March 31, 2026:

	As of March 31, 2026
(Dollars in thousands)	Fixed Interest Rates	Floating or Adjustable Rates	Total
Loans:
Construction Land & Land Development	$76,528	$207,364	$283,894
Other Commercial Real Estate	913,936	535,863	1,449,799
Owner-Occupied Commercial Real Estate	197,937	70,969	268,905
Commercial Industrial	77,648	249,756	327,404
Residential Real Estate	237,160	115,373	352,532
Consumer	1,230	705	1,935
Total loans	1,504,439	1,180,030	2,684,469

Asset Quality
Our primary objective is to maintain a high level of asset quality in our loan portfolio. We believe our underwriting practices and policies, established by experienced professionals, appropriately govern the risk profile for our loan portfolio. These policies are continually evaluated and updated as necessary. All loans are assessed and assigned a risk classification at origination based on underlying characteristics of the transaction such as collateral cash flow, collateral coverage and borrower strength. We believe that we have a comprehensive methodology to proactively monitor our credit quality after the origination process. Particular emphasis is placed on our commercial portfolio where risk assessments are reevaluated as a result of reviewing commercial property operating statements and borrower financials. On an ongoing basis, we also monitor payment performance, delinquencies and tax and property insurance compliance. We design our practices to facilitate the early detection and remediation of problems within our loan portfolio. Assigned risk classifications are an integral part of management assessing the adequacy of our allowance for credit losses. We periodically employ the use of an outside independent consulting firm to evaluate our underwriting and risk assessment process. Like other financial institutions, we are subject to the risk that our loan portfolio will be exposed to increasing pressures from deteriorating borrower credit due to general economic conditions.
Nonperforming assets. Our nonperforming assets consist of nonperforming loans and foreclosed real estate, if any. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. At March 31, 2026, December 31, 2025 and December 31, 2024, the Company had no loans 90 days or more past due that are still accruing interest.

There was one loan totaling $17.4 million on a nonaccrual basis as of December 31, 2024, three loans totaling $21.6 million on a nonaccrual basis as of December 31, 2025, and three loans totaling $22.3 million on a nonaccrual basis as of March 31, 2026.
The ratio of nonperforming loans to period end loans increased from 0.67% as of December 31, 2024 to 0.81% as of December 31, 2025. The increase was related to two additional nonperforming loans. The ratio of nonperforming loans to period end loans increased from 0.81% as of December 31, 2025 to 0.83% as of March 31, 2026. The increase was related to additional advances to protect the underlying collateral.
The ratio of the allowance for credit losses to nonperforming loans decreased from 117.1% as of December 31, 2024 to 96.8% as of December 31, 2025. The decrease was related to two additional nonperforming loans. The ratio of the allowance for credit losses to nonperforming loans decreased from 96.8% as of December 31, 2025, to 94.5% as of March 31, 2026. The decrease was primarily due to additional advances to protect the underlying collateral.
Potential problem loans. We utilize a risk grading system for our loans to aid us in evaluating the overall credit quality of our real estate loan portfolio and assessing the adequacy of our allowance for credit losses. All loans are categorized into a risk category at the time of origination. Commercial real estate loans over $3.0 million are reevaluated at least annually for proper classification in conjunction with our review of property and borrower financial information, while all loans are reevaluated for proper risk grading as new information such as payment patterns, collateral condition and other relevant information comes to our attention. We use the following risk ratings:
Loans Rated Pass or Better: The loans assigned a “pass” grade are typically paying in accordance with the terms of the original agreement and do not have significant weaknesses that would be an indication of probable future default in the short term. Management believes there is a low likelihood of loss related to those loans that are considered “pass.”
Loans Rated Special Mention: Loans assigned a “special mention” grade have potential weaknesses that deserve management’s close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. This rating requires appropriate remediation plans and monitoring.
Loans Rated Substandard: Loans assigned a “substandard” grade are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the possibility that the Bank will sustain some loss if the deficiencies are not corrected. Appropriate remedial plans must be implemented, and the credit continuously monitored.
Loans Rated Doubtful: Loans assigned a “doubtful” grade have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. An asset is to be graded “doubtful” when significant risk exposure is evident, but the actual amount of the loss is not immediately determinable pending some future event to be resolved within a relatively short time period. Given the high probability of loss, nonaccrual accounting treatment is required.
Loans Rated Loss: The loans assigned a “loss” grade are considered uncollectible and identified losses are immediately charged-off.

The banking industry defines loans graded substandard or doubtful as “classified” loans. The following table shows our levels of classified loans as of the periods indicated:

	As of March 31, 2026
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
Loans:
Construction Land & Land Development	$—	$—	$—	$—	$—
Other Commercial Real Estate	—	4,150	—	—	4,150
Owner-Occupied Commercial Real Estate	—	18,190	—	—	18,190
Commercial Industrial	—	—	—	—	—
Residential Real Estate	—	64	—	—	64
Consumer	—	—	—		—
	—	22,404	—	—	22,404

	As of December 31, 2025
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
Loans:
Construction Land & Land Development	$—	$—	$—	$—	$—
Other Commercial Real Estate	11,025	4,884	—	—	15,909
Owner-Occupied Commercial Real Estate	—	17,368	—	—	17,368
Commercial Industrial	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Consumer	—	—	—	—	—
	11,025	22,252	—	—	33,277

As of December 31, 2024
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total
Loans:
Construction Land & Land Development	$—	$—	$—	$—	$—
Other Commercial Real Estate	—	—	—	—	—
Owner-Occupied Commercial Real Estate	—	17,418	—	—	17,418
Commercial Industrial	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Consumer	—	—	—	—	—
	—	17,418	—	—	17,418

Allowance for credit losses: The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. In estimating the component of the allowance for credit losses for loans that share common risk characteristics, loans are pooled based on loan type and areas of risk concentration. For loans evaluated collectively, the allowance for credit losses is calculated using life of loan historical losses adjusted for economic forecasts and current conditions. Loans that management believes do not share risk characteristics with other loans in the portfolio that are individually evaluated for impairment are not included in the collective evaluation.
Management considers a number of factors involved in determining whether a loan should be individually evaluated include, but are not limited to, the financial condition of the borrower and the value of the underlying collateral. Expected credit losses for loans evaluated individually are measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or when management determines that a loan is collateral dependent the expected credit loss is measured based on the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. As a practical expedient, management measures the expected credit loss for a loan using the fair value of the collateral, if repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the managements’ assessment as of the reporting date.

While the entire allowance for credit losses is available to absorb losses from any and all loans, the following table represents management’s allocation of our allowance for credit losses by loan category, and the percentage of allowance for credit losses in each category, for periods indicated.

	For the Three Months ended March 31,		For the Twelve Months ended December 31,
	2026		2025		2024
(Dollars in thousands)	Dollars	% of Total	Dollars	% of Total	Dollars	% of Total
Loans:
Construction Land & Land Development	$4,795	22.7%	$4,182	20.0%	$5,526	27.1%
Other Commercial Real Estate	9,160	43.4%	9,385	44.9%	9,210	45.1%
Owner-Occupied Commercial Real Estate	1,454	6.9%	1,456	7.0%	1,359	6.7%
Commercial Industrial	3,175	15.0%	3,350	16.0%	2,514	12.3%
Residential Real Estate	2,521	11.9%	2,513	12.0%	1,788	8.8%
Consumer	16	0.1%	8	0.1%	5	0.0%
Total allowance for credit losses — Loans	21,121	100.0%	20,894	100.0%	20,402	100.0%

	For the Three Months ended March 31,
	2026		2025
(Dollars in thousands)	Dollars	% of Total	Dollars	% of Total
Loans:
Construction Land & Land Development	$4,795	22.7%	$5,559	25.6%
Other Commercial Real Estate	9,160	43.4%	10,294	47.4%
Owner-Occupied Commercial Real Estate	1,454	6.9%	1,329	6.1%
Commercial Industrial	3,175	15.0%	2,729	12.6%
Residential Real Estate	2,521	11.9%	1,774	8.2%
Consumer	16	0.1%	8	0.0%
Total allowance for credit losses — Loans	21,121	100%	21,693	100.0%

The following table provides information on the activity within the allowance for credit losses as of and for the periods indicated:

	As of March 31, 2026		As of December 31, 2025		As of December 31, 2024
(Dollars in thousands)	Activity	% of Average Loans	Activity	% of Average Loans	Activity	% of Average Loans
Loans receivable	$2,684,469	—	$2,648,174		$2,593,820
Allowance for credit losses - Loans	20,893	0.779%	20,402	0.787%	18,897	0.847%
Net (charge-offs) recoveries:
Construction land & land development	0	—	1	—	1	—
Other commercial real estate	—	—	(2,754)	(0.19)%	—	—
Owner-occupied commercial real estate	—	—	—	—	—	—
Commercial industrial & agricultural	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Consumer	(4)	(0.23)%	(29)	(1.59)%	(46)	(2.37)%
Provision for credit losses	232		3,273		1,550
Allowance for credit losses — Loans	21,121	0.787%	20,893	0.789%	20,402	0.787%

The allowance for credit losses — loans to period end loans held for investment decreased slightly from 0.819% as of March 31, 2025, to 0.787% as of March 31, 2026. The decrease was primarily due to portfolio mix and more favorable economic forecasts.
Annualized net charge-offs decreased as a percent of average loans from 0.003% for the quarter ended March 31, 2025 to 0.001% for the quarter ended March 31, 2026. The decrease was primarily due to fewer overdraft charge offs.

Investment Portfolio
Our total securities investment portfolio amounted to $331.6 million at March 31, 2026, $312.1 million at December 31, 2025, and $168.6 million at December 31, 2024. As of March 31, 2026, our securities investment portfolio had an average market yield of 5.02% and an average book yield of 4.65%. The portfolio is composed of 36% fixed-rate securities and 64% floating-rate securities, with an effective duration of 1.4 years and a weighted average life of 5.3 years. We manage our investment portfolio according to written investment policies approved by our board of directors. Our investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk and interest rate risk that is reflective in the yields obtained on those securities.
As of December 31, 2025, the Company identified a credit impairment related to a debt security classified as HTM. The issuer experienced significant financial deterioration during the period. As a result, the Company concluded that the expected cash flows associated with the security were no longer collectible. The impaired security had an amortized cost basis of $5.8 million prior to recognition of the credit loss. Moreover, the Company recorded a credit loss expense of $5.8 million, representing the full amortized cost of the security. This adjustment reduced the amortized cost basis to zero and resulted in a corresponding reduction in the allowance for credit losses. The HTM security was placed on nonaccrual status, and no interest income was recognized, and no recoveries are expected. The security was individually evaluated under the Company’s credit loss estimation policies.
The following tables present the carrying value of our investment portfolio as of the dates indicated:

	As of March 31, 2026
	Carrying Value	% of Total
Available-for-sale:
(At amortized cost)
Agency residential mortgage-backed securities	$289,888	87.14%
Non-Agency residential mortgage-backed securities	17,033	4.54%
Agency commercial mortgage-backed securities	5,977	1.67%
Asset Backed Securities	17,773	5.04%
Corporate	2,000	0.60%
Total available-for-sale	332,672	100.00%

	As of December 31,
	2025		2024
(Dollars in thousands)	Carrying Value	% of Total	Carrying Value	% of Total
Available-for-sale:
(At amortized cost)
Agency residential mortgage-backed securities	$292,071	93.39%	$43,253	36.35%
Non-Agency residential mortgage-backed securities	7,750	2.48%	21,865	18.38%
Agency commercial mortgage-backed securities	5,979	1.91%	19,000	15.97%
Asset-Backed Securities	4,927	1.58%	31,893	26.81%
Corporate	2,000	0.64%	2,966	2.49%
Total available for sale	312,727	100.00%	118,977	100.00%

	As of December 31,
	2025		2024
(Dollars in thousands)	Carrying Value	% of Total	Carrying Value	% of Total
(At amortized cost)
Non-Agency residential mortgage-backed securities	—	—%	$4,178	8.07%
Commercial mortgage-backed securities	—	—%	$22,537	43.55%
Asset backed securities	—%		19,496	37.67%
Corporate bonds	—	—%	5,550	10.72%
Total held-to-maturity	—	—%	51,761	100.00%

The following table presents the weighted average yields for each maturity range at and as of the periods presented:

	As of March 31, 2026
	Due in one year or less	Due in one year through five years	Due after five through ten years	Due after ten years	Total
	Weighted Average Yield	Weighted Average Yield	Weighted Average Yield	Weighted Average Yield	Weighted Average Yield
Available-for-sale:
Agency residential mortgage-backed securities	—	2.45%	2.92%	4.66%	4.66%
Non-Agency residential mortgage backed securities	—	—	4.56%	4.57%	4.57%
Agency commercial mortgage-backed securities	—	4.28%	4.22%		4.24%
Non-Agency commercial mortgage-backed securities	—	—	—	—	—
Asset backed securities	—	—	5.05%	4.41%	4.65%
Corporate	—	—	5.06%	—	5.06%
Total available-for-sale	—	4.26%	4.77%	4.65%	4.65%

	As of December 31, 2025
	Due in one year or less	Dues after one year through five years	Due after five years through ten years	Due after ten years	Total
(Dollars in thousands)	Weighted Avg Yield	Weighted Avg Yield	Weighted Avg Yield	Weighted Avg Yield	Weighted Avg Yield
Available-for-sale:
Residential government sponsored mortgage-backed securities	—	2.54%	2.97%	4.87%	4.87%
Non-Agency residential mortgage backed securities	—	—	4.80%	4.36%	4.36%
Commercial mortgage-backed securities	—	4.63%	4.72%	—	4.70%
Asset backed securities	—	—	5.04%	5.72%	5.22%
Corporate bonds	—	—	5.06%	—	5.06%
Total available for sale	—	4.60%	4.89%	4.88%	4.87%

Weighted average yield for securities available for sale is the projected yield to maturity given current cash flow projections for mortgage backed securities and collateralized mortgage obligations and is a yield to worst for callable securities. Weighted average yield for securities held to maturity is the stated coupon of the bond.
The following table presents the fair value of our securities as of the dates indicated:

	As of March 31, 2026
	Amortized Cost	Gross Realized Gains	Gross Unrealized Losses	Fair Value
(Dollars in thousands)
Available-for-sale:
Agency residential mortgage-backed securities	$289,888	$499	$1,021	$289,366
Non-Agency residential mortgage-backed securities	17,033	—	259	16,774
Agency Commercial mortgage-backed securities	5,977	—	18	5,959
Non-Agency commercial mortgage-backed securities	—	—	—	—
Asset backed securities	17,773	—	140	17,633
Corporate bonds	2,000	—	91	1,909
Total	332,671	499	1,529	331,641

	As of December 31, 2025
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
Agency residential mortgage-backed securities	$292,071	$291	$547	$291,815
Non-Agency residential mortgage-backed securities	7,750		176	7,574
Agency Commercial mortgage-backed securities	5,979	—	15	5,964
Asset backed securities	4,927	1	100	4,828
Corporate bonds	2,000	—	91	1,909
Total	312,727	292	929	312,090

	As of December 31, 2024
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
Agency residential mortgage-backed securities	$43,253	$—	$1,211	$42,042
Non-Agency residential mortgage-backed securities	21,685	50	474	21,261
Agency commercial mortgage-backed securities	19,000	29	20	19,009
Asset backed securities	31,893	72	176	31,789
Corporate bonds	2,966	—	204	2,762
Total	118,977	151	2,085	116,863
Held-to-maturity:
Non-Agency residential mortgage-backed securities	4,178	—	333	3,845
Non-Agency commercial mortgage-backed securities	22,537	—	5,494	17,043
Asset backed securities	19,496	30	—	19,526
Corporate bonds	5,550	—	137	5,413
Total	51,761	30	5,964	45,827

The unrealized losses on securities are attributed to interest rate changes rather than the marketability of the securities or the issuer’s ability to honor redemption of the obligations, as the securities with losses are all obligations of or guaranteed by agencies sponsored by the U.S. government. We have adequate liquidity with the ability and intent to hold these securities to maturity resulting in full recovery of the indicated impairment. Accordingly, none of the unrealized losses on these securities have been determined to be other than temporary.
Liabilities
Total liabilities as of March 31, 2026, were $3.1 billion compared to $3.0 billion at December 31, 2025, and $2.7 billion at December 31, 2024, an increase of $94.4 million, or 3.18%, and $363.0 million, or 11.84%, respectively. The 3.18% increase from December 31, 2025 and 11.84% increase from December 31, 2024 were primarily driven by a $170.9 million and $458.2 million increase in deposits, respectively, and partially offset by a decrease of $75.0 million and $100 million in FHLB borrowings, respectively.
Deposits
Representing 96.79% of our total liabilities as of March 31, 2026, deposits are our primary source of funding for our business operations. We believe we will continue to maintain and grow our deposit customer base. This belief is based on our strong customer relationships, evidenced in part by our historical deposit growth, as well as our reputation as a safe, sound, secure, well-capitalized institution and our commitment to excellent customer service. We are focused on growing our deposits by deepening our relationships with our existing loan and deposit customers, converting long-term customers through BM Tech and looking to expand our traditional product footprint.
Total deposits increased by $170.9 million, or 6.1%, and $458.2 million, or 18.27%, to $3.0 billion at March 31, 2026, from $2.8 billion at December 31, 2025 and $2.5 billion as of December 31, 2024. Deposits attributable to the

BankMobile Platform and our Payments business grew from December 2025, through March 2026, by $122 million, in accordance with normal seasonality trends, to end the period at $457 million. Deposit increases were attributed to growth in the Company’s core CD and money market deposit account portfolios, and offset by runoff in the Bank’s brokered CD portfolio. Our loan to deposit ratio was 90.5% at March 31, 2026, compared to 94.7% at December 31, 2025 and 103.4% at December 31, 2024. We intend to continue to operate our business with a loan to deposit ratio similar to these levels.
The following table summarizes our deposit composition by average deposits and average rates paid for the periods indicated:

	As of March 31, 2026
(Dollars in thousands)	Average Amount	Weighted Average Rate Paid	Percentage of Total Deposits
Demand accounts:
Money market	$815,907	3.11%	28%
Demand deposits	731,313	0%	25%
Interest bearing accounts	389,712	3.27%	13%
Savings	31,279	0.42%	1%
Total demand deposits	1,968,211	1.94%	67%
Certificates of deposit	972,238	4.02%	33%
Total deposits(1)	2,940,449	2.63%	100%

(1)	Our total estimated uninsured deposits were $500 million as of March 31, 2026.

	For the years ended December 31,
	2025			2024
(Dollars in thousands)	Average Amount	Weighted Average Rate Paid	Percentage of Total Deposits	Average Amount	Weighted Average Rate Paid	Percentage of Total Deposits
Demand accounts:
Money market	$590,874	3.58%	20%	$534,869	4.24%	21%
Demand deposits	672,084	0.00%	23%	700,899	0%	28%
Interest bearing accounts	314,561	3.74%	11%	255,316	4.5%	10%
Savings	33,064	0.01%	1%	37,217.04%		2%
Total demand deposits	1,610,583	2.10%	55%	1,528,301	2.24%	61%
Certificates of deposit	1,285,609	4.13%	45%	981,169	4.52%	39%
Total deposits(1)	2,896,192	2.98%	100.0%	$2,509,470	3.13%	100.0%

(1)	Our total estimated uninsured deposits were $500 million and $441 million as of December 31, 2025 and 2024, respectively.
The following table summarizes the scheduled maturities of time deposits at March 31, 2026:

(Dollars in thousands)	Amount
2026	$560,930
2027	283,603
2028	51,893
2029	925
2030	140
Thereafter	93
Total time deposits	897,584

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $250,000 at March 31, 2026 and December 31, 2025, was approximately $133 million and $140 million, respectively.

The following tables summarize the maturity of time deposits for the periods indicated:

	As of March 31, 2026
	Three Months or Less	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Brokered CDs	$62,313	$87,324	$9,210	$303,560	$462,407
All Other Time Deposits	314,989	74,749	38,281	7,158	435,177
Total Time Deposits	377,302	162,073	47,491	310,718	897,584

	As of December 31, 2025
	Three Months or Less	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Brokered CDs	$208,316	$63,313	$87,324	$311,169	$669,122
All Other Time Deposits	103,418	301,865	40,779	10,523	456,585
Total Time Deposits	311,734	366,178	128,103	321,692	1,079,808

	As of December 31, 2024
	Three Months or Less	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Brokered CDs	$403,440	$166,885	$150,429	$132,397	$853,151
All other CDs	82,517	90,205	63,771	10,277	246,770
Total Time Deposits	485,957	257,090	214,200	142,674	1,099,921

FHLB Advances and Other Borrowings
From time to time, the Company will utilize short-term collateralized FHLB borrowings to maintain adequate liquidity. The advances from the FHLB are secured by eligible securities and eligible loans. The FHLB borrowing capability at March 31, 2026 and December 31, 2025, was $566 million and $491 million, respectively.
Advances from the FHLB of Atlanta consisted of the following at December 31, 2025:

Maturity	Interest Rate	Balance
January 16, 2026	3.8%	$75,000,000

There were no FHLB borrowings as of March 31, 2026.
Interest expense on FHLB advances was approximately $119 thousand at three months ended March 31, 2026 compared to $202 thousand for the same period in 2025. Interest expense on FHLB advances was approximately $0.6 million and $1.7 million for the years ended December 31, 2025 and 2024. There was no accrued interest for period ending March 2026 or March 2025 and accrued interest was approximately $135 thousand and $203 thousand as of December 31, 2025 and 2024. During 2025, the Company established a loan from the Federal Reserve secured by eligible loans, and there were no advances from the Federal Reserve at December 31, 2025 and March 31, 2026.
Subordinated Notes Due December 2029. On December 6, 2019, the Company issued $32 million of fixed-to-floating rate subordinated notes (the “2019 Notes”) due December 6, 2029, in a private placement. The Company received $31.6 million in net proceeds after deducting issuance costs. The 2019 Notes accrued interest at a fixed rate of 5.5%, payable semi-annually beginning June 6, 2020, for the first five years until December 6, 2024; thereafter, the subordinated notes accrue interest at an annual floating rate equal to the three-month Chicago Mercantile Exchange Term Secured Overnight Financing Rate (“CME SOFR”) plus 0.262% plus a spread of 3.94% until maturity or early redemption. The Company may redeem the 2019 Notes in whole or in part, subject to obtaining Federal Reserve approval, on or after December 6, 2024, at a redemption price equal to 100% of the principal amount of the 2019 Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption. At March 31, 2026 and 2025, the carrying value of the 2019 Note totaled approximately $31.8 million. At December 31, 2025 and 2024, the carrying value remained the same at $31.8 million. As of March  31, 2026, $19.2 million of the original principal amount of the 2019 Notes was included in the Company’s Tier 2 capital compared to $25.6 million at December 31, 2025.

Subordinated Notes Due April 2032. On April 18, 2022, the Company issued $32 million of fixed-to-floating rate subordinated notes (the “2022 Note” and, together with the 2019 Notes, the “Subordinated Notes”) due April 30, 2032, in a private placement to a single institutional purchaser. The Company received $31.4 million in net proceeds after deducting issuance costs. The 2022 Note accrues interest at a fixed rate of 4.50%, payable semi-annually beginning October 30, 2022, for the first five years until April 30, 2027; thereafter, the subordinated note will accrue interest at an annual floating rate equal to three-month SOFR plus a spread of 1.93% until maturity or early redemption. The Company may redeem the 2022 Note in whole or in part, subject to obtaining Federal Reserve approval, beginning with the interest payment date of April 30, 2027, at a redemption price equal to 100% of the principal amount of the 2022 Note being redeemed plus accrued and unpaid interest to but excluding the date of redemption. At March 31, 2026 the carrying value was approximately $31.8 million. At December 31, 2025 and 2024, the carrying value of the 2022 Note totaled approximately $31.6 million and $31.5 million, respectively, and as of December 31, 2025, $32.0 million of the original principal amount of the 2022 Note were included in the Company’s Tier 2 capital.
The aggregate principal amount of the Subordinated Notes is intended to meet the qualifications for inclusion as Tier 2 capital of the Company under the regulatory guidelines of the Federal Reserve, subject to the capital rule’s requirement that one-fifth of the outstanding amount of the Subordinated Notes will be excluded from Tier 2 capital treatment each year during the instrument’s last five years before maturity, such that no amount will be counted as Tier 2 capital during the last year prior to maturity.
Interest expense on the Subordinated Notes was $1.0 million for March 31, 2026 compared to $982 thousand for March 31, 2025. Interest expense for the Subordinated Notes was $4.3 million and $3.4 million for the years ended December 31, 2025 and 2024, respectively. Interest payable on the Subordinated Notes amounted to $772.5 thousand for March 31, 2026 compared to $694.3 thousand for March 31, 2025 and $407.1 thousand and $421.6 thousand as of December 31, 2025 and 2024, respectively.
Shareholders’ Equity
Shareholders’ equity totaled $353.4 million at March 31, 2026 compared to $346.9 million at December 31, 2025, and $337.3 million at December 31, 2024. The increase in shareholders’ equity was attributable to earnings, offset by $7.04 million of share repurchases for year ending 2025.
Off-Balance Sheet Arrangements
In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with GAAP. These transactions include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if we deem necessary, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit. Standby letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities. Collateral held for commitments to extend credit and letters of credit varies but may include cash, accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following is a summary of our off-balance sheet commitments outstanding as of the dates presented.

	As of March 31, 2026	As of December 31, 2025	As of December 31, 2024
(Dollars in thousands)
Financial instruments whose contract amounts represent credit risk:
Letters of Credit	$22,452	$22,398	$9,622
Undisbursed Construction Loans	203,261	247,825	313,124
Other Unfunded Commitments	182,048	216,137	243,148
Total	407,761	486,360	565,894

With the exception of the items detailed above, we have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors.
Liquidity Management and Capital Adequacy
Liquidity Management
Liquidity refers to our capacity to meet our cash obligations at a reasonable cost. Our cash obligations require us to have cash flow that is adequate to fund loan growth and maintain on-balance sheet liquidity while meeting present and future obligations of deposit withdrawals, borrowing maturities and other contractual cash obligations. In managing our cash flows, management regularly confronts situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints in accessing sources of funds and the ability to convert assets into cash. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks also could affect the bank’s liquidity risk profile and are considered in the assessment of liquidity management.
The Company is a corporation separate and apart from our Bank and, therefore, must provide for its own liquidity, including liquidity required to meet its debt service requirements on its Subordinated Notes. The Company’s main source of cash flow is dividends declared and paid to it by the Bank. There are statutory and regulatory limitations that affect the ability of the Bank to pay dividends to the Company. We believe that these limitations will not impact our ability to meet our ongoing short-term cash obligations. Our risk oversight committee continually monitors our liquidity position to ensure that our assets and liabilities are managed in a manner to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. Our risk oversight committee has established a comprehensive management process for identifying, measuring, monitoring and controlling liquidity risk. Because of its critical importance to the viability of the Bank, liquidity risk management is fully integrated into our risk management processes. Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the board of directors and active involvement by management; appropriate strategies, policies, procedures and limits used to manage and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems including stress tests that are commensurate with the complexity of our business activities; active management of intraday liquidity and collateral; an appropriately diverse mix of existing and potential future funding sources; adequate levels of highly liquid marketable securities free of legal, regulatory, or operational impediments, that can be used to meet liquidity needs in stressful situations; comprehensive contingency funding plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the Bank’s liquidity risk management process.
Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our liquidity requirements are met primarily through our deposits, FHLB advances and the principal and interest payments we receive on loans and investment securities. Cash on hand, cash at third-party banks, investments available for sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are routinely available to us include funds from retail and wholesale deposits, advances from the FHLB and proceeds from the sale of loans. Less commonly used sources of funding include borrowings from the FRB discount window, draws on established federal funds lines from unaffiliated commercial banks and the issuance of debt or equity securities. We believe that our liquid assets and these alternative sources of funds provide adequate liquidity to meet our current and projected financial obligations for at least the next 12 months.

Capital Adequacy
We and the Bank are subject to various regulatory capital requirements administered by the federal and state banking regulators. See the section entitled “Supervision and Regulation” for additional information regarding the regulatory capital requirements applicable to us.
Our capital management consists of providing equity to support our current operations and future growth. Failure to meet minimum regulatory capital requirements may result in mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based, CET1, and total risk-based ratios as set forth in the table below.

	Actual		Capital Requirements
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
First Carolina Financial Services
As of March 31, 2026
Total capital to RWA	$350,105	12.08%	$231,598	8.00%
Tier 1 capital to RWA	275,157	9.49%	173,698	6.00%
Common Equity Tier 1 to RWA	275,157	9.49%	130,274	4.50%
Tier 1 capital to average assets	275,157	8.26%	133,160	4.00%

As of December 31, 2025
Total capital to RWA	$348,284	12.00%	$231,879	8.00%
Tier 1 capital to RWA	266,561	9.20%	173,909	6.00%
Common Equity Tier 1 to RWA	266,561	9.20%	130,432	4.50%
Tier 1 capital to average assets	266,561	7.90%	134,285	4.00%

As of December 31, 2024
Total capital to RWA	$425,061	14.2%	$238,979	8.00%
Tier 1 capital to RWA	337,022	11.3%	179,234	6.00%
Common Equity Tier 1 to RWA	337,022	11.3%	134,426	4.50%
Tier 1 capital to average assets	337,022	11.1%	121,652	4.00%

First Carolina Bank
As of March 31, 2026
Total capital to RWA	$358,664	12.39%	$231,598	8.00%
Tier 1 capital to RWA	334,379	11.55%	173,698	6.00%
Common Equity Tier 1 to RWA	334,379	11.55%	130,274	4.50%
Tier 1 capital to average assets	334,379	10.04%	133,160	4.00%

As of December 31, 2025
Total capital to RWA	$349,647	12.10%	$231,879	8.00%
Tier 1 capital to RWA	324,960	11.20%	173,909	6.00%
Common Equity Tier 1 to RWA	324,960	11.20%	130,432	4.50%
Tier 1 capital to average assets	324,960	9.70%	134,285	4.00%

As of December 31, 2024
Total capital to RWA	$415,554	13.9%	$238,979	8.00%
Tier 1 capital to RWA	390,846	13.1%	179,234	6.00%
Common Equity Tier 1 to RWA	390,846	13.1%	134,426	4.50%
Tier 1 capital to average assets	390,846	12.9%	121,652	4.00%

RWA means risk weighted assets

Impact of Inflation and Changing Prices
Our consolidated financial statements and related notes have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.
Quantitative and Qualitative Disclosures about Market Risk
Market Risk
Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. The Company’s market risk is composed primarily of interest rate risk inherent in the normal course of lending and deposit-taking activities. We are also exposed to market risk in our investing activities.
Interest Rate Risk Management
Net interest income is our most significant component of earnings and we consider interest rate risk to be our most significant market risk. Our net interest income results from the difference between the yields we earn on our interest-earning assets, primarily loans and investments, and the rates that we pay on our interest-bearing liabilities, primarily deposits and borrowings. When interest rates change, the yields we earn on our interest-earning assets and the rates we pay on our interest-bearing liabilities do not necessarily move in tandem with each other because of the difference between their maturities and repricing characteristics and which can negatively impact net interest income.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect the average duration of our loan portfolio, investment securities and other interest-earning assets.
Our goal is to structure our asset/liability composition to maximize net interest income while managing interest rate risk so as to minimize the adverse impact of changes in interest rates on net interest income and capital in either a rising or declining interest rate environment. Profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may impact our earnings adversely because the interest rates of the underlying assets and liabilities do not change at the same speed, to the same extent or on the same basis.
One of the tools management uses to estimate and manage the sensitivity of net interest revenue to changes in interest rates is an asset/liability simulation model. Resulting estimates are based upon multiple assumptions for each scenario, including loan and deposit re-pricing characteristics and the rate of prepayments. The ALCO periodically reviews the assumptions for reasonableness based on historical data and future expectations; however, actual net interest revenue may differ from model results. The primary objective of the simulation model is to measure the potential change in net interest revenue over time using multiple interest rate scenarios. The base scenario assumes rates remain flat and is the scenario to which all others are compared, in order to measure the change in net interest revenue. Policy limits are based on immediate rate shock scenarios which is compared to the base scenario. Other scenarios analyzed may include ramped rate shocks, delayed rate shocks, yield curve steepening or flattening, or other variations in rate movements. While the primary policy scenarios focus on a 12 to 24 month time frame, longer time horizons are also modeled.

Our shock scenario assumes rates immediately change the full amount at the scenario onset. The following table presents our interest sensitivity position as of December 31, 2025.

Change in Interest Rates (Basis Points)	% Change in Net Interest Income (12 Months)	% Change in Net Interest Income (24 Months)
+ 300 bps	7.7%	11.4%
+ 200 bps	5.1%	7.7%
+ 100 bps	2.6%	4.2%
Flat	—	—
- 100 bps	1.1%	(0.9%)
- 200 bps	3.1%	(0.2%)
- 300 bps	6.5%	(1.5%)

There has been no significant change in the Company's estimated net interest income sensitivity position from December 31, 2025. From a net interest income perspective, the Company is slightly asset sensitive at this time. With the current inverted interest rate yield curve, modeling of net interest income in changing rate environments presents particular challenges. A flat or inverted interest rate yield curve is an unfavorable interest rate environment for many financial institutions, including the Bank, as short-term interest rates generally drive our deposit pricing and longer-term interest rates generally drive loan pricing. When these rates converge or invert, the profit spread we realize between loan yields and deposit rates narrows, which pressures our NIM.
Economic Value of Equity
We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or “EVE”) would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the yield curve increases or decreases instantaneously, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.
The following table sets forth the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the yield curve as of December 31, 2025.

Change in Interest Rates (Basis Points)	% Change in Economic Value of Equity
+ 300 bps	(6.9%)
+ 200 bps	(4.2%)
+ 100 bps	(1.1%)
Flat	—
- 100 bps	1.4%
- 200 bps	2.1%
- 300 bps	2.9%

As previously noted, these assumptions are inherently uncertain, and actual results may differ from simulated results. The current interest rate path is less certain for 2026 and further rate decreases are contingent upon improving inflationary conditions. Further changes to interest rates and monetary policy are dependent upon the Federal Reserve’s assessment of economic data as it becomes available. We would expect net interest income to decline somewhat in a decreasing interest rate environment and to increase in an increasing interest rate environment, as our model reflects that interest-earning assets reprice faster than interest-bearing deposits which is attributable to assumed deposit betas and repricing lags as there is continued strong market competition for core deposits.
Adoption of Recent Accounting Pronouncements
Recently issued accounting pronouncements and their effects are discussed in Note 1 to our consolidated financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this prospectus.

BUSINESS
Company Overview
At First Carolina, with our focused banking footprint and national financial services business, we strive to be a high-performing, opportunistically driven financial services company. We are dedicated to providing innovative banking solutions and financial services to a diverse client base that totals over 650,000 deposit accounts as of March 31, 2026, including small and medium-sized businesses, individuals, professionals, as well as institutions of higher education. Our core values—being enterprising, intentional, responsive and considerate—underpin both how we operate and serve our customers and communities. As of March 31, 2026, we had total assets of $3.4 billion, total loans of $2.7 billion, total deposits of $3.0 billion and total shareholders’ equity of $353.4 million. First Carolina owns 100% of the issued and outstanding capital stock of the Bank. Our deposit accounts are insured to the maximum extent permitted by applicable law.
Our history of profitability and prudent expense management is matched by our commitment to innovation. Through 2024 and 2025 we made strategic investments to build an operating platform capable of supporting long-term scale that we believe are essential to achieving increased operating leverage over the near and long-term. We remain confident in our ability to return to and exceed historical levels of profitability as these investments mature. We have a technology-forward platform that we believe augments our sophisticated commercial and consumer banking divisions and enhances our enterprise risk management operations while improving and expanding the suite of offerings we can provide to our customers. We manage and curate data as a corporate asset and are deploying scalable, data-driven marketing and risk mitigation initiatives based upon proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments.
Since our inception in 2012, we have successfully raised approximately $313.9 million in capital across eleven private placements. We believe this repeated success underscores our deep network of committed stakeholders, our strong relationships within the investor community and our successful ability to grow while delivering great financial performance for our shareholders.

Our Diversified Business Model
We have four primary lines of business: Commercial Banking, Payments, Consumer Banking and Wealth Management. Consistent across these lines of business is our steadfast focus on personalized, relationship-driven service underpinned by market and product expertise. Each business has experienced leadership that partners with market and industry executives for execution tailored to the respective business and geography.
We aim to drive financial performance through this diversified business model and believe that our business lines will enable us to capitalize on a wide range of strategic opportunities. We believe our Commercial Banking business has significant headroom for growth and margin expansion, as older fixed-rate loans originated during lower rate environments pay off and we make new variable-rate loans in today’s comparatively higher rate environment. Parallel to our lending growth, we are aggressively expanding our treasury management and commercial deposit platform. By providing mission-critical liquidity management and automated payment solutions to our corporate clients, we are securing low-cost, ‘sticky’ operating deposits with an expected low probability of account closure that serve as a foundational funding source. We aim to attract additional deposits through our Payments relationships with higher education institutions, and we expect that such additional deposits will help us manage wholesale borrowings and improve our overall cost of funds. We believe our Consumer Banking business and technological capabilities give us a unique opportunity to graduate student deposit accounts into long-term, franchise banking relationships.

Commercial Banking Operations
Primarily serving our core Southeast markets, our Commercial Banking line of business is made up of our Real Estate Banking and CBI divisions.
Real Estate Banking. Our Real Estate Banking division delivers term and construction financing solutions for commercial real estate (“CRE”) properties. Our team of CRE lending experts provides financing for CRE purchases, rehabilitation/repositioning and refinancings by deploying local market expertise and building strong relationships to understand the needs of our customers. The success of this relationship-driven model is evidenced by our high level of borrower loyalty, with 67% of our new originations consistently sourced from existing clients, as of March 31, 2026. Our streamlined and centralized loan origination process leverages regional underwriting support and in-house risk committee oversight, thus effectively managing risks associated with our CRE lending activities while making efficient and well-informed credit decisions. As of March 31, 2026, we had an average yield of 6.0% on our CRE loans and carry $252 million in unfunded CRE commitments. Our CRE loan portfolio is substantially diverse across asset classes and geographic regions, with over 280 CRE loan relationships. We intentionally limit our credit risk to borrowers and CRE properties in the hospitality and quick service restaurant industries. Our primary source of repayment is cash flow generated by the property that secures our CRE loans. We prioritize “velocity” lending, favoring facilities with terms of five years or less and floating-rate structures to optimize yield and capital efficiency.
Our centralized Real Estate Banking division (housed in Raleigh, NC) also provides business line leadership, underwriting, fulfillment, closing and processing program management, and origination support for our portfolio consumer real estate loan product. This product is a relationship-based home mortgage loan to prime borrowers that follows the same philosophy of our real estate lending business in general which is to prioritize “velocity” lending, favoring facilities with terms of five years or less and capital efficiency given the majority of this portfolio currently is first-lien loans. The loans are originated by private and commercial bankers across our traditional bank footprint, and the residential real estate portfolio exceeded $352 million as of March 31, 2026.
Commercial & Industrial. Our C&I Banking division specializes in delivering C&I banking solutions throughout all of our markets, including loans on owner-occupied CRE properties and lines of credit to closely held companies. These loans most commonly support short-term working capital needs, equipment financing, or the purchase or refinance of real estate owned by the operating business or a related entity. We selectively provide financing for management buyouts, acquisitions, re-caps and ABL facilities. We target a “Standard C&I Profile” consisting of firms that generally have annual revenue between $5 million and $250 million that demonstrate consistent profitability and an appropriately deep management team. Our primary source of repayment is cash flow generated by the operating business, and we typically require personal guarantees of the business owners.
Our underwriting is grounded in the health of the enterprise, typically requiring a debt service coverage ratio of 1.35x or better and a debt-to-worth ratio not exceeding 4.0x. Our primary source of repayment is the business cash flow, and we often require personal guarantees from business owners to ensure alignment and secondary repayment strength. We provide a full-suite treasury management platform—including Positive Pay, ACH Origination, and Remote Deposit

Capture—to anchor these relationships and secure low-cost operating deposits that reduce our reliance on wholesale funding. By leveraging these institutional ties and its specialized vertical lending platforms, the Bank continues to target attractive opportunities across the broader Southeast and the contiguous United States, evolving from a regional powerhouse into a scalable national competitor.
Among our key strengths in our Commercial Banking operations is the fact that as of March 31, 2026, 85.8% of our CRE and C&I clients maintain deposit relationships with the Bank, and a significant majority thereof conduct their primary deposit banking activities and maintain the majority of their deposit balances with us. Since the inception of our C&I loan platform six years ago, we have had over $750 million in total commitments as of March 31, 2026. Further, our commercial banking strategy opts for loan origination in place of pursuing participation or passive syndication strategies. We are focused on inculcating relationships that foremostly serve the commercial banking needs of our clients in this space, and on providing further deposit and related banking support to attend to the holistic needs of our clients. The result is an integrated, responsive and full-service approach to our clients’ commercial banking and related needs.

CRE Loans by Type

Multi-residential 25.9%
Industrial 16.9%
Office 13.3%
Retail 12.6%
Self Storage 9.5%
Mixed use 8.3%
Residential 6.0%
Land & Dev 3.5%
Other 4.0%

C&I Loans by Type

Hospitality 5.9%
Education 0.6%
Healthcare 16.6%
Office 38.0%
Non-Profit 13.8%
Industrial 14.2%
Retail 10.9%

CRE Loans by Geography

Florida 1.8%
Other 4.1%
Tennessee 2.6%
Virginia 4.2%
Georgia 15.7%
North Carolina 55.5%
South Carolina 16.1%

C&I Loans by Geography

Other 11.2%
VA 1.8%
SC 6.5%
GA 8.0%
NC 72.5%

Total Loans by Geography

Virginia 3.5%
Other 9.5%
South Carolina 12.7%
North Carolina 60.9%
Georgia 13.4%

Payments
In 2023, we established a partnership with BM Tech to add core, insured deposit relationships with higher education students across the country. In 2025, we acquired BM Tech to form the basis of our Payments business which has allowed us to capture, on a year-to-date average basis, approximately $535 million in deposits ($268 million from our disbursements products and $267 million from our BankMobile platform) with a cost of 0.02% as of March 31, 2026. Given seasonality, this business generated over $483 million in average daily deposit balances for the fiscal year 2025. Our Payments business is an industry leader in the higher education funds disbursement sector, which has a total addressable market of more than $127 billion in annual grants and loans in 2025, offering higher education institutions the ability to process financial aid disbursements and refunds to students. In this role, we offer students flexible options to receive funds from federal grants and scholarships through our refund management disbursement platform. As a competitive differentiator, we also offer students the option to deposit funds into our BankMobile Platform deposit account offering. We monetize our Payments business services in three primary ways: (1) institutional fees (both transactional and subscriptions) in exchange for us providing financial aid and other student refund disbursement services, (2) interchange and account fees generated by our BankMobile Platform deposit account offering and associated debit cards, which are utilized by both current and former students, and (3) as a significant source of low-cost deposits derivative of moving over $13.5 billion annually. We believe that our Payments business provides us with a transformational opportunity and a nationwide platform for deposit-gathering and establishing new customer relationships in addition to creation of significant non-interest fee income. In 2025 we received nearly $50 million of commercial deposits through our relationships with higher education institutions. Regarding our market position, the CFPB’s December 2024 annual report to Congress on college banking and credit card agreements indicated that, within its sample of existing higher education institutions’ partnerships with third-party financial service providers, our Payments business held a dominant market share based on active accounts and relationships with a 73% market share based on number of partnerships. As of March 31, 2026, our Payments business serves over 750 higher education campuses across 46 states, as shown in the figure below:

Our Higher Education National Presence (46 out of 50 States)

WA
OR
ID
WY
ND
SD
NE
MN
WI
IA
MI
NV
UT
CO
KS
MO
IL
IN
OH
PA
NY
ME
NH
MA
RI
CT
NJ
MD
DE
WV
VA
KY
CA
AZ
OK
AR
TN
NC
SC
GA
AL
MS
LA
TX
FL
HI

• Campus locations of our Payments business’s Higher Education Institution clients

As depicted in the graphic below, we believe our Payments business has significant opportunity for growth by simply capturing a larger share of the annual disbursements volume it already processes.
BM Tech / BankMobile 2025 Money Flows

Consumer Banking
Our Consumer Banking business is primarily driven by our BankMobile Platform and online presence, serving approximately 514,000 customers across the nation as of March 31, 2026, and supplemented by our retail banking division serving the personal day-to-day banking needs of our commercial clients, business owners and other professionals of high net worth, in our core Southeast markets.
BankMobile Platform. Our BankMobile Platform provides digital-first checking and savings accounts through our BankMobile Platform app with market-competitive features, such as peer-to-peer transfers, and reward programs along with traditional features such as a physical debit card. All students that receive disbursements through our Payments business can apply to receive their disbursements to a BankMobile Platform account (issued by the Bank). Our BankMobile Platform provides an evergreen pipeline for new accounts (with a near zero CAC) with an inherent opportunity of graduating these accounts into long-term, franchise relationships. As noted, we monetize these accounts from interchange and account fees, in addition to being a source of durable, low-cost deposits.

The following graphic presents a vintage cohort analysis of BankMobile accounts based on full-year 2025 activity, comparing incoming flows of disbursement deposits (approximately $1.3 billion) and external “organic” deposits (approximately $1.3 billion) against outgoing flows of card spend (approximately $1.9 billion). A vintage cohort groups accounts together based on the duration of time on our BankMobile platform since origination.
BankMobile 2025 Money Flows by Account Vintage

Note: Monetary Active means a Checking account ended a given month during the period with a non-zero balance or had money movement in or out during such month; deposits flows and balances include Savings
The analysis demonstrates that customers with BankMobile accounts increasingly rely on organic deposits (i.e., non-disbursement sources of funding) to maintain spending behavior. While some element of disbursement activity remains, these customers otherwise follow an everyday banking model. The “5+ Years” cohort illustrates this point: incoming flows totaled $747 million, while outgoing card spend totaled $547 million. Through the course of 2025, this cohort averaged over 69,000 accounts, which collectively carried over $80 million in deposits.
Retail Banking. Our retail banking division serves the personal day-to-day banking needs of our commercial clients, business owners and other professionals of high net worth. We aim to provide our customers with a single view of their financial relationship with us with easy navigation, high-touch, personalized service delivered primarily through our nine full-service offices that cover: in North Carolina, the Raleigh, Rocky Mount, Wilmington and Greensboro market areas; in Georgia, the Atlanta metro area; in Virginia, the Virginia Beach market area; and in South Carolina, the Columbia and Greenville market areas. Our banking franchise is focused on personalized, relationship-driven service combined with local market management and expertise.
Wealth Management
We deliver a full suite of wealth management services through First Carolina Wealth. We build strong partnership relationships with our wealth management clients, which we believe differentiates us from our peers, to offer a superior menu of wealth management, trusts and financial planning solutions that serve clients’ needs throughout their respective life cycles. We personalize our services based upon each client’s resources, needs and goals to best achieve their priorities in pursuit of an abundant and fulfilled life.

Strategic Focus and Growth Strategies
We have demonstrated a strong trajectory of growth, expanding our physical footprint and balance sheet while maintaining profitability. Our strategic focus is to drive sustainable growth by leveraging our established banking platform, capitalizing on market disruption, leveraging our market leadership position with our Payments business, and adapting to an evolving banking landscape. We believe that we deliver an excellent customer experience by building strong client relationships, providing personalized service and delivering market-leading products. In doing so we can deliver profitable growth through enhanced revenue generation and disciplined expense management. We believe that we will be able to continue to successfully leverage our strengths to sustain our growth trajectory:

Expand High-Quality Loan Portfolio. Our consistent organic loan growth is originated by a high-quality team of knowledgeable bankers with deep market and commercial real estate expertise. We support this organic loan growth with a deposit strategy that prioritizes relationship-driven banking with tailored treasury management services. We fund our loan growth primarily through low-cost core customer deposits. The strength of our commercial loan and deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek lending relationships with our existing depositors.
Deepen and Expand Higher Education Client Relationships and Services. We intend to leverage our established relationships with colleges and universities (across over 750 campuses as of March 31, 2026) via our Payments business services to build profitable, full-service banking relationships with these institutions. We are a trusted partner to these institutions who are reluctant to leave as switching costs are comparatively high and the operational risk of non-performance would be material to them. This customer base helps ensure predictable, high-margin noninterest income streams and continued access to low-cost core deposits that support our balance sheet growth. We also intend to strategically target additional higher education institutions that we believe could benefit from our Payments services and other integrated offerings such as our identity verification tool to assist higher education institutions in mitigating student admissions and financial aid fraud.
Expand Deposit Base. We fund our loan growth primarily through low-cost core customer deposits. Our ratio of core deposits (total deposits, less time deposits greater than $250,000 and brokered deposits) was 73.9% of total deposits and our loan to deposit ratio was 90.5%, as of March 31, 2026. We have become less reliant on brokered deposits, with 22% of our total deposits being brokered deposits as of March 31, 2026, compared to 42% of our total deposits being brokered deposits as of December 31, 2024. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships as well the customers through our BankMobile Platform digital consumer checking accounts and higher education business. As of March 31, 2026, 99.0% of our CRE borrowers have deposits with the Bank, and often our new originations come from existing customers. Additionally, we attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products. The relationships we establish with students through our Payments business provides us a unique opportunity to capitalize and convert these accounts into long-term client relationships. As we are the platform through which students receive their disbursements, we have the unique opportunity to create durable and long-lasting relationships with high engagement with them. With minimal CAC of student deposits accounts, converting these students to long-term, everyday banking customers is a key objective in expanding our deposit base.

Maintain Strong Credit Quality and Enterprise Risk Management Culture. We believe that our ability to maintain exceptional credit quality and conservative underwriting standards throughout our significant organic loan growth is a key differentiator for us. We do not and will not compromise our conservative credit culture. We believe we can originate high-quality loans that fit our customers’ needs and that minimize our future loss exposure. Our credit administration and risk management teams work together with our disciplined loan origination teams, and we have a proven track record of strong asset quality. Through our management loan and Board Risk Oversight committees, we maintain a multi-faceted loan monitoring process that regularly evaluates our loans, our monitoring systems and our loan grading. We believe our enterprise risk management framework and CMS infrastructure strongly supports our Payments business to appropriately manage its risks. In addition, we believe our enterprise risk management and CMS are highly scalable to support the growth of our BankMobile Platform deposit franchise and Payments business, as well as other strategic opportunities we may identify in the future.
We proactively manage our liquidity position with a low to moderate risk appetite by optimizing the diversity of our funding sources and maintaining a stable size and mix of liquidity sources on our balance sheet. In line with our goal of securing long-term profitability and independence, we have focused on decreasing our reliance on less stable brokered and wholesale funding, prioritizing core deposits instead. Our loan-to-deposit ratio trends below peer levels, which reflects a deliberate and conservative posture intended to maximize liquidity before deploying capital into high-quality organic growth opportunities.
Additionally, the Bank has a robust periodic review process in place covering the majority of the portfolio to detect deterioration in credit quality. In support of this, most commercial credits are subject to more frequent financial reporting and covenant monitoring requirements. This credit risk monitoring includes monthly or quarterly reporting on all criticized, classified, and nonaccrual asset relationships, individually evaluated loans with proper supporting third-party values, and the identification of loans modified to borrowers experiencing financial difficulties. Regular impairment analyses are supported by current appraisals, to ensure adequate collateral coverage or appropriate reserves on all individually reviewed loans.

Identify Revenue and Efficiency Opportunities through Data Analytics. We are deploying scalable, data-driven marketing and risk mitigation initiatives. They operate using proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments. For example, we have an identity verification service that we offer to our higher-education institution customers to help them: verify student identities, reduce fraudulent enrollments, and secure account onboarding. This strengthens compliance, reduces fraud risk and supports trusted program enrollment and account access, as our higher education institution customers continue to encounter significant activity in student impersonation and fraudulent ACH activity, among other fraud schemes. To achieve our goal of reducing fraudulent activity we are developing a collaborative fraud prevention and education program, which we believe could represent an important noninterest income source in future periods.

Strategic Expansion and Scarcity Value. Organic loan growth and deposit growth have been primary tenets since our inception, and we believe this growth is paramount in driving long-term shareholder value. Since 2015, we have delivered consistent growth across key metrics, including a 36.0% CAGR in gross loans, a 34.7% CAGR in deposits and a 10.1% CAGR in tangible book value per share.

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Q1 ‘26	CAGR
Assets	$157	$206	$331	$505	$658	$1,067	$1,418	$2,112	$2,275	$3,039	$3,318	$3,418	35.1%
Gross Loans	$114	$138	$179	$277	$431	$783	$1,172	$1,761	$2,230	$2,594	$2,648	$2,684	36.0%
Deposits	$140	$180	$301	$460	$536	$823	$1,106	$1,675	$2,361	$2,508	$2,796	$2,967	34.7%
Tangible Book Value per Share(1)	$8.61	$9.66	$10.18	$11.97	$15.34	$18.01	$19.72	$23.79	$24.63	$27.26	$22.55	$23.05	10.1%

(1)	Does not give effect to the 2-for-1 forward stock split of our common stock discussed elsewhere in this prospectus.
We grow by recruiting seasoned, entrepreneurial bankers in our attractive Southeast metropolitan markets and empowering them to build deep, holistic customer relationships. Since 2019, we have added 23 bankers and regularly evaluate opportunities to add additional experienced banking professionals within our current footprint and may seek to expand our operations in attractive and adjacent markets with experienced banking teams that are a cultural fit and knowledgeable of our target client base. In our recruiting efforts, we aim to capitalize on customers and employees displaced by bank merger and acquisition activity in our markets. Recent elevated bank merger and acquisition activity has created high levels of disruption, particularly in our core Raleigh-Cary and Atlanta markets. This dislocation allows us to grow as our bankers act as advocates for their customers, with access to all levels of management to meet our customer needs with speed and decisiveness. While organic growth has historically been our main strategic goal, we may selectively pursue future acquisitions and new market expansions to supplement organic growth in our core markets. We may also make acquisitions or open additional offices in our existing markets. We will only pursue opportunities that we believe could provide meaningful financial benefits, long-term organic growth opportunities and economies of scale without compromising asset quality or our broader enterprise risk management framework. We believe we have significant scarcity value as we maintain our status as: (i) the second-largest bank holding company headquartered in Raleigh, NC, (ii) both the second-largest bank with less than $10 billion in assets and the fourth-largest with under $100 billion in assets (excluding affiliated banks) headquartered in North Carolina and (iii) a top ten bank in our primary markets of North Carolina, South Carolina and Georgia under $20 billion in assets, each as of March 31, 2026.

Proprietary Data and Technology Platform
We are data-driven company, focused on accelerating revenue growth and achieving high operational performance through information-based decisioning. We manage and curate data as a corporate asset, while democratizing access for team members for improved decision-making, better forecasting, and faster detection of market shifts and behavioral changes. We believe all of this is especially important in the dynamic financial services space.
Our Payments business and our BankMobile Platform provide us with significant information scale, allowing us to be ahead of the curve to know what’s coming. These learnings come from handling over $13.5 billion in annual student disbursements volume, processing over $1.9 billion in annual purchase volume through our customers’ BankMobile accounts and approving over 148,000 new BankMobile checking accounts in 2025. We possess data at both the account level and the transaction/instrument level (merchant name, location, merchant category code, dollar value, etc.) with over seven years of history. Leveraging this information, we are deploying scalable, data-driven marketing initiatives based upon proven methodologies of automated portfolio screening, advanced diagnostic evaluations, defined outcome protocols, and applied treatments. For example, we are targeting other cohorts of likely graduates with incentives to make our BankMobile Platform their choice for payroll direct deposit.
We embrace opportunities for AI and automation for enhanced outcomes and to reimagine how “work gets done.” As an organization, we have a culture focused on continuous learning.
Our BankMobile Platform app is available in leading app stores and offers market competitive features.

Our Competitive Strengths
We believe that the following strengths will help us execute our strategic and growth plans:
Experienced and Invested Leadership. Our board of directors and executive leadership team are founders and have decades of combined business experience from a variety of backgrounds. Our directors actively participate in and support community activities, which we believe significantly benefits our business development efforts and have expanded our expansive referral network. Collectively, our directors beneficially owned approximately 14.2% of our total common stock outstanding as of March 31, 2026. Led by Ronald Day, our Chairman, President and Chief Executive Officer, our executive leadership team is comprised of established industry veterans with a track record of profitable growth, operating efficiencies and strong risk management. In addition to our executive leadership team, we are supported by a deep and talented bench of market leaders, many of whom have been with us for much of our existence.
Culture of Excellence. The culture we have developed, which permeates all our customer interactions and operational functions, provides continuity of purpose and a deeply ingrained winning mentality. Our executive leadership team, many of whom have been with us since our early days, champion a set of core values: being enterprising, intentional, responsive and considerate. This ethos promotes a collaborative workplace and an environment of transparency and shared purpose. As of March 31, 2026, approximately 47% of our legacy employees (i.e., employees who were employed by us prior to our acquisition of BM Tech) were shareholders, underscoring a collective commitment to First Carolina’s long-term success.
Diversified Business with Unique Expertise in Higher Education Offerings. Our diversified loan portfolio is structured to support growth while effectively managing risk across various sectors and geographic markets. Based on the location of customers and the location for collateral for commercial real estate loans, approximately 60.9% of our total loans are based in North Carolina, 29.6% based in Virginia, South Carolina or Georgia, our other core Southeastern markets, and the remaining 9.5% distributed nationally, as of March 31, 2026. We believe this geographic and sector diversification strengthens our ability to manage risk among our banking divisions.
Additionally, we have developed unique expertise in providing banking products and services to higher education institution customers. Many institutions of higher education are customers of larger national banks and report significantly lower levels of client service and satisfaction from those national banks, as compared to the levels that we provide. We believe our expertise in the student disbursements ecosystem coupled with our high-touch service level allows us to build lasting relationships with these higher education institutions as they continue to see the tangible benefits from our offerings.
Proven Organic Growth Capabilities Through Strong Relationships in Core Markets. We have demonstrated an ability to grow our loans and deposits organically. Our team of professionals has been an important driver of our organic growth by developing banking relationships with current and potential clients. We believe the strength of our culture and brand has been the core of our success in attracting talented professionals and banking relationships. Our focus is on being the premier commercial bank for small and medium-sized businesses, their owners, and their employees in our core high-growth Southeastern metropolitan markets. We win by delivering a superior level of responsiveness and sophisticated banking solutions, competing aggressively in our larger metropolitan areas while aiming for market dominance where we have a long-standing presence. We operate on the core belief that our success is a direct result of the success of the customers and communities we serve. We dedicate significant effort and resources to developing and maintaining relationships with entrepreneurs, business leaders and talented bankers in our markets. We believe that our focus on leveraging local talent and market knowledge has made us one of the fastest-growing banks in North Carolina and the Southeast since 2015.
Proprietary Technology Platforms. Our internally developed disbursements platform seamlessly connects to over 750 higher education campuses as of March 31, 2026, to provide a reliable and secure mechanism to transfer over $13.5 billion annually to 3.2 million student recipients across 8.7 million transactions. This platform is key to our competitive and technological advantage and has been optimized with risk management capabilities to promote safe and secure disbursement services. Similarly, our internally developed BankMobile Platform provides complete “neo-bank” functionality to customers. In conjunction with our entire array of technology-enabled banking, disbursement and deposit services, our technology gives us access to a plethora of data that we believe will help us drive future customer and deposit growth and boost profitability in our Payments business. In summary, our technological capabilities are robust and scalable for future growth, targeting high operating leverage yields.

Advanced and Scalable Enterprise Risk Management. We have a culture of well-developed risk management procedures at all levels of our organization. Our loan portfolio is primarily originated from borrowers within our footprint and is subject to a rigorous credit evaluation process that seeks to balance responsiveness with prudent underwriting and pricing practices. We have established processes to monitor our loan portfolio on a regular basis. Our management team and board of directors have established concentration limits by loan type, and related borrowers, which are regularly reviewed in light of current conditions in our core market areas to mitigate developing risk areas within our loan portfolio and to provide for strong asset quality in our loan portfolio. Our CRE (excluding loans secured by owner-occupied properties) and C&D loans as a percentage of total capital on March 31, 2026, were 483.5% and 79.2% respectively. When credit issues arise, our management team takes an active approach in handling the problem. We monitor our loan loss reserve and seek to maintain an adequate reserve for future losses. We have also strongly managed our loan portfolio for interest rate risks, with 56.0% of loans fixed rate and 44.0% variable rate as of March 31, 2026, compared to 66.8% fixed and 33.2% variable as of March 31, 2025. As of March 31, 2026, our balance sheet was slightly asset sensitive with 99.4% of our variable rate loans having rate floors with a weighted average floor of 5.9%.
Diversified Core Deposit Base. We have a valuable deposit franchise supported by a substantial level of core deposits including those generated from our Commercial Banking and Consumer Banking divisions. We believe our deposit generation is driven by our strong personal service with an emphasis on developing the total client relationship. Our bankers are skilled deposit gatherers and are incentivized to hit deposit goals. Our BankMobile Platform and Payments business generate significant core deposits, that have created long-term deposit relationships for the Bank. The BankMobile Platform and Payments business generated over $483 million in average daily deposit balances for the fiscal year 2025. As of March 31, 2026, we had total customer deposit balances of approximately $3.0 billion across more than 650,000 open accounts. Approximately 17% of deposits are uninsured, underscoring the stability of the deposit base.
Significant Total Addressable Market: The Bank aims to capitalize on significant market opportunities across its primary geographic footprint in North Carolina, Georgia, Virginia, and South Carolina, which collectively represent a population of over 10 million people and host more than 200,000 businesses. In these dynamic, high-growth metropolitan areas like Raleigh and Atlanta, we serve a diverse customer base of small and medium-sized businesses, professionals, and individuals by deploying a high-touch, relationship-focused banking model that provides a distinct competitive advantage over larger, money-center institutions. To this end, our markets are served by numerous larger regional and money-center financial institutions, which provides us with an outsized opportunity for future growth in CRE and C&I lending, as well as deposit gathering. Our market opportunity expanded exponentially with the acquisition of BM Tech, which acquisition transformed the Bank to a national franchise and a proprietary digital platform serving higher education institutions across over 750 campuses as of March 31, 2026, and reaching over 3.2 million student refund recipients annually. Through BM Tech, we believe there is still significant opportunity to expand as almost 10 million students at approximately 5,500 schools received over $111 billion of federal financial aid in fiscal year 2022, according to a 2023 CFPB report, and in 2025 the total addressable market was approximately $127 billion. As we expand, we continue to evaluate and target new markets with significant deposit opportunities such as Charleston and Charlotte.
Recent M&A activity across our Southeast footprint has created a meaningful pool of displaced deposits available for acquisition by well-positioned community banks. The heat map below illustrates deposit displacement by MSA as a percentage of the 2025 total deposit market with notable concentration in markets such as Dalton (24.7%), Sumter (32.9%), Macon (6.4%), and Savannah (16.2%). This gives us a runway to capture customers and talent disrupted by these M&A transactions.

Displacement of Total Market Deposits

Greensboro
13.2%
Raleigh
1.7%
Winston-Salem
7.5%
Charlotte
0.5%
Roanoke
10.2%
Virginia Beach
4.0%
Greenville
3.4%
Athens
24.7%
Durham
1.9%
Dalton
8.4%
Spartanburg
4.3%
Atlanta
8.4%
Augusta
6.4%
Myrtle Beach
7.3%
Macon
26.9%
Sumter
32.9%
Columbus
61.4%
Charleston
9.8%
Warner Robins
34.4%
Columbia
6.0%
Savannah
16.2%
Valdosta
19.4%
<1.0%
1.0%-5.0%
5.0%-10.0%
>10.0%

Source: S&P Global Market Intelligence; deposit data as of June 30, 2025. Includes transactions announced or completed since January 1, 2024, in the Southeast with a deal value greater than $100 million; the Pinnacle–Synovus merger shows deposits from both sides.
Our Core Markets
We provide banking services from nine full-service offices in eight separate MSA: in North Carolina, the Raleigh, Rocky Mount, Wilmington and Greensboro service areas; in Georgia, the Atlanta service area; in Virginia, the Virginia Beach service area; and in South Carolina, the Columbia and Greenville service areas. These four states, which comprise our core markets for our Commercial Banking line of business, are all top 10 in net domestic migration, which has accounted for their significant population expansion in recent years. Of community banks, we have a top five deposit market share in each of Rocky Mount, Raleigh-Cary and Wilmington MSAs, and hold the top deposit market share in our combined counties of operations. Our markets are a mix of higher-growth areas and stable markets with strong core deposits. We believe that we are well positioned to capture value in some of the fastest growing and most valuable markets in the country. Below is market information in the MSAs and selected counties in which we operate, as well as deposit information:

Market Area	Total Population 2026 (Estimated)	Gross Domestic Product ($ in billions)	Projected Population Change 2026-2031 (%)	Projected Median Household Income 2031 ($)	Projected Household Income Change 2026-2031 (%)	Unemployment Rate (%)
Raleigh-Cary MSA	1,611,719	110.6	8.3	121,727	13.3	3.0
Rocky Mount MSA	148,258	6.9	2.8	77,992	14.5	4.8
Wilmington MSA	498,333	17.7	9.0	96,508	13.0	3.4
Atlanta-Sandy Springs-Alpharetta MSA	6,500,242	471.7	4.2	106,823	11.4	3.3
Virginia Beach-Chesapeake-Norfolk MSA	1,795,848	104	0.7	98,678	11.2	3.6
Greensboro-High Point MSA	808,012	52.9	3.3	78,811	12.2	3.9

Market Area	Total Population 2026 (Estimated)	Gross Domestic Product ($ in billions)	Projected Population Change 2026-2031 (%)	Projected Median Household Income 2031 ($)	Projected Household Income Change 2026-2031 (%)	Unemployment Rate (%)
Columbia MSA	882,398	47.0	4.8	81,377	11.9	4.7
Greenville-Anderson-Greer MSA	1,018,490	50.8	6.6	87,836	14.3	4.6
Total	13,263,300	861.6	4.6(1)	101,964(1)	12.0(1)
United States			2.6		11.3	4.4
Southeast United States(2)			2.3		10.0	3.9

(1)	Population weighted estimate.
(2)	Southeast United States is defined as Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia.

Market Area(1)(2)	Year Entered	Market Deposits ($bn)	Market Rank	Deposit Market Share (%)	Branches	First Carolina Deposits ($mm)	Deposits Per Branch ($mm)	YoY Deposit Growth (%)
Raleigh-Cary MSA	2017	$103	7	1.87	2	1,919	960	7
Rocky Mount MSA	2000	$3	5	10.32	1	318	318	8
Wilmington MSA	2020	$26	12	0.66	1	175	175	26
Atlanta-Sandy Springs-Alpharetta MSA	2022	$240	54	0.05	1	119	119	19
Virginia Beach-Chesapeake-Norfolk MSA	2021	$30	13	0.58	1	175	175	36
Greensboro-High Point MSA	2009	$16	19	0.45	1	73	73	7
Columbia MSA	2022	$27	27	0.05	1	15	15	-59
Greenville-Anderson-Greer MSA	2023	$26	39	0.02	1	4	4	15

(1)	Source: S&P Global Market Intelligence and U.S. Bureau of Labor Statistics.
(2)
Unemployment data as of December 31, 2025; other market deposit data as of June 30, 2025; First Carolina deposit data as of December 31, 2025; total deposit and market share data shown inclusive of First Carolina’s December 31, 2025 deposit data; corporate deposits included in Raleigh-Cary MSA.

Raleigh–Cary, NC. Raleigh is one of the fastest growing and most dynamic economic hubs in the United States with over 39,000 businesses operating within the MSA in 2023. Raliegh is projected to significantly exceed national averages for 2026-2031 population growth and household income growth. Driven by robust job creation and a high quality of life, Raleigh’s population has surged to over 1.5 million in 2025 with a projected median household income of $107,467 in 2026. In 2025, Raleigh was ranked #1 Best Performing City by the Milken Institute. Raleigh is home to NC State University and major employers such as IBM, Cisco Systems, and Apple. An employment and education center, Raleigh attracts a highly educated workforce and significant business investment.
Atlanta, Georgia. The Atlanta MSA is the sixth largest metropolitan area in the United States with a 2025 population of 6.4 million and 163,000 business operating within the MSA in 2023. Atlanta has strong demographics and is projected by the U.S. Census Bureau to exceed the national average in population growth, median 2026 household income and change in household income from 2026 to 2031. Atlanta was ranked the sixth fastest growing city by Business Facilities. Atlanta serves as the headquarters of 15 Fortune 500 companies including Coca-Cola, Home Depot, UPS and Delta Air Lines. The Atlanta MSA is home to multiple universities and professional sports teams. Businesses are attracted to Atlanta by its strong economic opportunities, talent-rich labor pool, and position as the central hub of the Southeast.
Wilmington, NC. Wilmington is one of the fastest-growing cities in North Carolina, with a 2026-2031 projected population growth of 9%, well over the national average and with over 13,000 business operating within the MSA in 2023. This growth has cemented its status as a key economic hub for Southeastern North Carolina, attracting significant capital investment and a thriving tech scene. The University of North Carolina Wilmington serves as a critical anchor for the region and cultivates a skilled workforce which injects significant economic value into the area.

Rocky Mount, NC. A growing center for food production, distribution, and logistics, Rocky Mount has a population of approximately 150,000 and is expected to outpace US 2026-2031 projected population and Herfindahl-Hirschman Index (“HHI”) growth with a 2026-2031 HHI growth rate of 14.54%. With 3,000 businesses, it houses operations of major employers such as Pfizer, Novo Nordisk, and Honeywell. Rocky Mount plays a critical role in the supply chains for major national and global companies.
Virginia Beach, VA. Virginia Beach is one of the largest MSAs in Virginia with a 2025 population of over 1.7 million. With over 40,000 businesses operating within the MSA in 2022, Virginia Beach was ranked a top 40 best city in the U.S. to find a job in 2024 by WalletHub. The MSA is anchored by the Department of Defense and the Port of Virginia, one of the busiest cargo ports on the East Coast. This supports major industries in shipbuilding, logistics, and a large federal contracting ecosystem, which is complemented by a significant tourism sector centered in Virginia Beach. Virginia Beach is also home to Christopher Newport University and Hampton University and is the MSA with the largest military population in the country.
Greensboro, NC. Greensboro is a dynamic economic hub in North Carolina’s Piedmont Triad, experiencing significant growth driven by major investments in advanced manufacturing and technology. The city has recently attracted transformative projects, such as Toyota’s multi-billion-dollar battery plant and Boom Supersonic’s manufacturing facility. The economic expansion is supported by a robust ecosystem of higher education, including North Carolina A&T State University and the University of North Carolina at Greensboro. Greensboro has a projected HHI growth from 2026-2031 of 12.2%, above the national average. Greensboro has over 19,000 businesses operating within the MSA in 2023 and has been ranked as a top 25 best place to live in the nation by US News World Report in 2024.
Columbia, South Carolina. Columbia is the second largest market in South Carolina by population with a 2025 population of 874,647 and 19,000 businesses operating within the MSA in 2023. With a projected 2026 median household income of $72,751, Columbia is projected to exceed the national average in 2026-2031 population growth and 2026-2031 median household income growth with growth rates of 4.81% and 11.86% respectively. Forty-eight percent of Columbia’s population holds a bachelor’s degree or higher, and 90% are high school graduates. Raked the #5 “Southern City on the Rise in 2024” by Southern Living, Columbia is home to the University of South Carolina. As of 2022, 18,000 businesses operate within the MSA.
Greenville, South Carolina. With a 2025 population of just over 1 million and over 23,000 business in 2023, Greenville is the largest MSA in South Carolina by population. In 2024, Greenville was ranked the 4th best city to live by US News and World Report. Greenville is home to the Michelin North American headquarters as well as BMW’s only US manufacturing plant. With a projected 2026-2031 population growth of 6.65% and a projected 2026-2031 household income growth of 14.29%, Greenville is expected to exceed the national average for both population and HHI growth. Universities in the MSA include Anderson University, Bob Jones University, and Furman University.
*	Demographic data provided by Claritas based on U.S. Census data
**	Source: U.S. Bureau of Labor Statistics for MSAs; Alabama Department of Labor for counties; data as of August 2025
*** Source: FDIC; Deposit data as of 6/30/25

The Company operates across a four-state footprint encompassing approximately $288 billion in mid-sized bank deposits (defined as banks with $20 billion to $1 trillion in assets, capped at $5 billion per branch), which are increasingly concentrated among fewer institutions — Georgia ($122 billion), North Carolina ($104 billion), Southeastern Virginia ($37 billion), and South Carolina ($25 billion). This concentration creates substantial market share growth opportunity for a scaled local franchise. The continued thinning of the mid-tier banking segment, combined with First Carolina's top-ten deposit position within its footprint, underscores the scarcity value of the platform as regional consolidation continues.
Market Share Growth Opportunities1

Source: S&P Global Market Intelligence
(1)	Includes total deposits of banks with assets between $20 billion and $1 trillion in First Carolina MSAs in each respective state; deposit cap at $5 billion per branch.
(2)	Southeastern VA defined as Richmond and Virginia Beach-Chesapeake-Norfolk MSAs.
Our Performance
Over the course of our history, we have operated our business at high levels of performance, as seen in our return on average assets (“ROAA”) of 1.20% in 2021 and 1.25% in 2022, while maintaining peer-leading balance sheet growth, strong levels of capital and solid credit quality metrics. These elevated performance metrics were primarily driven by our strong revenue growth coupled with disciplined loan and deposit pricing and an efficient, branch light operating model. However, our net interest margin began to decline in 2023 as a result of the Federal Reserve increasing the target range for the federal funds rate by 525 basis points between March 2022 and July 2023 and a significantly more competitive deposit environment for all depository institutions. Additionally, the recent moderation in our profitability has reflected a deliberate strategic choice to prioritize our deposit portfolio and long-term infrastructure scalability over short-term earnings. Since 2023, we have purposefully invested in technology and human capital to support our pivot towards our Payments business and building a more sophisticated enterprise risk management framework for further growth in all lines of business. As we continue to grow our balance sheet and customer base, we will further leverage this expense base, which we believe will drive higher profitability metrics.

To bridge this transformation, we successfully raised proceeds of $45.4 million (before offering expenses) in common equity capital in the fourth quarter of 2024, allowing us to invest in our Payments business without compromising our balance sheet strength. During the first quarter of 2025 we acquired our Payments business, which is a nationwide low-cost deposit platform. Our Payments business has helped address our elevated deposit interest expense and added significant noninterest income to the Bank.

Note: Revenue defined as the sum of noninterest income and net interest income.
We further believe that these investments have built a scalable platform, positioning us to transition from a period of investment back to a high-profitability and high-growth business.
Additionally, we believe there will be additional opportunities to generate incremental fee income as we integrate and season our Payments business.

Operating Leverage
We have built a culture focused on strong revenue growth and prudent expense management, balanced with strategic investments in talent and technology to drive long-term operating leverage. We believe that superior operating performance and profitability in the future will be the result of a disciplined growth strategy, an efficient branch-light operating model, a focus on sophisticated commercial, real estate, higher education institutions and consumer clients, and the ability of our seasoned professionals to manage significant assets. This capacity is increasingly amplified by our national footprint, strategic technology enhancements, newly redesigned enterprise risk management platform and investment in human capital designed to create a scalable, efficient, and secure banking platform.
We remain focused on key efficiency metrics and believe that our results for the fourth quarter of 2025 begin to demonstrate our potential for improved efficiency and financial performance. We believe that our higher efficiency ratio and noninterest expense to average assets ratio during 2024 and 2025 highlight the investments we have made throughout our organization for the growth opportunities in front of us. During the first quarter of 2026, we began to realize noninterest expense savings following certain actions taken after the acquisition of BM Tech. These expense savings are being realized through an employee restructuring and reduction in force that occurred in 2025, as well as through implementation of a data analytics platform to significantly reduce fraud in our Payments business and BankMobile Platform and to help identify additional operational synergies. Additionally, we believe there will be strong revenue growth capabilities through incremental loan and deposit growth opportunities in our core Southeast markets and in our Payments business and BankMobile Platform businesses as well as incremental fee income growth identified through our data analytics platform via interchange income, account fees and payments. In summary, through incremental customer loan and deposit growth, improving expense management and increases in fee income, we believe our performance metrics will return to historical levels.

Loan and Deposit Portfolio
We have an attractive, commercially focused loan portfolio, with 12.2% C&I, loans, 10.0% owner-occupied CRE loans, 54.0% non-owner-occupied CRE loans, and 13.1% one-to-four-family residential loans as of March 31, 2026. In our general experience, approximately 2/3 of new loan originations come from existing client relationships, while the remaining 1/3 of new loan originations come from new clients—primarily professional investment real estate developers and investors in our core markets—seeking debt solutions for a range of commercial property types. Approximately 22.2% of our loan portfolio is comprised of owner-operated business loans, which includes C&I and owner-occupied CRE loans, and 64.5% of our portfolio consists of loans for investor-owned properties and projects, which includes non-owner-occupied CRE loans, multi-family loans, residential rental properties, and construction and land development loans. With respect to our consumer business, 99.5% of our consumer lending is secured by a home mortgage. We have had consistent gross loan growth of 16.9% CAGR since 2021. We believe that our knowledgeable and prudent approach to commercial lending results in relatively lower losses caused by defaults.
We fund our loan growth primarily through low-cost core customer deposits. Our ratio of core deposits (total deposits, less time deposits greater than $250,000 and brokered deposits) were 73.9% of total deposits as of March 31, 2026. Our loan to deposit ratio, as of March 31, 2026, was 90.5%. The strength of our deposit franchise results from our development and maintenance of long-standing customer relationships. Our relationship managers and branch managers actively seek lending relationships with our existing depositors. As of March 31, 2026, over 99.0% of our CRE borrowers have a deposit relationship with the Bank, and often our new originations come from existing customers. Additionally, we attract deposits from our commercial customers by providing them with personal service, a broad suite of commercial banking and treasury management products and convenient services such as remote deposit capture and commercial internet banking. We have built a strong core deposit base by providing quality products and services to customers in our market areas. We offer retail deposit services through our existing branch network, as well as mobile and online banking services. Core deposits totaled $2.191 billion, or 73.87% of total deposits, and noninterest-bearing deposits totaled $659 million, or 22.20% of total deposits, as of March 31, 2026. Our cost of total deposits was 2.63% for the quarter ended March 31, 2026.

Our Culture
Our culture is built on a foundation of stable, consistent leadership and a deeply ingrained winning mentality. This ethos promotes a collaborative workplace and an environment of transparency and shared purpose. Our leadership team, many of whom have been with the institution since its early days, champion a set of core values: being enterprising, intentional, responsive and considerate. This framework demonstrates a tangible commitment to how employees interact with customers, colleagues and the community, ensuring that a premium is placed on doing the day-to-day things in banking extremely well.
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Enterprising: We have a do-business attitude and are extremely resourceful in finding ways to work with customers. Our commercial bankers are entrepreneurial “player-coaches” with regional bank pedigrees and a keen focus on growing business organically.

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Intentional: We do what we say we are going to do, and we are thoughtful about the impacts of our actions, both internally and externally. We are constantly seeking new ways to increase shareholder value through growth opportunities, whether through traditional customer acquisition, developing niche business verticals or evaluating depository or non-depository acquisitions.

•	Responsive: We strive for frictionless banking experiences, answering the bell directly and quickly and working to exceed expectations in every service level in our business.
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Considerate: We lean into community needs in the markets we serve and conduct ourselves in a professional manner in every interaction we have with customers, shareholders, fellow coworkers, and those who regulate our industry.

Our culture is paramount to successfully abiding by our strategic pillars. The business strategy is both focused and scalable, targeting high-growth metropolitan markets across the Southeast with a branch-light infrastructure. This disciplined approach allows us to capitalize on significant market disruption, particularly the widespread consolidation among larger banks across the Southeast, creating opportunities to attract clients seeking more personalized service. The growth is underpinned by a robust credit culture, defined by conservative underwriting and a pristine balance sheet with minimal problem assets. The resulting financial performance, marked by consistent revenue growth, prudent expense management, and sustainable net income growth, reinforces the winning mentality and provides the resources to invest back into the team and community. These pillars are mutually beneficial and create a flywheel of shareholder value creation: a strong brand and culture attract top talent, which executes our strategy, leading to superior performance, which in turn strengthens the culture and validates the mission. Our five pillars of success are the following:
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Business Strategy & Vision: Based in southeastern metropolitan growth markets, our branch-light infrastructure allows us to be focused and scalable, especially when targeting de novo market expansion. We are committed to organic growth and empower employees by investing in people. Our business strategy allows us to compete on relationships, service, and speed and we believe this will be our competitive advantage for future growth opportunities. Our vision is to be at the forefront of industry innovation, as demonstrated by our strategic acquisition of our Payments business. This initiative reflects our commitment to setting new standards of excellence and differentiation in our field.

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Brand / Culture: With consistent leadership and a winning mentality, we adhere to our core values and commitment to the community. We emphasize collaborative decision making and service in all aspects. We firmly believe our culture sets us apart from our competitors which gives us a greater ability to recruit talented bankers and grow our customer base.

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Market Disruption: We believe the significant consolidation across the South and broader Southeast provides a strong backdrop for market share gains through customer and human capital dislocation. We believe our experience, management team, scale, infrastructure, and capital give us a unique opportunity to capitalize on this opportunity for the future.

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Credit: We believe that our conservative underwriting, excellent credit history, active and robust monitoring, and minimal nonperforming assets underscores the conservatism and reliability of our organization. Underwriting and our overall credit culture is a facet of the business we will never compromise.

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Performance: We are an industry leader in asset generation capabilities and revenue growth. Our consistent balance sheet and revenue growth, historical expense management, and new sources of fee income position us as industry leaders in overall performance.

Employee engagement and ownership are critical to our culture. We are purposeful about providing ownership opportunities to employees, aligning interests and a shared stake in our success. For instance, as of March 31, 2026, our directors and employees of the Bank beneficially owned approximately 19.4% of our common stock. A dedicated Culture Committee, open to applications from all employees, plans monthly events throughout the Bank for each office location and remote employees. Additionally, a Community Engagement Committee works monthly to create and offer volunteer opportunities for the team to give back to their community. Recognizing outstanding contributions is formalized through our annual “Waymakers Award,” which celebrates five employees who exemplify the Bank’s core values and commitment to excellence.
Recent Accolades
We are proud of our achievements and believe that they demonstrate and validate our vision and core values. Recent accolades include the following:
•	Best Places to Work: Recognized by Triangle Business Journal as a top employer in the Raleigh-Durham area.
•	Spirit of North Carolina Award: Awarded by the United Way of North Carolina for sustainability through engagement, highlighted the success of our fundraising campaigns.
•	Mid-Market Fast 40: Placed 11th by the state of North Carolina, which honors the state’s leading mid-market growth companies.
•	Small Business of the Year: Honored by the Rocky Mount Area Chamber of Commerce for our contributions and impact on the local business community in Rocky Mount.
This unique combination of consistent leadership, shared values, and genuine employee empowerment translates into exceptionally high employee satisfaction. It is a testament to the strength of the culture that resignations are a rare occurrence. We hope employees feel valued, connected to the Bank’s mission, and committed to the Bank’s success.
Competition
Commercial banking in our markets is extremely competitive. Our branch network reaches into eight distinct geographic areas: the Raleigh-Cary, NC MSA (Wake, Johnston and Franklin counties), the Rocky Mount, NC MSA (Nash and Edgecombe counties), the Wilmington MSA (New Hanover and Pender Counties), Rockingham County (Reidsville, NC), the Atlanta MSA, the Greenville MSA, the Columbia MSA, and the Virginia Beach-Norfolk-Newport News, VA-NC MSA. We compete in these market areas with large regional and nationwide banking organizations, other federally and state-chartered financial institutions such as savings and loan institutions and credit unions, mortgage companies, and other lenders engaged in the business of extending commercial credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. Our market area is also served by branches of the largest banks in the Southeast, some of which are among the largest institutions in the United States.
Despite the competition in our market area, we believe that superior customer service and locally made decisions distinguishes us from our competition. We offer customers modern banking services in a highly responsive bank environment. We provide personalized services and attract customers by being sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve, resulting in referrals from shareholders and satisfied customers. We also rely on targeted marketing to attract new customers. To enhance a positive image in the communities that we serve, we support and participate in local events and our officers and directors are active in supporting local civic and charitable organizations. With the rapid rate of consolidation in the banking industry over the last decade (including in our four-state market area), we believe that we are well-positioned as a home-grown, locally managed and owned community bank.
Intellectual Property
The protection of intellectual property, including trademarks, patents, copyrights, and domain names is critical to our success, particularly those relating to our BankMobile Platform. We protect our intellectual property rights by relying on federal, state and common law rights, and also on confidentiality procedures and contractual restrictions to establish and protect its proprietary rights in its products and service offerings. In addition, we have obtained patents and copyrights to protect key elements of our BankMobile Platform products and delivery methods and believes this intellectual property will allow us to continue to differentiate our business from our competitors. Effective protection of intellectual property rights is expensive, can frequently result in disputes that may require litigation to resolve, and may not be successful.
Seasonality
While we do not experience significant seasonality in our overall business, we do experience some seasonal deposit fluctuations correlating to the typical cycles of student enrollment in higher education institutions. We have experienced slightly lower deposit balances in June and July when student enrollment is lower and increased deposits in September and January when student enrollment is higher and individual account balances are generally at their peak.
Properties
We have continually grown our network of full-service banking offices, expanding from 6 branches in 2021 to 8 in 2022 and 9 since 2023.The following table sets forth information regarding our full-service banking offices as of the date of this prospectus.

Full-Service Office	Address	Year First Opened	Approximate Square Footage	Owned or Leased
Rocky Mount, NC	171 North Winstead Ave. Rocky Mount, NC 27804	2000	8,339	Owned
Reidsville, NC	604 South Scales St. Reidsville, NC 27320	2008	5,924	Owned
Raleigh, NC	2626 Glenwood Ave., Ste 190 Raleigh, NC 27608	2017	1,648	Leased
Wilmington, NC	5815 Oleander Drive, Ste 100 Wilmington, NC 28403	2020	7,278	Owned
Cary, NC	1405 Bradford View Drive Cary, NC 27519	2020	8,675	Owned
Virginia Beach, VA	1864 Laskin Road Virginia Beach, VA 23454	2021	3,960	Leased
Columbia, SC	3000 Devine St Columbia, SC 29205	2022	2,850	Leased
Atlanta, GA	125 Glenridge Point Pkwy Atlanta, GA 30342	2022	9,600	Owned
Greenville, SC	522 N. Church Street Greenville, SC 29601	2023	5,500	Owned

The following table sets forth information regarding non-branch business offices, which include our corporate/administrative offices in Raleigh and Rocky Mount. These locations are not deposit taking offices.

Non-Branch Office	Address	Year First Opened	Approximate Square Footage	Owned or Leased
Raleigh, NC (Corporate office–Company)	2626 Glenwood Ave. Raleigh, NC 27608	2015	28,733	Leased
Rocky Mount, NC (Corporate Office— Bank)	181 North Winstead Ave. Rocky Mount, NC 27804	2020	26,228	Owned

We believe that our property is maintained in good operating condition and is suitable and adequate for our operational needs.
Human Capital
As of March 31, 2026, we had 263 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement, and we consider relations with our employees to be good and have not experienced interruptions of operations due to labor disagreements.
Compensation and Benefits
We provide a competitive compensation and benefits program to help meet the needs of our employees. In addition to salaries, these programs include annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits—including 100% employer-paid medical premiums for employees and 90% employer-paid premiums for family coverage—flexible spending accounts, paid time off, parental and family leave, and a team member assistance program.
Learning and Development
We invest in the growth and development of our employees by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. In particular, we facilitate the educational and professional development of our employees through support to attend conferences and obtain licenses and certifications while employed by us. For instance, each year we select 5 to 10 employees and cover the full cost of their attendance for courses at the North Carolina School of Banking and the Georgia Banking School, giving them valuable opportunities to enhance their expertise and growth in the banking profession.
Legal Proceedings
From time to time, we are a party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

SUPERVISION AND REGULATION
Bank holding companies and state-chartered banks are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules and regulations that affect or will affect the Company and the Bank. This summary contains what management believes to be the material information related to the supervision and regulation of the Company and the Bank but is not intended to be an exhaustive description of the statutes or regulations applicable to their respective businesses. Supervision, regulation and examination of the Company and the Bank by regulatory agencies are intended primarily for the protection of depositors rather than shareholders of the Company. We cannot predict whether or in what form any proposed statute or regulation will be adopted or the extent to which our business may be affected by a statute or regulation. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.
General Regulatory and Supervisory Considerations
As a bank holding company, the Company is subject to regulation under the BHCA, and to the regulation, supervision, examination and reporting requirements of the Federal Reserve. The Company also is subject to certain limitations and restrictions under applicable North Carolina corporate laws, and the NCCOB is empowered to regulate certain acquisitions of North Carolina banks and holding companies, issue cease and desist orders for violations of North Carolina banking laws, and promulgate rules necessary to effectuate the purposes of those laws. As a North Carolina-chartered, non-member bank, the Bank is subject to the regulation, supervision, examination, and reporting requirements of the NCCOB and the FDIC.
Examinations by regulators consider not only compliance with applicable laws, regulations, and supervisory policies of the respective agency, but also capital levels, asset quality, risk management effectiveness, the ability and performance of management and the board of directors, the effectiveness of internal controls, earnings, liquidity, and various other factors. Following examinations by banking agencies, the Company and the Bank receive supervisory findings and ultimately are assigned supervisory ratings. Examination reports, supervisory ratings, and other actions under this supervisory framework, which are considered confidential supervisory information, can impact the conduct, growth, and profitability of the Company’s consolidated operations, possibly to a significant degree. Adverse supervisory findings can affect the Company’s strategic plan and activities, restrict growth, and increase costs, whether through required corrective actions or the imposition of penalties or fines.
The scope of the laws and regulations, and the intensity of the supervision to which the Company is subject may change from time to time. The timing and impact of any changes to the regulatory, enforcement, and supervisory priorities of the federal bank regulatory agencies is not known at this time. Changes in applicable law or regulation, and in their application by regulators, may have a material effect on the business of the Company and the Bank. The Company and the Bank will continue to closely monitor developments and changes.
Federal Bank Holding Company Regulation and Structure
The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before, among other things:
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it may acquire direct or indirect ownership or control of any voting securities of any other bank holding company if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the other bank holding company;

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it may acquire direct or indirect ownership or control of any voting securities of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of any class of voting securities of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or
•	it may merge or consolidate with any other bank holding company.
The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved, the convenience and needs of the communities to be served, the effectiveness of the parties in combatting money laundering activities, and whether the transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the CRA, both of which are discussed in more detail elsewhere in this prospectus.
Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require a company or other person to obtain regulatory approval or non-objection prior to acquiring “control” of a bank holding company or bank. Under either statute, a person has control of a bank holding company or bank if the person owns or controls 25% or more of any class of voting securities of the bank holding company or bank. Further, under Federal Reserve regulations, a company owning between 5% and 25% of any class of a bank holding company’s voting securities may be deemed to control a bank holding company under the BHCA based on established tiered presumptions that consider the full facts and circumstances of the relationship between a company and the subject bank holding company. Factors impacting a control determination include director representation, business relationships between the two companies, senior management interlocks, contractual limits on major operational or policy decisions of the bank holding company, and total equity ownership. Different presumptions of control apply as a company’s ownership of a class of voting securities in the bank holding company increases from 5%, to 10%, and to 15%. The regulations provide a procedure for challenging rebuttable presumptions of control.
Under the BHCA, a company with control over a bank or bank holding company generally must register as a bank holding company. The BHCA generally prohibits a bank holding company from engaging in, or acquiring control of a company engaged in, activities other than banking, managing or controlling banks or other permissible subsidiaries, and those activities that the Federal Reserve has determined to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.
Under the BHCA, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company’s insured depository institution subsidiaries are “well capitalized” and “well managed.” Additionally, the CRA rating of each subsidiary bank must be “Satisfactory” or better. A financial holding company generally must continue to satisfy these standards to avoid limitations on engaging in expanded financial activities. The Company has not elected to be treated as a financial holding company.
The Company is required to act as a source of financial strength for the Bank and to commit resources to support the Bank. This long-standing Federal Reserve doctrine was codified by the Dodd-Frank Act, which requires a bank holding company to provide financial assistance to any insured depository institution that it controls in the event of the financial distress of the insured depository institution. This support may be required at times when the Company might not be inclined to provide it. In addition, any capital loans made by the Company to the Bank will be repaid only after its deposits and various other obligations are repaid in full.
Change in Bank Control Act
The acquisition of 10% or more of a bank holding company’s outstanding common stock may, in certain circumstances, require non-objection of the Federal Reserve under the Change in Bank Control Act of 1978 (“Change in Bank Control Act”). The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act that generally requires persons who at any time intend to acquire control of an FDIC-insured, state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control is presumed to exist, although it is rebuttable, if a person acquires 10% or more, but less than 25%, of any class of voting securities and either:
•	the covered institution (i.e., the bank or bank holding company, as applicable) has registered securities under Section 12 of the Exchange Act; or
•	no other person owns, controls, or holds the power to vote a greater percentage of that class of voting securities immediately after the transaction.
The regulations provide a procedure for challenging rebuttable presumptions of control.

Bank Merger Act
Section 18(c) of the FDI Act, known as the “Bank Merger Act,” generally requires the prior written approval of the FDIC before any insured bank may (i) merge or consolidate with, (ii) purchase or otherwise acquire the assets of, or (iii) assume the deposit liabilities of, another bank if the resulting institution is to be a state, non-member bank.
The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction whose effect would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the FDIC finds that the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.
In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities, including in overseas branches, and the risk to the stability of the United States banking or financial system.
State Law
The Bank is subject to extensive supervision and regulation by the NCCOB. The NCCOB oversees state laws that set specific requirements for bank capital and that regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The NCCOB supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and such banks are required to make regular reports to the NCCOB describing in detail their resources, assets, liabilities, and financial condition. Among other things, the NCCOB regulates mergers and consolidations of state-chartered banks, capital requirements for banks, payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.
The NCCOB has extensive enforcement authority over North Carolina banks. Such authority includes the ability to issue cease and desist orders and to seek civil money penalties. The NCCOB may also take possession of a North Carolina bank in various circumstances, including for a violation of its charter or of applicable laws, operating in an unsafe and unsound manner, or as a result of an impairment of its capital, and may appoint a receiver.
The Bank is also subject to numerous other state and federal statutes and regulations that affect its business, activities and operations and is supervised and examined by the FDIC. As discussed above, the FDIC and the NCCOB regularly examine the operations of the Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches, the commencement of new activities or expansionary activity, and similar corporate actions.
The Company is also required to maintain registration as a bank holding company with the NCCOB. Subject to certain exceptions, the Company may not acquire control over another bank or bank holding company or consummate a merger or other combination transaction with another company without the prior approval of the NCCOB. The NCCOB also has authority to assert civil money penalties against a holding company if the NCCOB determines such holding company to be in violation of any banking laws and the holding company fails to comply with an NCCOB order to cease and desist from such violations of law.
Payment of Dividends and Other Restrictions
The Company is a legal entity separate and distinct from the Bank. While there are various legal and regulatory limitations under federal and state law on the extent to which banks can pay dividends or otherwise supply funds to holding companies, the principal source of cash revenues for the Company is proceeds from its capital raising activities and dividends from the Bank. The relevant federal and state regulatory agencies also have authority to prohibit a state bank or bank holding company, which would include the Bank and the Company, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of a bank, be deemed to constitute an unsafe or unsound practice in conducting its business. Additionally, insured depository institutions such as the Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).
According to guidance from the Federal Reserve, a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve supervisory guidance also indicates that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends.
Generally, a bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve. This prior notice requirement does not apply to any bank holding company that meets certain “well-capitalized” and “well-managed” standards and is not the subject of any unresolved supervisory issues. Pursuant to regulatory guidance, bank holding companies are also expected to consult with the Federal Reserve prior to proposed repurchases of common stock or other regulatory capital instruments, notwithstanding whether any formal prior written notice is required under applicable regulations.
Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company’s bank subsidiaries are classified as undercapitalized.
Capital Adequacy and Risk-Based Capital Requirements
The Federal Reserve and the FDIC employ similar capital adequacy guidelines in their examination and regulation of bank holding companies and insured depository institutions such as the Bank. These rules include risk-based capital requirements, the calculation of which involves a process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the bank’s capital base. An FDIC-supervised institution’s regulatory capital components are (i) common equity Tier 1 capital, (ii) additional Tier 1 capital and (iii) Tier 2 capital.
Under the generally applicable capital requirements of the Federal Reserve and the FDIC, bank holding companies (subject to certain exceptions) and banks are required to maintain a minimum common equity Tier 1 capital ratio of at least 4.5%, a Tier 1 risk-weighted capital ratio of at least 6%, a total risk-based capital ratio of at least 8%, and a Tier 1 leverage ratio of at least 4%. In addition, banking organizations are required to maintain a “capital conservation buffer” of 2.5% above the minimum risk-based capital requirements in order to avoid limits on capital distributions (such as dividends and equity repurchases) and certain discretionary bonus payments. The capital conservation buffer is designed to absorb losses during periods of economic stress and is comprised entirely of common equity Tier 1 capital.
Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business, such as the denial of approval to acquire or establish additional banks or non-bank businesses or the opening of new facilities. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.
Effective January 1, 2020, the federal banking agencies established an optional, simplified measure of capital adequacy for qualifying community banking organizations in lieu of the generally applicable capital rules, consistent with section 201 of the Economic Growth, Regulatory Relief and Consumer Protection Act. The community bank leverage ratio (“CBLR”) framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. A qualifying community banking organization is defined as having less than $10 billion in total consolidated assets, off-balance sheet exposures of 25% or less of total consolidated assets, and trading assets and liabilities of 5% or less of total consolidated assets. Qualifying community banking organizations that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% are considered to have satisfied the risk-based and leverage capital requirements in the generally applicable capital adequacy rules. In addition, these institutions are considered to have met the well-capitalized ratio requirements for purposes of the prompt corrective action framework of the FDI Act, which is described below. We have not opted into the CBLR framework, and, therefore, remain subject to the risk-based and leverage capital requirements in the generally applicable capital adequacy rules.
Historically, we had been operating under the Federal Reserve’s Small Bank Holding Company Policy Statement, which exempts bank holding companies with assets of less than $3.0 billion that are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities, and do not have a material amount of debt or equity securities registered with the SEC from the Federal Reserve’s generally applicable capital adequacy requirements. As of March 31, 2026, the Company’s total consolidated assets were $3.4 billion, and, accordingly, we do not qualify as a small bank holding company under the Federal Reserve’s policy statement. The Federal Reserve’s generally applicable capital requirements (discussed above) are applicable to the Company and its capital adequacy is evaluated by the Federal Reserve under those requirements.
The FDI Act requires the federal regulatory agencies to take “prompt corrective action” if a depository institution does not meet minimum capital requirements. The prompt corrective action regulations of the FDIC are applicable to the Bank, but not the Company. The FDI Act establishes five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. Under current regulations, an FDIC-insured bank will be:
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“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 8% or greater, a common equity Tier 1 capital ratio of 6.5% or greater, and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

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“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a common equity Tier 1 capital ratio of 4.5% or greater, and a leverage ratio of 4% or greater and is not “well capitalized”;

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“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 6%, a common equity Tier 1 capital ratio of less than 4.5%, or a leverage ratio of less than 4%;

•
“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 4%, a common equity Tier 1 capital ratio of less than 3%, or a leverage ratio of less than 3%; and

•	“critically undercapitalized” if the bank has a ratio of tangible equity to total assets that is equal to or less than 2%.
An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As to the latest fiscal year reporting period, the Bank was well capitalized under the above capital thresholds.
Various regulatory consequences apply if an FDIC-insured bank is less than “well capitalized.” For instance, an insured bank that is not “well capitalized” generally may not accept brokered deposits without obtaining a waiver from the FDIC.
Additionally, the FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be “undercapitalized.” “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank’s total assets at the time it became “undercapitalized”; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.”

“Significantly undercapitalized” insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.
Acquisitions
The Company must comply with numerous laws related to acquisition activity should it elect to pursue a strategic acquisition or combination. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. Further, the Bank Merger Act requires approval from the FDIC prior to the Bank merging with or acquiring the deposits of another bank. Current federal law generally authorizes interstate acquisitions of banks and bank holding companies without geographic limitation when the acquirer satisfies certain conditions, such as being well capitalized and well managed. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations.
Branching
With appropriate regulatory approvals, North Carolina commercial banks are authorized to establish branches both in North Carolina and in other states. As a result of the Dodd-Frank Act, federal law allows de novo interstate branching and branching through mergers. A bank that establishes a branch in another state may conduct any activity at that branch office that is permitted by the law of that state to the extent that the activity is permitted either for a state-bank chartered by that state or for a branch in the state of an out-of-state national bank.
FDIC Insurance Assessments
The FDIC insures the deposits of the Bank up to prescribed limits for each depositor, and the Bank’s deposits are subject to the deposit insurance premium assessments of the Deposit Insurance Fund, or DIF. The assessment paid by each DIF member institution is calculated by multiplying an institution’s assessment rate by its assessment base. An institution’s assessment base and assessment rate are determined each quarter. Since April 2011, the FDIC has defined a bank’s assessment base as its average consolidated total assets minus its average tangible equity.
The method for determining a bank’s risked-based assessment rate differs for small banks and large banks. Small banks, such as ours, are assigned an individual rate based on a formula using financial data and CAMELS ratings. A bank’s CAMELS ratings are assigned by its state and federal banking regulators based on such regulators’ periodic evaluation and rating of six essential components of an institution’s financial condition and operations. These component factors address the adequacy of capital (C), the quality of assets (A), the capability of management (M), the quality and level of earnings (E), the adequacy of liquidity (L), and sensitivity to market risk (S). For established small banks (those insured for five or more years), initial base assessment rates currently range from five to 32 basis points, with the initial assessment rates subject to adjustments that could increase or decrease the total base assessment rates. Possible adjustment to the initial assessment rates include: (1) a decrease of up to five basis points for long-term unsecured debt, including senior unsecured debt and subordinated debt; and (2) an increase for holding long-term unsecured or subordinated debt issued by other insured depository institutions known as the Depository Institution Debt Adjustment (“DIDA”).
The Bank’s total FDIC insurance assessments during 2025 and 2024 were $3.9 and $3.0 million respectively.
The FDIC may terminate insurance of deposits upon a finding that an institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.
Community Reinvestment Act
The CRA requires that, in connection with examinations of insured depository institutions within their respective jurisdictions, the federal banking agencies must evaluate the record of each financial institution in meeting the credit needs of its local community, including low— and moderate-income neighborhoods. A bank’s CRA performance is also considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities, and a CRA rating of less than “Satisfactory” may adversely affect the ability of a bank or its parent company to engage in such transactions. The FDIC’s evaluation of the Bank’s record of performance under the CRA is publicly available. The Bank received a “Satisfactory” rating in its last CRA examination.
On October 24, 2023, the federal banking agencies issued a final rule amending the CRA regulations, substantially revising how they evaluate an insured depository institution’s record of satisfying the credit needs of its entire communities, including low— and moderate-income individuals and neighborhoods. Under the final rule, it may be more challenging and costly for the Bank to achieve an “Outstanding” or “Satisfactory” CRA rating. Banks with assets of at least $2 billion will be considered large banks and their retail lending, retail services and products, community development financing, and community development services will be subject to periodic evaluation. Depending on a large bank’s geographic distribution of lending, the evaluation of retail lending may include assessment areas in which the bank extends loans but does not operate any deposit-taking facilities, in addition to assessment areas in which the bank has deposit-taking facilities. Most of the final rule’s new requirements are applicable beginning January 1, 2026. The remaining new requirements, including data reporting requirements, are applicable on January 1, 2027. On July 16, 2025, the FDIC, the Federal Reserve, and the OCC issued a joint notice of proposed rulemaking to rescind the final rule issued on October 24, 2023, and replace it with regulations substantively identical to those in effect on March 29, 2024.
Consumer Protection Laws
The Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Act, the Dodd-Frank Act’s prohibition on unfair, deceptive, or abusive acts or practices, and state law counterparts.
Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ non-public personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.
Dodd-Frank Act
Following the Great Recession of 2007–2009, the financial services industry experienced broad regulatory reform and a restructuring of the entire financial regulatory system. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law in 2010 and implemented many new changes in the way financial and banking operations are regulated in the United States, including through mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies, and imposing numerous other provisions intended to strengthen the financial services sector. The Dodd-Frank Act also provided for the creation of the Consumer Financial Protection Bureau, or the CFPB, which has supervisory and examination authority over banking organizations with greater than $10 billion in total assets as well as various non-bank providers with respect to certain federal consumer protection laws and regulations. The CFPB also is authorized to issue regulations designed to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive.
Additional Legislative and Regulatory Matters
The Bank Secrecy Act of 1970, or the BSA, and The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, require each financial institution: (i) to establish an effective anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.
The Treasury Department’s Office of Foreign Assets Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them, and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities.
Banking regulators examine banks for compliance with the BSA, USA PATRIOT Act, and economic sanctions regulations administered by OFAC, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.
The Sarbanes-Oxley Act mandated for public companies a variety of reforms intended to address corporate and accounting fraud and provided for the establishment of the Public Company Accounting Oversight Board (“PCAOB”) which enforces auditing, quality control and independence standards for firms that audit SEC-reporting companies. Sarbanes-Oxley imposes higher standards for auditor independence and restricts the provision of consulting services by auditing firms to companies they audit and requires that certain audit partners be rotated periodically. It also requires chief executive officers and chief financial officers, or their equivalents, to certify the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement and increases the oversight and authority of audit committees of publicly traded companies. As a public company we will be subject to the periodic reporting requirements of the Exchange Act.
Fiscal and Monetary Policy
Banking is a business that depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of the Company and the Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits.
Current and future legislation and the policies established by federal and state regulatory authorities will affect the future operations of the Company and the Bank. Banking legislation and regulations may limit the Company and the Bank’s growth and the return to their investors by restricting certain of their activities.
In addition, capital requirements could be changed and have the effect of restricting the activities of the Company and the Bank or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on the business of the Company or the Bank.
FHLB Membership
The Bank is a member of the FHLB of Atlanta, which is one of 11 regional FHLBs. The essential mission of the FHLBs is to provide liquidity to their members to support housing finance and community development. Each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and makes advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB and subject to the oversight of the Federal Housing Finance Agency. All advances from an FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

Real Estate Lending Evaluations
The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans.
Commercial Real Estate Concentrations
The Company’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. The federal banking regulators have issued final guidance to remind financial institutions of the risk posed by commercial real estate, or CRE, lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multi-family property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:
•	total reported loans for construction, land development and other land, or C&D, represent 100% or more of the institution’s total capital;
•	total CRE loans (excluding loans secured by owner-occupied properties) represent 300%; or
•	more of the institution’s total capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more during the prior 36 months.
As of March 31, 2026, the Company’s C&D concentration as a percentage of total capital was 79.2%, and the Company’s CRE concentration, net of owner-occupied loans, as a percentage of total capital was 483.5%. The foregoing concentrations are within the approved concentration guidelines established by the Bank’s Board of Directors in its credit policy.
Transactions with Affiliates
Sections 23A and 23B of the Federal Reserve Act, which the FDI Act makes applicable to a state non-member bank like ours in the same manner and to the same extent as if it were a member bank, establish parameters for an insured bank to conduct “covered transactions” with its affiliates, with the objective of limiting risk to the insured bank. Generally, Sections 23A and 23B (i) limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of the bank’s capital stock and surplus, and (ii) require that all “covered transactions” and certain other affiliates transactions be on terms substantially the same, or at least as favorable, to the bank or its subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to the affiliate, purchase of assets from the affiliate, issuance of a guarantee on behalf of the affiliate and several other types of transactions.
Limitations on Incentive Compensation
In October 2009, the Federal Reserve issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermine the safety and soundness of the organization. In June 2010, the Federal Reserve issued the incentive compensation guidance in final form and was joined in by the FDIC and the OCC. The final guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and reward and, thus, do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Section 956 of the Dodd-Frank Act requires the appropriate federal regulators (defined as the FDIC, the OCC, the Federal Reserve, the Federal Housing Finance Agency, the National Credit Union Administration, and the SEC) to jointly prescribe regulations or guidelines with respect to incentive-based compensation practices at certain financial institutions, which would include financial institutions like the Bank with more than $1 billion in assets. Proposals to implement Section 956 of the Dodd-Frank Act have been proposed in the past by the required federal regulators, but not adopted in final form. Whether or when all the required agencies will finalize the proposal is uncertain, and we are unable to determine at this juncture whether the proposal would materially impact our business or incentive compensation arrangements.
United States Department of Education
Our Payments business is subject to the regulations of the DOE, due to our student disbursements business, and is periodically examined by them.
Our contracts with most of our higher education institutional clients require us to comply with numerous laws and regulations, including, where applicable, regulations promulgated by the DOE regarding the handling of student financial aid funds received by institutions on behalf of their students under Title IV; FERPA; the Electronic Fund Transfer Act and Regulation E; the USA PATRIOT Act and related anti-money laundering requirements; and certain federal rules regarding safeguarding personal information, including rules implementing the privacy provisions of GLBA.
Because our Payments business provides services to some higher education institutions which involve handling federal student financial aid funds, BM Tech is considered a “third-party servicer” under Title IV of the Higher Education Act of 1965 and the related regulations (“Title IV”), which govern the administration of federal student financial aid programs. Those regulations require a third-party servicer annually to submit a compliance audit conducted by outside independent auditors that cover the servicer’s Title IV activities. Each year we are required to submit a “Compliance Attestation Examination of the Title IV Student Financial Assistance Programs” audit to the DOE, which includes a report by an independent audit firm. This yearly compliance audit submission to the DOE provides comfort to our higher education institution clients that it is in compliance with the applicable third-party servicer regulations. We also provide this compliance audit report to clients upon request to help them fulfill their compliance audit obligations as Title IV participating institutions.
Under the DOE’s regulations, a third-party servicer that contracts with a Title IV institution acts in the nature of a fiduciary in the administration of Title IV programs. Among other requirements, the regulations provide that a third-party servicer is jointly and severally liable with its client institution for any liability to DOE arising out of the servicer’s violation of Title IV or its implementing regulations. The DOE is also empowered to limit, suspend or terminate the violating servicer’s eligibility to act as a third-party servicer and to impose significant civil penalties on the violating servicer. We may enter into “Tier 1” arrangements with educational institutions, which are subject to more stringent regulations than certain other (“Tier 2” or “non-covered”) arrangements.
Additionally, on behalf of our higher education institution clients, we are required to comply with DOE’s cash management regulations regarding payment of financial aid credit balances to students and providing bank accounts to students that may be used for receiving such payments. Violations of Title IV or its implementing regulations could subject us to sanctions. There is limited enforcement and interpretive history of Title IV regulations.
Privacy and Data Security
We are subject to complex and evolving laws and regulations governing the privacy and security of personal information associated with consumers, prospective, current and former customers, employees and contractors, and other individuals. For example, financial institutions are required by Title V of the Gramm-Leach-Bliley Act of 1999 (the “GLBA”) to disclose certain information to consumers regarding their privacy and security practices with respective to personal information. The GLBA imposes additional requirements, including restrictions on when and to which entities financial institutions may disclose personal information and how personal information can be used, as well as data security requirements. Another example of a federal privacy law with which we must comply is the Fair Credit Reporting Act, which imposes requirements on our use of consumer reports.
In addition to federal privacy and data security laws and regulations, numerous state laws and regulations govern the privacy and security of personal information, and state legislatures have been actively considering and enacting new legislation. For example, some states have enacted financial privacy laws and regulations that are similar to the GLBA’s privacy requirements. Many states have enacted comprehensive privacy laws, such as the California Consumer Privacy

Act. To the extent applicable, these laws and regulations may impose additional and/or different requirements than federal law, may present implementation challenges, could be an enforcement priority for the state regulators, and could generate increased lawsuits by consumers and other individuals.
We are also subject to laws and regulations governing how we respond to data breaches, cybersecurity incidents, and similar matters. At the federal level, the Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice addresses financial institutions’ notification of customers and regulators when unauthorized access to sensitive customer information occurs.
The U.S. federal bank regulatory agencies have also established computer-security incident notification requirements for banking organizations and bank service providers. A bank holding company, such as the Company, and an FDIC-supervised depository institution, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, as soon as possible and no later than 36 hours after a determination that a computer-security incident that rises to the level of a notification incident has occurred. A notification incident may include a major computer system failure; a cyber-related interruption, such as a distributed denial of service or ransomware attack; or another type of significant operational interruption.
SEC rules also require disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy, and governance.
In addition to our obligation to address federal standards related to data breaches, cybersecurity incidents, and similar matters, all 50 states have breach notification laws. State breach notification laws present additional or different notification requirements than those arising under federal law. Evaluating and addressing our obligations under these laws adds complexity to our incident response process, and the nature of these laws may present compliance challenges.
The application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in light of new and rapidly evolving data-driven technologies and significant increases in computing power. These laws and regulations are constantly evolving, remain a focus of regulators, and will continue to have a significant impact on our business and operations. Violations of these laws and regulations can give rise to enforcement actions by governmental agencies and to private lawsuits for damages and other forms of relief.
Evolving Legislation and Regulatory Action
New laws or regulations or changes to existing laws and regulations, including changes in interpretation or enforcement, could materially adversely affect our financial condition or results of operations.

MANAGEMENT
The following table sets forth certain information regarding our executive officers and our board of directors as of June 8, 2026.

Name	Age	Position(s)
Executive Officers
Ronald A. Day	60	Chairman, President and Chief Executive Officer of the Company and the Bank
Steven G. Deaton	63	Chief Financial Officer and Chief Risk Officer of the Company and the Bank
Douglas Ford, IV	57	Chief Banking Officer of the Bank
Kristen D. Brabble	35	Chief Operating Officer of the Company and the Bank
Patrick W. Pritchard	56	Chief Information Officer of the Bank
O. Stokes Suiter, III	61	Chief Credit Officer of the Bank

Non-Employee Directors
Vincent C. Andracchio, II	59	Director
Sandra B. Boone	76	Director
John J. Ferebee, Jr.	67	Director
Gregory E. Floyd	49	Director
John W. Gussenhoven	79	Director
James A. Lucas, Jr.	74	Director
David S. Oyler	57	Director
Charles A. Paul, III	60	Director
Charles A. Robbins, Jr.	79	Director
Kevin M. Shannon	69	Director

Executive Officers
Ronald A. Day has served as Chief Executive Officer, President and member of our board of directors since July 2012. In February 2026, Mr. Day was elected by our board of directors as Chairman. Earlier in his career, Mr. Day served in various senior executive positions within the banking industry, including Chief Operating Officer and Executive Vice President of Sales, Strategy and Development for RBC Bank (USA), Chairman of RBC Centura Card Bank, and President and Chief Operating Officer of Bank of Hampton Roads and Gateway Bank prior to their mergers into Xenith Bank and later Atlantic Union Bank. Mr. Day holds a B.S. in Business Administration with a concentration in Finance from the University of North Carolina at Chapel Hill. We believe Mr. Day is qualified to serve as a member of our board of directors because of his long-standing leadership in the banking industry and experience building and leading our business and strategy as Chief Executive Officer, President and member of our board of directors for the past 14 years.
Steven G. Deaton has served as our Chief Financial Officer and Chief Risk Officer, and as Chief Risk Officer of the Bank, since May 2024, and Chief Financial Officer of the Bank since April 2026. From March 2022 to May 2024, Mr. Deaton also served in such roles as Chief Credit Officer and Executive Managing Director—Enterprise Risk Management of the Bank. Mr. Deaton has more than 30 years of experience in senior executive positions across real estate banking, commercial, small business and consumer banking, as well as credit administration and enterprise risk management. From January 2019 to March 2022, Mr. Deaton served as President and Chief Executive Officer of Cornerstone Bank, where he also served as a member of its board of directors and board of directors of its parent company, Cornerstone Bancshares, Inc., prior to its merger into CoastalSouth Bancshares, Inc. in 2021. Prior to joining Cornerstone, Mr. Deaton served in various roles at State Bank & Trust Company, which is now part of Huntington Bank, N.A. Mr. Deaton holds a B.S. in Business Administration with a concentration in Finance from the University of North Carolina at Chapel Hill.
Douglas Ford, IV has served as Chief Banking Officer of the Bank since May 2024. Since joining the Bank in August 2019, Mr. Ford has served in various senior management positions at the Bank including Executive Managing

Director of Commercial Banking and Wealth Management. Prior to that, Mr. Ford was Manager of the Middle Market Division at Pinnacle Financial Partners, formerly Bank of North Carolina, where he launched the middle market banking platform. Mr. Ford holds a B.S. in Business Administration with a concentration in Finance from East Carolina University.
Kristen D. Brabble has served as our Chief Operating Officer since August 2019, and Chief Operating Officer and Chief Administrative Officer of the Bank since August 2019 and August 2017, respectively. Ms. Brabble has over 16 years of experience at our organization serving in various roles including Corporate Officer & Director of Retail Banking of the Bank. Ms. Brabble holds an A.A. in Business Administration from Pitt Community College and a B.A. in Interdisciplinary Studies from Arizona State University.
Patrick W. Pritchard has served as Chief Information Officer of the Bank since August 2024. Mr. Pritchard joined the Bank in March 2023 as Executive Managing Director of Fintech, Operations and Information Technology, a position he held until August 2024. From February 2015 to March 2023, Mr. Pritchard served in various positions at Pinnacle Financial Partners, Inc., including Executive Vice President and Banking Operations Manager. Earlier in his career, Mr. Pritchard held roles at RBC Bank (USA). Mr. Pritchard holds a B.A. in History from the University of North Carolina at Chapel Hill, an MBA from Appalachian State University and a M.A. in Accounting from Nova Southeastern University.
O. Stokes Suiter, III has served as Chief Credit Officer of the Bank since May 2024. Mr. Suiter has over 35 years of banking experience, primarily in credit and risk management. Mr. Suiter joined the Bank in 2012 and has served in various other roles, including Chief Risk Officer from April 2019 to May 2024. Earlier in his career, Mr. Suiter held various positions at RBC Bank (USA) and Wachovia Bank, N.A. Mr. Suiter holds a B.S. in Business Administration with a concentration in Finance from the University of North Carolina at Chapel Hill.
Non-Employee Directors
Vincent C. Andracchio, II has served as a member of our board of directors since October 2016. Since 1989, Mr. Andracchio has served in various capacities at Guardian Holdings, Inc., a North Carolina holding company focused primarily on the quick service restaurant industry, including as Chairman and Chief Executive Officer. Mr. Andracchio has held directorship roles at various organizations, including as Vice Chairman and Chair of the Finance Committee of North Carolina Wesleyan University, Chairman of Nash UNC Health Care, and Director of Financial Service Centers of America. Mr. Andracchio holds a B.S. in Business Administration from Wake Forest University. We believe that Mr. Andracchio is qualified to serve on our board of directors due to his extensive financial, accounting and business experience.
Sandra B. Boone has served as a member of our board of directors since May 2014. Since 1988, Ms. Boone has served as the Chief Financial Officer and Corporate Secretary of Frontier Trailer Associates, Inc. Ms. Boone holds a Business Diploma from Hardbarger Business College. We believe Ms. Boone is qualified to serve on our board of directors due to her extensive management experience and deep familiarity with our operations over her existing tenure as a board member.
John J. Ferebee, Jr. has served as a founding member of our board of directors since July 2012 and served as our Chairman from January 2018 to February 2026. Mr. Ferebee serves as Member/Manager of Ferebee Properties Operating Co. LLC as well as President of Maritime Properties, Inc. Through these entities, Mr. Ferebee manages and oversees an extensive real estate portfolio in North Carolina. Mr. Ferebee holds a B.S. in Business Administration and an M.B.A. with concentrations in Finance and Real Estate from the University of North Carolina at Chapel Hill. We believe Mr. Ferebee is qualified to serve on our board of directors due to his extensive experience in real estate development and portfolio management, and deep familiarity with our operations over his existing tenure as a board member.
Gregory E. Floyd has served as a member of our board of directors since April 2023. Since March 2010, Mr. Floyd has served as President and Principal of S&F Family Office (and its predecessors in interest), which owns and operates Piggly Wiggly supermarkets throughout eastern North Carolina and also owns and manages retail pharmacies, and other significant commercial real estate investments. From 2002 to 2010, Mr. Floyd served as a partner at White & Allen, P.A with a practice focused on litigation, including complex business litigation and an appellate practice. Mr. Floyd has served as Chairman and member of the board of directors of the North Carolina Retail Merchants Association, and Chairman and a longstanding member of the board of the Carolinas Food Industry Council. Mr. Floyd holds a B.A. in Economics from Reed College and a J.D. from Campbell University School of Law. We believe Mr. Floyd is qualified to serve on our board of directors due to his extensive legal and business experience.

John W. Gussenhoven has served as a member of our board of directors since 2014. Prior to his retirement in 1997, Mr. Gussenhoven started his career at Citibank and eventually joined the insurance brokerage firm of Johnson & Higgins where he held various leadership positions as Partner, until the sale of the company to Marsh McLennan in 1997. We believe Mr. Gussenhoven is qualified to serve on our board of directors due to his financial leadership experience and deep familiarity with our operations over his existing tenure as a board member.
James A. Lucas, Jr. has served as a member of our board of directors since April 2018. Since 1985, Mr. Lucas has been a partner at James A. Lucas and Company, L.L.P., Certified Public Accountants. Mr. Lucas served on the board of directors of Crescent Financial Corporation, and its successor VantageSouth Bancshares Inc., from 1998 to 2014. Mr. Lucas holds a B.S. in Business Administration from the University of North Carolina at Chapel Hill and was certified as a CPA in 1975. We believe Mr. Lucas is qualified to serve on our board of directors due to his extensive public accounting experience and his prior public company directorship service.
David S. Oyler has served as a member of our board of directors since April 2023. Mr. Oyler brings over 33 years of business leadership experience, including 26 years serving executive roles as Chief Executive Officer or President. Since 2018, Mr. Oyler has served as President and Owner of Trifecta Capital Management Corp overseeing strategic investments and corporate governance. We believe Mr. Oyler is qualified to serve on our board of directors due to his extensive financial and management experience.
Charles A. Paul, III has served as a member of our board of directors since August 2017. Since 2000, Mr. Paul has been a Managing Partner of Harbor Island Partners, LLC, and since 2010, Mr. Paul has served as President and Chief Executive Officer of Bald Head Island Limited, LLC, the principal owner, operator and developer of Bald Head Island. Mr. Paul served on the board of directors of Crescent Financial Corporation, and its successor VantageSouth Bancshares Inc., from 1998 to 2014. From 2014 to 2018, Mr. Paul served as a member of the North Carolina Banking Commission. Mr. Paul holds a B.A. in Economics from the College of the Holy Cross and an M.B.A. from Harvard University. We believe Mr. Paul is qualified to serve on our board of directors due to his extensive banking and management experience, and his prior public company directorship service.
Charles A. Robbins, Jr. has served as a founding member of our board of directors since July 2012. From 2000 to September 2023, Mr. Robbins served as President, Chief Executive Officer and Chairman of the board of directors of COECO Office Systems. In September 2023, Mr. Robbins transitioned to the role of Chairman Emeritus and retired in June 2024. Mr. Robbins holds a B.A. from the University of North Carolina at Chapel Hill. We believe that Mr. Robbins is qualified to serve on our board of directors due to his executive leadership experience and financial expertise.
Kevin M. Shannon has served as a member of our board of directors since February 2025. Since 2007, Mr. Shannon has served as Founder and Managing Director of CROSH Consulting, LLC, a banking consultancy. Prior to founding CROSH Consulting, Mr. Shannon had a 24-year career at Bank of America, departing the organization in 2006 as Senior Vice President and Enterprise Credit Risk Executive. Mr. Shannon holds a B.S. in Business Administration with a concentration in Marketing and an M.B.A., both from East Carolina University. We believe Mr. Shannon is qualified to serve on our board of directors due to his extensive financial experience and expertise in credit risk management and consumer lending operations.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our Articles and our Bylaws provide that the number of members of our board of directors shall be established from time to time by our board of directors. Immediately following the completion of this offering, our board of directors will initially be composed of 11 members and Ronald A. Day will serve as the chairman of our board of directors.
Election of Directors
In accordance with the terms of our Bylaws, each of our directors will be elected for a one-year term until the following annual meeting of shareholders or until their successors are elected and qualified.
Director Selection Process
Our Bylaws provide that nominations of persons for election to the board of directors may be made by or at the direction of our board of directors or by any shareholder entitled to vote for the election of directors at the annual meeting who complies with certain advance notice procedures. The nominating and corporate governance committee is responsible for identifying and recommending candidates to the board as vacancies occur. Director candidates are evaluated using certain established criteria, including familiarity with the financial services industry, their professional experience and their leadership qualities. The nominating and corporate governance committee will also take into account the candidate’s level of financial literacy, determination of the person’s independence as a director, and non-business-related activities and experience. The nominating and corporate governance committee is responsible for monitoring the mix of skills and experience of the directors in order to assess whether the board has the necessary tools to perform its oversight function effectively. Although we do not have a separate diversity policy, the nominating and corporate governance committee considers the diversity of our directors and nominees in terms of knowledge, experience, skills, expertise and other demographics that may contribute to our board of directors. The nominating and corporate governance committee will also evaluate candidates recommended by shareholders; provided that such candidates are nominated in accordance with the applicable provisions of our Bylaws.
Director Independence
We have applied to list our common stock on the NYSE and, upon successful listing, we will be required to comply with the rules of the NYSE with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the NYSE, independent directors must comprise a majority of our board of directors within a specified period of time following this offering. The rules of the NYSE, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.
Our board of directors has evaluated the independence of its members based upon the rules of the NYSE and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Ronald A. Day and Kevin M. Shannon, each of our current directors is an independent director, as defined under the applicable rules.
Lead Independent Director
Our board of directors has adopted corporate governance guidelines, to be effective prior to the completion of the offering, that provide that if the chairman of our board of directors is not an independent director, our independent directors shall designate a lead independent director. Our independent directors have designated John J. Ferebee, Jr. to serve as our lead independent director. As lead independent director, Mr. Ferebee will have the following duties and responsibilities:
•	serving as a liaison between our chairman/CEO and the independent directors;
•	facilitating discussion and open dialogue among the independent directors during board meetings, executive sessions and outside of board meetings;
•	presiding at executive sessions and calling meetings of the non-management directors and/or independent directors;
•	being available to consult with our chairman to develop board meeting agendas, materials and schedules, including to ensure that there is sufficient time for discussion of all agenda items; and
•	ensuring availability for consultation and direct communication with our shareholders, if requested and in coordination with senior management.
Board Committees
Our board of directors has established three standing committees in connection with the discharge of its responsibilities—the audit committee, the compensation committee, and the nominating and corporate governance committee. These committees perform the same functions for the Bank. Our board of directors also maintains the authority to appoint additional committees to perform certain management and administrative functions. Our board of directors has adopted written charters for each of these committees, copies of which will be available on our website following this offering. As necessary from time to time, special committees may be established by our board of directors to address certain issues. Our board of directors may, from time to time, establish other committees.

Audit Committee
Our audit committee is responsible for, among other things:
•	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing with our independent registered public accounting firm the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters.
Our audit committee consists of Charles A. Paul, III, Vincent C. Andracchio, II, John J. Ferebee, Jr., Gregory E. Floyd, James A. Lucas, Jr. and David S. Oyler, with Charles A. Paul, III serving as chair. Rule 10A-3 under the Exchange Act and the rules of the NYSE require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that each member of our audit committee meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the rules of the NYSE. Each member of our audit committee also meets the financial literacy requirements of the NYSE. In addition, our board of directors has determined that each member of our audit committee will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which will be available on our principal corporate website at www.firstcarolinabank.com concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Compensation Committee
Our compensation committee is responsible for, among other things:
•	reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;
•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, and any other compensatory arrangements for our executive officers;
•	overseeing our compensation and employee benefit plans; and
•	appointing and overseeing any compensation consultants.
Our compensation committee consists of James A. Lucas, Jr., Vincent C. Andracchio, II, John J. Ferebee, Jr. and Charles A. Paul, III, with James A. Lucas, Jr. serving as chair. Our board has determined each member of our compensation committee meets the definition of “independent director” for purposes of serving on the compensation committee under the rules of the NYSE. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our board of directors has adopted a written charter for the compensation committee, which will be available on our principal corporate website at www.firstcarolinabank.com concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is responsible for, among other things:
•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•	evaluating the overall effectiveness of our board of directors and its committees; and
•	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.
Our nominating and corporate governance committee consists of Gregory E. Floyd, John J. Ferebee, Jr., David S. Oyler and Charles A. Paul, III, with Gregory E. Floyd serving as chair. Our board has determined that each member of our nominating and corporate governance committee meets the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the rules of the NYSE. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.firstcarolinabank.com concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Risk Oversight Committee
The risk oversight committee will be responsible for, among other matters:
•	assessing whether the risk management functions provide proper oversight of the Company’s risk profile consistent with the risk appetite established by our board of directors;
•	ensuring issues and concerns are elevated to our board of directors and the audit committee, as appropriate;
•
assisting our board of directors in defining our risk appetite in our Risk Appetite Statement, including by reviewing our Risk Appetite Statement and recommending to our board of directors any changes thereto;

•
reviewing, and assessing the effectiveness of, our Enterprise Risk Management program (as established and described in our Enterprise Risk Management Policy), including management’s implementation thereof, and recommending to our board of directors any changes thereto;

•	monitoring regulatory matters, including regulatory developments and results of examinations; and
•	evaluating the adequacy of resource allocations to the risk management functions.
Our risk oversight committee consists of Kevin M. Shannon, Vincent C. Andracchio, II, Ronald A. Day, John J. Ferebee, Jr., Gregory E. Floyd and Charles A. Paul, III, with Kevin M. Shannon serving as chair. Our board of directors has adopted a written charter for the risk oversight committee.
Executive Committee
Our executive committee will be empowered to exercise the authority of the board of directors between meetings, except as limited by our written charter, North Carolina law, our Articles, our Bylaws or other applicable laws and regulations.
Our executive committee consists of Ronald A. Day, John J. Ferebee, Jr., Charles A. Paul, III, James A. Lucas, Jr., Vincent C. Andracchio, II, David S. Oyler, Gregory E. Floyd and Kevin M. Shannon, with Ronald A. Day serving as chair.
Trust Committee
The trust committee, which is organized at the Bank level, is responsible for, among other things:
•	Providing oversight over the approval, acceptance and closing of all fiduciary accounts, including review of all invested funds held in a fiduciary capacity;
•	Reviewing the activities of the Bank’s Trust Department within the Bank’s Trust and Wealth Division, which operates under the First Carolina Wealth brand name;

•	Reviewing and approving the annual operating budget for the Bank’s Trust Department and annual goals;
•	Reviewing fiduciary and agency accounts to ensure compliance with investment objectives and performance, applicable laws and regulations and bank policies;
•	Resolving issues related to conflicts of interest, ethics and self-dealing within the Bank’s Trust Department;
•	Reviewing the Bank management’s annual review of major vendor and outsourcing contracts;
•	Reviewing and approving the introduction of new First Carolina Wealth products and services and entry into new markets; and
•	Reviewing threatened or pending litigation against First Carolina Wealth regarding its fiduciary operations.
Our Bank’s trust committee consists of David S. Oyler, Vincent C. Andracchio, II, Sandra B. Boone, Ronald A. Day, Gregory E. Floyd, John W. Gussenhoven, James A. Lucas, Jr., Charles A. Robbins, Jr. and Kevin M. Shannon, with David S. Oyler serving as chair.
Board Oversight of Risk Management
Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.
The risk oversight committee reviews, and assesses the effectiveness of, our enterprise risk management program, which is designed to assist our board of directors, management, and our business lines in identifying and monitoring major risks to mitigate potential losses or adverse impacts to the Company’s position. Our risk oversight committee also reviews the strategies, policies, procedures, reports, models and systems established by management to identify, assess, measure, and manage the major risks facing us. The audit committee is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting) and, through its oversight of our internal audit function, assessing the overall effectiveness of our risk management framework.
The compensation committee has primary responsibility for risks and exposures associated with our human resources, compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee reviews and approves all human resources and talent-related components of our risk metrics, Further, the compensation committee, in conjunction with our Chief Human Resources Officer and other members of our senior management as appropriate, is responsible for overseeing whether our incentive compensation arrangements are consistent with our compensation philosophy and applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The nominating and corporate governance committee oversees risks associated with the independence of our board of directors and potential conflicts of interest.
Our senior management is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.
The role of our board of directors in our risk oversight is consistent with our leadership structure, with our senior management having responsibility for identifying, assessing, measuring and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Indemnification and Insurance
We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. Our Articles and Bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with all of our directors and executive officers that provide them and certain of their affiliated parties with additional indemnification and related rights. See the section entitled “Description of Capital Stock-Limitation on Liability and Indemnification.”
Code of Conduct and Ethics
Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our principal corporate website at www.firstcarolinabank.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference. In addition, we intend to post on our website all disclosures that are required by law or the rules of the NYSE concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. For the fiscal year ended December 31, 2025, our “named executive officers” or “NEOs” and their positions were as follows:
•	Ronald A. Day, Chairman, President and Chief Executive Officer;
•	Steven G. Deaton, Chief Financial Officer and Chief Risk Officer; and
•	Douglas Ford, IV, Chief Banking Officer of the Bank.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
2025 Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Ronald A. Day (Chairman, President and Chief Executive Officer of the Company and the Bank)	2025	$868,269	$150,000	$700,000	—	$629,766	$2,348,035
Steven G. Deaton (Chief Financial Officer and Chief Risk Officer of the Company and the Bank)	2025	$589,231	$133,000	$350,000	—	$782,969	$1,855,199
Douglas Ford, IV (Chief Banking Officer of the Bank)	2025	$598,077	—	$350,000	—	$450,443	$1,398,520

(1)	The amounts reported represent the NEO’s base salary earned during the fiscal year covered.
(2)
The amounts reported in this column represent the value of time-based restricted shares granted to the NEOs based on the grant date fair value of the awards granted in the year shown computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718.

(3)
Amounts for 2025 reflect perquisites and other benefits received by the NEOs including (i) 401(k) matching contributions of $21,000, $14,425 and $15,115 for Messrs. Day, Deaton and Ford, respectively, (ii) auto allowance of $6,000 for Mr. Day, (iii) country club dues of $15,636 for Mr. Day, (iv) executive physical of $4,150 for Mr. Deaton, (v) the economic benefit of the employer-paid premiums for bank-owned life insurance in the amount of $343,774, $724,661 and $332,689, for Messrs. Day, Deaton and Ford, respectively, which were paid in full and are not anticipated to be a regular recurring expense, and (vi) tax gross ups on vested stock in the amount of $243,356, $39,733 and $102,639, for Messrs. Day, Deaton and Ford, respectively.

2025 Elements of Compensation
For 2025, the compensation that we paid to our NEOs consisted primarily of base salary and short-term and long-term incentive opportunities, as described more fully below. In addition, our NEOs are eligible for participation in company-wide welfare benefit plans, and we provide our NEOs with certain welfare benefits and perquisites not available to our employees generally.
Base Salary
Base salary represents the fixed portion of each NEO’s compensation and is intended to provide compensation for expected day-to-day performance. Our NEOs received aggregate salaries for 2025 in the amounts reported in the Summary Compensation Table. For 2026, Mr. Day’s salary is $750,000, Mr. Deaton’s salary is $600,000 and Mr. Ford’s salary is $600,000.

Bonus
Our NEOs are eligible to receive discretionary bonuses from time to time as determined or approved by the Board based on the NEO’s performance relative to the NEO’s responsibilities, goals and objectives, which may or may not include financial metrics.
Equity Incentive Compensation
Each year our NEOs are eligible to receive equity awards. In 2025, our NEOs received equity awards in the form of restricted stock (the “2025 Annual Grants”). The 2025 Annual Grants are subject to a time-based vesting condition that is satisfied as to ten percent (10%) of the total underlying shares subject to the award on an annual basis over a ten-year vesting period, subject to the continued provision of services through each applicable vesting date.
Retirement Benefits
Each of our NEOs is eligible to participate in our qualified defined contribution retirement plan (i.e., our 401(k) Plan) under the same terms as our other eligible employees. We provide these benefits in order to foster the development of our employees’, including our NEOs’, long-term careers with us. We do not provide defined benefit pension benefits or nonqualified or excess retirement benefits to any of our NEOs.
Health and Welfare Benefits
Each of our NEOs is eligible to receive the same health and welfare benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance, and life and disability insurance plans.
Other Benefits and Perquisites
In addition to the benefits that all of our employees are eligible to receive, our NEOs are eligible for certain other perquisites. For 2025, these additional benefits and perquisites included Company-paid automobile benefits, country club dues, executive physical, bank-owned life insurance premiums which were paid in full and are not anticipated to be a regular recurring expense, and tax gross ups for vested stock, a practice that has been discontinued for awards granted after 2023. These perquisites are included in the footnotes to the Summary Compensation Table.
Death Only Benefits (DBO) Agreements with NEOs
We have entered into DBO agreements (the “DBO agreements”) with each of our NEOs. Under each DBO agreement, if an NEO dies prior to a termination of employment or attaining age 68 (whichever occurs first), we will pay a lump-sum death benefit to the NEO’s designated beneficiary equal to the lesser of (a) two times the NEO's base salary at the time of death or (b) fifty percent of the net amount at risk under the applicable life insurance policy, plus an additional twenty-five percent of (a). Payment is contingent upon the Company maintaining an enforceable life insurance policy on the NEO's life as a general asset and is made in a single lump sum within ninety (90) days after proof of death. No benefit is payable if employment terminates prior to death, if the NEO had committed suicide prior to the third anniversary of the DBO agreement, or upon the NEO's material misstatement of fact on any application or resume provided to the Company, or any application for benefits provided by the Company to the NEO. All obligations terminate upon the appointment of the FDIC as receiver by the North Carolina Commissioner of Banks.
Employment Agreements with NEOs
The Company has employment agreements with Messrs. Day, Ford and Deaton (the “NEO employment agreements”). Each NEO employment agreement provides for “at-will” employment and the compensation and benefits described below.
Ronald A. Day
We entered into an employment agreement (amended and restated) with Mr. Day, dated as of September 1, 2019. Mr. Day’s employment agreement provided for an initial term of two years starting from November 25, 2015, which term automatically extended for an additional year on the first anniversary of such date and, unless notice of nonrenewal is given consistent with the terms of the agreement, automatically extends for an additional year upon each subsequent anniversary. Mr. Day’s employment agreement provides for (i) payment of a base salary, subject to annual review by the board of directors for adjustment, (ii) eligibility to participate in any and all employee benefit programs (including savings, pension and retirement plans) and compensation, incentive or bonus plans available to other similarly situated employees, (iii) reimbursement of reasonable expenses incurred in the performance of Mr. Day’s duties, (iv) major medical insurance coverage as generally provided to other active full-time employees, and (v) a car allowance.
Steven G. Deaton
We entered into an employment agreement with Mr. Deaton, dated as of March 7, 2022. Mr. Deaton’s employment agreement provided for an initial term of two years starting from March 7, 2022, which term automatically extended for an additional year on the first anniversary of such date and, unless notice of nonrenewal is given consistent with the terms of the agreement, automatically extends for an additional year upon each subsequent anniversary. Mr. Deaton’s employment agreement provides for (i) payment of a base salary, subject to annual review for adjustment, (ii) eligibility to participate in any and all employee benefit programs (including savings, pension and retirement plans) and compensation, incentive or bonus plans available to other similarly situated employees, (iii) reimbursement of reasonable expenses incurred in the performance of Mr. Deaton’s duties, and (iv) major medical insurance coverage as generally provided to other active full-time employees.
Douglas Ford
We entered into an employment agreement (amended and restated) with Mr. Ford, dated as of September 1, 2019. Mr. Ford’s employment agreement provided for an initial term of two years starting from August 12, 2019, which term automatically extended for an additional year on the first anniversary of such date and, unless notice of nonrenewal is given consistent with the terms of the agreement, automatically extends for an additional year upon each subsequent anniversary. Mr. Ford’s employment agreement provides for (i) payment of a base salary, subject to annual review for adjustment, (ii) eligibility to participate in any and all employee benefit programs (including savings, pension and retirement plans) and compensation, incentive or bonus plans available to other similarly situated employees, (iii) reimbursement of reasonable expenses incurred in the performance of Mr. Ford’s duties, and (iv) major medical insurance coverage as generally provided to other active full-time employees.
The NEO employment agreements further provide for severance and other benefits upon a termination of the NEO’s employment, see “—Potential Payments Upon Termination or Change in Control.” The NEO employment agreements also contain customary covenants of the NEO regarding confidentiality and non-competition that are effective during the term of the NEO’s employment and for a period of 12 months following any termination of the NEO’s employment.
Outstanding Equity Awards at Fiscal Year-End 2025

Name	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(9)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Ronald A. Day	2,000(2)	$35,000	—	—
	12,000(3)	$210,000	—	—
	32,000(4)	$560,000	—	—
	39,600(5)	$693,000	—	—
	40,000(6)	$700,000	—	—
Steven G. Deaton	5,200(7)	$91,000	—	—
	2,400(8)	$42,000	—	—
	18,000(5)	$315,000	—	—
	20,000(6)	$350,000	—	—
Douglas Ford, IV	1,200(2)	$21,000	—	—
	8,000(3)	$140,000	—	—
	16,000(4)	$280,000	—	—
	18,000(5)	$315,000	—	—
	20,000(6)	$350,000	—	—

(1)	Amounts give effect to the 2-for-1 forward split of our common stock discussed elsewhere in this prospectus.
(2)	Unvested portion of restricted shares granted on January 1, 2021. The restricted shares began vesting in five equal annual installments on the grant date.
(3)	Unvested portion of restricted shares granted on January 1, 2022. The restricted shares began vesting in five equal annual installments on the grant date.
(4)	Unvested portion of restricted shares granted on May 1, 2023. The restricted shares began vesting in ten equal annual installments on January 1, 2023.
(5)	Unvested portion of restricted shares granted on January 1, 2024. The restricted shares began vesting in ten equal annual installments on the grant date.
(6)	Unvested portion of restricted shares granted on January 1, 2025. The restricted shares began vesting in ten equal annual installments on the grant date.
(7)	Unvested portion of restricted shares granted on March 7, 2022. The restricted shares began vesting in five equal annual installments on January 1, 2022.
(8)	Unvested portion of restricted shares granted on May 1, 2023. The restricted shares began vesting in five equal annual installments on January 1, 2023.
(9)
The amount reflects the number of restricted shares granted multiplied by $17.5, the estimated fair market value of a share of our common stock on December 31, 2025, after giving effect to the 2-for-1 forward split of our common stock.

Potential Payments Upon Termination or Change in Control
Pursuant to the terms of the NEO employment agreements, each of our NEOs is entitled to severance and other benefits upon a termination of his employment in certain circumstances, as described below. The terms “cause,” “termination event” and “change in control” referred to below are defined in each NEO’s employment agreement.
If an NEO’s employment is terminated by us without cause (but not as a result of expiration or nonrenewal of the NEO’s term of employment or the NEO’s death or disability), the NEO will be entitled to receive an amount equal to 24 months (for Mr. Day) or 18 months (for Messrs. Ford and Deaton) of the NEO’s then-current base salary, payable in installments in accordance with the Company’s regular payroll. Our obligation to provide such severance payments are contingent upon the NEO’s execution and non-revocation of a general release of claims and continued compliance with any restrictive covenants.
If, upon or within 12 months immediately after a change in control, the NEO’s employment is terminated (i) by us without cause (but not as a result of expiration or nonrenewal of the executive’s term of employment or the executive’s death or disability), or (ii) by the NEO following a termination event, the NEO will be entitled to receive the following severance payments and benefits:
•
An amount equal to 299% (for Mr. Day), or 200% (for Messrs. Ford and Deaton), of the NEO’s “base amount” as defined in § 280G(b)(3)(A) of the Code (i.e., the executive’s average annual taxable compensation for the preceding five calendar years, as determined in accordance with applicable treasury regulations), payable in a lump sum cash payment on the 61st day following the effective date of the termination of employment, less applicable withholdings, and

•
If the NEO timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), reimbursement for premiums, at the rate as of the NEO’s termination, for 12 months following termination of employment or, if earlier, until the date on which the NEO is eligible for group health insurance coverage under another employer’s plan.

Our obligation to provide the severance payments and benefits above are contingent upon the NEO’s execution and non-revocation of a general release of claims in favor of the Company and continued compliance with any restrictive covenants.
Pursuant to the terms of the NEOs equity award agreements, the forfeiture restrictions on any outstanding restricted shares will lapse (i) if an NEO’s employment is terminated by us without cause or (ii) upon the occurrence of a change in control. The NEO employment agreements provide that in the event that any payment to a NEO would constitute a “parachute payment” within the meaning of section 280G of the Code and would be subject to the excise tax imposed by section 4999 of the Code if paid, such payment will be reduced and paid in such lesser amount such that no portion of the payments to the NEO are subject to the excise tax.

2020 Plan
Introduction
The First Carolina Financial Services, Inc. 2020 Equity Incentive Plan, as amended (the “2020 Plan”) was adopted by our board of directors on February 27, 2020 (the “effective date”) and approved by shareholders at our 2020 annual meeting of shareholders. The 2020 Plan was subsequently amended at our 2023 annual meeting of shareholders to increase the size of the plan pool. The 2020 Plan provides for the issuances of awards, consisting of stock options and restricted stock to the members of the board of directors and eligible employees of the Company or any subsidiary of the Company.
Summary of Plan Terms
The 2020 Plan is administered by the board of directors or a committee appointed by the board of directors. The administrator of the 2020 Plan is referred to herein as the “plan administrator.” The plan administrator may construe and interpret the 2020 Plan (and any award agreements thereunder) and may determine, approve, amend and rescind rules and make all other determinations necessary or desirable for its administration. The 2020 Plan permits the plan administrator to select eligible employees and directors who will receive awards; determine the terms and conditions of those awards, including, but not limited to, the number of shares of our common stock (or cash or other property) subject to an award, the type and term of an award, the vesting schedule applicable to an award and the exercise price or other relevant purchase price or value pertaining to a right to exercise, purchase or receive the stock option or restricted stock award; and amend the terms and conditions of outstanding awards.
Subject to certain adjustment as described below, the maximum aggregate number of shares of our common stock which could have been issued pursuant to all awards under the 2020 Plan was 1,500,000 shares (after giving effect to the 2-for-1 forward split of our common stock discussed elsewhere in this prospectus).
In the event our common stock is changed by a stock split, reverse stock split, stock dividend, recapitalization, merger, share exchange acquisition, combination or reclassification, then (a) the aggregate number and/or kind of shares of our common stock that are issuable pursuant to the awards under the 2020 Plan, (b) the exercise or purchase prices of the outstanding awards under the 2020 Plan, and (c) any other rights and matters determined on a per share basis under the 2020 Plan or any award agreements thereunder will (to the extent appropriate) be proportionately adjusted, subject to any required action by the board of directors or our shareholders and in compliance with applicable securities or other laws.
Restricted stock was permitted to be granted under the 2020 Plan. The plan administrator will determine in the applicable restricted stock grant agreement the purchase price per share and other terms and conditions or any forfeiture provisions regarding the restricted stock (including any accelerated vesting in the event of a change in control transaction). Shares of restricted stock can only be transferred in accordance with the specific limitations imposed by applicable state or federal securities laws and as permitted by the applicable restricted stock grant agreement, and any prohibited transfer of restricted stock will be void and of no effect.
Whenever shares of our common stock are to be issued in satisfaction or exercise of awards granted under the 2020 Plan, we may require the participant to pay to the Company in cash, or in such other form as the plan administrator determines in its discretion, the amount of the Company’s tax withholding liability required in connection with such issuance, exercise or subsequent vesting thereof.
In the event of any transaction that would be deemed a “change in control event” pursuant to Section 409A of the Code, then, at any time prior to the date of consummation of such transaction, the plan administrator may determine to (i) accelerate the exercisability of all or any part of stock options under the 2020 Plan, or (ii) fully or partially release the restrictions on transfer, repurchase or forfeiture rights applicable to any restricted stock under the 2020 Plan. In addition, the plan administrator may also determine to (a) cancel outstanding stock options in exchange for cash payments (or in other forms) of any excess of the per-share price of our common stock being paid in connection with such change-in-control transaction over the applicable purchase or exercise price of such stock options, or (b) make appropriate provisions for the successor entity (or its parent) to assume the award or substitute the award with an equivalent award. If awards under the 2020 Plan are assumed in connection with such change-in-control transaction, the plan administrator will then provide for appropriate adjustments to the number, type and exercise or purchase price of such assumed awards so as to preserve, as nearly as practicable, the compensation element of the award existing at the time of such transaction. Any awards under the 2020 Plan that are not assumed by the successor entity (or its parent) in connection with such change-in-control transaction will be terminated upon the consummation of such transaction.

The 2020 Plan provides the board of directors with the authority to amend or terminate the 2020 Plan, but no such action may materially and adversely affect any rights under awards already granted under the 2020 Plan to a participant without his or her consent. In addition, shareholder approvals are required for the board of directors to adopt a resolution authorizing (i) an increase of the total number of shares issuable under the 2020 Plan, (ii) the change of class of employees eligible to receive ISOs, (iii) the modification of the requirement as to eligibility for participation regarding restricted stock grants, or (iv) the extension of the 2020 Plan expiration date, in each case subject to certain exceptions set forth in the 2020 Plan.
The 2020 Plan was frozen as to new awards effective upon approval of the 2025 Plan by our shareholders on April 24, 2025.
2025 Plan
Introduction
The 2025 Plan was adopted by the Company’s board of directors on February 27, 2025 (the “effective date”) and approved by shareholders on April 24, 2025. The 2025 Plan provides for the issuances of shares of common stock, cash and awards, consisting of stock options, dividend equivalent rights, restricted stock units (“RSUs”), stock appreciation rights (“SARs”), restricted stock, performance awards or other right or benefit to employees, officers, directors and consultants of the Company or any parent or subsidiary of the Company.
Summary of Plan Terms
The 2025 Plan is administered by the board of directors or a committee appointed by the board of directors. The administrator of the 2025 Plan is referred to herein as the “plan administrator.” The plan administrator may construe and interpret the 2025 Plan (and any award agreements thereunder) and may determine, approve, amend and rescind rules and make all other determinations necessary or desirable for its administration. The 2025 Plan permits the plan administrator to select employees, officers, directors and consultants who will receive awards; determine the terms and conditions of those awards, including, but not limited to, the number of shares of our common stock (or cash or other property) subject to an award, the type and term of an award, the vesting schedule applicable to an award and the acceleration of vesting on any award or waiver of any limitation or restriction thereto; and amend the terms and conditions of outstanding awards.
Subject to certain adjustment as described below, the maximum aggregate number of shares of our common stock which may be issued pursuant to all awards under the 2025 Plan is 1,500,000 shares (after giving effect to the 2-for-1 forward split of our common stock). No more than 1,500,000 shares of our common stock (after giving effect to the 2-for-1 forward split of our common stock) may be issued in the aggregate pursuant to the exercise of “incentive stock options” (“ISO”). Any awards granted under the 2025 Plan that are forfeited, cancelled or expire will not be deemed to have been issued, and any unvested shares of our common stock that are forfeited or repurchased by the Company will be available for future grants under the 2025 Plan. Shares of our common stock that are tendered or withheld in connection with the exercise of awards or tax withholding obligations, as well as shares that are settled in cash in lieu upon the exercise of SARs, will not be available for future awards. In addition, shares of our common stock that are reacquired on the open market or use cash proceeds from the exercise of stock options will not be available for future awards under the 2025 Plan.
In the event our common stock is changed by a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property, including an extraordinary dividend), reorganization, liquidation (whether partial or complete), or a stock split, reverse stock split, stock dividend, combination or reclassification, or similar transactions (including those without receipt of consideration by the Company), then (a) the number of shares of our common stock subject to the outstanding awards under the 2025 Plan, (b) the number of shares of our common stock which have been authorized for issuance under the 2025 Plan but have not yet been granted or returned to the 2025 Plan, (c) the exercise or purchase prices of the outstanding awards under the 2025 Plan, and (d) any other terms that the plan administrator determines require adjustment will (to the extent appropriate) be proportionately adjusted, subject to any required action by the board of directors or our shareholders and in compliance with applicable securities or other laws.
Stock options may be granted under the 2025 Plan. Stock options granted under the 2025 Plan may be in the form of nonstatutory stock options (“NSOs”) or ISOs within the meaning of Section 422 of the Code, as set forth in the applicable individual award agreement. ISOs can only be granted to employees (including officers and/or directors who are employees) of the Company or any parent or subsidiary of the Company. If a participant changes his or her status from employee to consultant, then such participant’s ISOs will automatically convert to NSOs on the day three months and one day following such change of status. The exercise price of stock options generally must at least be equal to 100% (110% in the case of ISOs that are granted to a ten-percent shareholder) of the fair market value of our common shares on the date of grant. The term of stock options may not exceed 10 years (five (5) years in the case of ISOs that are granted to a ten-percent shareholder). Stock options may be settled in cash or check, surrender or a form of attestation of ownership of shares of our common stock, broker-dealer sale, “net exercise,” past or future services or a combination thereof. Each stock option will vest and become exercisable at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual award agreement.
SARs may be granted under the 2025 Plan, either in tandem with respect to any stock options granted under the 2025 Plan or alone. If SARs are granted with respect to stock options, then the number of shares of our common stock to which the SARs pertain will be reduced in the same proportion the stock options exercise. SARs may be settled in cash or stock. A SAR granted under the 2025 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over an amount determined by the plan administrator (or, if applicable, the exercise price of the related stock option). All grants of SARs will be evidenced by an individual award agreement. The SARs will be exercisable within the times or upon the occurrence of events determined by the plan administrator and set forth in the individual award agreement. Each SAR will be granted with an exercise price that is not less than 100% of the fair market value of the related shares of our common stock on the date of grant.
Restricted stock may be granted under the 2025 Plan. The plan administrator will determine the restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions. Participants holding restricted stock awards will not have any rights of a shareholder, nor will the participant be entitled to receive any dividends or other distributions paid with respect to such shares, unless the plan administrator provides otherwise at the time the award is granted.
RSUs may be granted under the 2025 Plan. The plan administrator will determine the terms of an RSU, including: (a) the number of shares of our common stock subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the participant’s termination on each RSU.
Performance awards may be granted under the 2025 Plan. The plan administrator will determine the form of performance awards, which may be stock options, SARs, restricted stocks, RSUs or any other form of award permitted by the 2025 Plan. All grants of performance awards will be evidenced by an individual award agreement. The plan administrator will determine the performance period and performance criteria, as well as if such criteria have been achieved by the end of each performance period, for any performance awards.
Upon termination of a participant’s continuous service for any reason other than disability or death, the participant may, during the post-termination exercise period (as specified in the individual award agreement), exercise the portion of stock options or SARs that is vested (and not expired) as of such termination; the unvested portion of the stock options or SARs will terminate as of the date of termination. In addition, unless otherwise provided in an applicable individual award agreement, the participant’s right to exercise a stock option or SAR will terminate upon the termination of such participant’s continuous service for “cause” (as defined in the 2025 Plan).
Whenever shares of our common stock are to be issued in satisfaction of awards granted under the 2025 Plan, we may require the participant to remit an amount sufficient to satisfy the maximum tax withholding requirements as to any tax-related obligations. When a participant incurs tax liability in connection with the exercise or vesting of any award that is subject to tax withholding, the plan administrator may, in its sole discretion, allow the participant to satisfy up to the maximum tax-related obligation in the participant’s applicable jurisdictions by electing to have us withhold the applicable cash or number of shares with a fair market value equal to such maximum tax-related obligation or to arrange a delivery of already-owned shares back to the Company or “sell to cover” on the participant’s behalf; provided, however, that in no event will we withhold shares or allow an already-owned share delivery or “sell to cover” if such withholding, delivery or “sell to cover” would result in adverse accounting or compliance consequences to us.
No participant will have the rights of a shareholder with respect to any shares of our common stock, nor will dividends or dividend equivalent rights accrue or be paid, until an award is exercised or settled and such shares are issued to the participant. Notwithstanding the foregoing, unless otherwise provided in an award agreement, a participant will not have any rights of a shareholder with respect to any shares of our common stock granted under an award of restricted stock, and no dividends or dividend equivalent rights will be paid in respect thereof unless and until such shares vest.
At the discretion of the plan administrator, we may reserve in an individual award agreement repurchase provisions, forfeiture provisions, and a right of first refusal to purchase all shares of our common stock that a participant (or subsequent transferee) may propose to transfer to a third party.
In the event of certain corporate transactions, such as a merger, reverse merger, acquisition, consolidation, complete liquidation or dissolution, or asset sale or transfer, the plan administrator may determine that outstanding awards under the 2025 Plan will be subject to certain terms and conditions, which may include: (i) the full vesting, exercisability, payment of or lapse of restrictions to an award, in whole or in part, (ii) the termination of awards, (iii) the assumption or replacement of outstanding awards by the surviving corporation, (iv) the payment in satisfaction of outstanding RSUs or of other rights or benefits, (v) the termination or surrender of outstanding stock options and SARs in exchange for a payment in cash or other property of the excess of the then fair market value over the exercise price, and (vi) the termination of all unexercised stock options and SARs after giving participants an opportunity to exercise all their outstanding stock options and SARs, in each case subject to certain exceptions set forth in the 2025 Plan. To the extent an award is not assumed in a corporate transaction, upon the consummation of such corporate transactions, all such outstanding awards under the 2025 Plan that are not assumed will terminate.
The 2025 Plan provides the board of directors with the authority to amend, alter or terminate the 2025 Plan, but no such action may adversely affect any rights under awards already granted under the 2025 Plan to a participant without his or her consent. In addition, shareholder approvals are required for the board of directors to adopt a resolution authorizing (i) an increase of the total number of shares issuable under the 2025 Plan, (ii) the modification of provisions regarding ISO grants eligibility, (iii) the modification of provisions regarding stock option exercise price, and (iv) the extension of the 2025 Plan expiration date, in each case subject to certain exceptions set forth in the 2025 Plan. In addition, with respect to the stock options and SARs granted under the 2025 Plan, the Company may not, without shareholder approvals, (i) lower the exercise price, (ii) cancel such stock option or SAR awards in exchange for cash or another award when the exercise price per share exceeds the fair market value of a share, or (iii) take any other action that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the shares of our common stock are listed, in each case subject to certain exceptions set forth in the 2025 Plan.
Unless earlier terminated pursuant to its terms, the 2025 Plan will terminate on the tenth anniversary of its effective date.
Clawback Policy
In connection with this offering we will adopt a compensation policy that is compliant with NYSE listing rules as required by the Dodd-Frank Act.
Equity Award Grant Practices
We do not currently grant stock options, stock appreciation rights or similar option-like instruments as part of our equity compensation program. If in the future we anticipate granting stock options, SARs, or similar option-like instruments, we will establish a policy regarding how our board of directors determines when to grant such awards and how our board of directors or compensation committee will take material non-public information into account when determining the timing and terms of such awards.
Director Compensation
The following table sets forth the compensation provided to our non-employee directors for the fiscal year ended December 31, 2025.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Vincent C. Andracchio, II	—	$175,000	—	$175,000
Sandra B. Boone	—	$122,500	—	$122,500

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
John J. Ferebee, Jr.	—	$210,000	—	$210,000
Gregory E. Floyd	—	$140,000	—	$140,000
John W. Gussenhoven	—	$122,500	—	$122,500
James A. Lucas, Jr.	—	$201,250	—	$201,250
David S. Oyler	—	$157,500	—	$157,500
Charles A. Paul, III	—	$192,500	—	$192,500
Charles A. Robbins, Jr.	—	$122,500	—	$122,500
Kevin M. Shannon	—	—	—	—

(1)
Fees include meeting attendance fees from the prior year issued in restricted shares that vest on the first anniversary of the grant date and referral fees issued in restricted shares that vest on the fifth anniversary of the grant date. In respect of meeting attendance fees, each director was awarded restricted shares in the following amounts (after giving effect to the 2-for-1 forward split of our common stock): Mr. Andracchio – 4,686, Ms. Boone – 2,972, Mr. Ferebee – 6,058, Mr. Floyd – 2,686, Mr. Gussenhoven – 1,828, Mr. Lucas – 4,800, Mr. Oyler –3,028 , Mr. Paul – 4,400, Mr. Robbins – 1,828. Mr. Shannon did not receive a grant of restricted shares in 2025 in respect of meeting attendance fees from the prior year since his service on the Board commenced in February 2025. In respect of referral fees, each director was awarded restricted shares in the following amounts: Mr. Andracchio – 5,314, Ms. Boone – 4,028, Mr. Ferebee – 5,942, Mr. Floyd – 5,314, Mr. Gussenhoven – 5,172, Mr. Lucas – 6,700, Mr. Oyler – 5,972, Mr. Paul – 6,600, Mr. Robbins – 5,172.

(2)
The amount reflects the number of restricted shares granted multiplied by $17.5, the last trading price of a share of our common stock (after giving effect to the 2-for-1 forward split of our common stock) on the grant date.

For 2026, our directors will receive meeting attendance fees for attending Board and Committee meetings paid annually in arrears in the form of an award of restricted shares that vests on the first anniversary of the grant date. Our directors receive the following meeting attendance fees per meeting: Chairman – $4,000, Committee Chairs – $3,000, Member Meeting – $2,000, and Non-Member Meeting – $1,000. Following the completion of this offering, we will discontinue the practice of compensating our directors for referrals.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in “Executive and Director Compensation,” this section describes each transaction or series of related transactions since January 1, 2023, and each currently proposed transaction in which:
•	we are, were or will be a participant;
•	the amounts involved exceeded or will exceed $120,000; and
•
any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank, us or our affiliates in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us.
We have loans outstanding to our directors and officers and their affiliates, as well as those of the Bank. As of March 31, 2026, no related party loans with such persons were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our directors, executive officers and principal shareholders, as well as their immediate family members and affiliates.
Directed Share Program
At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, principal shareholders, employees, business associates, and related persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See the section entitled “Underwriting—Directed Share Program.”
Other Transactions
Please see the section entitled “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers. Certain of our executive officers and our directors were granted shares of the Company’s common stock during 2025. For more information, see the section entitled “Executive and Director Compensation.”
Our Bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances, to the fullest extent permitted by law. In addition, prior to the completion of this offering, we will enter into indemnification agreements with our directors and officers. See section entitled “Description of Capital Stock—Indemnification of Directors and Officers.”
Our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, section 18(k) of the FDI Act and implementing regulations of the FDIC.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers or for persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Policies and Procedures Regarding Related Party Transactions
Transactions by us or the Bank with related parties are subject to formal written policies that are designed to ensure compliance with regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act, which govern certain transactions between the Bank and its affiliates, and Regulation O, which governs certain extensions of credit by the Bank to directors, executive officers, principal shareholders and their related interests. Any related party transactions, other than loans, must be approved by our audit committee.

In addition, we do have a written policy governing the approval of related party transactions other than the Bank’s policy governing loans to directors, officers and principal shareholders for compliance with Regulation O and the Bank’s policy governing intercompany transactions for compliance with Sections 23A and 23B of the Federal Reserve Act. Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Prior to the completion of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on the NYSE. This policy will cover any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has, or will have a direct or indirect material interest.

PRINCIPAL SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our common stock as of June 1, 2026 (after giving effect to the 2-for-1 forward split of our common stock) and as adjusted to reflect the completion of the offering, for:
•	each person known to us to be the beneficial owner of more than 5% of our common stock;
•	each of our directors and named executive officers individually; and
•	all of directors and executive officers as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days of June 1, 2026. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to equity awards that are exercisable within 60 days of June 1, 2026 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all our common stock shown as beneficially owned by the beneficial owner.
The percentage of beneficial ownership is based on 24,745,752 shares of common stock outstanding as of June 1, 2026 (after giving effect to the 2-for-1 forward split of our common stock), which includes unvested portions of stock awards granted to our executive officers and directors, and shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, and shares of common stock to be outstanding after the completion of this offering, assuming exercise in full of the underwriters’ option to purchase additional shares of our common stock. The following table does not reflect any shares of our common stock that our directors, officers or principal shareholders may purchase in this offering through the directed share program described in the section entitled “Underwriting.”
Unless otherwise indicated in the table below, the address for each beneficial owner is c/o First Carolina Financial Services, Inc., 2626 Glenwood Avenue, Suite 200, Raleigh, North Carolina 27608.

	Prior to the Offering		Immediately Following the Offering
			No Exercise		Full Exercise
	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Named Executive Officers and Directors
Ronald A. Day	379,600	1.5%	379,600	1.3%	379,600	1.2%
Steven G. Deaton	75,000	*	75,000	*	75,000	*
Douglas Ford, IV	156,000	*	156,000	*	156,000	*
Vincent C. Andracchio, II(1)	574,188	2.3%	574,188	1.9%	574,188	1.8%
Sandra B. Boone	297,782	1.2%	297,782	*	297,782	*
John J. Ferebee, Jr.(2)	337,576	1.4%	337,576	1.1%	337,576	1.1%
Gregory E. Floyd(3)	272,472	1.1%	272,472	*	272,472	*
John W. Gussenhoven	318,016	1.3%	318,016	1.1%	318,016	1.0%
James A. Lucas, Jr.(4)	665,000	2.7%	665,000	2.2%	665,000.00	2.1%
David S. Oyler(5)	69,410	*	69,410	*	69,410	*
Charles A. Paul, III(6)	209,576	*	209,576	*	209,576	*
Charles A. Robbins, Jr.(7)	371,492	1.5%	371,492	1.2%	371,492	1.2%
Kevin M. Shannon	19,000	*	19,000	*	19,000.00	*
All directors and executive officers of the Company as a group (16 persons)	4,011,362	16.2%	4,011,362	13.3%	4,011,362	12.9%
Greater than 5% Shareholders						%
Ocean Water Investments, LLC(8)	2,008,000	8.1%	2,008,000	6.6%	2,008,000	6.5%

*	Represents beneficial ownership or voting power of less than 1%.
(1)
Includes (i) 200,568 shares of common stock held by the Leon Algernon Dunn, Jr. Irrevocable Life Insurance Trust Dated 3/22/1993 Pattie M. Dunn, Debra W. Williams, and Vincent C. Andracchio, II, Co-Trustees, (ii) 77,624 shares of common stock held by Vincent C. Andracchio, II, Debra W. Williams, and Pattie M. Dunn, Co-Trustees, L.A. Dunn, Jr. Marital Trust B U/A/D 4/30/2010, (iii) 5,000 shares of common stock held by Vincent C. Andracchio, II, Trustee, Sylvia B. Andracchio Family Trust U/A/D 3/16/1999, (iv) 1,400 shares of common stock held by Genie D. Andracchio, Mr. Andracchio’s spouse, (v) 80,942 shares of common stock held by the L.A. Dunn, Jr. Family Trust A, (vi) 15,716 shares of common stock held by the Leon A. Dunn, Jr. Irrevocable Life Insurance Trust, and (vii) 75,228 shares of common stock held by Guardian Holdings Inc. for which Mr. Andracchio exercises voting and dispositive control over the shares. The address of the foregoing entities is c/o Vincent C. Andracchio, II, P.O. Box 7397, Rocky Mount, NC 27804.

(2)	Includes 44,400 shares of our common stock held by a single GST trust, under agreement dated December 2, 2021, for which Mr. Ferebee serves as trustee.
(3)
Includes (i) 35,600 shares of our common stock held by S&F Family Office, Inc, (ii) 40,000 shares of our common stock held by Mr. Floyd as custodian and (iii) 62,632 shares of our common stock held by an irrevocable life insurance trust established by Mr. Floyd and for which he serves as trustee. Mr. Floyd exercises voting and dispositive control over the shares held by S&F Family Office, Inc., which has an address of 108 Franck Street, Richlands, North Carolina 28574.

(4)
Includes (i) 138,906 shares of our common stock held by Springfield Development Corp., (ii) 19,650 shares of our common stock held by The Brother’s Fund, LLC, (iii) 68,430 shares of our common stock held by a single testamentary trust established by Mr. Lucas for the benefit of Mr. Lucas’s immediate family members and (iv) 9,300 shares of our common stock held by Mr. Lucas’s spouse. Mr. Lucas exercises voting and dispositive control over the shares held by the Springfield Development Corp. and The Brother’s Fund, LLC, and the address of the foregoing entities is 4909 Western Boulevard, Suite 200, Raleigh, North Carolina 27606.

(5)
Includes 45,410 shares of our common stock held by Trifecta Investment Capital, LLC, which has an address of 3560 Lenox Rd NE, Suite 1475, Atlanta, Georgia 30326. Mr. Oyler exercises voting and dispositive control over the shares held by Trifecta Investment Capital, LLC.

(6)
Includes 96,000 shares of our common stock held by Harbor Island Capital, LLC, which has an address of 1508 Military Cutoff Road, Suite 204, Wilmington, NC 28403. Mr. Paul exercises voting and dispositive control over the shares held by Harbor Island Capital, LLC.

(7)	Includes 16,000 shares held by Mr. Robbins’ spouse.
(8)
The address for Ocean Water Investments, LLC is 8461 Garvey Drive, Raleigh, NC 27616. Chad Price and Josh Arant may each be deemed to share voting and dispositive power over the shares held directly by Ocean Water Investments, LLC.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material rights of our capital stock and related provisions of our Articles and our Bylaws, as they each will be in effect upon the completion of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Articles and Bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.50, and 10,000,000 shares of undesignated preferred stock, the terms of which may be established by board of directors by resolution. As of March 31, 2026, 24,745,752 shares of our common stock were outstanding (on a proforma basis, after giving effect to the 2-for-1 forward split of our common stock and the Net Employee Grants) and 851 shareholders of record, and no shares of preferred stock were designated or outstanding.
An aggregate of 1,259,702 shares of common stock are to be reserved for issuance under the 2025 Plan.
If all shares are sold in this offering, we anticipate that there will be 30,245,752 shares of our common stock (or 31,070,752 shares if the underwriters exercise their option to purchase additional shares in full) and no shares of preferred stock outstanding upon the completion of this offering.
All of our outstanding shares of common stock are, and the shares of our common stock issued in this offering will be, fully paid and nonassessable.
Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of our common stock.
Common Stock
Dividend Rights. Holders of shares of our common stock are entitled to receive such cash dividends as our board of directors may declare out of legally available funds. As a North Carolina business corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to the Bank. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of cash dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that the Bank may pay to us. We have not historically paid cash dividends on our common stock.
Voting Rights. Each share of our common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. Our shareholders are not entitled to cumulate their votes for the election of directors.
Redemption. Our common stock is not subject to redemption or any sinking fund.
Assessability. All our outstanding shares of common stock are fully paid and nonassessable.
Liquidation Rights. Holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities of the Company (including obligations to holders of our subordinated debt), all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution, or winding up of the Bank, we, as the sole shareholder of the Bank’s common stock, would be entitled to receive our pro rata share of the remaining assets of the Bank available for distribution in cash or in kind after payment of all debts and liabilities of the Bank, including all deposits and accrued interest on deposits.
No Preemptive Rights. Holders of shares of our common stock, as such, do not have preemptive rights to subscribe for additional shares on a pro rata basis when additional shares are offered for sale by us.
Preferred Stock
The authorized preferred stock is available for issuance from time to time at the discretion of our board of directors without shareholder approval. For each series of preferred stock it establishes, our board of directors has the authority to prescribe the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of our common stock and could adversely affect holders of our common stock by delaying or preventing a change in control, making removal of our present management more difficult, or imposing restrictions upon the payment of dividends and other distributions to the holders of our common stock.
Authorized But Unissued Shares
North Carolina law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital, to facilitate corporate acquisitions and to issue upon the exercise of stock options and other stock-based compensation. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This would protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.
Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects
General. The following is a summary of the material provisions of our Articles and Bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by our shareholders. All references to our Articles and Bylaws are to our Articles and Bylaws in effect as of the date of this prospectus.
Removal of Directors; Filling Vacancies. Our Articles provide that our shareholders may remove a director only for “cause,” which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft, or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering our directors, officers, or employees. Vacancies occurring on our board of directors may be filled by the shareholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director.
Amendment of Bylaws. Subject to certain restrictions described below, either a majority of our board of directors or our shareholders may amend or repeal our Bylaws. A bylaw adopted, amended, or repealed by the shareholders may not be readopted, amended, or repealed by the board. Generally, our shareholders may adopt, amend or repeal our Bylaws in accordance with the NCBCA.
Other Constituents. Our board of directors is permitted by our Articles to consider other constituents besides our shareholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors, and the communities in which we or any of our subsidiaries conduct business. Further, our board of directors is permitted to evaluate the competence, experience, and integrity of any proposed acquirer as well as the prospects for success of such a takeover proposal from a regulatory perspective.
Special Meetings of Shareholders. Our Bylaws provide that special meetings of our shareholders may be called only by our president, CEO, the chairman of our board of directors, or by the secretary at the request of our board of directors.
Supermajority Vote for Change in Control. Unless approved by a majority of our board of directors who are not affiliated with a proposed transaction, a two-thirds vote of all of our outstanding voting capital stock will be required to effect a merger, share exchange, or any other transaction requiring approval of our shareholders. With approval of our board of directors, the approval of a majority of all of our outstanding voting capital stock would be required to effect any such transaction.
Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting of shareholders or to nominate candidates for election as directors at our annual meeting of shareholders or any special meeting of shareholders where there will be an election of directors. Our Bylaws also specify certain requirements regarding the form and content of a shareholder’s notice and the periods within which such notices must be sent. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting. The NCBCA Act provides that shareholders do not have a right to cumulate their votes for directors unless the articles of incorporation so provide. Our Articles do not provide for cumulative voting.
Choice of Forum. Our Bylaws provide that, to the fullest extent permitted by law, unless we otherwise consent in writing, either a state court located within the City of Raleigh in Wake County, North Carolina or the United States District Court for the Eastern District of North Carolina shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, shareholder, employee or agent of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any current or former director, officer, shareholder, employee or agent of the Company arising out of or relating to any provision of the NCBCA, the Articles or the Bylaws or (iv) any action asserting a claim against the Company or any current or former director, officer, shareholder, employee or agent of the Company governed by the internal affairs doctrine of the State of North Carolina. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or shareholders, which may discourage lawsuits with respect to such claims. Additionally, our Bylaws provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in U.S. federal court and cannot be brought in state court. Any person or entity purchasing, otherwise acquiring or holding any interest in our shares shall be deemed to have notice of and consented to these provisions. Nothing in our Bylaws will preclude shareholders that assert claims under the Exchange Act from bringing such claims in federal court, subject to applicable law.
Certain Provisions of North Carolina Law
When we become a public company in the future, we may choose to be subject to the North Carolina Shareholder Protection Act (the “Shareholder Protection Act”) and the North Carolina Control Share Acquisition Act (the “Control Share Acquisition Act”), each of which, if not opted out of their respective provisions, would hinder the ability of a third party to acquire control of us or the Bank. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the company. The Control Share Acquisition Act provides that any person or party who acquires “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20%, 33 1/3%, or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares as of the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Acquisition Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our board of directors by groups or corporations interested in acquiring control of us.
Certain Provisions of Federal Law
The acquisition of more than 10% of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured, state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under section 12 of the Exchange Act, or (b) the acquiring party would be the largest holder of a class of voting securities of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.
Under the BHCA, prior approval of the Federal Reserve would be required for any acquisition of control of the Company or the Bank by any other company. Control for purposes of the BHCA would be based on, among other factors, a 25% voting stock test, on the ability of the company otherwise to control the election of a majority of our board of directors, and the power of the company to exercise a controlling influence over the management or policies of the Company or the Bank. Under control presumptions established by the Federal Reserve, a company may be presumed to exercise a controlling influence over a bank or bank holding company, even if a company owns less than 10% of any class of voting securities if other indicia of control are present. If a company acquires control of the Company of the Bank, the acquiring company (unless already so registered) would be required to register as a bank holding company under the BHCA. See the section entitled “Supervision and Regulation” for additional discussion of the BHCA.
Indemnification of Directors and Officers
Our Articles and Bylaws contain a provision providing that, to the fullest extent permitted by the North Carolina Business Corporation Act, no person serving or who has served as a director of the Company shall be personally liable to the Company or any of its shareholders for monetary damages for breach of any duty as a director. Further, our Bylaws provide indemnification rights to our directors and officers who become party to any suit or proceeding as a result of such person’s role with the Company; provided that, such person’s liability or expense is not the result of such person’s activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of the Company. Our Bylaws also allow us to indemnify other employees and agents on the same terms. Subject to certain limitations, our Bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required.
Prior to the completion of this offering, we will enter into indemnification agreements with our directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with our consent) of any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to our directors and officers and for reimbursement of such advanced expenses to us if it is found that such director or officer is not entitled to such indemnification under applicable law.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Exchange Listing
We have applied to list our common stock on the NYSE under the symbol “FCBM”. This offering is subject to the approval of our listing application.
Transfer Agent
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., Philadelphia, Pennsylvania.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no established public market for our common stock. Although we have applied to list our common stock on the NYSE, we cannot assure you that a significant public market for our common stock will develop or be sustained. Future sales of substantial amounts of our common stock (including shares issued on the exercise of options) in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices as well as our ability to raise equity capital in the future.
Upon completion of this offering, we will have 30,245,752 shares of common stock issued and outstanding (or 31,070,752 shares if the underwriters exercise their option to purchase additional shares in full).
Of these shares, the 5,500,000 shares sold in this offering (or 6,325,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction or registration under the Securities Act, except for any shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act, including those shares purchased by certain of our directors, officers and principal shareholders through the directed share program described in the section entitled “Underwriting.” The remaining outstanding shares will be deemed “restricted securities” or “control securities” under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities and control securities may be sold in the public market only if (i) they have been registered or (ii) they qualify for an exemption from registration under Rule 144 or any other applicable exemption. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Number of Shares	Date
17,680,160	On the date of this prospectus.
375,208	After 90 days from the date of this prospectus.
6,690,384	After the Lock-up Period (subject, in some cases, to volume limitations and vesting conditions).

Lock-Up Agreements
We, our executive officers, directors and certain of our holders of our currently outstanding shares of common stock, holding, in the aggregate, 6,604,464 shares of our common stock as of June 1, 2026, after giving effect to the 2-for-1 forward stock split of our common stock (representing approximately 27% of our outstanding common stock as of such date), are entering into lock-up agreements under which we and they will generally agree not to sell or otherwise transfer our or their shares for a period of 180 days after the date of this prospectus. These lock-up agreements are subject to certain exceptions. For additional information, see the section entitled “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.
Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of common stock without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of common stock that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding; and
•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who were issued or purchased shares of common stock from us under a written compensatory benefit plan (or written compensation contract) before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144, subject to the expiration of the lock-up agreements described above.
With respect to stock options, the SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to outstanding stock options and the shares reserved for future issuance under our equity incentive plans. Any such registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by such registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions, and any applicable lock-up agreements.

U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) that acquires such stock in this offering and that holds such stock as a capital asset (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of its individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, or Non-U.S. Holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment.
This summary is based on provisions of the Code, U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock. This summary does not describe any U.S. state, local, or Non-U.S. income or other tax consequences (including estate, gift, and Medicare contribution tax consequences) of owning and disposing of our common stock.
For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (a) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner in such entity will generally depend upon the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors as to the U.S. federal income tax consequences to them of an investment in our common stock in their particular circumstances.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Distributions
As described in the section entitled “Dividend Policy,” we do not currently anticipate paying dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions on our common stock will generally be treated as dividends to the extent such distributions are paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any such distributions in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of the holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock.
The gross amount of dividends paid to a Non-U.S. Holder with respect to our common stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be prescribed by an applicable income tax treaty), unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States). Dividends effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) will generally not be subject to U.S. withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally, by providing an IRS Form W-8ECI (or any appropriate successor or replacement form)). Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner in which citizens and residents of the United States are subject to U.S. federal income tax. Corporate Non-U.S. Holders may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on their “effectively connected earnings and profits,” subject to certain adjustments.
An eligible Non-U.S. Holder may obtain a reduced rate of withholding under an applicable income tax treaty by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or, if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, by satisfying the relevant certification requirements of applicable Treasury Regulations.
A Non-U.S. Holder eligible for a reduced rate of or exemption from U.S. federal withholding tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.
Sale, Exchange, or Other Taxable Disposition
A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange, or other taxable disposition of our common stock unless:
•
the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case, the Non-U.S. Holder will be subject to U.S. federal income tax on such gain on a net income basis in the same manner in which U.S. persons are subject to U.S. federal income tax and, in the case of corporate Non-U.S. Holders, may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•
in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will generally be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange, or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods mentioned above. We believe we are not, have not been and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (“FATCA”)
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department.
Prospective investors should consult their tax advisors regarding the possible implications of FATCA tax on an investment in our common stock.

UNDERWRITING
We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we and Keefe, Bruyette & Woods, Inc., as representative for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, we will agree to sell, and each underwriter will severally and not jointly agree to purchase the number of shares of our common stock indicated in the following table:

Number of Shares
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
Hovde Group, LLC
Total	5,500,000

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See the section entitled “Underwriting—Electronic Distribution.”
Underwriting Discount and Expenses
Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $    per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Full Exercise of option to purchase additional shares	No Exercise of option to purchase additional shares
Per share	$	$
Total	$	$

We estimate the expenses of this offering, not including the underwriting discount, to be approximately $3.1 million, and such expenses are payable by us. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $ .
Option to Purchase Additional Shares
We have granted the underwriters an option to purchase up to 825,000 additional shares of our common stock, at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements
We, our executive officers, directors and certain of our holders of our currently outstanding shares of common stock, holding, in the aggregate, 6,604,464 shares of our common stock as of June 1, 2026, after giving effect to the 2-for-1 forward stock split of our common stock (representing approximately 27% of our outstanding common stock as of such date), are entering into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representative and subject to certain exceptions:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

•
enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.
These restrictions are subject to customary exceptions and will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representative may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representative has agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. The initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.
Exchange Listing
We have applied to list our common stock for listing on the NYSE under the symbol “FCBM”. This offering is subject to the approval of our listing application.
Indemnification and Contribution
We have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions, and Penalty Bids
To facilitate this offering and in accordance with Regulation M under the Exchange Act (“Regulation M”), the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock, including:
•	stabilizing transactions;
•	short sales; and
•	purchase to cover positions created by short sales.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.
As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NYSE in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by email or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered by this prospectus for sale to our directors, officers, principal shareholders, employees, business associates, and related persons. Our directed share program will be administered by Keefe Bruyette & Woods or its affiliate. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.
Affiliations
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees, and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area, each of which we refer to as a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the UK Prospectus Regulation) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order,” and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person.”

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents. Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the shares in, from or otherwise involving the United Kingdom.
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;
provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of our shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, form or otherwise in involving the United Kingdom.

LEGAL MATTERS
Certain matters of U.S. federal and New York state law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Troutman Pepper Locke LLP, Richmond, Virginia. The validity of the shares of the common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Partners of Wyrick Robbins Yates & Ponton LLP hold an aggregate of 24,000 shares of our common stock (after giving effect to the 2-for-1 forward split of our common stock).
EXPERTS
The consolidated financial statements of First Carolina Financial Services, Inc. as of December 31, 2025 and 2024, and for the years then ended included in this prospectus have been audited by Cherry Bekaert LLP, an independent registered public accounting firm, as stated in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the shares of our common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.
Upon the completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referred to above. We also maintain a website at www.firstcarolinabank.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.

FIRST CAROLINA FINANCIAL SERVICES, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
First Carolina Financial Services, Inc.
Raleigh, North Carolina
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of First Carolina Financial Services, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP
We have served as the Company’s auditor since 2012.
Louisville, Kentucky
April 30, 2026

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
(Dollars in thousands, except share and per share data)
ASSETS
Cash and Cash Equivalents:
Non-interest bearing deposits	$7,759	$10,154
Interest bearing deposits	126,357	157,901
Total Cash and Cash Equivalents	134,116	168,055

Investment securities available-for-sale (“AFS”), at fair value (amortized cost $312,727 and $118,797, net of allowance for credit losses of $0 and $0)	312,090	116,863

Investment securities held-to-maturity (“HTM”), net of allowance for credit losses of $5,780 and $0, (fair value - 2025 $0, 2024 - $45,827)	—	51,761
Federal Home Loan Bank stock, at cost	5,732	4,298

Loans receivable	2,648,174	2,593,820
Allowance for credit losses	(20,893)	(20,402)
Net Loans	2,627,281	2,573,418

Premises and equipment, net	44,707	35,351
Goodwill	46,266	1,792
Other intangible assets, net	24,129	—
Deferred tax assets, net	25,142	7,268
Bank-owned life insurance	58,356	39,340
Prepaid expenses and other assets	39,689	41,192
Total Assets	$3,317,508	$3,039,338

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Non-interest bearing	$533,232	$533,034
Interest bearing	2,262,441	1,977,498
Total deposits	2,795,673	2,510,532
Short term borrowings	75,000	100,000
Subordinated debt, net	63,436	63,329
Allowance for credit losses on off-balance sheet credit exposures	3,794	4,306
Accrued interest payable	3,588	2,785
Accrued expenses and other liabilities	29,092	21,069
Total Liabilities	2,970,583	2,702,021

Shareholders’ Equity:
Preferred stock, $0 par value; 10,000,000 shares authorized; 0 shares issued or outstanding	—	—
Common stock, $1 par value, 100,000,000 shares authorized and 12,260,597 shares issued at December 31,2025; 40,000,000 shares authorized and 12,307,177 shares issued at December 31, 2024	12,261	12,307
Additional paid-in capital	239,903	242,137
Retained earnings	95,249	84,368
Accumulated other comprehensive loss	(488)	(1,495)
Total Shareholders’ Equity	346,925	337,317
Total Liabilities and Shareholders’ Equity	$3,317,508	$3,039,338

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
(Dollars in thousands, except share and per share data)
Interest Income:
Loans, including fees	$166,678	$158,146
Investment securities	22,542	17,611
Other interest and dividends	214	329
Total Interest Income	189,434	176,086

Interest Expense:
Deposits	86,170	78,508
Borrowings	571	2,647
Subordinated debt	4,252	3,371
Total Interest Expense	90,993	84,526

Net interest income	98,441	91,560
Provision for credit losses - loans	3,273	1,550
Provision (benefit) for credit losses - unfunded commitments	(512)	(3,316)
Provision for credit losses - securities HTM	5,780	—
Total provision (benefit) for credit losses	8,541	(1,766)
Net Interest Income After Provision for Credit Losses	89,900	93,326

Non-Interest Income:
Service charges on deposit accounts	36,981	3,256
Bank-owned life insurance income	1,809	1,208
Gain on sale of securities, net	1,719	—
Other	2,732	1,011
Total Non-Interest Income	43,241	5,475

Non-Interest Expense:
Compensation and benefits	55,098	29,455
Occupancy and equipment	15,554	4,382
Data processing	8,181	2,063
Federal deposit insurance premiums	3,892	2,951
Service fees	2,000	25,256
Professional fees	11,989	3,330
Supplies	1,921	244
Director fees	1,222	1,018
Amortization of intangibles	2,538	—
Consumer fraud and transaction losses	10,357	421
Other	4,835	3,242
Total Non-Interest Expense	117,587	72,362
Income before income tax expense	15,554	26,439
Income tax expense	3,353	5,527
Net income	$12,201	$20,912

Earnings per share:
Basic	$0.99	$1.92
Diluted	$0.99	$1.90
Weighted average common shares outstanding:
Basic	12,304,107	10,917,150
Diluted	12,368,157	11,018,253

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
(Dollars in thousands)
Net income	$12,201	$20,912

Other Comprehensive Income:
Unrealized holding gains on securities AFS	3,700	506
Reclassification of realized gains on securities available-for-sale	(2,403)	—
Amortization of unrealized gains and losses on investment securities transferred from AFS to HTM	7	(10)
Tax effect	(297)	(118)
Total Other Comprehensive Income	1,007	378
Comprehensive Income	$13,208	$21,290

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2025 AND 2024

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(Dollars in thousands, except share and per share data)
Balance, January 1, 2024	10,822,884	$10,823	$195,967	$63,456	$(1,873)	$268,373
Net income	—	—	—	20,912	—	20,912
Other comprehensive income	—	—	—	—	378	378
Issuance of common stock, net of offering expenses	1,297,043	1,297	43,512	—	—	44,809
Restricted stock issuance	187,250	187	2,658	—	—	2,845
Balance, December 31, 2024	12,307,177	12,307	242,137	84,368	(1,495)	337,317
Net income	—	—	—	12,201	—	12,201
Other comprehensive income	—	—	—	—	1,007	1,007
Repurchase of common stock	(220,000)	(220)	(5,500)	(1,320)	—	(7,040)
Offering expense related to 2024 issuance of common stock	—	—	(8)	—	—	(8)
Restricted stock issuance	173,420	174	3,274	—	—	3,448
Balance, December 31, 2025	12,260,597	$12,261	$239,903	$95,249	$(488)	$346,925

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS(Continued)

YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
(Dollars in thousands)
Cash flows from operating activities:
Net income	$12,201	$20,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	2,772	1,637
Amortization of internally developed software	2,153	—
Net gains on sale of securities	(1,719)	—
Net amortization of securities	342	189
Amortization of intangible assets	2,538	—
Amortization of Subordinated Debt issuance costs	107	106
Provision (recoveries) for credit losses	8,541	(1,766)
Deferred income tax expense	2,799	1,163
Earnings on bank-owned life insurance	(1,809)	(1,208)
Stock-based compensation expense	3,448	2,845
Change in assets and liabilities:
Prepaid expenses and other assets	5,994	37,518
Accrued expenses and other liabilities	(2,245)	521
Accrued interest payable	803	26
Net cash provided by operating activities	35,925	61,943

Cash flows from investing activities:
Proceeds from maturities, prepayments, and calls of AFS securities	51,736	64,633
Proceeds from sales of AFS securities	251,480	—
Purchases of AFS securities	(495,078)	(61,218)
Proceeds from maturities, prepayments, and calls of HTM securities	16,149	30,461
Proceeds from sales of HTM securities	29,148	—
Loan originations and principal payments on loans, net	(57,136)	(363,422)
Purchase of FHLB stock	(1,434)	(2,811)
Purchase of bank-owned life insurance	(17,207)	(10,233)
Purchases of premises and equipment	(3,894)	(4,759)
Net cash paid in acquisition of BM Technologies, Inc.	(96,721)	—
Net cash used in investing activities	(322,957)	(347,349)

Cash flows from financing activities:
Net increase in deposits	285,141	147,682
Net change in Federal Reserve advances	(50,000)	50,000
Net change in FHLB advances	25,000	50,000
Repurchase of common stock	(7,040)	—
Offering expense related to 2024 issuance of common stock	(8)	—
Net proceeds from issuance of common stock	—	44,809
Net cash provided by financing activities	253,093	292,491

Net increase in cash and cash equivalents	(33,939)	7,085
Cash and cash equivalents, beginning of year	168,055	160,970
Cash and cash equivalents, end of year	$134,116	$168,055

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS(Continued)

YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
(Dollars in thousands)
Supplemental disclosures of cash flow information:
Cash payments for:
Interest on deposits and other borrowings	$90,184	$84,684
Income taxes	$3,242	$3,581

Supplemental disclosures of noncash transactions:
Change in fair value of investment securities AFS, net of tax	$1,007	$378
Goodwill recognized in connection with acquisition of BM Technologies, Inc., net of measurement period increase of $3,720	$44,474	$—
Identified intangible assets recognized in connection with acquisition of BM Technologies, Inc.	$26,667	$—
Deferred tax assets recognized in connection with acquisition of BM Technologies, Inc., net of measurement period decrease of $3,720	$20,970	$—
Additional Assets recognized in connection with acquisition of BM Technologies, Inc.	$14,878	$—
Additional Liabilities recognized in connection with acquisition of BM Technologies, Inc.	$(10,268)	$—
Amortization of net gains and losses on investment securities transferred to HTM	$7	$(10)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies
Organization – First Carolina Financial Services, Inc. (the “Company”) is a North Carolina corporation that was incorporated on December 17, 2009 and is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. First Carolina Bank (the “Bank”) is a North Carolina state-chartered bank and wholly owned subsidiary of the Company. The Bank commenced operations in November 2000, and, on July 30, 2012, became a consolidated subsidiary of the Company, upon the Company’s initial acquisition of control of the Bank. As of December 31, 2025, the Bank had one wholly owned subsidiary, BM Technologies, Inc., a Delaware corporation, and one indirect subsidiary, BMTX, Inc., which is a Pennsylvania corporation and wholly owned subsidiary of BM Technologies, Inc. (collectively, “BM Tech”)
Nature of Business – The Company’s activities consist of managing and owning the Bank and its direct and indirect subsidiaries. The Bank provides commercial banking, payment, consumer banking, and wealth management services. As of December 31, 2025, the Bank operated five full-service offices in North Carolina (Rocky Mount, Raleigh, Wilmington, Cary, and Reidsville), one branch in Virginia Beach, Virginia, two branches in South Carolina (Columbia and Greenville), and one branch in Atlanta, Georgia. The Bank’s primary regulators are the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Commissioner of Banks. As an FDIC-insured depository institution, the Bank’s deposits are insured by the FDIC up to the standard per depositor, per institution limits. BM Tech operates a digital disbursement platform through which it processes payments for higher education institutions on a nationwide basis. As part of this commercial offering to higher education institutions, the Bank offers digital-first checking and savings accounts, or BankMobile accounts, creating a nationwide consumer deposit base for the Bank. These BankMobile customers are not tied to the Bank’s brick-and-mortar branch footprint.
The following is a description of the significant accounting policies used in the preparation of the accompanying consolidated financial statements:
Acquisition Accounting – The Company accounts for its mergers and acquisitions that qualify as a business combination under ASC 805, Business Combinations, which requires the use of the acquisition method of accounting. Under this method, the Company records all identifiable assets acquired and liabilities assumed at their fair values as of the acquisition date and records acquisition and merger-related transaction expenses and restructuring costs in the period incurred. The determination of fair values requires management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. The excess of the consideration paid over the fair value of the net assets acquired is recorded as goodwill. The results of operations of the acquired entity are included in the consolidated statements of operations from the acquisition date.
Under ASC 805, the Company may adjust provisional fair values of assets acquired and liabilities assumed in a business combination for a measurement period of up to one year from the acquisition date if additional information about the facts and circumstances that existed as of the acquisition date becomes available. Any future measurement period adjustments, if necessary, will be recognized in the reporting period in which the adjustment amount is determined.
Principles of Consolidation – The consolidated financial statements include the accounts of First Carolina Financial Services, Inc. and its wholly owned subsidiary, First Carolina Bank. All significant intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, valuation of foreclosed real estate, goodwill impairment, realization of net deferred tax assets and liabilities, fair value and related purchase accounting allocation related to BM Technologies, Inc. These policies and judgments, estimates and assumptions are described in greater detail in subsequent Notes to the Consolidated Financial Statements. Management believes that the judgments, estimates and assumptions used in the

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
preparation of the consolidated financial statements are appropriate based on the factual circumstances at the time. However, given the sensitivity of the consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in the Company’s results of operations or financial condition. Further, subsequent changes in economic or market conditions could have a material impact on these estimates and the Company’s financial condition and operating results in future periods.
Cash and Cash Equivalents – For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated balance sheet captions “non-interest bearing deposits” and “Interest bearing deposits” with maturities of fewer than 90 days. The Company places its cash and cash equivalents on deposit with the Federal Reserve and other financial institutions in the United States. Net cash flows are reported for customer loan and deposit transactions.
Investment Securities – Investment securities are classified into the following two categories:
Investment Securities, Available-for-Sale – Debt securities are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held-to-maturity securities. Debt securities classified as available-for-sale are available for future liquidity requirements and may be sold prior to maturity. Debt securities classified as available-for-sale are measured at fair value. Unrealized holding gains and losses on debt securities classified as available-for-sale are excluded from earnings and are reported net of tax as accumulated other comprehensive income (“AOCI”), a component of shareholders’ equity, until realized. Realized gains and losses on the sale of investment securities available-for-sale are determined using the specific-identification method and are included in earnings based upon the trade date sold.
Investment Securities, Held-to-Maturity – Debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity (“HTM”) and reported at amortized cost. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Debt securities classified as held-to-maturity are carried at cost, net of the allowance for credit losses-securities, adjusted for amortization of premiums to the earliest callable date and accretion of discounts to maturity.
Transfers of securities into held-to-maturity from available-for-sale are made at fair value as of the transfer date. The unrealized gain or loss as of the transfer date is retained in AOCI and in the carrying value of the held-to-maturity securities. The unrealized gain or loss is then amortized over the remaining life of the securities.
Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on a trade-date basis and determined using the specific-identification method.
Allowance for Credit Losses - Securities: Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. Management investments consists of U.S. Government and agency (including government-sponsored entities) securities, corporate debt obligations and mortgage-backed securities (“MBS”). All of our investment securities, including those with a credit rating, are subject to market risk in so far as a change in market rates of interest or other conditions may cause a change in an investment’s earnings performance and/or market value. Accrued interest receivable on held-to-maturity securities totaled $0 and $305 thousand at December 31, 2025 and 2024, respectively, and is included in prepaid expenses and other assets on the consolidated statement of financial position. As of December 31, 2025, the Company had zero HTM securities.
For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized costs, any changes to the rating

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. Projected cash flows are discounted by the current effective interest rate. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. The remaining impairment related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, is recognized as a charge to AOCI.
Accrued interest receivable on available-for-sale securities totaled $1.0 million and $728 thousand at December 31, 2025 and 2024, respectively, and is included in prepaid expenses and other assets on the consolidated statement of financial position.
Federal Home Loan Bank Stock, Reported at Cost – As a requirement for membership, the Bank invests in stock of Federal Home Loan Bank of Atlanta (“FHLB”). Management periodically evaluates FHLB stock for impairment. Management’s determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (4) the liquidity position of the FHLB. Based upon consideration of above factors, the Company has determined there is no impairment on FHLB stock as of December 31, 2025 and 2024.
Originated Loans Receivable – Originated loans receivable are stated at unpaid principal balances, less the allowance for credit losses, and net deferred loan origination fees and costs. The Company’s loan portfolio consists principally of mortgage loans collateralized by senior security interests on single family residences, other residential property, and commercial property and land. The Company’s loan classes are described below:
Loans
Construction, land, and land development loans are primarily comprised of loans for the purpose of constructing or rehabilitating commercial developments, such as multifamily, industrial, and self-storage properties. This category also includes loans to consumers to construct custom homes for owner occupancy, as well as loans to developers to build subdivisions to be held as rental properties. These loans may be highly dependent on the supply and demand for commercial real estate in the markets served by the Company. Deterioration in demand could result in a significant decrease in the underlying collateral values and make repayment of the outstanding loans more difficult. Land and land development loans are not considered a significant portion of this category.
Owner-occupied commercial real estate loans include loans secured by commercial real estate for which the primary source of repayment is the cash flow from the ongoing operations of the party, or an affiliate of the party, who owns the property. Loans in this category may be secured by industrial, office, and retail buildings, as well as senior housing facilities and private schools. These include both lines of credit and term loans which are amortized over the useful life of the assets financed. Personal guarantees from the business owners are generally required for these loans. Risks in this category may include economic cycles, competition, supply chain disruption, and the loss of key personnel.
Other commercial real estate loans include loans to finance income-producing commercial and multifamily properties. Loans in this category include neighborhood retail centers, single retail stores, medical and professional offices, industrial warehouses and distribution centers, apartments, and student housing facilities. The underwriting of these loans takes into consideration the occupancy, rental rates, and local market demand, as well as the financial health of the borrower and experience of the sponsor. The primary risk associated with loans secured by income-producing property is the inability of that property to produce adequate cash flow to service the debt. Loans secured by commercial

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
real estate generally involve a greater degree of risk compared to loans secured by single-family residences due to more volatile collateral values and performance due to changes in economic and market conditions. While also in this category, loans secured by farmland represent an insignificant portion.
Commercial, Industrial and agricultural loans include loans and lines of credit to finance business operations, equipment and other non-real estate purchases for operating companies. Personal guarantees from the business owners are generally required for these loans. These loans generally share the same risk characteristics as owner-occupied real estate, though collateral valuations may be more volatile. As such, these loans are often subject to more frequent monitoring requirements. While also in this category, loans for agricultural purposes represent an insignificant portion.
Residential real estate loans, including home equity lines of credit, are comprised of loans secured by senior or junior liens on single-family residences. These loans are typically considered to involve a lesser degree of risk than other loan classes due to relative stability of collateral values compared to other collateral types, as well as expected priority of debt payments on a borrower’s primary residence.
Consumer loans are comprised of loans and lines of credit to individuals for personal, family or household use. This loan class consists of many smaller dollar loans and represents an insignificant portion of the overall portfolio.
Allowance for Credit Losses (“ACL”) - Loans – On January 1, 2023, the Company adopted ASU 2013-13, which introduced the current expected credit losses (“CECL”) methodology and required us to estimate all expected credit losses over the remaining life of the loan portfolio. The Company has elected to exclude accrued interest receivable from the amortized cost basis in their estimate of the allowance for credit losses. The provision for credit losses reflects the amount required to maintain the allowance for credit losses at an appropriate level based upon management’s evaluation of the adequacy of collective and individual loss reserves. The Company has established systematic methodologies for the determination of the adequacy of the allowance for credit losses. The methodologies are set forth in a formal policy and take into consideration the need for a valuation allowance for loans evaluated on a collective (pool) basis which have similar risk characteristics as well as allowances that are tied to individual loans that do not share risk characteristics. The Company increases its allowance for credit losses by charging provisions for credit losses on its consolidated statement of operations. Losses related to specific assets are applied as a reduction of the carrying value of the assets and charged against the allowance for credit loss reserve when management believes the non-collectability of a loan balance is confirmed. Recoveries on previously charged off loans are credited to the allowance for credit losses. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information for differences in the specific risk characteristics in the current loan portfolio. These factors include, among others, changes in the size and composition of the loan portfolio, differences in underwriting standards, delinquency rates, actual loss experience and current economic conditions.
The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. In estimating the component of the allowance for credit losses for loans that share common risk characteristics, loans are pooled based on loan type and areas of risk concentration. For loans evaluated collectively, the allowance for credit losses is calculated using life of loan historical losses adjusted for economic forecasts and current conditions. Loans that do not share risk characteristics with other loans in the portfolio that are individually evaluated for impairment are not included in the collective evaluation. Factors involved in determining whether a loan should be individually evaluated include, but are not limited to, the financial condition of the borrower and the value of the underlying collateral. Expected credit losses for loans evaluated individually are measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, or when the Bank determines that a loan is collateral dependent the expected credit loss is measured based on the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. As a practical expedient, the Bank measures the expected credit loss for a loan using the fair value of the collateral if repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Banks’ assessment as of the

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
reporting date. The CECL model relies largely on historical peer loss experience and projected future macroeconomic conditions to estimate future credit losses. Macroeconomic factors used in the model include the Federal Open Market Committee (FOMC) Summary of Economic Projections for the Civilian Unemployment Rate and the Growth Rate of Real Gross Domestic Product. Losses are predicted using a reasonable and supportable forecast period of four quarters for all loan segments followed by a four-quarter straight line reversion period to long term averages. In addition, management may make additional adjustments for factors that are likely to cause estimated credit losses to differ from historical loss experience.
In March 2022, the FASB issued Accounting Standards Update (“ASU”) 2022-02 Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings (“TDRs”) and Vintage Disclosures. This pronouncement eliminated the recognition and measurement guidance on TDRs and was effective for the Company as of January 1, 2023. For creditors that have adopted CECL the amendments in the (“ASU”) 2022-02 Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures: (i) eliminate the previous recognition and measurement guidance for TDRs, (ii) require new disclosures for loan modifications when a borrower is experiencing financial difficulty (the “Modification Disclosures”) and (iii) require Gross write-off information included in disclosure (the “Gross Charge-off Vintage Disclosures”).
The Modification Disclosures apply to the following modification types: principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, or a combination of thereof. Creditors are required to disclose the following by loan class: (i) amounts and relative percentages of each modification type, (ii) the financial effect of each modification type, including the incremental effect of principal forgiveness or reduction in weighted average interest rate, (iii) the performance of the loan in the 12 months following the modification and (iv) qualitative information discussing how the modifications factored into the determination of the ACL. The impact of this accounting standard update upon financial statements and related footnote disclosure were considered with the overall implementation of the accounting standard as of January 1, 2023.
Nonaccrual Loans – Loans are placed on nonaccrual when they are 90 days past due and collection of contractual principal and interest is in doubt. A loan is considered past due when the borrower is no longer meeting their contractual obligation. The Company had three nonaccrual loans totaling $21.6 million as of December 31, 2025, and one nonaccrual loan totaling $17.4 million as of December 31, 2024.
Allowance for Credit Losses - Unfunded Commitments – The Company estimates expected credit losses on commitments to extend credit over the contractual period in which the Company is exposed to credit risk on the underlying commitments, unless the obligation is unconditionally cancellable by the Company. The allowance for off-balance sheet credit exposures is adjusted for as an increase or decrease to the provision for credit losses for unfunded commitments. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to fund. The Company is subject to certain commitments and contingencies. See Note 15.
Foreclosed Real Estate – Foreclosed real estate is initially recorded at estimated fair value less cost of disposal at the date of foreclosure, establishing a new cost basis. When property is acquired, the excess, if any, of the loan balance over estimated fair value is charged to the allowance for credit losses. Based on periodic evaluations by management, the carrying values are reduced where they exceed fair value minus estimated costs to sell. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred. The Company had no foreclosed real estate as of December 2025 and 2024.
Right of Use Lease Asset & Lease Liability – The Company leases office space under operating leases. Most leases require the Company to pay real estate taxes, maintenance, insurance and other similar costs in addition to the base rent. Certain leases also contain lease incentives, such as tenant improvement allowances and rent abatement. Variable lease payments are recognized as lease expense as they are incurred. We record an operating lease right of use (ROU) asset and an operating lease liability (lease liability) for operating leases with a lease term greater than 12 months. The ROU

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
asset and lease liability are recorded in other assets and other liabilities, respectively, in the consolidated statements of financial condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Accordingly, ROU assets are reduced by tenant improvement allowances from landlords plus any prepaid rent. We do not separate lease and non-lease components of contracts. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.
Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are up to 39 years for buildings, leasehold improvements are amortized over the estimated useful lives of the improvements or lease term, whichever is shorter, 3 to 15 years for furniture, fixtures, and equipment and for computers and related equipment. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts, and any gains or losses are reflected in current income.
Developed Software – Developed software includes internally developed software and developed software acquired in the BM Technologies, Inc. business acquisition. Internally developed software and related capitalized work-in-process costs relate to the development of our digital banking platform. Developed software is included in the Premises and equipment category on the consolidated statements of financial condition.
The company applies the principles of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). In accordance with ASC 985-20, costs incurred in the research and development of software products are expensed as incurred until technological feasibility is established. Technological feasibility is generally achieved when the Company has completed a detailed program design or a working model of the software.
Costs incurred after technological feasibility but before the product is available for general release are capitalized. Capitalized software development costs primarily include direct labor, payroll-related costs, and third-party contractor costs directly associated with the development of the product. Capitalized software costs are amortized on a product-by-product basis using the straight-line method, over the software’s estimated economic life, which generally ranges from three to five years. At this time, we do not invest significant capital into the research and development phase of new products and features as the technological feasibility aspect of our platform products has either already been met or is met very quickly.
For fiscal year 2025, the Company capitalized software development costs in the amount of $2.5 million. Additionally, the Company acquired $10.4 million of internally developed software through the acquisition of BM Technologies, Inc. during 2025. See Note 2.
Goodwill – Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortized but is subject to impairment tests on at least an annual basis or earlier whenever an event occurs indicating that goodwill may be impaired. Any impairment of goodwill or other intangibles will be recognized as an expense in the period of impairment.
Under the ASU Topic 350, the company has two reporting units, the goodwill impairment test is applied to each unit individually, and an impairment in one unit does not necessarily individuate impairment on the other. If a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on the difference. The impairment charge will be limited to the amount of goodwill allocated to the reporting unit. An entity is able to perform an optional qualitative goodwill impairment assessment before proceeding to the quantitative step of determining whether the reporting unit’s carrying amount exceeds its fair value.
The Company evaluated the carrying value of goodwill as of December 31, 2025, our annual test date, and determined that no impairment charge was necessary as the fair value of the reporting unit exceeded the carrying value.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
We will continue to monitor the impact of current economic conditions and other events on the Company’s business, operating results, cash flows and financial condition. If the current economic conditions and other events were to deteriorate and our stock price falls below current levels, we will have to reevaluate the impact on our financial condition and potential impairment of goodwill.
Intangible Assets – The Company’s intangible assets consist primarily of customer relationship intangibles, trade names, and other acquired intangible assets recognized in connection with the purchase of BM Technologies, Inc. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated periods of benefit, which generally range from 5 to 10 years, depending on asset type. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Bank-Owned Life Insurance – The Bank invested in cash value life insurance policies to fund a portion of the deferred compensation plan. The investment in the life insurance contracts is reported as an asset at the amount that could be realized under the insurance contracts at the balance sheet date.
Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
Stock-Based Compensation – The Company follows the provisions of the authoritative guidance regarding stock-based compensation. This guidance values stock-based awards at the grant date fair value and recognizes the expense over the requisite service period.
Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are more likely than not expected to be realized based upon available evidence.
The Company calculates its income tax provision using enacted tax rates applicable in the jurisdictions in which it operates. Changes in enacted tax laws, regulations, regulatory interpretations, or authoritative guidance related to accounting for income taxes could materially affect the Company’s effective tax rate, cash tax obligations, and results of operations. On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law, resulting in significant changes to U.S. federal income tax law, including modifications to the required capitalization of domestic research and development expenditures under Internal Revenue Code Section 174 and the restoration of 100 percent bonus depreciation under Section 168(k). The Company is currently evaluating the effects of the OBBBA on its business, financial position, results of operations, and consolidated financial statements.
AOCI – The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income (loss) refers to all components (revenues, expenses, gains, and losses) of comprehensive income (loss) that are excluded from net income. The Company’s other comprehensive income (loss) consists of unrealized gains and losses on investment securities available-for-sale net of tax.
Earnings per Common Share – Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Restricted shares issued to employees and directors are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
per common share includes the dilutive effect of additional potential common shares issuable under restricted share issuances. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. No stock options have been granted.
Advertising Costs – Advertising costs are charged to operations as incurred and totaled approximately $481 thousand and $480 thousand for the years ended December 31, 2025 and 2024, respectively.
Revenue Recognition – The Company recognizes revenue from contracts with customers. Non-interest revenue streams such as service charges on deposit accounts and commissions and fees are recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans, securities, and mortgage banking. In addition, certain non-interest income streams such as financial guarantees, derivatives, and certain credit card fees are outside the scope of the guidance. Non-interest revenue streams within the scope of Topic 606 are discussed in Note 21.
Interest Income – The Company recognizes interest income on loans using the effective interest method over the contractual life of the loan. The Company does not accrue interest on loans delinquent 90 days or more, unless they are both well secured and in the process of collection. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income may subsequently be recognized only to the extent cash payments are received if the remaining carrying value of the loan is deemed to be fully collectible. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans may be returned to accrual status after a period of satisfactory payment performance and future payments are reasonably assured.
Loan Origination Fees and Related Costs – Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for actual prepayments.
Service charges – Deposit service charges consist of monthly service fees, overdraft and nonsufficient funds fees, and VISA debit card interchange fees. The Company’s performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or at the end of each month through a direct charge to customers’ accounts. Overdraft and nonsufficient funds fees and other deposit account related fees are transactional based and, therefore, the Company’s performance obligation is satisfied, and related revenue recognized, at a point in time when the service is delivered. Debit card fees are primarily comprised of interchange fee income. Interchange fees are earned whenever the Company’s debit cards are processed through the Visa network. The Company’s performance obligation for interchange fee income is satisfied, and related revenue recognized when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Interchange income for vendors using terminals the Company has sold and commissions from VISA related to the Company’s principal status are also included in other operating income. The Company’s performance obligation is satisfied, and the related revenue recognized, when the commissions or fees are earned and are generally based on a percentage of activity.
Business Segments – The Company’s reportable segments are defined as Community Banking and BM Tech. The Company’s Community Banking segment is that of a traditional banking institution, gathering deposits and originating loans for portfolio in its respective primary market areas. The Community Banking segment offers a wide variety of deposit products to their consumer and commercial clients. Lending activities include the origination of real estate, commercial, agriculture business and consumer loans. In addition to interest income on loans and investment securities, the Bank receives other income from deposit service charges, bank-owned life insurance and gains/losses on sales of investment securities. The BM Tech segment is comprised of a technology platform through which funds disbursement services are provided to higher education institutions and students and consumers can open digital-first deposit accounts at the Bank, in each case, on a nationwide basis.
Business Segments Accounting standards require that information be reported about a company’s operating segments using a “management approach.” Reportable segments are identified in these standards as those revenue

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 1—Nature of business and summary of significant accounting policies (continued)
producing components for which separate financial information is produced internally and which are subject to evaluation by the Chief Operating Decision Maker (“CODM”). The performance of the Company is reviewed and monitored by the Company’s executive management and the Board of Directors on a periodic basis and the Chief Operating Decision Maker (CODM), which is the chief executive officer. For additional information regarding the business segments, see Note 20.
Consumer Fraud and Transaction Losses – The Company may incur losses when customers are defrauded or when unauthorized transactions are processed through our payment and digital banking platforms.
These losses are inherent in the Company’s deposit products, payment services, and digital banking platforms.
Transaction losses are recognized as a component of non-interest expense in the Consolidated Statements of Operations at the time the fraudulent activity is identified, validated, and the Company determines it is legally or contractually obligated to absorb the loss. The expense is recorded net of estimated recoveries from third-party financial institutions, insurance, or recovered merchant funds. The Company records recoveries from its dispute representment process, final card network arbitration rulings, and processing errors and adjustments. When the Company pursues recoveries from a third-party processor or acquiring banks, third-party recoveries are recognized as a reduction of fraud or transaction loss expense when the recovery is deemed certain. If recoveries exceed the recorded loss, or if the recovery is received in a subsequent reporting period, the gain is recognized when the amount becomes fixed and determinable. The amount of expected recoveries was not material as of December 31, 2025 or 2024.
Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.
Changes in Accounting Principles and Effects of New Accounting Pronouncements
The FASB issued Accounting Standards Update No. 2023-09, Improvements to Income tax disclosures. The accounting standard improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The accounting standard is effective for the Company for annual periods beginning after December 31, 2025. This standard relates to footnote disclosures only. The Company is evaluating the impact of this standard on its disclosures.
ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” amended existing guidance to improve disclosures about a public entity’s reportable segments and provide more detailed information about a reportable segment’s expenses. The amendment was adopted on January 1, 2024.
ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU modernizes the guidance for internal-use software by eliminating references to project development stages and requiring capitalization of software development costs when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used as intended. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the ASU on its financial statements and related disclosures.
Note 2—Business Combinations
On January 31, 2025, the Company completed the acquisition of BM Technologies, Inc. for $98.2 million. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. Prior to the acquisition, BM Technologies, Inc. operated as a financial technology company that, in partnership with its banking partners, offered a digital banking platform and funds disbursement services. With the acquisition of BM Technologies, Inc., the Company transformed into a national franchise with proprietary digital platform serving higher education institutions across over 750 campuses in 46 states and the District of Columbia.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 2—Business Combinations (continued)
The total consideration transferred was as follows:

Component	Amount (in thousands)
Cash paid at closing	$61,625
Fair value of warrants issued, paid on the behalf of acquiree	12,440
Settlement of accrued liabilities, paid on the behalf of acquiree	15,562
Effective settlement of preexisting asset due from acquiree	8,550
Total consideration transferred	$98,177

Identifiable Assets acquired and Liabilities assumed
The preliminary allocation of the purchase price is based on the fair value of the acquired assets and liabilities as of the acquisition date:

Purchase Price consideration		$98,177

Fair value of assets acquired
(Dollars in thousands)
Cash and cash equivalents	$1,456
Accounts receivable	2,932
Prepaid expenses and other current assets	1,559
Internally developed software	8,600
Internally Developed Software work-in-process	1,787
Intangible assets (excluding goodwill)	26,667
Deferred tax asset	20,970
Total Assets	$63,971

Fair value of liabilities acquired
Accounts payable and other liabilities	10,268
Total liabilities	$10,268
Fair Value of net assets acquired		53,703
Goodwill		$44,474

Acquired intangible assets consisted of:

Intangible Asset	Fair Value (in thousands)	Estimated Useful Life
Trade Name	$1,025	5 years
Customer Relationships	25,642	10 years
	$26,667

Amortization expense related to these assets will be recognized on a straight-line basis over their respective useful lives.
Goodwill of $44.5 million was initially recognized, representing the excess of the consideration transferred over the fair value of the identifiable net assets acquired. Goodwill primarily relates to expected synergies, assembled workforce, and future growth opportunities. Goodwill is not deductible for tax purposes unless otherwise noted.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 2—Business Combinations (continued)
The Company completed its analysis of the tax effects of this transaction during the measurement period. The consolidated statements of financial condition reflect this analysis. As a result, the deferred tax asset, related to acquired net operating losses, was decreased by $3.7 million, and the net adjustment of $3.7 million resulted in a corresponding increase to goodwill per ASC 805.
Acquisition-related costs of $2.8 million were expensed as incurred and included in Professional fees in the Consolidated Statements of Operations.
Note 3—Investment Securities
The following table summarizes the amortized cost and fair value of available-for-sale investment securities, with gross unrealized gains and losses:

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$292,071	$291	$547	$291,815
Non-agency	7,750	—	176	7,574
Total residential MBS	299,821	291	723	299,389
Commercial MBS - Agency	5,979	—	15	5,964
Asset backed securities	4,927	1	100	4,828
Corporate bonds	2,000	—	91	1,909
	$312,727	$292	$929	$312,090

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$43,253	$—	$1,211	$42,042
Non-agency	21,685	50	474	21,261
Total residential MBS	64,938	50	1,685	63,303
Commercial MBS - Agency	19,000	29	20	19,009
Asset backed securities	31,893	72	176	31,789
Corporate bonds	2,966	—	204	2,762
	$118,797	$151	$2,085	$116,863

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 3—Investment Securities (continued)
The Company had no held-to-maturity securities as of December 31, 2025. The following table summarizes the amortized cost and fair value of held-to-maturity investment securities, with gross unrealized gains and losses as of December 31, 2024:

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)
Securities held-to-maturity:
Residential MBS - Non-agency	$4,178	$—	$333	$3,845
Commercial MBS - Non-agency	22,537	—	5,494	17,043
Asset backed securities	19,496	30	—	19,526
Corporate bonds	5,550	—	137	5,413
	$51,761	$30	$5,964	$45,827

The following table summarizes available-for-sale securities in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2025 and 2024, aggregated by major security type and length of time in a continuous unrealized loss position:

December 31, 2025	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$109,232	$(56)	$2,092	$(491)	$111,324	$(547)
Non-agency	4,327	(1)	3,246	(175)	7,573	(176)
Total residential MBS	113,559	(57)	5,338	(666)	118,897	(723)
Commercial MBS - Agency	—	—	5,965	(15)	5,965	(15)
Asset backed securities	1,302	—	2,900	(100)	4,202	(100)
Corporate bonds	—	—	1,909	(91)	1,909	(91)
	$114,861	$(57)	$16,112	$(872)	$130,973	$(929)

December 31, 2024	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$31,570	$(400)	$10,472	$(811)	$42,042	$(1,211)
Non-agency	9,537	(143)	3,438	(331)	12,975	(474)
Total residential MBS	41,107	(543)	13,910	(1,142)	55,017	(1,685)
Commercial MBS - Agency	—	—	8,312	(20)	8,312	(20)
Asset backed securities	2,000	—	2,820	(176)	4,820	(176)
Corporate bonds	963	(4)	1,800	(200)	2,763	(204)
	$44,070	$(547)	$26,842	$(1,538)	$70,912	$(2,085)

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 3—Investment Securities (continued)
As described in Note 1, Summary of Significant Accounting Policies, for any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. As of December 31, 2025 and 2024, the Company did not intend to sell those securities that had an unrealized loss. At December 31, 2025, it was not more-likely-than-not that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity. The Company has determined that no write-down is necessary. In addition, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration, which would require the recognition of an allowance for credit losses. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. These securities will continue to be monitored as a part of the Company’s ongoing evaluation of credit quality.
As of December 31, 2025, the Company’s available-for-sale security portfolio consisted of 35 securities, of which 11 have been in a continuous unrealized loss position for more than 12 months. The unrealized losses on the Company’s available-for-sale investment securities were caused by various reasons; however, the Company believes no material impairment of value is due to deteriorating financial condition of the issuers. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment because the Company does not intend to sell, and it is more likely than not that the Company will not be required to sell these investments before anticipated recovery. The Company does not consider these investments to be credit impaired at December 31, 2025. Approximately 95% of the investment portfolio is comprised of guaranteed U.S. government agency securities and obligations of states and political subdivisions. Since the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be credit impaired at December 31, 2025.
During the year ending December 31, 2025, the Company identified a credit impairment related to a debt security classified as HTM. The issuer experienced significant financial deterioration during the period. As a result, the Company concluded that the expected cash flows associated with the security were no longer collectible. The impaired security had an amortized cost basis of $5.8 million prior to recognition of the credit loss. In accordance with ASC 326, the Company recorded a credit loss expense of $5.8 million, representing the full amortized cost of the security. This adjustment reduced the amortized cost basis to zero and resulted in a corresponding reduction in the allowance for credit losses. The HTM security was placed on nonaccrual status, and no interest income was recognized, and no recoveries are expected. The security was individually evaluated under the Company’s credit-loss estimation policies. Key assumptions included the issuer’s foreclosure proceedings, estimated recovery values of underlying collateral, and the absence of further cash flows expected to be received.
During the year ended December 31, 2025, the Company sold all debt securities previously classified as HTM. The sales were undertaken due to circumstances that were isolated, non-recurring, and unusual for the Company, and therefore met the conditions under ASC 320 for sales from the HTM portfolio without calling into question management’s intent to hold other HTM securities to maturity.
The HTM securities sold had an amortized cost basis of $35.9 million and resulted in a net realized loss of $684 thousand. The sales occurred as a result of significant deterioration in the credit quality of the issuers, which was not anticipated at the time the securities were originally purchased. Management determined that the credit-related concerns represented a significant increase in the risk of non-performance and warranted disposition of the securities to mitigate potential future losses.
Under ASC 320-10-25-6, sales of HTM securities are permitted when there is evidence of a significant deterioration in creditworthiness of the issuer. Accordingly, management concluded that these transactions were consistent with the Company’s HTM classification and will not taint future purchases to the HTM portfolio.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 3—Investment Securities (continued)
The amortized cost and fair values of securities, available-for-sale, as of December 31, 2025 and 2024, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because some issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2025
	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Due within one year	$—	$—
Due after one but within five years	1,651	1,650
Due after five but within ten years	10,109	9,902
Due after ten years	300,967	300,538
Total	$312,727	$312,090

	December 31, 2024
	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Due within one year	$24	$24
Due after one but within five years	12,404	12,423
Due after five but within ten years	26,644	26,454
Due after ten years	79,725	77,962
Total	$118,797	$116,863

The amortized cost and fair values of securities, held-to-maturity, as of December 31, 2024 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because some issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2024
	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities held-to-maturity:
Due after one but within five years	$8,550	$8,460
Due after five but within ten years	18,012	17,916
Due after ten years	25,199	19,451
Total	$51,761	$45,827

For the purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal payments.
Sales of securities available-for-sale during 2025 totaled approximately $251 million. The sales generated $2.4 million in realized gains. The Company had no sales of securities available-for-sale during 2024.
As of December 31, 2025 and 2024, there were no securities pledged to secure public deposits. As of December 31, 2025 and 2024, securities totaling $325 million and $53 million respectively, were pledged to secure borrowings.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses
The table below presents the major types of loans recorded on the consolidated statements of financial condition at December 31:

	2025	2024
	(Dollars in thousands)
Construction Land & Land Development	$255,740	$314,687
Other Commercial Real Estate	1,449,044	1,492,444
Owner-Occupied Commercial Real Estate	295,346	264,671
Commercial Industrial & Agricultural	299,853	268,860
Residential Real Estate	346,601	251,308
Consumer	1,590	1,850
Loans receivable	2,648,174	2,593,820
Allowance for credit losses	(20,893)	(20,402)
Total loans receivable, net of allowance for credit losses on loans and leases (1)	$2,627,281	$2,573,418

(1)	Includes deferred (fees) costs and unamortized (discounts) premiums, net of $(6.9) million and $(7.4) million at December 31, 2025 and 2024, respectively.
The following table presents, by loan class, the activity related to the allowance for credit losses for the year ended December 31, 2025:

	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
(Dollars in thousands)
Beginning balance	$5,526	$9,210	$1,359	$2,514	$1,788	$5	$20,402
Provision (recovery) for credit losses	(1,345)	2,931	97	835	725	30	3,273
Charge-offs	—	(2,754)	—	—	—	(47)	(2,801)
Recoveries	1	—	—	—	—	18	19
Net recoveries (charge-offs)	1	(2,754)	—	—	—	(29)	(2,782)
Ending Balance	$4,182	$9,387	$1,456	$3,349	$2,513	$6	$20,893

The following table presents, by loan class, the activity related to the allowance for credit losses for the year ended December 31, 2024:

	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
(Dollars in thousands)
Beginning balance	$5,472	$9,794	$1,076	$1,442	$1,104	$9	$18,897
Impact of ASU 2016-13	—	—	—	—	—	—	—
Provision (recovery) for credit losses	53	(584)	283	1,072	684	42	1,550
Charge-offs	—	—	—	—	—	(53)	(53)
Recoveries	1	—	—	—	—	7	8
Net recoveries (charge-offs)	1	—	—	—	—	(46)	(45)
Ending Balance	$5,526	$9,210	$1,359	$2,514	$1,788	$5	$20,402

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following tables present the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2025 and 2024:

December 31, 2025	Nonaccrual With No Allowance for Credit Loss	Nonaccrual With An Allowance for Credit Loss	Loans Past Due Over 89 days Still Accruing
(Dollars in thousands)
Construction Land & Land Development	$—	$—	$—
Other Commercial Real Estate	4,209	—	—
Owner-Occupied Commercial Real Estate	17,368	—	—
Commercial Industrial & Agricultural	—	—	—
Residential Real Estate	—	—	—
Consumer	—	—	—
Total Loans	$21,577	$—	$—

December 31, 2024	Nonaccrual With No Allowance for Credit Loss	Nonaccrual With An Allowance for Credit Loss	Loans Past Due Over 89 days Still Accruing
(Dollars in thousands)
Construction Land & Land Development	$—	$—	$—
Other Commercial Real Estate	—	—	—
Owner-Occupied Commercial Real Estate	17,418	—	—
Commercial Industrial & Agricultural	—	—	—
Residential Real Estate	—	—	—
Consumer	—	—	—
Total Loans	$17,418	$—	$—

The Company designates collateral-dependent loans as loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral, and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan’s collateral, which is adjusted for liquidation costs/discounts if applicable, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.
The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2025 and 2024:

December 31, 2025	Residential Properties	Business Assets	Land	Commercial Property	Other	Total
(Dollars in thousands)
Construction, land & land development	$—	$—	$633	$—	$—	$633
Other commercial real estate	—	—	—	4,942	—	4,942
Owner-occupied real estate	—	—	—	28,137	—	28,137
Commercial, industrial & agricultural	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total Loans	$—	$—	$633	$33,079	$—	$33,712

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)

December 31, 2024	Residential Properties	Business Assets	Land	Commercial Property	Other	Total
(Dollars in thousands)
Construction, land & land development	$—	$—	$659	$—	$—	$659
Other commercial real estate	—	—	—	5,202	—	5,202
Owner-occupied real estate	—	—	—	28,274	—	28,274
Commercial, industrial & agricultural	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total Loans	$—	$—	$659	$33,476	$—	$34,135

At December 31, 2025, the Company had seven loans totaling $33.7 million that were individually evaluated for credit losses, of which three loans totaling $21.6 million were on a nonaccrual basis. At December 31, 2024, the Company had six loans totaling $34.1 million that were individually evaluated for credit losses, of which one loan totaling $17.4 million was on a nonaccrual basis. There were no individually analyzed loans with an allowance for credit losses for the period ending December 31, 2025 and 2024, respectively.
The Company uses several credit quality indicators to manage credit risk on an ongoing basis. The Company’s primary credit quality indicator is an internal credit risk rating system. The Company grades loans as either “pass,” “special mention,” “substandard,” “doubtful,” or “loss” loans. Loans are reviewed on a regular basis internally, and at least annually by an external loan review group, to ensure loans are graded appropriately.
The following are the definitions of the Company’s credit quality indicators.
Pass – The loans assigned a “pass” grade are typically paying in accordance with the terms of the original agreement and do not have significant weaknesses that would be an indication of probable future default in the short-term. Management believes there is a low likelihood of loss related to those loans that are considered “pass”.
Special Mention – Loans assigned a “special mention” grade have potential weaknesses that deserve management’s close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. This rating requires appropriate remediation plans and monitoring.
Substandard – Loans assigned a “substandard” grade are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the possibility that the bank will sustain some loss if the deficiencies are not corrected. Appropriate remedial plans must be implemented, and the credit continuously monitored.
Doubtful – Loans assigned a “doubtful” grade have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. An asset is to be graded “doubtful” when significant risk exposure is evident, but the actual amount of the loss is not immediately determinable pending some future event to be resolved within a relatively short time period. Given the high probability of loss, nonaccrual accounting treatment is required.
Loss – The loans assigned a “loss” grade are considered uncollectible and identified losses are immediately charged-off.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table presents a summary of the recorded investment in loans, by loan class, disaggregated based on credit quality indicator at December 31, 2025 and 2024:

	December 31, 2025
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Pass	$255,740	$1,433,135	$277,978	$299,853	$346,601	$1,590	$2,614,897
Special Mention	—	11,025	—	—	—	—	11,025
Substandard	—	4,884	17,368	—	—	—	22,252
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$255,740	$1,449,044	$295,346	$299,853	$346,601	$1,590	$2,648,174

	December 31, 2024
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Pass	$314,687	$1,492,444	$247,253	$268,860	$251,308	$1,850	$2,576,402
Special Mention	—	—	—	—	—	—	—
Substandard	—	—	17,418	—	—	—	17,418
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$314,687	$1,492,444	$264,671	$268,860	$251,308	$1,850	$2,593,820

The following table presents an aging analysis of the loan portfolio, by loan class, at December 31, 2025 and 2024:

	December 31, 2025
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Current	$255,740	$1,444,835	$277,978	$299,853	$346,601	$1,590	$2,626,597
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	—	—
90 days or more past due and still accruing	—	—	—	—	—	—	—
Nonaccrual loans	—	4,209	17,368	—	—	—	21,577
Total	$255,740	$1,449,044	$295,346	$299,853	$346,601	$1,590	$2,648,174

	December 31, 2024
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Current	$314,687	$1,492,444	$247,253	$268,860	$251,308	$1,850	$2,576,402
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	—	—
90 days or more past due and still accruing	—	—	—	—	—	—	—
Nonaccrual loans	—	—	17,418	—	—	—	17,418
Total	$314,687	$1,492,444	$264,671	$268,860	$251,308	$1,850	$2,593,820

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table summarizes the total amortized costs of commercial loans disaggregated by year of origination, the current period gross write offs, and risk rating as of December 31, 2025:

	Commercial Loan Risk Classification by Loan Type Term Loans by Origination Year
	2025	2024	2023	2022	2021	2020 & Prior	Revolving Loans	Total
(Dollars in thousands)
Construction, land & land development
Pass	$24,843	$79,194	$100,344	$50,096	$369	$894	$—	$255,740
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction, land & land development	24,843	79,194	100,344	50,096	369	894	—	255,740
Current period gross write offs	—	—	—	—	—	—	—	—
Other commercial real estate
Pass	125,045	57,381	273,505	635,498	222,616	119,090	—	1,433,135
Special Mention	—	—	—	—	11,025	—	—	11,025
Substandard	—	—	675	—	4,209	—	—	4,884
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total other commercial real estate	125,045	57,381	274,180	635,498	237,850	119,090	—	1,449,044
Current period gross write offs	—	—	—	2,754	—	—	—	2,754
Owner-occupied real estate
Pass	52,664	10,215	65,691	66,005	31,146	48,910	3,347	277,978
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	17,368	—	—	—	—	17,368
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Owner-occupied real estate	52,664	10,215	83,059	66,005	31,146	48,910	3,347	295,346
Current period gross write offs	—	—	—	—	—	—	—	—
Commercial, industrial & agricultural
Pass	58,013	20,041	24,225	38,819	32,975	789	124,991	299,853
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial, industrial, & agriculture	58,013	20,041	24,225	38,819	32,975	789	124,991	299,853
Current period gross write offs	—	—	—	—	—	—	—	—
Total Commercial Loans	$260,565	$166,831	$481,808	$790,418	$302,340	$169,683	$128,338	$2,299,983

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table summarizes the total amortized costs of commercial loans disaggregated by year of origination, the current period gross write offs, and risk rating as of December 31, 2024:

	Commercial Loan Risk Classification by Loan Type Term Loans by Origination Year
	2024	2023	2022	2021	2020	2019 & Prior	Revolving Loans	Total
(Dollars in thousands)
Construction, land & land development
Pass	$50,433	$175,439	$77,320	$10,146	$73	$1,276	$—	$314,687
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction, land & land development	50,433	175,439	77,320	10,146	73	1,276	—	314,687
Current period gross write offs	—	—	—	—	—	—	—	—
Other commercial real estate
Pass	39,552	203,123	743,036	273,933	185,114	47,586	100	1,492,444
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total other commercial real estate	39,552	203,123	743,036	273,933	185,114	47,586	100	1,492,444
Current period gross write offs	—	—	—	—	—	—	—	—
Owner-occupied real estate
Pass	18,344	59,427	67,578	33,143	31,303	35,031	2,427	247,253
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	17,418	—	—	—	—	—	17,418
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Owner-occupied real estate	18,344	76,845	67,578	33,143	31,303	35,031	2,427	264,671
Current period gross write offs	—	—	—	—	—	—	—	—
Commercial, industrial & agricultural
Pass	33,496	38,184	44,244	40,441	881	337	111,277	268,860
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial, industrial, & agriculture	33,496	38,184	44,244	40,441	881	337	111,277	268,860
Current period gross write offs	—	—	—	—	—	—	—	—
Total Commercial Loans	$141,825	$493,591	$932,178	$357,663	$217,371	$84,230	$113,804	$2,340,662

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table summarizes the total amortized cost of residential real estate and consumer loans disaggregated by year of origination and risk rating as of December 31, 2025:

	Consumer Loan Risk Classification by Loan Type Term Loans by Origination Year
	2025	2024	2023	2022	2021	2020 & Prior	Revolving Loans	Total
(Dollars in thousands)
Residential real estate
Pass	$80,249	$77,707	$72,015	$45,527	$28,279	$24,923	$17,901	$346,601
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total residential real estate	80,249	77,707	72,015	45,527	28,279	24,923	17,901	346,601
Current period gross write offs	—	—	—	—	—	—	—	—
Consumer
Pass	841	388	138	—	—	78	145	1,590
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total consumer	841	388	138	—	—	78	145	1,590
Current period gross write offs	47	—	—	—	—	—	—	47
Total Consumer and Residential Real Estate Loans	$81,090	$78,095	$72,153	$45,527	$28,279	$25,001	$18,046	$348,191
Total Loans	$341,655	$244,926	$553,961	$835,945	$330,619	$194,684	$146,384	$2,648,174

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table summarizes the total amortized cost of residential real estate and consumer loans disaggregated by year of origination and risk rating as of December 31, 2024:

	Consumer Loan Risk Classification by Loan Type Term Loans by Origination Year
	2024	2023	2022	2021	2020	2019 & Prior	Revolving Loans	Total
(Dollars in thousands)
Residential real estate
Pass	$58,385	$64,262	$52,233	$31,988	$21,251	$12,076	$11,113	$251,308
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total residential real estate	58,385	64,262	52,233	31,988	21,251	12,076	11,113	251,308
Current period gross write offs	—	—	—	—	—	—	—	—
Consumer
Pass	1,250	222	32	96	35	61	154	1,850
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total consumer	1,250	222	32	96	35	61	154	1,850
Current period gross write offs	53	—	—	—	—	—	—	53
Total Consumer and Residential Real Estate Loans	$59,635	$64,484	$52,265	$32,084	$21,286	$12,137	$11,267	$253,158
Total Loans	$201,460	$558,075	$984,443	$389,747	$238,657	$96,367	$125,071	$2,593,820

There were no revolving loans converted to term loans during 2025 and 2024.
Occasionally, the Company modifies loans to borrowers in financial distress by providing concessions in the form of principal forgiveness, an other-than-insignificant payment delay, a term extension, and/or an interest rate reduction. If principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table presents the amortized cost of loans at December 31, 2025 and 2024 that were both experiencing financial difficulty and modified during the year comparative, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

Modification Type:	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Total	Total Class of Financing Receivable
December 31, 2025
(Dollars in thousands)
Construction, land & land development	$—	$—	$633	$—	$633	0.2%
Other commercial real estate	—	—	—	4,267	4,267	0.3%
Owner-occupied real estate	—	—	—	10,769	10,769	3.6%
Commercial, industrial & agricultural	—	—	—	—	—	—%
Residential real estate	—	—	—	—	—	—%
Consumer	—	—	—	—	—	—%
Total Loans	$—	$—	$633	$15,036	$15,669	0.6%

Modification Type:	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Total	Total Class of Financing Receivable
December 31, 2024
(Dollars in thousands)
Construction, land & land development	$—	$—	$659	$—	$659	0.2%
Other commercial real estate	—	—	—	—	—	—%
Owner-occupied real estate	—	17,418	—	10,855	28,273	10.7%
Commercial, industrial & agricultural	—	—	—	—	—	—%
Residential real estate	—	—	—	—	—	—%
Consumer	—	—	—	—	—	—%
Total Loans	$—	$17,418	$659	$10,855	$28,932	1.1%

The Company has not committed to lend additional amounts to the borrowers included in the previous table.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)
The following table describes the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the during the years ended December 31, 2025 and 2024, respectively:

Modification Type:	Principal Forgiveness	Payment Delay (months)	Weighted Average Term Extension (months)	Weighted Average Interest Rate Reduction
December 31, 2025
(Dollars in thousands)
Construction, land & land development	$—	—	12	—%
Other commercial real estate	—	—	—	—%
Owner-occupied real estate	—	—	—	0.7%
Commercial, industrial & agricultural	—	—	—	—%
Residential real estate	—	—	—	—%
Consumer	—	—	—	—%
Total Loans	$—	—	12	0.7%

Modification Type:	Principal Forgiveness	Payment Delay (months)	Weighted Average Term Extension (months)	Weighted Average Interest Rate Reduction
December 31, 2024
(Dollars in thousands)
Construction, land & land development	$—	—	12	—%
Other commercial real estate	—	—	—	—%
Owner-occupied real estate	—	15	—	3.5%
Commercial, industrial & agricultural	—	—	—	—%
Residential real estate	—	—	—	—%
Consumer	—	—	—	—%
Total Loans	$—	15	12	3.5%

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of loans that have been modified in the twelve months as of December 31, 2025 and 2024:

Payment Status (Amortized Cost Basis)	Current	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
December 31, 2025
(Dollars in thousands)
Construction, land & land development	$633	$—	$—	$—	$—
Other commercial real estate	58	—	—	4,209	4,209
Owner-occupied real estate	10,769	—	—	—	—
Commercial, industrial & agricultural	—	—	—	—	—
Residential real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total Loans	$11,460	$—	$—	$4,209	$4,209

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 4—Loans receivable and allowance for credit losses (continued)

Payment Status (Amortized Cost Basis)	Current	30 - 59 Days Past Due	60 - 59 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
December 31, 2024
(Dollars in thousands)
Construction, land & land development	$659	$—	$—	$—	$—
Other commercial real estate	—	—	—	—	—
Owner-occupied real estate	28,273	—	—	—	—
Commercial, industrial & agricultural	—	—	—	—	—
Residential real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total Loans	$28,932	$—	$—	$—	$—

There were two loans that had a payment default during the year ended December 31, 2025 and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty, and zero loans during the year ended December 31, 2024. A default on a modified loan is defined as being past due 90 days or being out of compliance with the modification agreement.
Officers and directors of the Company were indebted to the Company for loans made in the ordinary course of business. The following is an analysis of the loans to officers and directors for the years ended December 31, 2025 and 2024:

	2025	2024
(Dollars in thousands)
Balance, beginning of year	$53,091	$41,647
Originations	1,925	11,449
Payments received	(20,806)	(5)
Balance, end of year	$34,210	$53,091

Note 5—Premises, equipment and software
Premises, equipment, and software consist of the following:

	2025	2024
(Dollars in thousands)
Land	$8,671	$8,671
Land improvements	61	61
Buildings and improvements	28,952	26,089
Furniture and equipment	7,028	6,268
Internally Developed Software	11,120	—
IDS work-in-process	335	—
Work-in-process	12	809
	56,179	41,898
Less accumulated depreciation	(11,472)	(6,547)
Total Premises and Equipment	$44,707	$35,351

Depreciation expense for the years ended December 31, 2025 and 2024 amounted to approximately $4.9 million and $1.6 million, respectively.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 5—Premises, equipment and software (continued)
Internally Developed Software
Internally developed software is recorded at cost less accumulated depreciation. Depreciation and amortization is calculated using the straight-line method over the expected useful life of the asset, beginning in the month after the asset is placed in service. The Company generally amortizes internally developed software over 36 months.

(Dollars in thousands)	2025	2024
Capitalized Software consisted of the following:
Acquired internally developed software	$8,600	$—
Acquired work in process moved to capitalized internally developed software	1,787	—
Capitalized internally developed software	733	—
Work-in-process	335	—
	11,455	—
Accumulated amortization	(3,103)	—
Total capitalized software costs	$8,352	$—

BM Tech recorded amortization expenses of $3.1 million for the eleven months ended December 31, 2025 as a component of occupancy and equipment on the Consolidated statement of operations.
Note 6—Federal Home Loan Bank (“FHLB”) Atlanta Stock
Membership in the FHLB requires ownership of FHLB stock. As of December 31, 2025, the Bank had 57,320 shares of $100 par value capital stock totaling approximately $5.7 million in FHLB stock. As of December 31, 2024, the Bank had 42,978 shares of $100 par value capital stock totaling approximately $4.3 million in FHLB stock. Based on redemption provisions of FHLB, the stock has no quoted market value and is carried at cost. This stock is restricted as it may only be sold to the FHLB.
Note 7—Prepaid expenses and other assets
The following table includes the components of prepaid expenses and other assets:

Prepaid expenses and other assets
(Dollars in thousands)	December 31, 2025	December 31, 2024
Right of use assets for operating leases, net	$6,966	$7,445
BM Technologies, Inc. receivables	11,206	19,518
Accrued interest receivable	10,620	10,051
Prepaids	3,906	2,037
Other	6,991	2,141
Total prepaid expenses and other assets	$39,689	$41,192

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 8—Deposits
Deposits as of December 31, 2025 and 2024 are summarized as follows:

	2025	2024
(Dollars in thousands)
Demand accounts:
Demand deposits, noninterest bearing	$533,232	$533,034
Money market, interest bearing	731,992	552,101
Interest bearing demand accounts	376,537	294,360
Total demand deposits	1,641,761	1,379,495
Savings	27,205	31,116
Certificates of deposit	1,126,707	1,099,921
Total deposits	$2,795,673	$2,510,532

At December 31, 2025, the scheduled maturities of certificates of deposit are as follows:

Amount
Years Ending December 31,	(Dollars in thousands)
2026	$805,015
2027	270,225
2028	50,403
2029	924
2030	140
Thereafter	—
$1,126,707

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $250,000 at December 31, 2025 and 2024 was approximately $140 million and $126 million, respectively.
Interest expense on deposits is summarized as follows for the years ended December 31, 2025 and 2024:

	2025	2024
	(Dollars in thousands)
Certificates of deposit	$53,127	$44,340
Interest bearing and money market	32,914	34,153
Savings	129	15
Total interest expense	$86,170	$78,508

At December 31, 2025 and 2024, the aggregate amount of overdraft deposit accounts reclassified as loans receivable were $518,000 and $819,000, respectively.
Included in total deposits is $532.9 million in reciprocal time deposits and interest bearing demand and money market sweep accounts as of December 31, 2025, compared to $165.2 million as of December 31, 2024, which provides our customers with fully insured deposits through a sweep and exchange of deposits with other financial institutions.
In the normal course of business, the Company has outstanding deposits with its directors, executive officers, and their affiliates which amounted to $39.5 million and $36.3 million as of December 31, 2025 and 2024, respectively.
Effective December 1, 2023, the Bank entered into a deposit partnership with BMTX, Inc., a wholly owned subsidiary of BM Technologies, Inc. Under the governing deposit processing services agreement, the Bank provides demand deposit accounts (checking and savings) to depositors that are sourced through BM Tech’s refund management

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 8—Deposits (continued)
services offered to its higher education institution clients. On January 31, 2025, the Bank acquired BM Technologies, Inc. (see Note 2–Business Combinations). Prior to acquisition, these deposit accounts were referred to as Vibe accounts and are now referred to as BankMobile accounts post-acquisition.
Set forth in the table below is certain information pertaining to the BankMobile accounts as of the dates indicated, including total dollar balance, number of accounts, and percentage of the Bank’s total deposits:

	December 31, 2025	December 31, 2024
Balance of BankMobile deposits (dollars in millions)	$334	$350
Total Number of BankMobile deposit accounts (in thousands)	302	353
Percentage of Bank’s total deposits	11.9%	13.9%

The Bank pays a service fee for these BankMobile deposits. The total service fees paid in 2025 and 2024 were $2 million and $25 million, respectively. These fees are included in the service fee category on the Consolidated Statements of Operations. Since the acquisition of BM Technologies, Inc. on January 31, 2025, the service fees are eliminated in consolidation.
Note 9—Retirement plan
The Company maintains a 401(k) plan for all employees that have completed one month of service. Under the plan, employees may contribute up to an annual maximum as determined by the Internal Revenue Code. In 2025 and 2024, the Company matched 100% of employee contributions up to 6% of the participant’s compensation. The plan provides that employees’ contributions are 100% vested at all times, and the Company’s contributions vest at 25% at the end of each year of service until 100% of the Company’s contributions are vested after the completion of the fourth year of service. The expenses related to this plan for the years ended December 31, 2025 and 2024 amounted to $1.8 million and $906 thousand, respectively.
Note 10—Goodwill and Intangible Assets
Goodwill:
The change in goodwill during the fiscal years ended December 31, 2025 and 2024 was as follows:

	2025	2024
(Dollars in thousands)
Beginning of year	$1,792	$1,792
Acquired goodwill	44,474	—
Measurement period adjustments	—
Impairment	—	—
End of year	$46,266	$1,792

See, “Note 2—Business Combinations,” for additional discussion of the goodwill associated with the Bank’s acquisition of BM Technologies, Inc.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 10—Goodwill and Intangible Assets(continued)
Intangible assets:
Acquired intangible assets were as follows as of December 31, 2025 and 2024:

	2025		2024
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(Dollars in thousands)
Amortized intangible assets:
Trade Name	$1,025	$(188)	$—	$—
Existing Customer Relationships	25,642	(2,350)	—	—
Total	$26,667	$(2,538)	$—	$—

Aggregate amortization expense on intangible assets was $2.5 million for December 31, 2025 and zero for December 31, 2024.
Note 11—Income Taxes
Allocation of income tax expense between current and deferred portions is as follows for the years ended December 31:

	2025	2024
	(Dollars in thousands)
Current tax expense:
Federal	$301	$4,086
State	253	278
	554	4,364
Deferred tax benefit:
Federal	$2,969	$1,026
State	(170)	137
	2,799	1,163
Total tax expense	$3,353	$5,527

The difference between the provision for income taxes and the amounts applied by applying the statutory federal income tax rate of 21% for the years ended December 31, 2025 and 2024 to income before income taxes is summarized below:

	2025	2024
	(Dollars in thousands)
Expense computed at statutory rate	$3,266	$5,552
State income tax expense, net of federal benefit	31	365
Increase in cash value of bank owned life insurance	(380)	(254)
Excess tax benefit from stock compensation	(197)	(223)
Nondeductible merger expenses	534	34
Other, net	99	53
Total	$3,353	$5,527

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 11—Income Taxes (continued)
The tax effects of temporary differences that gave rise to significant portions of the net deferred tax assets are as follows as of December 31, 2025 and 2024:

	2025	2024
	(Dollars in thousands)
Deferred tax assets:
Allowance for credit losses	$4,883	$4,653
Allowance for credit losses related to unfunded loan commitment exposures	877	982
Bond Impairment	1,336	—
Deferred loans fees	1,600	1,678
Net operating loss carryforward	11,891	323
Federal and State research and development credits	1,408	—
Unrealized loss on securities available for sale	145	442
Restricted stock	786	628
Lease Liability	1,706	1,760
Intangible assets and Goodwill	5,110	—
Other	632	533
Total gross deferred tax assets	30,374	10,999
Less valuation allowance	(1,150)	(294)
Total deferred tax assets	29,224	10,705
Deferred tax liabilities:
Premises and equipment	2,472	1,739
ROU Asset	1,610	1,698
Total deferred tax liabilities	4,082	3,437
Net deferred tax asset	$25,142	$7,268

As of the reporting date, the Company had gross U.S. federal net operating loss carryforwards of approximately $50.4 million. The utilization of these net operating loss carryforwards is subject to limitations under Internal Revenue Code Section 382 imposed on the acquisition of loss companies. The Company expects to realize its U.S. federal net operating loss carryforwards, as such losses were either generated in taxable years beginning after December 31, 2017 and therefore are not subject to expiration, or were previously reduced to their realizable amounts prior to expiration beginning in 2030.
The Company also had U.S. state net operating loss carryforwards resulting in a potential future tax benefit of approximately $1.3 million, which begin to expire in 2031. The Company does not expect to realize certain U.S. state net operating loss carryforwards or state tax credits within the applicable carryforward periods and, accordingly, has recorded a valuation allowance against the related deferred tax assets.
Note 12—Regulatory capital
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action (“PCA”) regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available-for-sale is not included in computing regulatory capital. Management believes as of December 31, 2025, the Company and Bank meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 12—Regulatory capital (continued)
represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At the year-end 2025 and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
Financial institutions under generally applicable capital rules are required to maintain a capital conservation buffer of greater than 2.5 percent in order to avoid restrictions on capital distributions and other payments. Federal banking regulations require institutions to meet their capital conservation buffer requirement with common equity tier 1 capital (“CET1”).
Actual and required capital amounts and ratios are presented below for December 31, 2025 and 2024.

	Actual		Minimum Capital Requirements		Well-Capitalized Requirements under PCA
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2025
Total Capital to Risk-Weighted Assets:
Consolidated	$348,284	12.0%	$231,879	8.0%	N/A	N/A
Bank	349,647	12.1%	231,879	8.0%	289,849	10.0%
Tier 1 Capital to Risk-Weighted Assets:
Consolidated	266,561	9.2%	173,909	6.0%	N/A	N/A
Bank	324,960	11.2%	173,909	6.0%	231,879	8.0%
CET1 to Risk-Weighted Assets:
Consolidated	266,561	9.2%	130,432	4.5%	N/A	N/A
Bank	324,960	11.2%	130,432	4.5%	188,402	6.5%
Tier 1 Capital to Average Assets:
Consolidated	266,561	7.9%	134,285	4.0%	N/A	N/A
Bank	324,960	9.7%	134,285	4.0%	167,857	5.0%

	Actual		Minimum Capital Requirements		Well-Capitalized Requirements under PCA
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2024
Total Capital to Risk-Weighted Assets:
Consolidated	$425,061	14.2%	$238,979	8.0%	N/A	N/A
Bank	415,554	13.9%	238,979	8.0%	298,724	10.0%
Tier 1 Capital to Risk-Weighted Assets:
Consolidated	337,022	11.3%	179,234	6.0%	N/A	N/A
Bank	390,846	13.1%	179,234	6.0%	238,979	8.0%
CET1 to Risk-Weighted Assets:
Consolidated	337,022	11.3%	134,426	4.5%	N/A	N/A
Bank	390,846	13.1%	134,426	4.5%	194,170	6.5%
Tier 1 Capital to Average Assets:
Consolidated	337,022	11.1%	121,652	4.0%	N/A	N/A
Bank	390,846	12.9%	121,652	4.0%	152,066	5.0%

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 12—Regulatory capital (continued)
The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53C. The Bank may not pay dividends that would cause it to not be deemed “adequately capitalized” under applicable federal regulatory capital standards. Regulatory authorities may further limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank.
Note 13—Other non-interest expense
The major components of other non-interest expense for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
(Dollars in thousands)
Advertising	$481	$480
Insurance	1,089	436
Telephone	354	229
Dues and memberships	166	141
Travel	1,219	640
Other	1,526	1,316
Total	$4,835	$3,242

Note 14—Operating leases
The Company has 3 operating leases for its branches in Raleigh, North Carolina, Virginia Beach, Virginia and Columbia, South Carolina with remaining terms from 8 to 14 years. Most lease agreements consist of initial terms ranging between 10 - 15 years with options to extend the lease by at least 5 years. First Carolina Bank operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. Pursuant to these agreements, First Carolina Bank does not have any commitments that would meet the definition of a finance lease.
As most of First Carolina Bank’s operating leases do not provide an implicit rate, First Carolina Bank utilized its incremental borrowing rate based on the information available at either the adoption of ASC 842, Leases (“ASC 842”) or the commencement date of the lease, whichever was later, when determining the present value of lease payments. There were no new leases entered into during the years ended December 31, 2025 and 2024.
The following table summarizes operating lease ROU assets and operating lease liabilities and their corresponding balance sheet location:

(Dollars in thousands)
	Classification	December 31, 2025	December 31, 2024
Assets
Operating lease ROU assets	Prepaid expenses and other assets	$6,966	$7,445

Liabilities
Operating lease liabilities	Accrued expenses and other liabilities	$7,385	$7,716

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 14—Operating leases (continued)
The following table summarizes operating lease cost and its corresponding income statement location for the periods presented:

(dollars in thousands)
	Classification	Year Ended December 31, 2025	Year Ended December 31, 2024
Noninterest expense
Operating Lease cost	Occupancy and equipment	$1,296	$1,172

Maturities of non-cancellable operating lease liabilities, included in accrued expenses and other liabilities on the statement of financial conditions were as follows at December 31, 2025:

(Dollars in thousands)
Maturity Analysis	Operating
2026	$1,382
2027	1,424
2028	1,459
2029	1,493
2030	1,529
Thereafter	827
Total undiscounted cash flows	8,114
Less: present value discount	(729)
Total lease liabilities	$7,385

Cash paid pursuant to operating lease liabilities was $1.1 million and $1.1 million for the years ended December 31, 2025 and December 31, 2024, respectively, and reported as cash flows used in operating activities in the consolidated statement of cash flows.
The following table summarizes the weighted average remaining lease term and discount rate for First Carolina Banks operating leases at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Operating Leases weighted average remaining lease term (years)	6.1	7.1
Operating Leases weighted average discount rate	3.44%	1.16%

Note 15—Commitments and contingencies
Litigation – In the normal course of business, the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.
Off-Balance Sheet Risk – The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of unfunded loan commitments and letters of credit. Unfunded loan commitments include undisbursed construction loans and other loan types as defined below. The Company uses the same credit policies in making commitments and conditional obligations as it uses for underwriting on-balance sheet instruments. In most cases, collateral or other security is required to support financial instruments with off-balance sheet risk. The Company’s exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 15—Commitments and contingencies (continued)
The following table summarizes financial instruments with off-balance sheet risk exposure as of December 31, 2025 and 2024:

	2025	2024
(Dollars in thousands)
Financial instruments whose contract amounts represent credit risk:
Letter of Credit	$22,398	$9,622
Undisbursed Construction Commitments	247,825	313,124
Other Unfunded Commitments	216,137	243,148
Total	$486,360	$565,894

Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have similar credit risk as other lending facilities. Collateral held for letters of credit varies but may include certificates of deposit, accounts receivable, inventory, property, plant, equipment, and/or real estate.
Undisbursed Construction Commitments represent unused commitments of Construction, land, and land developments loans used primarily for the purpose of constructing or rehabilitating commercial developments, such as multifamily, industrial, and self-storage properties. This also includes unused commitments to consumers to construct custom homes for owner occupancy.
Other Unfunded Commitments represent unused lines of credit not categorized within Undisbursed Construction Commitments. Primarily other unused commitments are related to Commercial Real Estate, Commercial and Industrial and Home Equity Lines of Credit loans.
Note 16—Fair value of financial instruments
Financial instruments for which fair value disclosures are required include cash and due from banks, interest-bearing deposits, securities available-for-sale, loans, Federal Home Loan Bank stock, bank owned life insurance, deposit accounts, and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Due from Banks and Interest Bearing Deposits – Cash and due from banks and interest-bearing deposits in banks are repriced on a short-term basis; as such, the carrying value approximates fair value.
Securities HTM – Fair values for investment securities equals quoted market price if such information is available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.
Loans – The fair value for loans held for investment is estimated using an exit price methodology. An exit price methodology considers expected cash flows that take into account contractual loan terms, as applicable, prepayment expectations, probability of default, loss severity in the event of default, recovery lag and, in the case of variable rate loans, expectations for future interest rate movements. These cash flows are present valued at a risk adjusted discount

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 16—Fair value of financial instruments (continued)
rate, which considers the cost of funding, liquidity, servicing costs, and other factors. Because observable quoted prices seldom exist for similar assets carried in loans held for investment, Level 3 inputs are primarily used to determine fair value exit pricing. The fair value of collateral-dependent loans is estimated based on discounted cash flows or underlying collateral values, where applicable.
Deposits – The carrying amount of demand deposits and savings deposits approximates fair value due to those products having no stated maturity. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities and is classified as Level 2.
Short-term Borrowings – The carrying amount of variable rate other borrowings approximates fair value and is classified as Level 1. The fair value of fixed rate other borrowings is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar borrowing arrangements and is classified as Level 2.
Subordinated Debt – The fair value of the Company’s subordinated debt securities is based on discounted cash flows using rates for securities with similar terms and remaining maturities and are classified as Level 2.
Financial Instruments with Off-Balance Sheet Risk – With regard to financial instruments with off-balance sheet risk discussed above, it is not practicable to estimate the fair value of future financing commitments.
The carrying amounts and estimated fair values of the Company’s financial instruments not carried at fair value, none of which are held for trading purposes, are as follows at December 31, 2025 and 2024:

		Fair Value Measurements at December 31, 2025 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
(Dollars in thousands)
Financial assets
Cash, due from banks, federal funds sold	$134,116	$134,116	$—	$—	$134,116
Loans, net	2,627,281	—	—	2,604,086	2,604,086

Financial liabilities
Deposits	$2,795,673	$—	$2,692,104	$—	$2,692,104
Short-term Borrowings	75,000	—	75,000	—	75,000
Subordinated debt	63,436	—	63,436	—	63,436

		Fair Value Measurements at December 31, 2024 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
(Dollars in thousands)
Financial Assets:
Cash, due from banks, federal funds sold	$168,055	$168,055	$—	$—	$168,055
Securities HTM	51,761	—	45,827	—	45,827
Loans, net	2,573,418	—	—	2,509,508	2,509,508

Financial liabilities
Deposits	$2,510,532	$—	$2,472,539	$—	$2,472,539
Short-term Borrowings	100,000	—	100,000	—	100,000
Subordinated debt	63,329	—	63,329	—	63,329

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 17—Fair value measurements
The Company utilizes fair value measurements to record fair value adjustments for certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a monthly basis. Additionally, from time to time, the Company may be required to record other assets at fair value, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments usually involve writing the asset down to fair value or the lower of cost or market value.
The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:
Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.
Securities Available-for-Sale – Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions, and other factors such as the present value of future cash flows. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets, and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds, and corporate debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. As of December 31, 2025 and 2024, the Bank does not have any Level 3 securities.
The following tables summarize the Company’s financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis:

December 31, 2025	Fair Value	Level 1	Level 2	Level 3
(Dollars in thousands)
Securities available-for-sale:
Residential mortgage-backed securities	$299,389	$—	$299,389	$—
Commercial mortgage-backed securities	5,964	—	5,964	—
Asset backed securities	4,828	—	4,828	—
Corporate bonds	1,909	—	1,909	—
Total assets at fair value	$312,090	$—	$312,090	$—

December 31, 2024	Fair Value	Level 1	Level 2	Level 3
(Dollars in thousands)
Securities available-for-sale:
Residential mortgage-backed securities	$63,303	$—	$63,303	$—
Commercial mortgage-backed securities	19,009	—	19,009	—
Asset backed securities	31,789	—	31,789	—
Corporate bonds	2,762	—	2,762	—
Total assets at fair value	$116,863	$—	$116,863	$—

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 17—Fair value measurements (continued)
The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These include assets that are measured at the lower cost or market value that are recognized at fair value less cost to sell, if applicable, at the end of the period.
The following table summarizes the Company’s financial instruments that were measured at fair value on a nonrecurring basis at December 31, 2025 and 2024:

	December 31, 2025
Dollars in thousands	Total	Level 1	Level 2	Level 3
Collateral - Dependent loans, net	$33,712	$—	$—	$33,712
Total Assets at Fair Value on a nonrecurring basis	$33,712	$—	$—	$33,712

Dollars in thousands	December 31, 2024
Collateral - Dependent loans, net	$34,135	$—	$—	$34,135
Total Assets at Fair Value on a nonrecurring basis	$34,135	$—	$—	$34,135

Collateral dependent loans – Loans that do not share risk characteristics are evaluated on an individual basis. Expected credit losses for loans individually evaluated are measured based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the difference between the fair value of the collateral and carrying amount if repayment is expected to be provided substantially through the operation or sale of the collateral. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will recognize an allowance or promptly charge off any amount deemed uncollectible against the Allowance for Credit Losses. Any subsequent recoveries will be limited to the amount previously charged-off. As of December 31, 2025, the fair value of all individually evaluated loans was greater than the carrying amount. As a result, there was no Allowance for Credit Losses applied to these loans.
The following table provides a description of the valuation technique, unobservable inputs, and qualitative information about the unobservable inputs for the Company’s assets and liabilities classified as Level 3 and measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024:

December 31, 2025	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Financial Instrument	(Dollars in thousands)
Collateral - Dependent loans, net	$33,712	Third party appraisal or broker’s price opinion	Management discount for costs to sell	10%

December 31, 2024	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Financial Instrument
Collateral - Dependent loans, net	$34,135	Third party appraisal or broker’s price opinion	Management discount for costs to sell	10%

Note 18—Restricted stock awards
The Company has restricted stock awards outstanding under its 2020 Equity Incentive Plan, as amended, and its 2025 Equity Incentive Plan. The 2025 plan was adopted by the Company’s board of directors on February 27, 2025 and approved by shareholders on April 24, 2025. All future equity awards will be made out of the 2025 plan. The 2025 plan permits the issuance and award of various award types (including restricted stock, restricted stock units, stock options, among others) to the Company and its subsidiaries employees, directors, and consultants.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 18—Restricted stock awards (continued)
The Company measures the fair value of restricted stock based on the price paid for common stock during the period near the grant date and compensation expense is recorded over the vesting period. The related compensation expense recognized for restricted stock awards was approximately $3.4 million and $2.8 million for the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025, there was $13.9 million of total unrecognized compensation cost related to non-vested stock granted under the Plan. The cost is expected to be recognized over a weighted-average period of 5.1 years. The total fair value of shares vested during the years ended December 31, 2025 and 2024 was $2.8 million and $2.2 million. The income tax benefit was $218 thousand and $244 thousand for 2025 and 2024, respectively.
A summary of changes in the non-vested shares over the prior two-year period follows:

Non-Vested Shares	Shares	Weighted-Average Fair Value
Non-Vested at January 1, 2024	285,630	$24.71
Granted	190,000	31.19
Vested	95,059	23.82
Forfeited	2,750	31.00
Non-Vested at December 31, 2024	377,821	28.15
Granted	176,750	35.00
Vested	107,870	26.25
Forfeited	3,330	30.58
Non-Vested at December 31, 2025	443,371	$31.32

Note 19—Borrowings
The Company has borrowings from the Federal Home Loan Bank (FHLB). The advances from the FHLB are secured by eligible securities and eligible loans are listed below. The FHLB borrowing capability at December 31, 2025 and 2024 was $491 million and $262 million, respectively.
Advances from the FHLB of Atlanta consisted of the following at December 31, 2025 and 2024:

FHLB Borrowings	2025	2024
(Dollars in thousands)
Maturity	January 16, 2026	April 24, 2025
Interest Rate	3.80%	4.57%
Balance	$75,000,000	$50,000,000

Interest expense on FHLB advances was approximately $0.6 million and $1.7 million for the years ended December 31, 2025 and 2024, respectively. Accrued interest was approximately $135 thousand and $203 thousand as of December 31, 2025 and 2024, respectively.
During 2024, the Company established a loan from the Federal Reserve secured by eligible loans. There were no advances from the Federal Reserve as of December 31, 2025 and $50 million as of December 31, 2024. The Federal Reserve borrowing capability at December 31, 2025 and 2024 was $183 million and $114 million, respectively.
Interest expense on Federal Reserve advances was approximately $15 thousand for the year ended December 31, 2025. Accrued interest was $0 as of December 31, 2025.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 19—Borrowings (continued)
At December 31, 2025 and 2024, the Company’s subordinated debt was as follows:

	Aggregate Principal Amount December 31, 2025	Aggregate Principal Amount December 31, 2024
(Dollars in thousands)
Total liability, at par	$64,000	$64,000
Less: unamortized debt issuance costs	(564)	(671)
Total liability, at carrying value	$63,436	$63,329

On December 6, 2019, the Company issued $32 million of fixed-to-floating rate subordinated notes (the “2019 Notes”) due December 6, 2029 in a private placement. The Company received $31.6 million in net proceeds after deducting issuance costs. The 2019 Notes accrued interest at a fixed rate of 5.5%, payable semi-annually beginning June 6, 2020, for the first five years until December 6, 2024; thereafter, the subordinated notes accrue interest at an annual floating rate equal to three-month CME Term SOFR plus 0.262% plus a spread of 3.94% until maturity or early redemption. The Company may redeem the 2019 Notes in whole or in part, on or after December 6, 2024 on any interest payment date. At December 31, 2025 and 2024, the carrying value of the 2019 Notes totaled approximately $31.8 million and $31.8 million, respectively. The interest rate on the 2019 note rate was 7.94% and 8.63% for December 31, 2025 and 2024, respectively.
On April 19, 2022, the Company issued $32 million of fixed-to-floating rate subordinated notes (the “2022 Note”) due April 30, 2032 in a private placement to a single institutional purchaser. The Company received $31.4 million in net proceeds after deducting issuance costs. The 2022 Note accrues interest at a fixed rate of 4.50%, payable semi-annually beginning October 30, 2022, for the first five years until April 30, 2027; thereafter, the subordinated note will accrue interest at an annual floating rate equal to three-month SOFR plus a spread of 1.93% until maturity or early redemption. The Company may redeem the 2022 Note in whole or in part, on or after April 30, 2027 on any interest payment date. At December 31, 2025 and 2024, the carrying value of the 2022 Note totaled approximately $31.6 million and $31.5 million, respectively. The interest rate on the 2022 note rate as of December 31, 2025 and 2024 was 4.5%.
Interest expense on the subordinated notes was $4.3 million and $3.4 million for the years ended December 31, 2025 and 2024, respectively. Interest payable on the subordinated notes amounted to $407 thousand and $422 thousand as of December 31, 2025 and 2024, respectively.
Note 20—Segment Reporting
Our reportable segments are Community Banking and BM Tech, which have been determined based on management’s focus and internal reporting structure. The Community Banking segment comprises activities of a traditional banking institution, gathering deposits and originating loans for portfolio in its respective primary market areas. On January 31, 2025, the Company acquired BM Technologies, Inc., a financial technology company that, in partnership with its banking partners, offered a digital banking platform and funds disbursement services. For segment reporting, BM Tech reflects the revenue streams of providing (i) funds disbursement services to higher education institutions, (ii) payments and banking services to consumers originated via the disbursement service, and (iii) low-cost deposits to the Community Banking segment.
The economic value of the deposits generated by BM Tech is determined by our internal funds transfer pricing (“FTP”) methodology, which is designed to capture alternative deposit funding costs available to the Community Banking segment with commensurate interest rate and liquidity risk. Under our methodology, BM Tech receives an FTP credit from the Community Banking segment. This FTP charge to Community Banking is derived from the average deposit balances of the BM Tech portfolio and is based on an agreed-upon interest rate that takes into account current market pricing for similar liabilities, while also assigning a pricing premium based on the fund’s “Core” deposit designation.
Financial results are presented, to the extent possible, as if each operated on a standalone basis. In evaluating segment performance, the Company primarily evaluates total revenues (net interest income plus non-interest income)

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 20—Segment Reporting (continued)
and net income. Each segment bears its direct respective operating costs for salaries and benefits, occupancy and equipment, data processing, consumer fraud and transaction losses, and other attributable non-interest expenses.
The following tables present the operating segment results for the year December 31, 2025:

	Community Banking	BM Tech	Total
(Dollars in thousands)
Interest Income	$189,434	$—	$189,434
Interest Expense	(90,869)	(124)	(90,993)
Funds Transfer Pricing	(18,088)	18,088	—
Net Interest Income	80,477	17,964	98,441
Provision for credit losses	8,541	—	8,541
Net interest income after Provision for Credit Losses	71,936	17,964	89,900
Service charges on deposit accounts:
Interchange and card revenue	1,354	7,197	8,551
Servicing Fees	—	12,092	12,092
Service Charges	1,216	7,986	9,202
University fees- transaction activity	—	2,234	2,234
University fees- subscriptions	—	4,902	4,902
Total service charges on deposit accounts	2,570	34,411	36,981
Bank-owned life insurance income	1,809	—	1,809
Gain on sale of securities, net	1,719	—	1,719
Other noninterest income(1)	1,145	1,587	2,732
Noninterest income	7,243	35,998	43,241
Total Employee Salary and Benefits	33,098	22,000	55,098
Occupancy and Equipment	5,120	10,434	15,554
Data Processing	2,594	5,587	8,181
Professional Fees	6,904	5,085	11,989
Consumer fraud and transaction losses	22	10,335	10,357
Other noninterest expense(2)	11,656	4,752	16,408
Noninterest expense	59,394	58,193	117,587
Net Income (loss) before taxes	19,785	(4,231)	15,554
Income tax expense (benefit)	4,351	(998)	3,353
Net Income (loss)	$15,434	$(3,233)	$12,201
Period Ending Assets	$3,215,076	$102,432	$3,317,508

(1)	Other noninterest income includes fee income from outside services, trust, rental and other miscellaneous income.
(2)	Other noninterest expense includes costs for legal and regulatory filings, audit fees, other contractual services, and other miscellaneous expenses.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 21—Revenue from contracts with customers
Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.
The Company’s sources of revenue are generated from both interest and noninterest revenue streams. Certain revenue-generating transactions are not subject to ASC 606. Revenue streams generated by fees and interest from financial instruments, investments, and transfers and servicing of these assets are excluded from this disclosure.
The Company has certain revenue streams within the scope of ASC 606 contained within noninterest income. The Company’s contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize.
Bank-owned life insurance — The Company owns life insurance policies on certain current and former officers and employees. These policies are recorded at cash surrender value. Income is recognized in noninterest income based on the increase in cash surrender value, net of premiums paid.
Interchange income and card fees — The Company earns interchange fees from debit cardholder transactions conducted through a payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are earned daily.
Servicing Fees — The Company earned monthly servicing fees through a private label banking program (banking-as-a-service) agreement. The Company provides deposit processing services and earns a fixed fee monthly as specified by the agreement with the external party. Following the acquisition of BM Technologies, Inc. on January 31, 2025, the Company terminated a significant deposit servicing partnership with a third-party program sponsor. Deposit servicing fees related to this arrangement were recognized through the date of termination. Subsequent to termination, related deposit servicing fees are intercompany in nature and are eliminated in consolidation.
Service charges on deposit accounts — The Company earns fees from its deposit customers for transaction-based account maintenance, wires and overdraft services. Transaction-based fees, which include services such as ATM use fees and stop payment charges, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges are withdrawn from the customer’s account balance.
University Fees–transaction activity — Transaction based fees, covering fees charged based on transaction volume, are earned as transactions are processed on behalf of the university clients. These transaction-based fees include, with respect to disbursement services, per disbursement (electronic or paper check) fee and with respect to identity verification services, per report called through the service.
University Fees–subscriptions — The Company earns subscription fees through agreements with universities to manage financial aid disbursements including providing banking and debit card services for recipients. The Company also earns subscription fees under the agreements BM Tech enters into with universities for the identity verification service. Subscription fees are earned each month as services are provided. Deferred revenue related to subscription fees totaled $3.1 million, $0 and $0 as of December 31, 2025, 2024 and January 1, 2024, respectively, which was included in accrued expenses and other liabilities on the consolidated statements of financial condition. Deferred revenue acquired on January 31, 2025 totaled $2.6 million and $2.5 million was recognized as revenue in the period February 1, 2025 through December 31, 2025.
Gains on sale of securities — The Company recognizes realized gains or losses from the sale of its securities at the trade date and recognizes periodic mark-to-market adjustments on equity securities resulting from changes in fair value.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 21—Revenue from contracts with customers (continued)
Other noninterest income — Other noninterest income consists primarily to contracts with third parties for miscellaneous referral fiduciary income or broker income.
The following table presents non-interest income within the scope and out of the scope of ASC 606 by segment for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025
	BM Tech	Community Banking	Within Scope	Out of Scope	Total
(Dollars in thousands)
Non-Interest Income:
Service charges on deposit accounts:
Interchange and card revenue	$7,197	$1,354	$8,551	$—	$8,551
Servicing fees	12,092	—	12,092	—	12,092
Service charges	7,986	1,216	9,202	—	9,202
University fees - transaction activity	2,234	—	2,234	—	2,234
University fees - subscriptions	4,902	—	4,902	—	4,902
Total service charges on deposit accounts	34,411	2,570	36,981	—	36,981
Bank-owned life insurance income	—	1,809	—	1,809	1,809
Gain on sale of securities	—	1,719	—	1,719	1,719
Other non-interest income(1)	1,587	1,145	2,732	—	2,732
Total Non-Interest Income	$35,998	$7,243	$39,713	$3,528	$43,241

	Year Ended December 31, 2024
	Bm Tech	Community Banking	Within Scope	Out of Scope	Total
(Dollars in thousands)
Non-Interest Income:
Service charges on deposit accounts:
Interchange and card revenue	$—	$2,114	$2,114	$—	$2,114
Service charges	—	1,142	1,142	—	1,142
Total service charges on deposit accounts	—	3,256	3,256	—	3,256
Bank-owned life insurance income	—	1,208	—	1,208	1,208
Other non-interest income(2)	—	1,011	1,011	—	1,011
Total Non-Interest Income	$—	$5,475	$4,267	$1,208	$5,475

(1)	Other noninterest income includes fee income from outside services, trust, rental and other miscellaneous income.
(2)	Other noninterest income includes trust, rental and other miscellaneous income.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 22—Earnings per Share (EPS)
Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Employee and Director shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. No stock options have been granted.

	December 31, 2025	December 31, 2024
(Dollars and shares in thousands)
Net Income	$12,201	$20,912
Dividends	—	—
Net income available to common shareholders	$12,201	$20,912

Weighted average common shares outstanding:
Basic shares outstanding	12,304	10,917
Stock-based awards	64	101
Diluted shares outstanding	12,368	11,018

Earnings per share:
Basic	$0.99	$1.92
Diluted	$0.99	$1.90

Note 23—Shareholders’ equity
At the 2025 annual meeting of shareholders held on April 24, 2025, the Company’s shareholders approved an amendment to the Company’s articles of incorporation to increase the Company’s authorized shares of common stock from 40,000,000 to 100,000,000 shares and the Company’s total authorized shares of capital stock from 50,000,000 to 110,000,000. As of December 31, 2025, the Company had the authority to issue 110,000,000 shares of capital stock, consisting of 100,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock. The preferred stock may be issued with such preferences, limitations, and relative rights as shall be designated by the Company’s board of directors and may be issued in one or more series. The Company had no issued and outstanding shares of preferred stock as of December 31, 2025 and 2024, respectively.
During the year ended, December 31, 2025, the Board authorized the Company to repurchase 220,000 shares of common stock for an aggregate purchase price of $7.0 million, including related transaction costs. These repurchases were funded using cash.
Shares repurchased were retired upon acquisition, resulting in a reduction of common stock at par value, additional paid-in capital, and retained earnings.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 24—Parent company financial data
Following are condensed financial statements of First Carolina Financial Services, Inc. for the years ended December 31, 2025 and 2024:
Condensed Statements of Financial Condition

	Years ended December 31,
	2025	2024
	(Dollars in thousands)
ASSETS
Cash	$5,422	$9,962
Other assets	107	59
Investment in First Carolina Bank	405,324	391,141
Total Assets	$410,853	$401,162

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debt and borrowings	$63,436	$63,329
Accrued interest on subordinated debt and borrowings	407	422
Other Liabilities	85	94
Shareholders’ equity	346,925	337,317
Total Liabilities and Shareholders’ Equity	$410,853	$401,162

Condensed Statements of Operations

	Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Equity in income of First Carolina Bank	$16,767	$24,452
Other professional fees	(106)	(68)
Interest on subordinated debt and borrowings	(4,252)	(3,371)
Other expense	(208)	(101)
Net income	$12,201	$20,912

Condensed Statements of Cash Flows

	Years Ended December 31
	2025	2024
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$12,201	$20,912
Adjustments to reconcile net income to net cash used in operating activities:
Equity in income of First Carolina Bank	(16,767)	(24,452)
Net amortization of Subordinated Debt issuance costs	107	106
Issuance of restricted stock	3,448	2,845
Change in assets and liabilities:
Other assets	(48)	20
Other liabilities	(9)	(28)
Accrued interest expense	(15)	65
Net cash used in operating activities	(1,083)	(532)

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024
Note 24—Parent company financial data (continued)

	Years Ended December 31
	2025	2024
	(Dollars in thousands)
Cash flows from investing activities:
Investment in First Carolina Bank	3,591	(41,244)
Net cash used in investing activities	3,591	(41,244)

Cash flows from financing activities:
Repurchase of common stock	(7,040)	—
Offering expense related to 2024 issuance of common stock	(8)	—
Net proceeds from issuance of common stock	—	44,809
Net cash provided by (used in) financing activities	(7,048)	44,809

Net increase (decrease) in cash and equivalents	(4,540)	3,033
Cash and cash equivalents, beginning of year	9,962	6,929
Cash and cash equivalents, end of year	$5,422	$9,962

Note 25—Subsequent events
The Company has evaluated all subsequent events for potential recognition and disclosure through April 30, 2026, in connection with these consolidated financial statements, which is the date these consolidated financial statements were available to be issued.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)

	March 31, 2026	December 31, 2025
(Dollars in thousands, except share and per share data)
ASSETS
Cash and Cash Equivalents:
Non-interest bearing deposits	$10,617	$7,759
Interest bearing deposits	179,706	126,357
Total Cash and Cash Equivalents	190,323	134,116

Investment securities available-for-sale (“AFS”), at fair value (amortized cost $332,671 and $312,727, net of allowance for credit losses of $0 and $0)	331,641	312,090
Federal Home Loan Bank stock, at cost	2,364	5,732

Loans receivable	2,684,469	2,648,174
Allowance for credit losses	(21,121)	(20,893)
Net Loans	2,663,348	2,627,281

Premises and equipment, net	43,531	44,707
Goodwill	46,266	46,266
Other intangible assets, net	23,436	24,129
Deferred tax assets, net	24,092	25,142
Bank-owned life insurance	58,910	58,356
Prepaid expenses and other assets	34,466	39,689
Total Assets	$3,418,377	$3,317,508

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits
Non-interest bearing	$658,707	$533,232
Interest bearing	2,307,887	2,262,441
Total deposits	2,966,594	2,795,673
Short term borrowings	—	75,000
Subordinated debt, net	63,463	63,436
Allowance for credit losses on off-balance sheet credit exposures	3,164	3,794
Accrued interest payable	3,695	3,588
Accrued expenses and other liabilities	28,107	29,092
Total Liabilities	3,065,023	2,970,583

Shareholders’ Equity:
Preferred stock, $0 par value; 10,000,000 shares authorized; 0 shares issued or outstanding	—	—
Common stock, $1 par value, 100,000,000 shares authorized and 12,307,426 shares issued at March 31,2026; 40,000,000 shares authorized and 12,260,597 shares issued at December 31, 2025	12,307	12,261
Additional paid-in capital	240,684	239,903
Retained earnings	101,160	95,249
Accumulated other comprehensive loss	(797)	(488)
Total Shareholders’ Equity	353,354	346,925
Total Liabilities and Shareholders’ Equity	$3,418,377	$3,317,508

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2026 and 2025 (unaudited)

	March 31, 2026	March 31, 2025
(Dollars in thousands, except share and per share data)
Interest Income:
Loans, including fees	$40,063	$39,938
Investment securities	5,633	4,394
Other interest and dividends	45	77
Total Interest Income	45,741	44,409

Interest Expense:
Deposits	19,076	19,439
Borrowings	119	202
Subordinated debt	1,019	982
Total Interest Expense	20,214	20,623

Net interest income	25,527	23,786
Provision for credit losses - loans	232	1,314
Provision (benefit) for credit losses - unfunded commitments	(630)	(782)
Total provision (benefit) for credit losses	(398)	532
Net Interest Income After Provision for Credit Losses	25,925	23,254

Non-Interest Income:
Service charges on deposit accounts	6,825	7,834
Bank-owned life insurance income	554	344
Gain on sale of securities, net	108	—
Other	154	1,510
Total Non-Interest Income	7,641	9,688

Non-Interest Expense:
Compensation and benefits	12,399	12,381
Occupancy and equipment	4,325	3,000
Data processing	1,952	1,844
Federal deposit insurance premiums	1,050	795
Service fees	75	1,778
Professional fees	2,506	1,371
Supplies	456	216
Director fees	326	278
Amortization of intangibles	693	537
Consumer fraud and transaction losses	1,338	3,516
Other	1,112	1,402
Total Non-Interest Expense	26,232	27,118
Income before income tax expense	7,334	5,824
Income tax expense	1,423	1,119
Net income	$5,911	$4,705

Earnings per share:
Basic	$0.48	$0.38
Diluted	$0.48	$0.38
Weighted average common shares outstanding:
Basic	12,374,617	12,413,848
Diluted	12,305,184	12,469,107

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended March 31, 2026 and 2025 (unaudited)

	March 31, 2026	March 31, 2025
(Dollars in thousands)
Net income	$5,911	$ 4,705

Other Comprehensive Income:
Unrealized holding gains on securities AFS	(285)	465
Reclassification of realized gains on securities available-for-sale	(108)	—
Amortization of unrealized gains and losses on investment securities transferred from AFS to HTM	—	2
Tax effect	84	(112)
Total Other Comprehensive Income	(309)	355
Comprehensive Income	$5,602	$5,060

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the three months ended March 31, 2026 and 2025 (unaudited)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	(Dollars in thousands, except share and per share data)
Balance, January 1, 2025	12,307,177	$12,307	$242,137	$84,368	$(1,495)	$337,317
Net income	—	—	—	4,705	—	4,705
Other comprehensive income	—	—	—	—	355	355
Offering expense related to 2024 issuance of common stock	—	—	(8)	—	—	(8)
Restricted stock issuance	163,750	164	656	—	—	820
Balance, March 31, 2025	12,470,927	12,471	242,785	89,073	(1,140)	343,189
Balance, January 1, 2026	12,260,597	12,261	239,903	95,249	(488)	$346,925
Net income	—	—	—	5,911	—	5,911
Other comprehensive income	—	—	—	—	(309)	(309)
Repurchase of common stock	(1,200)	(1)	—	—	—	(1)
Restricted stock issuance	48,029	47	781	—	—	828
Balance, March 31, 2026	12,307,426	$12,307	$240,684	$101,160	$(797)	$353,354

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2026 and 2025 (unaudited)

	March 31, 2026	March 31, 2025
(Dollars in thousands)
Cash flows from operating activities:
Net income	$5,911	$4,705
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of premises and equipment	929	481
Amortization of internally developed software	506	478
Net gains on sale of securities	(108)	—
Amortization of intangible assets	693	537
Amortization of subordinated debt issuance costs	27	27
Provision (recoveries) for credit losses	(398)	532
Deferred income tax expense	1,134	796
Earnings on bank-owned life insurance	(554)	(343)
Stock-based compensation expense	828	820
Change in assets and liabilities:
Prepaid expenses and other assets	5,223	9,778
Accrued expenses and other liabilities	(985)	1,831
Accrued interest payable	107	214
Net cash provided by operating activities	13,313	19,856

Cash flows from investing activities:
Proceeds from maturities, prepayments, and calls of AFS securities	13,203	12,781
Proceeds from sales of AFS securities	86,190	—
Proceeds from sale of FHLB stock	3,368	2,155
Purchases of AFS securities	(119,229)	(9,264)
Proceeds from sales of HTM securities	—	7,992
Loan originations and principal payments on loans, net	(36,300)	(56,001)
Purchases of premises and equipment	(258)	(1,843)
Net cash paid in acquisition of BM Technologies, Inc.	—	(96,721)
Net cash used in investing activities	(53,026)	(140,901)

Cash flows from financing activities:
Net increase in deposits	170,921	197,059
Net change in Federal Reserve advances	—	(50,000)
Net change in FHLB advances	(75,000)	25,000
Repurchase of common stock	(1)	—
Offering expense related to 2024 issuance of common stock	—	(8)
Net cash provided by financing activities	95,920	172,051

Net increase in cash and cash equivalents	56,207	51,006
Cash and cash equivalents, beginning of year	134,116	168,055
Cash and cash equivalents, end of year	$190,323	$219,061

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the three months ended March 31, 2026 and 2025 (unaudited)

	March 31, 2026	March 31, 2025
(Dollars in thousands)
Supplemental disclosures of cash flow information:
Cash payments for:
Interest on deposits and other borrowings	$20,107	$23,378
Income taxes	$29	$823

Supplemental disclosures of noncash transactions:
Change in fair value of investment securities AFS, net of tax	$(309)	$355
Goodwill recognized in connection with acquisition of BM Technologies, Inc., net of measurement period increase of $3,720	$—	$44,474
Identified intangible assets recognized in connection with acquisition of BM Technologies, Inc.	$—	$26,667
Deferred tax assets recognized in connection with acquisition of BM Technologies, Inc., net of measurement period decrease of $3,720	$—	$20,970
Additional Assets recognized in connection with acquisition of BM Technologies, Inc.	$—	$14,878
Additional Liabilities recognized in connection with acquisition of BM Technologies, Inc.	$—	$(10,268)
Amortization of net gains and losses on investment securities transferred to HTM	$—	$2

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 1—Nature of business and summary of significant accounting policies
The accompanying unaudited condensed consolidated financial statements include the accounts of First Carolina Financial Services (the “Company”) and its wholly-owned subsidiary, First Carolina Bank. The Company owns 100% of First Carolina Bank (the “Bank”). The Bank has one wholly owned subsidiary, BM Technologies, Inc., a payment processing company focused on higher education funds disbursement. References in these Notes to the Consolidated Financial Statements to “BM Tech” refer to BM Technologies, Inc. and its wholly owned subsidiary, BMTX, Inc.
These unaudited condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) followed within the financial services industry for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information or notes required for complete financial statement required by U.S. Generally Accepted Accounting Principles (US GAAP).
The Company principally operates in two reportable segments, which are Community Banking and BM Tech. Accounting standards require that information be reported about a company’s operating segments using a “management approach.” Reportable segments are identified in these standards as those revenue producing components for which separate financial information is produced internally and which are subject to evaluation by the Chief Operating Decision Maker (“CODM”). The Company’s CODM and the segment measure of profit or loss are discussed more broadly in Note 1 of the Notes to Consolidated Financial Statements for the year ended December 31, 2025.
In the opinion of management, all adjustments, consisting of normal and recurring items, considered necessary for a fair presentation of the Consolidated Financial Statements for the interim periods have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts reported in prior periods have been reclassified to conform to current year presentation. These reclassifications did not have a material effect on previously reported net income, shareholders’ equity or cash flows.
Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026. These statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto for the year ended December 31, 2025.
The Company’s significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements for the year ended December 31, 2025. There were no new accounting policies or changes to existing policies adopted during the three months ended March 31, 2026 and 2025 which had a significant effect on the Company’s results of operations or statement of financial condition. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.
Contingencies
Due to the nature of their activities, the Company and its subsidiary are at times engaged in various legal proceedings that arise in the course of normal business, some of which were outstanding as of March 31, 2026 and 2025. Although the ultimate outcome of all claims and lawsuits outstanding as of March 31, 2026 and 2025 cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material adverse effect on the Company’s results of operations or financial condition.
Accounting Pronouncements
The FASB issued Accounting Standards Update No. 2023-09, Improvements to Income tax disclosures. The accounting standard improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The accounting standard is effective for the Company for annual periods beginning after December 31, 2025. This standard relates to footnote disclosures only. The Company is evaluating the impact of this standard on its disclosures.
ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU)

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 1—Nature of business and summary of significant accounting policies (continued)
2025-06, Intangibles Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU modernizes the guidance for internal-use software by eliminating references to project development stages and requiring capitalization of software development costs when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used as intended. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the ASU on its financial statements and related disclosures.
The Company has further evaluated other Accounting Standards Updates issued during 2026 but does not expect such Accounting Standards updates, other than those summarized above, to have a material impact on the Consolidated Financial Statements.
Note 2—Investment Securities
The following table summarizes the amortized cost and fair value of available-for-sale investment securities, with gross unrealized gains and losses:

	March 31, 2026
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$289,888	$499	$1,021	$289,366
Non-agency	17,033	—	259	16,774
Total residential MBS	306,921	499	1,280	306,140
Commercial MBS - Agency	5,977	—	18	5,959
Asset backed securities	17,773	—	140	17,633
Corporate bonds	2,000	—	91	1,909
	$332,671	$499	$1,529	$331,641

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$292,071	$291	$547	$291,815
Non-agency	7,750	—	176	7,574
Total residential MBS	299,821	291	723	299,389
Commercial MBS - Agency	5,979	—	15	5,964
Asset backed securities	4,927	1	100	4,828
Corporate bonds	2,000	—	91	1,909
	$312,727	$292	$929	$312,090

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 2—Investment Securities (continued)
The Company had no held-to-maturity (HTM) securities as of March 31, 2026 and December 31, 2025.
The following table summarizes available-for-sale securities in an unrealized loss position for which an allowance for credit losses has not been recorded at March 31, 2026 and December 31, 2025, aggregated by major security type and length of time in a continuous unrealized loss position:

March 31, 2026	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$138,514	$(524)	$2,062	$(497)	$140,576	$(1,021)
Non-agency	13,707	(80)	3,067	(179)	16,774	(259)
Total residential MBS	152,221	(604)	5,129	(676)	157,350	(1,280)
Commercial MBS - Agency	—	—	5,959	(18)	5,959	$(18)
Asset backed securities	14,892	(26)	2,741	(114)	17,633	$(140)
Corporate bonds	—	—	1,909	(91)	1,909	$(91)
	$167,113	$(630)	$15,738	$(899)	$182,851	$(1,529)

December 31, 2025	Less Than 12 Months		More Than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Securities available-for-sale:
Residential MBS
Agency	$109,232	$(56)	$2,092	$(491)	$111,324	$(547)
Non-agency	4,327	(1)	3,246	(175)	7,573	(176)
Total residential MBS	113,559	(57)	5,338	(666)	118,897	(723)
Commercial MBS - Agency	—	—	5,965	(15)	5,965	(15)
Asset backed securities	1,302	—	2,900	(100)	4,202	(100)
Corporate bonds	—	—	1,909	(91)	1,909	(91)
	$114,861	$(57)	$16,112	$(872)	$130,973	$(929)

As described in Note 1, Nature of Business and Summary of Significant Accounting Policies, for any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. As of March 31, 2026, the Company did not intend to sell those securities that had an unrealized loss. At March 31, 2026, it was not more-likely-than-not that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity. The Company has determined that no write-down is necessary. In addition, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration, which would require the recognition of an allowance for credit losses. Such evaluations consider the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security. These securities will continue to be monitored as a part of the Company’s ongoing evaluation of credit quality.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 2—Investment Securities (continued)
During the year ended December 31, 2025, the Company sold all debt securities previously classified as HTM. The sales were undertaken due to circumstances that were isolated, non-recurring, and unusual for the Company, and therefore met the conditions under ASC 320 for sales from the HTM portfolio without calling into question management’s intent to hold other HTM securities to maturity.
The HTM securities sold had an amortized cost basis of $35.9 million and resulted in a net realized loss of $684 thousand. The sales occurred as a result of significant deterioration in the credit quality of the issuers, which was not anticipated at the time the securities were originally purchased. Management determined that the credit-related concerns represented a significant increase in the risk of non-performance and warranted disposition of the securities to mitigate potential future losses.
Under ASC 320-10-25-6, sales of HTM securities are permitted when there is evidence of a significant deterioration in creditworthiness of the issuer. Accordingly, management concluded that these transactions were consistent with the Company’s HTM classification and will not taint future purchases to the HTM portfolio.
The amortized cost and fair values of securities, available-for-sale, as of March 31, 2026 and December 31, 2025, by contractual maturity are shown below. Actual maturities may differ from contractual maturities because some issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2026
	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Due within one year	$—	$—
Due after one but within five years	1,646	1,644
Due after five but within ten years	21,930	21,682
Due after ten years	309,095	308,315
Total	$332,671	$331,641

	December 31, 2025
	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Due within one year	$—	$—
Due after one but within five years	1,651	1,650
Due after five but within ten years	10,109	9,902
Due after ten years	300,967	300,538
Total	$312,727	$312,090

For the purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal payments.
Sales of securities available-for-sale during the three month period ending March 31, 2026 totaled approximately $86 million. The sales generated $108 thousand in realized gains. There were no sales or gains recognized of securities available-for-sale during the three month period ending March 31, 2025.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 2—Investment Securities (continued)
As of March 31, 2026 and December 31, 2025, there were no securities pledged to secure public deposits. As of March 31, 2026 and December 31, 2025, securities totaling $303 million and $325 million respectively, were pledged to secure borrowings.
Note 3—Loans receivable and allowance for credit losses
The table below presents the major types of loans recorded on the consolidated statements of financial condition as of the dates indicated:

	March 31, 2026	December 31, 2025
	(Dollars in thousands)
Construction Land & Land Development	$283,894	$255,740
Other Commercial Real Estate	1,449,799	1,449,044
Owner-Occupied Commercial Real Estate	268,905	295,346
Commercial Industrial & Agricultural	327,404	299,853
Residential Real Estate	352,532	346,601
Consumer	1,935	1,590
Loans receivable	2,684,469	2,648,174
Allowance for credit losses	(21,121)	(20,893)
Total loans receivable, net of allowance for credit losses on loans and leases(1)	$2,663,348	$2,627,281

(1)	Includes deferred (fees) costs and unamortized (discounts) premiums, net of $(6.5) million and $(6.9) million at March 31, 2026 and December 31, 2025.
The following table presents, by loan class, the activity related to the allowance for credit losses for the three months ended March 31, 2026:

(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Beginning balance	$4,182	$9,387	$1,456	$3,349	$2,513	$6	$20,893
Provision (recovery) for credit losses	613	(227)	(2)	(174)	8	14	232
Charge-offs	—	—	—	—	—	(6)	(6)
Recoveries	—	—	—	—	—	2	2
Net recoveries (charge-offs)	—	—	—	—	—	(4)	(4)
Ending Balance	$4,795	$9,160	$1,454	$3,175	$2,521	$16	$21,121

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table presents, by loan class, the activity related to the allowance for credit losses for the three months ended March 31, 2025:

(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Beginning balance	$5,525	$9,208	$1,359	$2,514	$1,788	$7	$20,401
Provision (recovery) for credit losses	34	1,086	(30)	215	(14)	23	$1,314
Charge-offs	—	—	—	—	—	(23)	$(23)
Recoveries	—	—	—	—	—	1	$1
Net recoveries (charge-offs)	—	—	—	—	—	(22)	(22)
Ending Balance	$5,559	$10,294	$1,329	$2,729	$1,774	$8	$21,693

The following tables present the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of March 31, 2026 and December 31, 2025:

March 31, 2026	Nonaccrual With No Allowance for Credit Loss	Nonaccrual With An Allowance for Credit Loss	Loans Past Due Over 89 days Still Accruing
(Dollars in thousands)
Other Commercial Real Estate	$4,150	$—	$—
Owner-Occupied Commercial Real Estate	—	18,191	—
Total Loans	$4,150	$18,191	$—

December 31, 2025	Nonaccrual With No Allowance for Credit Loss	Nonaccrual With An Allowance for Credit Loss	Loans Past Due Over 89 days Still Accruing
(Dollars in thousands)
Other Commercial Real Estate	$4,209	$—	$—
Owner-Occupied Commercial Real Estate	17,368	—	—
Total Loans	$21,577	$—	$—

The Company designates collateral-dependent loans as loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral, and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under Current Expected Credit Losses (CECL), for collateral-dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan’s collateral, which is adjusted for liquidation costs/discounts if applicable, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of March 31, 2026 and December 31, 2025:

March 31, 2026	Residential Properties	Business Assets	Land	Commercial property	Other	Total
(Dollars in thousands)
Construction, land & land development	$—	$—	$626	$—	$—	$626
Other commercial real estate	—	—	—	4,150	—	4,150
Owner-occupied real estate	—	—	—	28,945	—	28,945
Commercial, industrial & agricultural	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total Loans	$—	$—	$626	$33,095	$—	$33,721

December 31, 2025	Residential Properties	Business Assets	Land	Commercial property	Other	Total
(Dollars in thousands)
Construction, land & land development	$—	$—	$633	$—	$—	$633
Other commercial real estate	—	—	—	4,942	—	4,942
Owner-occupied real estate	—	—	—	28,137	—	28,137
Commercial, industrial & agricultural	—	—	—	—	—	—
Residential real estate	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total Loans	$—	$—	$633	$33,079	$—	$33,712

At March 31, 2026, the Company had five loans totaling $33.7 million that were individually evaluated for credit losses, of which three loans totaling $22.3 million were on a nonaccrual basis. At December 31, 2025, the Company had seven loans totaling $33.7 million that were individually evaluated for credit losses, of which three loan totaling $21.6 million was on a nonaccrual basis. There was one individually analyzed loan with an allowance for credit losses in the amount of $191 thousand as of March 31, 2026 and no individually analyzed loans with an allowance for credit losses as of December 31, 2025.
The Company uses several credit quality indicators to manage credit risk on an ongoing basis. The Company’s primary credit quality indicator is an internal credit risk rating system. The Company grades loans as either “pass,” “special mention,” “substandard,” “doubtful,” or “loss” loans. Loans are reviewed on a regular basis internally, and at least annually by an external loan review group, to ensure loans are graded appropriately.
The following are the definitions of the Company’s credit quality indicators.
Pass – The loans assigned a “pass” grade are typically paying in accordance with the terms of the original agreement and do not have significant weaknesses that would be an indication of probable future default in the short-term. Management believes there is a low likelihood of loss related to those loans that are considered “pass”.
Special Mention – Loans assigned a “special mention” grade have potential weaknesses that deserve management’s close attention. If left uncorrected these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. This rating requires appropriate remediation plans and monitoring.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
Substandard – Loans assigned a “substandard” grade are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the possibility that the bank will sustain some loss if the deficiencies are not corrected. Appropriate remedial plans must be implemented, and the credit continuously monitored.
Doubtful – Loans assigned a “doubtful” grade have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. An asset is to be graded “doubtful” when significant risk exposure is evident, but the actual amount of the loss is not immediately determinable pending some future event to be resolved within a relatively short time period. Given the high probability of loss, nonaccrual accounting treatment is required.
Loss – The loans assigned a “loss” grade are considered uncollectible and identified losses are immediately charged-off.
The following table presents a summary of the recorded investment in loans, by loan class, disaggregated based on credit quality indicator at March 31, 2026 and December 31, 2025:

	March 31, 2026
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Pass	$283,894	$1,445,649	$250,715	$327,404	$352,468	$1,935	$2,662,065
Special Mention	—	—	—	—	—	—	—
Substandard	—	4,150	18,190	—	64	—	22,404
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$283,894	$1,449,799	$268,905	$327,404	$352,532	$1,935	$2,684,469

	December 31, 2025
(Dollars in thousand	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Pass	$255,740	$1,433,135	$277,978	$299,853	$346,601	$1,590	$2,614,897
Special Mention	—	11,025	—	—	—	—	11,025
Substandard	—	4,884	17,368	—	—	—	22,252
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$255,740	$1,449,044	$295,346	$299,853	$346,601	$1,590	$2,648,174

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table presents an aging analysis of the loan portfolio, by loan class, at March 31, 2026 and December 31, 2025:

	March 31, 2026
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Current	$283,894	$1,445,649	$250,715	$327,404	$352,468	$1,935	$2,662,065
30-59 days past due	—	—	—	—	64	—	64
60-89 days past due	—	—	—	—	—	—	—
90 days or more past due and still accruing	—	—	—	—	—	—	—
Nonaccrual loans	—	4,150	18,190	—	—	—	22,340
Total	$283,894	$1,449,799	$268,905	$327,404	$352,532	$1,935	$2,684,469

	December 31, 2025
(Dollars in thousands)	Construction, Land, & Land Development	Other Commercial Real Estate	Owner- Occupied Commercial Real Estate	Commercial Industrial & Agricultural	Residential Real Estate	Consumer	Total
Current	$255,740	$1,444,835	$277,978	$299,853	$346,601	$1,590	$2,626,597
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	—	—
90 days or more past due and still accruing	—	—	—	—	—	—	—
Nonaccrual loans	—	4,209	17,368	—	—	—	21,577
Total	$255,740	$1,449,044	$295,346	$299,853	$346,601	$1,590	$2,648,174

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table summarizes the total amortized costs of commercial loans disaggregated by year of origination, the current period gross write offs, and risk rating as of March 31, 2026:

	Commercial Loan Risk Classification by Loan Type Term Loans by Origination Year						Revolving Loans	Total
	2026	2025	2024	2023	2022	2021 & Prior
(Dollars in thousands)
Construction, land & land development
Pass	$22,384	$47,044	$72,202	$89,183	$51,851	$1,230	$—	$283,894
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction, land & land development	22,384	47,044	72,202	89,183	51,851	1,230	—	283,894
Current period gross write offs	—	—	—	—	—	—	—	—
Other commercial real estate
Pass	52,226	126,796	61,008	276,207	605,814	323,598	—	1,445,649
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	4,150	—	4,150
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total other commercial real estate	52,226	126,796	61,008	276,207	605,814	327,748	—	1,449,799
Current period gross write offs	—	—	—	2,754	—	—	—	2,754
Owner-occupied real estate
Pass	371	52,561	10,053	44,623	65,408	74,331	3,367	250,714
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	18,191	—	—	—	18,191
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Owner-occupied real estate	371	52,561	10,053	62,814	65,408	74,331	3,367	268,905
Current period gross write offs	—	—	—	—	—	—	—	—
Commercial, industrial & agricultural
Pass	5,660	55,088	18,627	21,313	36,953	32,185	157,578	327,404
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial, industrial, & agriculture	5,660	55,088	18,627	21,313	36,953	32,185	157,578	327,404
Current period gross write offs	—	—	—	—	—	—	—	—
Total Commercial Loans	$80,641	$281,489	$161,890	$449,517	$760,026	$435,494	$160,945	$2,330,002

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table summarizes the total amortized costs of commercial loans disaggregated by year of origination, the current period gross write offs, and risk rating as of December 31, 2025:

	Commercial Loan Risk Classification by Loan Type Term Loans by Origination Year						Revolving Loans	Total
	2025	2024	2023	2022	2021	2020 & Prior
(Dollars in thousands)
Construction, land & land development
Pass	$24,843	$79,194	$100,344	$50,096	$369	$894	$—	$255,740
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction, land & land development	24,843	79,194	100,344	50,096	369	894	—	255,740
Current period gross write offs	—	—	—	—	—	—	—	—
Other commercial real estate
Pass	125,045	57,381	273,505	635,498	222,616	119,090	—	1,433,135
Special Mention	—	—	—	—	11,025	—	—	11,025
Substandard	—	—	675	—	4,209	—	—	4,884
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total other commercial real estate	125,045	57,381	274,180	635,498	237,850	119,090	—	1,449,044
Current period gross write offs	—	—	—	2,754	—	—	—	2,754
Owner-occupied real estate
Pass	52,664	10,215	65,691	66,005	31,146	48,910	3,347	277,978
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	17,368	—	—	—	—	17,368
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total Owner-occupied real estate	52,664	10,215	83,059	66,005	31,146	48,910	3,347	295,346
Current period gross write offs	—	—	—	—	—	—	—	—
Commercial, industrial & agricultural
Pass	58,013	20,041	24,225	38,819	32,975	789	124,991	299,853
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial, industrial, & agriculture	58,013	20,041	24,225	38,819	32,975	789	124,991	299,853
Current period gross write offs	—	—	—	—	—	—	—	—
Total Commercial Loans	$260,565	$166,831	$481,808	$790,418	$302,340	$169,683	$128,338	$2,299,983

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table summarizes the total amortized cost of residential real estate and consumer loans disaggregated by year of origination and risk rating as of March 31, 2026:

	Consumer Loan Risk Classification by Loan Type Term Loans by Origination Year						Revolving Loans	Total
	2026	2025	2024	2023	2022	2021 & Prior
(Dollars in thousands)
Residential real estate
Pass	$6,115	$80,378	$80,112	$68,058	$44,697	$52,084	$21,024	$352,468
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	64	64
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total residential real estate	6,115	80,378	80,112	68,058	44,697	52,084	21,088	352,532
Current period gross write offs	—	—	—	—	—	—	—	—
Consumer
Pass	982	317	374	45	—	74	143	1,935
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total consumer	982	317	374	45	—	74	143	1,935
Current period gross write offs	6	—	—	—	—	—	—	6
Total Consumer and Residential Real Estate Loans	$7,097	$80,695	$80,486	$68,103	$44,697	$52,158	$21,231	$354,467
Total Loans	$87,738	$365,184	$242,376	$517,620	$804,723	$487,652	$182,176	$2,687,469

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table summarizes the total amortized cost of residential real estate and consumer loans disaggregated by year of origination and risk rating as of December 31, 2025:

	Consumer Loan Risk Classification by Loan Type Term Loans by Origination Year						Revolving Loans	Total
	2025	2024	2023	2022	2021	2020 & Prior
(Dollars in thousands)
Residential real estate
Pass	$80,249	$77,707	$72,015	$45,527	$28,279	$24,923	$17,901	$346,601
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total residential real estate	80,249	77,707	72,015	45,527	28,279	24,923	17,901	346,601
Current period gross write offs	—	—	—	—	—	—	—	—
Consumer
Pass	841	388	138	—	—	78	145	1,590
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total consumer	841	388	138	—	—	78	145	1,590
Current period gross write offs	47	—	—	—	—	—	—	47
Total Consumer and Residential Real Estate Loans	$81,090	$78,095	$72,153	$45,527	$28,279	$25,001	$18,046	$348,191
Total Loans	$341,655	$244,926	$553,961	$835,945	$330,619	$194,684	$146,384	$2,648,174

There were no revolving loans converted to term loans during 2026 and 2025.
Occasionally, the Company modifies loans to borrowers in financial distress by providing concessions in the form of principal forgiveness, an other-than-insignificant payment delay, a term extension, and/or an interest rate reduction. If principal forgiveness is provided, the amount of forgiveness is charged off against the allowance for credit losses.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table presents the amortized cost of loans as of March 31, 2026 and 2025, that were both experiencing financial difficulty and modified during the three months comparative, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

Modification Type:	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Total	Total Class of Financing Receivable
March 31, 2026
(Dollars in thousands)
Construction, land & land development	$—	$—	$626	$—	$626	0.2%
Other commercial real estate	—	—	—	4,150	4,150	0.3%
Owner-occupied real estate	—	—	—	—	—	—%
Commercial, industrial & agricultural	—	—	—	—	—	—%
Residential real estate	—	—	—	—	—	—%
Consumer	—	—	—	—	—	—%
Total Loans	$—	$—	$626	$4,150	$4,776	0.6%

Modification Type:	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Total	Total Class of Financing Receivable
March 31, 2025
(Dollars in thousands)
Construction, land & land development	$—	$—	$656	$—	$656	0.2%
Other commercial real estate	—	—	—	5,206	5,206	0.3%
Owner-occupied real estate	—	—	—	—	—	—%
Commercial, industrial & agricultural	—	—	—	—	—	—%
Residential real estate	—	—	—	—	—	—%
Consumer	—	—	—	—	—	—%
Total Loans	$—	$—	$656	$5,206	$5,862	0.2%

The Company has not committed to lend additional amounts to the borrowers included in the previous table.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)
The following table describes the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the three months ended March 31, 2026 and 2025, respectively:

Modification Type:	Principal Forgiveness	Payment Delay (months)	Weighted Average Term Extension (months)	Weighted Average Interest Rate Reduction
March 31, 2026
(Dollars in thousands)
Construction, land & land development	$—	—	9	—%
Other commercial real estate	—	—	—	0.3%
Owner-occupied real estate	—	—	—	—%
Commercial, industrial & agricultural	—	—	—	—%
Residential real estate	—	—	—	—%
Consumer	—	—	—	—%
Total Loans	$—	—	9	0.3%

Modification Type:	Principal Forgiveness	Payment Delay (months)	Weighted Average Term Extension (months)	Weighted Average Interest Rate Reduction
March 31, 2025
(Dollars in thousands)
Construction, land & land development	$—	—	12	—%
Other commercial real estate	—	—	—	0.5%
Owner-occupied real estate	—	—	—	—%
Commercial, industrial & agricultural	—	—	—	—%
Residential real estate	—	—	—	—%
Consumer	—	—	—	—%
Total Loans	$—	—	12	0.5%

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of loans that have been modified in the last twelve months as of March 31, 2026 and December 31, 2025:

Payment Status (Amortized Cost Basis)	Current	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
March 31, 2026
Dollars in thousands
Construction, land & land development	$626	$—	$—	$—	$—
Other commercial real estate	—	—	4,150	—	4,150
Owner-occupied real estate	10,754	—	—	—	—
Commercial, industrial & agricultural	—	—	—	—	—
Residential real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total Loans	$11,380	$—	$4,150	$—	$4,150

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 3—Loans receivable and allowance for credit losses(continued)

Payment Status (Amortized Cost Basis)	Current	30 - 59 Days Past Due	60 - 59 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
December 31, 2025
Dollars in thousands
Construction, land & land development	$633	$—	$—	$—	$—
Other commercial real estate	58	—	—	4,209	4,209
Owner-occupied real estate	10,769	—	—	—	—
Commercial, industrial & agricultural	—	—	—	—	—
Residential real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Total Loans	$11,460	$—	$—	$4,209	$4,209

There were two loans to borrowers experiencing financial difficulty in the twelve months prior to December 31, 2025 that had an event of default. There were no defaults on loans to borrowers experiencing financial difficulty modified in the twelve months prior to March 31, 2026. An event of default on a modified loan is defined as being past due 90 days or being out of compliance with the modification agreement.
Officers and directors of the Company were indebted to the Company for loans made in the ordinary course of business. The following is an analysis of the loans to officers and directors for the three- and twelve-month periods ended March 31, 2026 and December 31, 2025, respectively:

	March 31, 2026	December 31, 2025
(Dollars in thousands)
Balance, beginning of year	$34,210	$53,091
Originations	—	1,925
Payments received	(2,511)	(20,806)
Balance, end of period	$31,699	$34,210

Note 4—Commitments and Contingencies
Litigation – In the normal course of business, the Company is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.
Off-Balance Sheet Risk – The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of unfunded loan commitments and letters of credit. Unfunded loan commitments include undisbursed construction loans and other loan types as defined below. The Company uses the same credit policies in making commitments and conditional obligations as it uses for underwriting on-balance sheet instruments. In most cases, collateral or other security is required to support financial instruments with off-balance sheet risk. The Company’s exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 4—Commitments and Contingencies (continued)
The following table summarizes financial instruments with off-balance sheet risk exposure as of March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
(Dollars in thousands)
Financial instruments whose contract amounts represent credit risk:
Letter of Credit	$22,452	$22,398
Undisbursed Construction Commitments	203,261	247,825
Other Unfunded Commitments	182,048	216,137
Total	$407,761	$486,360

Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have similar credit risk as other lending facilities. Collateral held for letters of credit varies but may include certificates of deposit, accounts receivable, inventory, property, plant, equipment, and/or real estate.
Undisbursed Construction Commitments represent unused commitments of Construction, land, and land developments loans used primarily for the purpose of constructing or rehabilitating commercial developments, such as multifamily, industrial, and self-storage properties. This also includes unused commitments to consumers to construct custom homes for owner occupancy.
Other Unfunded Commitments represent unused lines of credit not categorized within Undisbursed Construction Commitments. Primarily other unused commitments are related to Commercial Real Estate, Commercial and Industrial and Home Equity Lines of Credit loans.
Note 5—Restricted stock awards
The Company has restricted stock awards outstanding under its 2020 Equity Incentive Plan, as amended, and its 2025 Equity Incentive Plan. The 2025 plan was adopted by the Company’s board of directors on February 27, 2025 and approved by shareholders on April 24, 2025. All future equity awards will be made out of the 2025 plan. The 2025 plan permits the issuance and award of various award types (including restricted stock, restricted stock units, stock options, among others) to the Company and its subsidiaries employees, directors, and consultants.
The Company measures the fair value of restricted stock based on the price paid for common stock during the period near the grant date and compensation expense is recorded over the vesting period. The related compensation expense recognized for restricted stock awards was approximately $868 thousand and $820 thousand for the three months ended March 31, 2026 and 2025, respectively.
As of March 31, 2026, there was $12.1 million of total unrecognized compensation cost related to non-vested stock granted under the Company's equity incentive plans. The cost is expected to be recognized over a weighted-average period of 5.3 years.
A summary of changes in the non-vested shares over the three months ended March 31, 2026 and 2025:

Non-Vested Shares	Shares	Weighted-Average Fair Value
Non-Vested at January 1, 2025	377,821	$28.15
Granted	163,750	35.00
Vested	107,790	26.24
Forfeited	—	—
Non-Vested at March 31, 2026	433,781	$31.21

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 5—Restricted stock awards (continued)

Non-Vested Shares	Shares	Weighted-Average Fair Value
Non-Vested at January 1, 2026	443,371	31.32
Granted	49,379	35.00
Vested	117,721	29.54
Forfeited	1,350	31.19
Non-Vested at March 31, 2026	373,679	$32.37

Note 6—Earnings per Share
Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Employee and Director shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. No stock options have been granted.

	March 31, 2026	March 31, 2025
(Dollars and shares in thousands)
Net Income	$5,911	$4,705
Dividends	—	—
Net income available to common shareholders	$5,911	$4,705
Weighted average common shares outstanding:
Basic shares outstanding	12,375	12,414
Stock-based awards	(69)	55
Diluted shares outstanding	12,306	12,469
Earnings per share:
Basic	$0.48	$0.38
Diluted	$0.48	$0.38

Note 7—Fair value of financial instruments
Financial instruments for which fair value disclosures are required include cash and due from banks, interest-bearing deposits, securities available-for-sale, loans, Federal Home Loan Bank stock, bank owned life insurance, deposit accounts, and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Due from Banks and Interest Bearing Deposits – Cash and due from banks and interest-bearing deposits in banks are repriced on a short-term basis; as such, the carrying value approximates fair value.
Securities HTM – Fair values for investment securities equals quoted market price if such information is available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 7—Fair value of financial instruments (continued)
Loans – The fair value for loans held for investment is estimated using an exit price methodology. An exit price methodology considers expected cash flows that take into account contractual loan terms, as applicable, prepayment expectations, probability of default, loss severity in the event of default, recovery lag and, in the case of variable rate loans, expectations for future interest rate movements. These cash flows are present valued at a risk adjusted discount rate, which considers the cost of funding, liquidity, servicing costs, and other factors. Because observable quoted prices seldom exist for similar assets carried in loans held for investment, Level 3 inputs are primarily used to determine fair value exit pricing. The fair value of collateral-dependent loans is estimated based on discounted cash flows or underlying collateral values, where applicable.
Deposits – The carrying amount of demand deposits and savings deposits approximates fair value due to those products having no stated maturity. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities and is classified as Level 2.
Short-term Borrowings – The carrying amount of variable rate other borrowings approximates fair value and is classified as Level 1. The fair value of fixed rate other borrowings is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar borrowing arrangements and is classified as Level 2.
Subordinated Debt – The fair value of the Company’s subordinated debt securities is based on discounted cash flows using rates for securities with similar terms and remaining maturities and are classified as Level 2.
Financial Instruments with Off-Balance Sheet Risk – With regard to financial instruments with off-balance sheet risk discussed above, it is not practicable to estimate the fair value of future financing commitments.
The carrying amounts and estimated fair values of the Company’s financial instruments not carried at fair value, none of which are held for trading purposes, are as follows at March 31, 2026 and December 31, 2025:

		Fair Value Measurements at March 31, 2026 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
(Dollars in thousands)
Financial assets
Cash, due from banks, federal funds sold	$190,323	$190,323	$—	$—	$190,323
Loans, net	2,663,348	—	—	2,649,220	2,649,220
Financial liabilities
Deposits	$2,966,594	$—	$2,833,506	$—	$2,833,506
Subordinated debt	63,463	—	63,463	—	63,463

		Fair Value Measurements at December 31, 2025 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
(Dollars in thousands)
Financial Assets:
Cash, due from banks, federal funds sold	$134,116	$134,116	$—	$—	$134,116
Loans, net	2,627,281	—	—	2,604,086	2,604,086
Financial liabilities
Deposits	$2,795,673	$—	$2,692,104	$—	$2,692,104
Short-term Borrowings	75,000	—	75,000	—	75,000
Subordinated debt	63,436	—	63,436	—	63,436

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 8—Fair value measurements
The Company utilizes fair value measurements to record fair value adjustments for certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a monthly basis. Additionally, from time to time, the Company may be required to record other assets at fair value, such as loans held for investment and certain other assets. These nonrecurring fair value adjustments usually involve writing the asset down to fair value or the lower of cost or market value.
The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:
Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.
Securities Available-for-Sale – Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions, and other factors such as the present value of future cash flows. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets, and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds, and corporate debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. As of March 31, 2026 and December 31, 2025, the Bank does not have any Level 3 securities.
The following tables summarize the Company’s financial assets by level within the fair value hierarchy that were measured at fair value on a recurring basis:

March 31, 2026	Fair Value	Level 1	Level 2	Level 3
(Dollars in thousands)
Securities available-for-sale:
Residential mortgage-backed securities	$306,140	$—	$306,140	$—
Commercial mortgage-backed securities	5,959	—	5,959	—
Asset backed securities	17,633	—	17,633	—
Corporate bonds	1,909	—	1,909	—
Total assets at fair value	$331,641	—	$331,641	$—

December 31, 2025	Fair Value	Level 1	Level 2	Level 3
(Dollars in thousands)
Securities available-for-sale:
Residential mortgage-backed securities	$299,389	$—	$299,389	$—
Commercial mortgage-backed securities	5,964	—	5,964	—
Asset backed securities	4,828	—	4,828	—
Corporate bonds	1,909	—	1,909	—
Total assets at fair value	$312,090	$—	$312,090	$—

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 8—Fair value measurements (continued)
The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These include assets that are measured at the lower cost or market value that are recognized at fair value less cost to sell, if applicable, at the end of the period.
The following table summarizes the Company’s financial instruments that were measured at fair value on a nonrecurring basis at March 31, 2026 and December 31, 2025:

	March 31, 2026
(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Collateral - Dependent loans, net	$33,721	$—	$—	$33,721
Total Assets at Fair Value on a nonrecurring basis	$33,721	$—	$—	$33,721

(Dollars in thousands)	December 31, 2025
Collateral - Dependent loans, net	$33,712	$—	$—	$33,712
Total Assets at Fair Value on a nonrecurring basis	$33,712	$—	$—	$33,712

Collateral dependent loans - Loans that do not share risk characteristics are evaluated on an individual basis. Expected credit losses for loans individually evaluated are measured based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the difference between the fair value of the collateral and carrying amount if repayment is expected to be provided substantially through the operation or sale of the collateral. If the fair value of the collateral is less than the amortized cost basis of the loan, the Company will recognize an allowance or promptly charge off any amount deemed uncollectible against the Allowance for Credit Losses. Any subsequent recoveries will be limited to the amount previously charged-off. As of March 31, 2026, the fair value of all individually evaluated loans was greater than the carrying amount. As a result, there was no Allowance for Credit Losses applied to these loans.
The following table provides a description of the valuation technique, unobservable inputs, and qualitative information about the unobservable inputs for the Company’s assets and liabilities classified as Level 3 and measured at fair value on a nonrecurring basis as of March 31, 2026 and December 31, 2025:

March 31, 2026	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Financial Instrument	(Dollars in thousands)
Collateral - Dependent loans, net	$33,721	Third party appraisal or broker’s price opinion	Management discount for costs to sell	10%

December 31, 2025	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Financial Instrument
Collateral - Dependent loans, net	$33,712	Third party appraisal or broker’s price opinion	Management discount for costs to sell	10%

Note 9—Revenue from contracts with customers
Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 9—Revenue from contracts with customers (continued)
The Company’s sources of revenue are generated from both interest and noninterest revenue streams. Certain revenue-generating transactions are not subject to ASC 606. Revenue streams generated by fees and interest from financial instruments, investments, and transfers and servicing of these assets are excluded from this disclosure.
The Company has certain revenue streams within the scope of ASC 606 contained within noninterest income. The Company’s contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize.
Bank-owned life insurance – The Company owns life insurance policies on certain current and former officers and employees. These policies are recorded at cash surrender value. Income is recognized in noninterest income based on the increase in cash surrender value, net of premiums paid.
Interchange income and card fees – The Company earns interchange fees from debit cardholder transactions conducted through a payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are earned daily.
Servicing Fees – The Company earned monthly servicing fees through a private label banking program (banking-as-a-service) agreement. The Company provides deposit processing services and earns a fixed fee monthly as specified by the agreement with the external party. Following the acquisition of BM Technologies, Inc. on January 31, 2025, the Company terminated a significant deposit servicing partnership with a third-party program sponsor. Deposit servicing fees related to this arrangement were recognized through the date of termination. Subsequent to termination, related deposit servicing fees are intercompany in nature and are eliminated in consolidation.
Service charges on deposit accounts – The Company earns fees from its deposit customers for transaction-based account maintenance, wires and overdraft services. Transaction-based fees, which include services such as ATM use fees and stop payment charges, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges are withdrawn from the customer’s account balance.
University Fees-transaction activity – Transaction based fees, covering fees charged based on transaction volume, are earned as transactions are processed on behalf of the university clients. These transaction-based fees include, with respect to disbursement services, per disbursement (electronic or paper check) fee and with respect to identity verification services, per report called through the service.
University Fees-subscriptions – The Company earns subscription fees through agreements with universities to manage financial aid disbursements including providing banking and debit card services for recipients. The Company also earns subscription fees under the agreements BM Tech enters into with universities for the identity verification service. Subscription fees are earned each month as services are provided. Deferred revenue related to subscription fees totaled $2.7 million and $3.1 million, as of March 31, 2026 and December 31, 2025, respectively, which was included in accrued expenses and other liabilities on the consolidated statements of financial condition.
Gains on sale of securities – The Company recognizes realized gains or losses from the sale of its securities at the trade date and recognizes periodic mark-to-market adjustments on equity securities resulting from changes in fair value.
Other noninterest income – Other noninterest income consists primarily to contracts with third parties for miscellaneous referral fiduciary income or broker income.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 9—Revenue from contracts with customers (continued)
The following table presents non-interest income within the scope and out of the scope of ASC 606 by segment for the three-month periods ended March 31, 2026 and 2025:

	Three Months Ended March 31, 2026
	BM Tech	Community Banking	Within Scope	Out of Scope	Total
(Dollars in thousands)
Non-Interest Income:
Service charges on deposit accounts:
Interchange and card revenue	$2,220	$—	$2,220	$—	2,220
Service charges	1,987	295	2,282	—	2,282
University fees - transaction activity	934	—	934	—	934
University fees - subscriptions	1,389	—	1,389	—	1,389
Total service charges on deposit accounts	6,530	295	6,825	—	6,825
Bank-owned life insurance income	—	554	—	554	554
Gain on sale of securities	—	108	—	108	108
Other non-interest income(1)	—	154	154	—	154
Total Non-Interest Income	$6,530	$1,111	$6,979	$662	$7,641

	Three Months Ended March 31, 2025
	BM Tech	Community Banking	Within Scope	Out of Scope	Total
(Dollars in thousands)
Non-Interest Income:
Service charges on deposit accounts:
Interchange and card revenue	$1,619	$387	$2,006	$—	$2,006
Servicing fees	2,425	—	2,425	—	2,425
Service charges	1,705	284	1,989	—	1,989
University fees - disbursement activity	522	—	522	—	522
University fees - subscriptions	892	—	892	—	892
Total service charges on deposit accounts	7,163	671	7,834	—	7,834
Bank-owned life insurance income	—	344	—	344	344
Gain on sale of securities	—	—	—	—	—
Other non-interest income(1)	1,400	110	1,510	—	1,510
Total Non-Interest Income	$8,563	$1,125	$9,344	$344	$9,688

(1)	Other noninterest income includes fee income from outside services, trust, rental and other miscellaneous income.
Note 10—Segment Reporting
Our reportable segments are Community Banking and BM Tech, which have been determined based on management’s focus and internal reporting structure. The Community Banking segment comprises activities of a traditional banking institution, gathering deposits and originating loans for portfolio in its respective primary market areas. On January 31, 2025, the Company acquired BM Technologies, Inc., a financial technology company that, in

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 10—Segment Reporting (continued)
partnership with its banking partners, offered a digital banking platform and funds disbursement services. For segment reporting, BM Tech reflects the revenue streams of providing (i) funds disbursement services to higher education institutions, (ii) payments and banking services to consumers originated via the disbursement service, and (iii) low-cost deposits to the Community Banking segment.
The economic value of the deposits generated by BM Tech is determined by our internal funds transfer pricing (“FTP”) methodology, which is designed to capture alternative deposit funding costs available to the Community Banking segment with commensurate interest rate and liquidity risk. Under our methodology, BM Tech receives an FTP credit from the Community Banking segment. This FTP charge to Community Banking is derived from the average deposit balances of the BM Tech portfolio and is based on an agreed-upon interest rate that takes into account current market pricing for similar liabilities, while also assigning a pricing premium based on the fund’s “Core” deposit designation.
Financial results are presented, to the extent possible, as if each operated on a standalone basis. In evaluating segment performance, the Company primarily evaluates total revenues (net interest income plus non-interest income) and net income. Each segment bears its respective operating costs for salaries and benefits, occupancy and equipment, data processing, consumer fraud and transaction losses, and other attributable non-interest expenses.
The following tables present the operating segment results for the three months ended March 31, 2026:

	Community Banking	BM Tech	Total
(Dollars in thousands)
Interest Income	$45,741	—	$45,741
Interest Expense	(20,183)	(31)	(20,214)
Funds Transfer Pricing	(5,603)	5,603	—
Net Interest Income	19,955	5,572	25,527
Provision for credit losses (benefit)	398	—	398
Net interest income after Provision for Credit Losses	20,353	5,572	25,925
Service charges on deposit accounts:
Interchange and card revenue	—	2,220	2,220
Service Charges	295	1,987	2,282
University fees- transaction activity	—	934	934
University fees- subscriptions	—	1,389	1,389
Total service charges on deposit accounts	295	6,530	6,825
Bank-owned life insurance income	554	—	554
Gain on sale of securities, net	108	—	108
Other noninterest income(1)	154	—	154
Noninterest income	1,111	6,530	7,641
Total Employee Salary and Benefits	7,730	4,669	12,399
Occupancy and Equipment	1,378	2,947	4,325
Data Processing	665	1,287	1,952
Professional Fees	801	1,705	2,506
Consumer fraud and transaction losses	2	1,336	1,338
Other noninterest expense(2)	2,387	1,325	3,712
Noninterest expense	12,963	13,269	26,232
Net Income (loss) before taxes	8,501	(1,167)	7,334
Income tax expense (benefit)	1,681	(258)	1,423
Net Income (loss)	$6,820	$(909)	$5,911

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 10—Segment Reporting (continued)

	Community Banking	BM Tech	Total
(Dollars in thousands)
Period Ending Assets	$3,316,017	$102,360	$3,418,377

The following tables present the operating segment results for the three months ended March 31, 2025:

	Community Banking	BM Tech	Total
(Dollars in thousands)
Interest Income	$44,409	$—	$44,409
Interest Expense	(20,602)	(21)	(20,623)
Funds Transfer Pricing	(3,919)	3,919	—
Net Interest Income	19,888	3,898	23,786
Provision for credit losses (benefit)	(532)	—	(532)
Net interest income after Provision for Credit Losses .	19,356	3,898	23,254
Service charges on deposit accounts:
Interchange and card revenue	387	1,619	2,006
Servicing Fees	—	2,425	2,425
Service Charges	284	1,705	1,989
University fees- transaction activity	—	522	522
University fees- subscriptions	—	892	892
Total service charges on deposit accounts	671	7,163	7,834
Bank-owned life insurance income	344	—	344
Gain on sale of securities, net	—	—	—
Other noninterest income(1)	110	1,400	1,510
Noninterest income	1,125	8,563	9,688
Total Employee Salary and Benefits	8,240	4,141	12,381
Occupancy and Equipment	1,160	1,840	3,000
Data Processing	589	1,255	1,844
Professional Fees	893	478	1,371
Consumer fraud and transaction losses	(3)	3,519	3,516
Other noninterest expense(2)	3,953	1,053	5,006
Noninterest expense	14,832	12,286	27,118
Net Income (loss) before taxes	5,649	175	5,824
Income tax expense (benefit)	1,119	—	1,119
Net Income (loss)	$4,530	$175	$4,705
Period Ending Assets	$3,118,022	$110,805	$3,228,827

(1)	Other noninterest income includes fee income from outside services, trust, rental and other miscellaneous income.
(2)	Other noninterest expense includes costs for legal and regulatory filings, audit fees, other contractual services, and other miscellaneous expenses.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 11—Goodwill and Intangibles
Goodwill:
The change in goodwill during the three- and twelve-month periods ended March 31, 2026 and December 31, 2025, respectively, was as follows:

	March 31, 2026	December 31, 2025
(Dollars in thousands)
Beginning of year	$46,266	$1,792
Acquired goodwill	—	40,754
Measurement period adjustments	—	3,720
Impairment	—	—
End of period	$46,266	$46,266

Intangible assets:
Acquired intangible assets were as follows as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(Dollars in thousands)
Amortized intangible assets:
Trade Name	$1,025	$(239)	$1,025	$(188)
Existing Customer Relationships	25,642	(2,992)	25,642	(2,350)
Total	$26,667	$(3,231)	$26,667	$(2,538)

Aggregate amortization expense on intangible assets was $693 thousand and $537 thousand for the three months ended March 31, 2026 and 2025, respectively.
Note 12—Operating Leases
The Company has 3 operating leases for its branches in Raleigh, North Carolina, Virginia Beach, Virginia and Columbia, South Carolina with remaining terms from 8 to 14 years. Most lease agreements consist of initial terms ranging between 10 - 15 years with options to extend the lease by at least 5 years. First Carolina Bank operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. Pursuant to these agreements, First Carolina Bank does not have any commitments that would meet the definition of a finance lease.
As most of First Carolina Bank’s operating leases do not provide an implicit rate, First Carolina Bank utilized its incremental borrowing rate based on the information available at either the adoption of ASC 842, Leases (“ASC 842”) or the commencement date of the lease, whichever was later, when determining the present value of lease payments. There were no new leases entered into during the years ended December 31, 2025 and 2024.
The following table summarizes operating lease ROU assets and operating lease liabilities and their corresponding balance sheet location:

Assets	Classification	March 31, 2026	December 31, 2025
(Dollars in thousands)
Operating lease ROU assets	Prepaid expenses and other assets	$6,681	$6,966

Liabilities
Operating lease liabilities	Accrued expenses and other liabilities	$7,100	$7,385

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 12—Operating Leases (continued)
The following table summarizes operating lease cost and its corresponding income statement location for the periods presented:

Noninterest expense	Classification	Three months ended March 31, 2026	Three months ended March 31, 2025
(Dollars in thousands)
Operating Lease cost	Occupancy and equipment	$346	$300

Maturities of non-cancellable operating lease liabilities, included in accrued expenses and other liabilities on the statements of financial condition were as follows at March 31, 2026:

(Dollars in thousands)
Maturity Analysis	Operating
2026	$1,391
2027	1,434
2028	1,468
2029	1,502
2030	1,210
Thereafter	764
Total undiscounted cash flows	7769
Less: present value discount	(669)
Total lease liabilities	$7,100

Cash paid pursuant to operating lease liabilities was $345 thousand and $282 thousand for the three months ended March 31, 2026 and 2025, respectively, and reported as cash flows used in operating activities in the consolidated statement of cash flows.
The following table summarizes the weighted average remaining lease term and discount rate for First Carolina Bank’s operating leases at March 31, 2026 and December 31, 2025:

	March 31, 2026	December 31, 2025
Operating Leases weighted average remaining lease term (years)	5.8	6.1
Operating Leases weighted average discount rate	3.44%	3.44%

Note 13—Borrowings
The Company has borrowings from the Federal Home Loan Bank (FHLB). The advances from the FHLB are secured by eligible securities and eligible loans are listed below. The FHLB borrowing capability at March 31, 2026 and December 31, 2025 was $566 million and $491 million, respectively.
Advances from the FHLB of Atlanta consisted of the following at March 31, 2026 and December 31, 2025:

FHLB Borrowings	March 31, 2026	December 31, 2025
(Dollars in thousands)
Maturity	0	January 16, 2026
Interest Rate	—%	3.80%
Balance	—	$75,000

Interest expense on FHLB advances was approximately $119 thousand and $187 thousand for the three month ended March 31, 2026 and 2025, respectively. Accrued interest was zero as of March 31, 2026 and approximately $135 thousand as of December 31, 2025.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
Note 13—Borrowings (continued)
The Company has established a loan from the Federal Reserve secured by eligible loans. There were no advances from the Federal Reserve as of March 31, 2026 and December 31, 2025. The Federal Reserve borrowing capability at March 31, 2026 and December 31, 2025 was $184 million and $183 million, respectively.
Interest expense on Federal Reserve advances was zero for the three months ended March 31, 2026 and approximately $15 thousand for the three months ended March 31, 2025. Accrued interest was $0 as of March 31, 2026 and December 31, 2025.
At March 31, 2026 and December 31, 2025, the Company’s subordinated debt was as follows:

	Aggregate Principal Amount March 31, 2026	Aggregate Principal Amount December 31, 2025
(Dollars in thousands)
Total liability, at par	$64,000	$64,000
Less: unamortized debt issuance costs	(537)	(564)
Total liability, at carrying value	$63,463	$63,436

On December 6, 2019, the Company issued $32 million of fixed-to-floating rate subordinated notes (the “2019 Notes”) due December 6, 2029 in a private placement. The Company received $31.6 million in net proceeds after deducting issuance costs. The 2019 Notes accrued interest at a fixed rate of 5.5%, payable semi-annually beginning June 6, 2020, for the first five years until December 6, 2024; thereafter, the subordinated notes accrue interest at an annual floating rate equal to three-month CME Term SOFR plus 0.262% plus a spread of 3.94% until maturity or early redemption. The Company may redeem the 2019 Notes in whole or in part, on or after December 6, 2024 on any interest payment date. At March 31, 2026 and December 31, 2025, the carrying value of the 2019 Notes totaled approximately $31.8 million and $31.8 million, respectively. The interest rate on the 2019 note rate was 7.87% and 7.94% for March 31, 2026 and December 31, 2025, respectively.
On April 19, 2022, the Company issued $32 million of fixed-to-floating rate subordinated notes (the “2022 Note”) due April 30, 2032 in a private placement to a single institutional purchaser. The Company received $31.4 million in net proceeds after deducting issuance costs. The 2022 Note accrues interest at a fixed rate of 4.50%, payable semi-annually beginning October 30, 2022, for the first five years until April 30, 2027; thereafter, the subordinated note will accrue interest at an annual floating rate equal to three-month SOFR plus a spread of 1.93% until maturity or early redemption. The Company may redeem the 2022 Note in whole or in part, on or after April 30, 2027 on any interest payment date. At March 31, 2026 and December 31, 2025, the carrying value of the 2022 Note totaled approximately $31.7 million and $31.6 million, respectively. The interest rate on the 2022 note rate as of March 31, 2026 and December 31, 2025 and 2024 was 4.5%.
Interest expense on the subordinated notes was $1.0 million and $981 thousand for the three months ended March 31, 2026 and 2025, respectively. Interest payable on the subordinated notes amounted to $773 thousand and $407 thousand as of March 31, 2026 and December 31, 2025, respectively.
Note 14—Income Taxes
The Company recognized tax expense of $1.4 million for the three-month period ended March 31, 2026, compared to $1.1 million during the same period of 2025. For the three-month periods ended March 31, 2026 and 2025, the variance between the effective tax rate and the U.S. statutory rate of 21% is primarily attributable to state income tax, non-taxable income resulting from the change in cash surrender value of bank-owned life insurance, non-deductible expenses, and a tax credit for research and development.
In accordance with FASB ASC Topic 740-10, “Accounting for Uncertainty in Income Taxes,” at March 31, 2026 and December 31, 2025, the Company had no material unrecognized tax benefits or accrued interest and penalties.
If applicable, the Company will record interest and penalties as a component of noninterest expense.

FIRST CAROLINA FINANCIAL SERVICES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026 (unaudited) and December 31, 2025 (audited)
The Company is subject to routine audits of our tax returns by the Internal Revenue Service (“IRS”) as well as all states in which we conduct business. Generally, tax years prior to the year ended December 31, 2022 are no longer open to examination by federal and state taxing authorities.
Note 15—Subsequent events
The Company has evaluated all subsequent events for potential recognition and disclosure through May 1, 2026, in connection with these consolidated financial statements, which is the date these consolidated financial statements were available to be issued.

5,500,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

   , 2026
Sole Bookrunner

Keefe, Bruyette & Woods
A Stifel Company

Co-Managers

Raymond James	Hovde Group, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NYSE listing fee and the FINRA filing fee.

SEC Registration Fee	$13,976
Listing Fee	325,000
FINRA Filing Fee	15,680
Legal Fees and Expenses	2,100,000
Accountant’s Fees and Expenses	420,466
Transfer Agent and Registrar Fees and Expenses	25,000
Printing Fees and Expenses	103,000
Miscellaneous Expenses	100,000
Total	$3,103,122

Item 14.	Indemnification of Directors and Officers
Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents (not our real estate agents, if any, but those acting as “agents” of the corporation as defined in the North Carolina General Statutes) under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, employee or agent (i) conducted himself or herself in good faith, (ii) reasonably believed (a) that any action taken in his or her official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his or her conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.
In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Our Bylaws provide for indemnification to the fullest extent permitted by law for persons who serve as a director, or officer of the Company or at our request serve as a director, officer, employee or agent for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Our Bylaws also allow us to indemnify other employees and agents on the same terms. Accordingly, we may indemnify our directors, officers, employees or agents in accordance with either the statutory or nonstatutory standards.
Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director, officer, employee or agent who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director, officer, employee or agent was a party. Unless prohibited by the articles of incorporation, a director, officer, employee or agent also may make application and obtain court-ordered indemnification if the court determines that such director, officer, employee or agent is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.
Prior to the completion of this offering, we will enter into indemnification agreements with our directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement (with our consent) of any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to our directors and officers and for reimbursement of such advanced expenses to us if it is found that such director or officer is not entitled to such indemnification under applicable law.
Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. We have purchased a directors’ and officers’ liability policy that, subject to certain limitations, indemnifies us and our officers and directors for damages they may become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.
As permitted by North Carolina law, Article V of our Articles limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of the Company or otherwise; provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her service as a director, officer, employee, independent contractor, attorney, or consultant of the Company).
We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, the Exchange Act and otherwise.
The foregoing is only a general summary of certain aspects of North Carolina law and our governing documents and agreements dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to our Articles and Bylaws, which are filed as an exhibit to this registration statement, and to the relevant provisions of the North Carolina General Statues.
The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement obligates the underwriters to indemnify our directors, officers and controlling persons under limited circumstances against certain liabilities under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers or for persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, section 18(k) of the FDI Act and implementing regulations of the FDIC. These laws and regulations prohibit, among other things, indemnification payments with respect to an administrative proceeding or civil action if the director or officer is assessed a civil money penalty or removed from his or her position with us or the Bank.
Item 15.	Recent Sale of Unregistered Securities
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2023. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.
Stock Awards under Equity Incentive Plans
Between January 1, 2023, and the date of this Registration Statement, the Registrant has issued 1,204,758 shares of common stock to directors, officers, employees, and consultants pursuant to restricted stock awards granted under the Registrant’s equity incentive plans.

2024 Private Placement of Common Stock
On December 20, 2024, we issued 2,594,086 shares of common stock at a purchase price of $17.50 per share, to accredited investors for aggregate consideration of $45,396,505 (such shares and per share purchase price, reflected on a pro forma, as adjusted basis for the 2-for-1 forward split of our common stock to be completed prior to closing of the offering). The shares of common stock were offered and sold under the exemption provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder, in that the transactions were by an issuer not involving any public offering.
Item 16.	Exhibits and Financial Statement Schedules
(a)	Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b)	Financial Statement Schedules
No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
(c)	Filing Fee
A table furnishing the calculation of filing fees paid for the securities being registered hereby is set forth in Exhibit 107 to this Registration Statement in the manner required by Item 601(b)(107) of Regulation S-K.
Item 17.	Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
The following exhibits are filed as part of this Registration Statement.

Exhibit No.
1.1	Form of Underwriting Agreement
3.1**	Amended Articles of Incorporation of First Carolina Financial Services, Inc., currently in effect
3.2**	Form of Articles of Amendment of First Carolina Financial Services, Inc., to be in effect prior to the completion of this offering
3.3**	Amended and Restated Bylaws of First Carolina Financial Services, Inc., currently in effect
3.4**	Form of Amended and Restated Bylaws of First Carolina Financial Services, Inc., to be in effect immediately prior to completion of this offering
4.1**	Form of 5.50% fixed to floating rate subordinated note due December 6, 2029
4.2**	Form of 4.50% fixed to floating rate subordinated note due April 30, 2032
5.1**	Opinion of Wyrick Robbins Yates & Ponton LLP
10.1**†	First Carolina Financial Services, Inc. 2020 Equity Incentive Plan
10.2**†	First Amendment to the First Carolina Financial Services, Inc. 2020 Equity Incentive Plan
10.3**†	Form of Restricted Stock Award Agreement under the 2020 Equity Incentive Plan
10.4**†	First Carolina Financial Services, Inc. 2025 Equity Incentive Plan
10.5**†	Form of Restricted Stock Award Agreement under the 2025 Equity Incentive Plan
10.6**†	Amended and Restated Employment Agreement by and between First Carolina Bank, First Carolina Financial Services, Inc. and Ronald A. Day, dated September 1, 2019
10.7**†	Employment Agreement by and between First Carolina Bank and Steven G. Deaton, dated March 7, 2022
10.8**†	Amended and Restated Employment Agreement by and between First Carolina Bank and Douglas Ford IV, dated September 1, 2019
10.9**†^	Death Benefit Only Agreement by and between First Carolina Bank and Ronald A. Day, dated April 26, 2022
10.10**†^	Death Benefit Only Agreement by and between First Carolina Bank and Steven G. Deaton, dated April 26, 2022
10.11**†^	Death Benefit Only Agreement by and between First Carolina Bank and Douglas Ford, IV, dated December 19, 2019
10.12**	Form of Indemnification Agreement between First Carolina Financial Services, Inc. and each of its directors and officers
21.1	List of Subsidiaries
23.1**	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1)
23.2	Consent of Cherry Bekaert LLP, an Independent Registered Public Accounting Firm
24.1**	Powers of Attorney (included in the signature pages to this Registration Statement on Form S-1 filed on May 22, 2026)
107**	Filing Fee Table

**	Previously filed.
†	Indicates a management contract or compensatory plan.
^
Certain of the schedules and attachments to this exhibit have been omitted pursuant to Regulation S-K, Item 601(a)(5). The registrant hereby undertakes to provide further information regarding such omitted materials to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on June 11, 2026.

FIRST CAROLINA FINANCIAL SERVICES, INC.

By:	/s/ Ronald A. Day
Ronald A. Day
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Ronald A. Day	Chairman, President and Chief Executive Officer (principal executive officer)	June 11, 2026
Ronald A. Day

/s/ Steven G. Deaton	Chief Financial Officer and Chief Risk Officer (principal financial officer and principal accounting officer)	June 11, 2026
Steven G. Deaton

*	Director	June 11, 2026
Vincent C. Andracchio, II

*	Director	June 11, 2026
Sandra B. Boone

*	Director	June 11, 2026
John J. Ferebee, Jr.

*	Director	June 11, 2026
Gregory E. Floyd

*	Director	June 11, 2026
John W. Gussenhoven

*	Director	June 11, 2026
James A. Lucas, Jr.

*	Director	June 11, 2026
David S. Oyler

*	Director	June 11, 2026
Charles A. Paul, III

*	Director	June 11, 2026
Charles A. Robbins, Jr.

*	Director	June 11, 2026
Kevin M. Shannon

* By:	/s/ Ronald A. Day
Ronald A. Day Attorney-in-Fact